FORM 6-K

CIK 1135951

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Annual Report 2009-2010

Commission File Number – 1-15182

DR. REDDY'S LABORATORIES LIMITED

(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☑

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY'S LABORATORIES LIMITED
(Registrant)

Date: July 7, 2010

By: /s/ V.S. Suresh
Name: V.S. Suresh
Title: Company Secretary

DR.REDDY'S


SUSTAINABILITY
CREATING A POSITIVE ECONOMIC SOCIAL & ENVIRONMENTAL IMPACT

DR. REDDY'S LABORATORIES LIMITED I ANNUAL REPORT I 2009–10

CONTENTS







CHAIRMAN'S LETTER



Dear Shareholders

2009-10 has been a satisfactory year for your Company. Let me start with the financial results.

- Consolidated revenues for 2009-10 was Rs. 70,277 million. Excluding revenues from sumatriptan — your Company's Authorized Generic version of Imitrex® which was launched in 2008-09 — revenue grew by 9%. In US dollar terms, 2009-10 revenue was US$ 1.56 billion. I am happy to inform you that the Company's revenue has been rising at a CAGR of 23% over the last decade. That is a creditable performance by any standard.
- Your Company's EBITDA of Rs. 15,828 million was the highest among pharmaceutical companies in India.
- Return on Capital Employed (RoCE) in 2009-10 was 17%, as against 14% in 2008-09. You may recollect that in my last year's letter to you, I had asked your Company to generate "Return on Capital Employed in middle to high teens". It has.

There have been several other developments in 2009-10 that I am particularly proud of.

The first is that in the US market, 2009 saw Dr. Reddy's enter the list of the Top 10 generic companies. This is a red-letter event for your Company. It confirms Dr. Reddy's abilities to compete in the US, and strengthens its resolve to becoming a leading generics player in this important geography.

Your Company remains committed to building a strong generics and active ingredients pipeline. In 2009-10, Dr. Reddy's filed 13 drug applications in North America, of which 12 Abbreviated New Drug Applications (ANDAs) were in the US and one in Canada. Among these were six Para-IV filings.

The second development is in the Russian and CIS markets. In Russia, revenues of your Company grew by 25% in 2009-10 — versus an overall market growth of 8% — and thus gross sales for Russia and CIS markets exceeded the US$ 200 million mark. That is another 'first' for Dr. Reddy's.

Third, the Indian market saw your Company's revenues increase by 20% in 2009-10 to Rs. 10,158 million — thus crossing the Rs. 1,000 crore landmark. This is also a 'first'.

Fourth, I am proud of what your Company did on 30 September 2009. Following concerns on the size and proportion of a few of its pills in the US — an issue isolated to four products, one specific lot per product, or four lots in total — it voluntarily recalled four categories of tablets. To my mind, this is an act of courage and honesty. In such circumstances, the right thing to do is to take all the necessary corrective measures with utmost speed and fairness. This action of your Company has strengthened its fiduciary position vis-à-vis its US customers and the US Food and Drug Administration (USFDA).

Fifth, Dr. Reddy's had successful audits carried out by the USFDA for two of its formulation plants, one in Hyderabad and the other in Vishakapatnam. The USFDA follows extremely stringent audit procedures, and the success demonstrates your Company's commitment to producing medicines according to the highest international standards. The formulation plant at Vishakapatnam was also audited and certified by Brazil's National Health Surveillance Agency (or the Agência Nacional de Vigilância Sanitária, ANVISA). In addition, the chemical plants were audited and certified by the United Kingdom's Medicines and Health products Regulatory Agency (MHRA).

Sixth, I am happy to inform you that Dr. Reddy's has entered into a strategic partnership with GlaxoSmithKline plc (GSK) to develop and market select products across emerging markets outside India. This partnership will expand the Company's reach in emerging economies. The products will be manufactured by Dr. Reddy's; and will be licensed and supplied to GSK in markets such as Latin America, Africa, the Middle East, and Asia Pacific excluding India. Already, there has been more than 50 dossier filings in various markets under this alliance.

Seventh, let me talk about discovery research. I am satisfied with the results of the first set of Phase III clinical trials of Balaglitazone (DRF 2593). These have shown significant reduction in HbA1c

The global pharmaceutical business is becoming more complicated than ever before. Older business models are being challenged by competition; and new verticals are coming into play.

(glycosylated haemoglobin) and improved safety profile. I hope that your Company will continue getting successful Phase III results, and will be able to monetize this new molecule in the future.

Your Company remains committed to building a strong generics and active ingredients pipeline. In 2009-10, Dr. Reddy's filed 13 drug applications in North America, of which 12 Abbreviated New Drug Applications (ANDAs) were in the US and one in Canada. Among these were six Para-IV filings. The US generic pipeline now comprises 73 ANDAs pending with the USFDA, including 11 tentative approvals. Of these, 38 are Para-IV filings, with 12 in the category of 'first to file'. As of 31 March 2010, the Company has filed 179 cumulative drug applications in both US and Canada.

In the Active Ingredients business, too, the Company filed 36 Drug Master Files (DMFs) in 2009-10 —19 in the US, five in Canada, eight in Europe and four in other countries. As on 31 March 2010, Dr. Reddy's had cumulative filings of 378 DMFs, with 156 in the US.

We have taken all the necessary impairments on account of our German subsidiary, betapharm. As I wrote last year, the German generics market has become commoditized, driven by tenders and auctions. In such a scenario, accounting standards dictated taking another non-cash impairment. Your Company has done so in 2009-10 by recording a write-down of intangible assets of Rs. 3,323 million, and goodwill of Rs. 5,147 million. The balance sheet has been effectively cleansed of intangible and goodwill on account of betapharm. With the cost and organizational rationalizations that are being carried out in Germany, and with much greater supply chain support from India, I expect betapharm to do better in the future.

Finally, a peep into tomorrow. The global pharmaceutical business is becoming more complicated than ever before. Older business models are being challenged by competition; and new verticals are coming into play. There will be new developments and alliances, as well as new opportunities and challenges. In such an environment only the rapid, clever and nimble will win. The changes that are being carried out across your Company are all geared to create the 'winning infrastructure'.

For the next year, I am asking your Company to earn a return on capital employed between 18% to 22%, in line with the goal of reaching 25% by 2012-13.

I am confident that your Company will continue winning. And be the most respected global pharmaceutical company in India committed to providing affordable and innovative medicines.

Thank you for your support.

With warm regards,

Dr. K Anji Reddy
Chairman



FINANCIAL HIGHLIGHTS (BASED ON IFRS FINANCIALS)

Consolidated Revenues
Excluding revenues from sumatriptan – Dr. Reddy's Authorized Generic version of Imitrex® which was launched in 2008-09, the Company's overall revenue grew by 9%. It should be noted that the Company's revenue has been rising at a CAGR of 23% over the last 10 years.

EBITDA
Adjusted EBITDA of Rs. 15,828 million is highest among pharmaceutical companies in India.

Profit After Tax
Net profit of Rs. 1,068 million in 2009-10 as against a net loss of Rs. 5,168 million in 2008-09.

Excluding impact of impairment from the current year as well as from the previous year, adjusted net income increased by 10% to Rs. 9,217 million in 2009-10 from Rs. 8,355 million in 2008-09.

Return on Capital Employed (RoCE)
RoCE at 17% for 2009-10 as against 14% in 2008-09.

This increase is attributable to:
- Core business growth of India, Russia and North America
- Rationalization of business model and
- Cost optimization and restructuring initiatives.

Fully diluted Earnings Per Share
Fully diluted earnings per share was at Rs. 6.30 in 2009-10 as against Rs. (30.69) in 2008-09.

HIGHLIGHTS 2010

CONSOLIDATED REVENUE
IN RS. MILLION


69,441
70,277
2009
2010

GLOBAL GENERICS REVENUES
GEOGRAPHICAL MIX, IN RS. MILLION


2008-09
North America
40% (19,843)
Europe
24% (11,886)
India
17% (8,478)
Others
4% (1,959)
Russia
12% (5,803)
CIS
4% (1,821)
2009-10
North America
34% (16,817)
Europe
20% (9,643)
India
21% (10,158)
Others
6% (2,868)
Russia
15% (7,232)
CIS
4% (1,887)

REVENUES FROM DIFFERENT BUSINESSES

Global Generics
- Revenues were at Rs. 48,606 million in 2009-10 versus Rs. 49,790 million in 2008-09. Excluding revenues from sumatriptan, Dr. Reddy's Authorized Generic version of Imitrex® which was launched in 2008-09, Global Generics revenues grew by 8%.
- In 2008-09, the company was able to launch sumatriptan, the Authorized Generic version of Imitrex®, ahead of others. The launch of sumatriptan in the US contributed Rs. 7,188 million in 2008-09 and Rs. 2,543 million in 2009-10.
- Excluding sumatriptan, revenues from North America grew by 13% to Rs. 14,274 million in 2009-10 from Rs. 12,655 million in 2008-09, growth being largely driven by the new product launches and OTC products.
- Revenues in India grew by 20% to Rs. 10,158 million in 2009-10 from 8,478 million in 2008-09.
- Revenues from Russia and CIS countries grew by 20% to Rs. 9,119 million in 2009-10 from Rs. 7,623 million in 2008-09.
- Revenues from Europe dropped by 19% to Rs. 9,643 million in 2009-10 from Rs. 11,886 million in 2008-09. betapharm revenues dropped by 26% to Rs. 7,298 million in 2009-10 from Rs. 9,854 million in 2008-09.

ANDAs, DMFs, PRODUCT REGISTRATION AND NCEs

ANDAs in North America

In 2009-10, the Company filed 12 Abbreviated New Drug Applications (ANDAs) in US including six Para IV filings. The Company has filed 158 cumulative ANDAs up to date. As on 31 March 2010, there were 73 ANDAs pending approval at the USFDA, of which 38 are Para-IV filings, with 12 in the category of 'first to file'.

DMFs

Regarding Active Ingredients business, the Company filed 36 DMFs in 2009-10. Of these, 19 were filed in US, five in Canada, eight in Europe and four in other countries. As on 31 March 2010, the Company had cumulative filings of 378 filings, with 156 in the US.

New Chemical Entities (NCEs)

As on 31 March 2010, Dr. Reddy's had six New Chemical Entities (NCEs), of which five are in clinical development and one in the pre-clinical stage.

PSAI REVENUES
GEOGRAPHICAL MIX, IN RS. MILLION


India
13% (2,383)
Others
34% (6,340)
2008-09
Europe
33% (6,160)
North America
20% (3,875)
India
13% (2,646)
Others
36% (7,433)
2009-10
Europe
33% (6,652)
North America
18% (3,673)

ANDAs IN NORTH AMERICA


23
12
Non Para IV
16
Non Para IV
6
Para IV
7
Para IV
6
2009
2010

DMFs
GEOGRAPHICAL MIX


Canada
5
Others
10
2008-09
USA
21
Europe
19
Canada
5
Others
4
2009-10
USA
19
Europe
8

Pharmaceutical Services and Active Ingredients (PSAI)

- Revenues grew by 9% to Rs. 20,404 million in 2009-10 from Rs. 18,758 million in 2008-09. International revenues accounted for 87% of PSAI revenues.
- 2009-10 saw the company posting significant increase primarily from Europe by 8% and "Rest of the World" markets (i.e., all markets other than North America, Europe, Russia and other countries of the former Soviet Union and India) by 17%.

RECOGNITIONS

The year saw Dr. Reddy's win numerous awards. Some of the key ones were: "Corporate Social Responsibility Award" at the CNBC TV18's India Business Leader Awards (IBLA); "Golden Peacock Award for Excellence in Corporate Governance" and "NASSCOM CNBC IT User Award" 2009 in the Pharmaceutical vertical for the 2nd year in a row.

For its HR initiatives, Dr. Reddy's won the: Recruiting And Staffing Best In Class (RASBIC) award 2009-10 for the 'Best Overall Recruiting and Staffing Organization' and 'Best Recruiting Evaluation Techniques'; 'Organization with Innovative HR Practices' and 'Outstanding Contribution to the Cause of Education' awards at the World HRD Congress and was adjudicated the best in the 'Great Places to Work Survey' in the pharmaceutical and biotechnology industry.

The Company's Annual Report was conferred the 'Merit Award' for the year 2008 in the category 'Manufacturing Sector' by the South Asian Federation of Accountants.

THE DNA OF SUSTAINABILITY

At Dr. Reddy's, Sustainability is a way of life and is embedded in our purpose. It is a broad concept which encompasses how we value our employees, social impact of our products, patient centric programs, proactive safety, health and environment (SHE) management, implementation of community development projects and voluntary engagement with the society to address larger social concerns like livelihood and education.

Our awareness of sustainability originates from the social benefits of our business. We have come to understand the interdependence (as against independence) of our stakeholders and this has encouraged our simultaneous pursuit of a people, purpose and planet approach. For our organization to be truly sustainable, we have to be distinctive in a few areas, while being good at most activities that we do. We believe that our strategy of "Leveraging industry-leading science & technology, product offering, and customer service with execution excellence to provide affordable and innovative medicines for healthier lives" will help us focus on the right areas.

In practicing sustainability, our initial efforts were focused on environment management and safety & health at the workplace. As our organization evolved, so has been our sustainability thinking. Today, while considering issues that are of significance to our stakeholders as well as to the organization, we have arrived at a robust sustainability framework with six key focus areas– Providing affordable and innovative medicines, being an employer of choice, environmental management and climate change, caring for communities, sustainable sourcing and product responsibility.


ENVIRONMENTAL MANAGEMENT & CLIMATE CHANGE
SUSTAINABLE SOURCING
PL
PURPOSE
PRODUCT RESPONSIBILITY


CARING FOR
COMMUNITIES
ET
PEOPLE
PROVIDING
AFFORDABLE
& INNOVATIVE
MEDICINES
BEING AN
EMPLOYER
OF CHOICE

KEY AREAS OF FOCUS



SOCIETY
COMMUNITY
ENVIRONMENT
PUBLIC

CUSTOMERS & PARTNERS
USERS Patients
CHANNELS Retailers, Wholesalers, Distributors, Hospitals, Government
INFLUENCERS Physicians, Insurers
OTHERS Partners, Vendors, Suppliers, Regulators

EMPLOYEES
FAMILY
ALUMNI

INVESTORS & SHAREHOLDERS

To us at Dr. Reddy's, a sustainable organization is one that simultaneously pursues economic, social and environmental benefits, thereby increasing value for all its stakeholders and assuring a robust future.





PROVIDING AFFORDABLE AND INNOVATIVE MEDICINES

At Dr. Reddy's, a company with a significant global footprint, we have a serious responsibility – to help reduce the burden of disease on individuals and on the world. We achieve this by leveraging our proficiency in science and technology to innovate at every stage of our processes. Our Pharmaceutical Services and Active Ingredients (PSAI) and Global Generics businesses focus on affordability by providing lower cost, high quality alternatives while our Proprietary Products business addresses unmet and poorly met medical needs.

» **Reaching out to the rural markets in India** Dr. Reddy's forayed into the rural markets in FY09 with launch of an exclusive portfolio of products targeted at the needs of people in rural India.

» **Dose Counter Inhalers – a novel device** It is the first Metered Dose Inhaler in India that gives patients an advance indication of when the inhaler is going to be empty.

» **Through Sparsh,** the entire range of Dr. Reddy's oncology products are routed to needy patients through patron-oncologists across India, enabling them to complete planned cancer care and treatment.


GREEN (FULL)
TIME TO CHANGE
RED (EMPTY)



Satyajit Ghosh (7 yrs.) from Bhubaneswar, Orissa, India was diagnosed with blood cancer six months ago. His treatment requires him to spend two to three weeks at the SCB Medical College in Cuttack, India every month. His care and treatment costs are beyond the reach of his father, a daily wage laborer. He was given assistance under the Sparsh program to meet his treatment needs. Dr. Reddy's arranged for free medication as well as reimbursement of other treatment related expenses. He has now successfully completed 4 cycles of chemotherapy and is looking forward to getting his normal childhood back.


DR. REDDY'S

ENVIRONMENTAL MANAGEMENT & CLIMATE CHANGE

We are working towards maintaining a harmonious relationship with the environment, which calls upon us to engage ethically with our stakeholders and to do everything in our power to reduce our ecological footprint. Our mandate now, is *'every new product should have a sensible footprint'*. Efforts are on to achieve a suitable blend of energy conservation, use of renewable sources of energy, water conservation, control on generation, disposal of hazardous waste and green chemistry.





» Safe disposal of organic residue to cement industry
A positive development regarding disposal of our organic residues was the opening up of an alternative, environmentally friendly option as



compared to incineration. During 2009-10, we disposed 1,747 tons of organic residues to the cement industry for use as feedstock in the cement manufacturing process.

» In FY10 a total 71 energy conservation measures were initiated, with an annual saving of around 5.0 million kwh.

» **Green Chemistry** Dr. Reddy's "Centre of Excellence for Process Engineering" contributes to Sustainability through "Green Chemistry". This ensures not only environment friendly products and processes, but also contributes to the health and safety of employees involved in manufacturing. In FY10 the Company joined the Green Chemistry Institute® Pharmaceutical



Roundtable of the American Chemical Society.

» **Solvent Recovery Systems (SRS)** were installed across all our Hyderabad based Chemical units in FY09 at a cost of Rs. 250 million.





BEING AN EMPLOYER OF CHOICE

We believe collaboration and teamwork enhances performance and drives innovation. We work as One Team, collectively ideating, innovating and interacting. At Dr. Reddy's, we offer a conducive working environment that taps one's potential to the fullest while offering them the freedom to question, innovate and find that *'better way'*. This has gone a long way in earning us the trust of our employees and in making our employees proud to work with us.

» **Leadership Academy** The Leadership Academy at our Bachupally campus in Hyderabad is a state-of-the-art infrastructure aimed at being a catalyst for our company-wide culture of continuous learning and leadership development. The academy provides a platform for people to come together to ideate and introspect. In FY10 a total of 6,068 man days of training was provided.

» **Diversity** There is a conscious effort at building diversity in the workforce, which has led to a greater proportion of women employees. In FY10, almost 13% of the recruits were women. Also, of all the campus hires, 31% were women.





Our global employee strength comprises of 13,000+ associates from over 25 nationalities. Over 2,600 associates are based outside India.

» **Self Managed Team (SMT)** We were the first pharmaceutical company in India to implement the Self Managed Teams (SMTs) concept at our manufacturing operations. A SMT is an empowered, multi-skilled team with operational decision-making authority. Turning traditional thinking on its head, the SMT concept, implemented at our plants at Baddi and Yanam in India have proved to be a resounding success.



PRODUCT RESPONSIBILITY

The trust of patients and doctors is crucial to our business. We ensure there is *'No scope for error in anything we do'* by addressing quality management, regulatory compliance, product safety requirements and putting in stringent procedures for packaging to protect patient safety. We are adopting a Quality by Design (QbD) approach where it is no longer enough to do a quality check at the end of the process. Our aim is to ensure that every step in our process is done *'first time right'*.





Tamper-proof package design of Mitotax injection was awarded the AmeriStar award for packaging excellence in 2005

» Product packaging- We address counterfeiting through:

- Use of a specific sequence for batch numbering, manufacturing and expiry date
- Use of hologram stickers
- Coin reactive zone
- Specialized printing techniques to safeguard products from cheap counterfeits
- Codifying Strip has guidelines to eliminate obvious conventional practice among others



» Compliance Our manufacturing facilities have been inspected and approved by leading regulatory agencies like United States Food and Drug Administration (USFDA), Ministries of Health of Brazil (ANVISA), UK (MHRA), Ukraine, Romania, Therapeutic Goods Administration (TGA), Danish Medicines Agency and World Health Organization (WHO) among others.

Globally, we have eight USFDA approved chemical plants, seven finished dosage plants (two USFDA approved) and one biologics development center.





SUSTAINABLE SOURCING

Our Business Partners are important stakeholders and working with them provides us operational flexibility and cost advantage. However, we are the ones responsible for social, economic and environmental impacts of our entire value chain. Through sustainable sourcing, we try to influence them to adhere to best practices in human rights, ethics, health & safety, environment and other related management systems. Our mantra has been *'nurture them, and let them grow'*, as ultimately our growth is linked to theirs.

» Enabling compliance Many of our business partners are WHO GMP certified and ISO compliant. We evaluate their compliance through audit and give weightage to those who are environmentally sensitive. A data bank has been created on our Safety, Health and Environment (SHE) infosite and it triggers mail alerts to the business partners regarding the expiry/non-receipt of their licenses. Periodic safety audits are conducted at their facilities to check infrastructure



improvement and systems implementation.

» Vendor Lab and Use Test Lab We have created a vendor lab, through which our business partners can manage



processes faster, validate new sources and technologies, speed up implementation and conserve higher cost facilities. In the pharmaceutical industry, maintaining high quality standards



and robust systems is crucial. Through a Use Test Lab, analysis is done to ensure that our finished drugs meet regulatory standards.



CARING FOR COMMUNITIES

'To progress and provide for the community around us' and *'to benefit individuals and society at large'* are our focus areas in sustainable community development. Caring for communities is a part of our values statement. We channel our wide network of social activities through Dr. Reddy's Foundation (DRF), address health education needs and patient care activities through Dr. Reddy's Foundation for Heath Education (DRFHE) and create positive impact on communities through Corporate Social Responsibility (CSR) teams in each location.









» **Dr. Reddy's Foundation** The activities of Dr. Reddy's Foundation (DRF) span two broad areas of social intervention:

- **Livelihoods** Create, implement and disseminate sustainable and replicable livelihood models through partnerships.
- **Education** Provide learning opportunities for those who have never been to school, or are dropouts, while improving quality of education across schools.

» **Dr. Reddy's Foundation for Health Education (DRFHE)** Conducts programs like Post Graduate Certificate in Healthcare Management (PGCHM) and certificate program in cancer counseling. Students passing out from these courses assist healthcare professionals and doctors in providing better care to patients. 'Life at Your Doorstep' is a palliative care initiative that helps terminally ill patients and their families better manage serious illness.

THE POWER OF 10

• you can change lives

HUMAN RESOURCES



As we set ourselves a target of reaching $ 3 billion by FY13, we realize that it is our people – our biggest strength – that will get us there. Our employees are the engine that drives our organization forward. We are committed to nurture and develop the tremendous talent that exists at Dr. Reddy's by providing our people a platform to achieve greater things in life.

In today's rapidly changing business environment, the organization that is efficient and effective wins. It means having people who fit your needs perfectly, when you need them.

Dr. Reddy's global employee strength crossed 13,000 in 2009-10, of which over 2,600 are based at locations outside India. There is a conscious effort at building diversity in the workforce, which has led to a greater proportion of women employees. In FY10, almost 13% of the recruits were women. Of all the campus hires, 31% were women.

Our consistent pursuit to create an ever-flourishing organization built on a platform of unyielding integrity and sound values has indeed, gone a long way in making us an employer of choice.



PARTICIPANTS AT THE SENIOR LEADERS PROGRAM WHICH WAS HOSTED BY DR. REDDY'S AT OUR LEADERSHIP ACADEMY IN BACHUPALLY, HYDERABAD FROM 14-19 SEPTEMBER.

TALENT ACQUISITION

During the year, around 4,100 new employees were hired, including replacements. The highlights of the hiring program are:

- India field and manufacturing hires have contributed 25% each to the overall hiring while 24% of the hiring was in Quality, Research & Development and Engineering Services.
- Critical talent was added in the areas of Life Cycle Strategy, Formulations Scale-Up Development, Regulatory Strategy, Legal, Corporate Development & Strategic Planning, Safety Health & Environment, Pharmacovigilance & Clinical Development, Bioassay and Medical Sciences.
- 24 Management Trainees and laterals were recruited from prestigious B-Schools including IIMs, ISB, TISS and about 628 technical trainees were recruited which includes a number of IIT graduates. We also ramped up our Self Managed Teams (SMTs) in Baddi and Vishakapatnam.

TALENT MANAGEMENT

Nominations for promotion to and within Senior Management were taken through the Talent Management Board (TMB) process for the first time on a pilot basis. The TMB process roadmap was drawn up with the top management and is slated to be executed in FY11. The deployment of this initiative will be top down with TMBs for top management being done at the Corporate and for others in the Business Units. The Company's Management Council (MC) will lead this process to reinforce the commitment of the top management to the development of leadership in the organization.

We are also partnering with a global consulting firm to work on critical interventions related to role clarification, job evaluations and competency management.

LEARNING & LEADERSHIP DEVELOPMENT

Leadership development across all levels and a culture of continuous learning are key to our

In today's rapidly changing business environment, the organization that is efficient and effective wins. It means having people who fit your needs perfectly, when you need them. Dr. Reddy's global employee strength crossed 13,000 in 2009-10, of which over 2,600 are based at international locations.





* WOMEN'S DAY CELEBRATIONS AT DR. REDDY'S

** PARTICIPANTS AT THE 2ND ANNUAL LEADERSHIP SUMMIT WHICH WAS HELD FROM 10-13 AUGUST AT BOSTON, USA.

growth aspirations. Some of the key activities carried out in this area for the year were:

- Second Leadership Summit was organized at Boston, USA with world class faculty sharing ideas on Performance & Execution, Talent & Leadership, and Organizational Culture.
- Hosted the Senior Leaders Program (SLP) for cross-industry consortium. During this program, senior leaders from high powered consortium companies including those from Dr. Reddy's attended a week long program at our Leadership Academy.
- Coaching provided to middle and senior leaders based on their 360 degree feedback.
- Launched several learning interventions focused on developing critical skill sets, soft skills and leadership competencies. The Company offered 6,068 man days of training.
- Increased the reach of learning through Learning@drreddys – an internal learning portal.
- 399 Management, Engineering and Technical trainees inducted into the organization through an intense, systematic and well-planned Campus-to-Corporate induction program.

BUILDING AN INCLUSIVE AND ENABLING ORGANIZATION

During the year, several new employee enabling policies like flexible work timings, sabbatical leave, part-time work, paternity leave & adoption were introduced with an aim to provide flexibility and work life balance to employees.

HR AWARDS

In FY10, the Company received the following key recognitions for its HR initiatives.

- Recruiting and Staffing Best in Class Award (RASBIC) 2009-10 for the 'Best Overall Recruiting & Staffing Organization' and 'Best Recruiting Evaluation Techniques'
- Employer awards at the World HRD Congress for 'Organization with Innovative HR Practices' and 'Outstanding Contribution to the Cause of Education'
- Adjudicated the best in the 'Great Places to Work Survey' in the Pharma and Biotech industry.


Enabling
YOU
Short, sweet and simple
Our answer to all your queries

SAFETY HEALTH & ENVIRONMENT

We are committed to maintaining the highest standards of Safety, Health and Environment (SHE) by complying with the laws and regulations first, and then going beyond the mandate to keep our planet safe for future generations. Minimizing the environment impact of our operations assumes utmost priority. Our comprehensive SHE policy, as well as dedicated measures we have taken through specialized teams, systems and programs for this purpose are a testament of our commitment to the cause. Reducing our existing carbon footprint and tailoring our processes to minimize the impact on the environment rank high in our list of priorities. Greatest emphasis is given to safety measures for minimizing accidents. Emergency management and safety training for employees, the use of Green Chemistry and engineering principles in our product development, and incorporating waste water recycling and Zero Liquid Discharge (ZLD) in our plants were key features of the SHE program at Dr. Reddy's.

The year 2009-10 saw significant steps taken in the direction of building a fool-proof and robust Safety, Health & Environment system in the organization.



SAFETY TRAINING AT ONE OF OUR CTO UNIT IN HYDERABAD, INDIA

SAFETY UPDATE

- During the year 124 safety related incidents were reported across all locations out of which eight were Lost Time Accidents.
- We initiated a system of cross-unit audits of all 16 manufacturing units and a total of 546 safety audit observations were noted. For 70% of audit observation, corrective actions were implemented and closed as on 31st March 2010. In a new initiative, "Batch Chemical Safety" cards with all key safety data were released for 34 products in the CTOs.
- Five new safety guidelines & six audit protocols were released during the year.

TOWARDS BETTER SAFETY AWARENESS AND EMERGENCY PREPAREDNESS

- 38 monthly safety campaigns were carried out on themes like emergency management, work permit system etc. across all manufacturing sites. Safety week was observed in March 2010 across all facilities to promote a culture of safety at the work place.
- 1,460 internal training program (equivalent to 5,355 man days of training) on safety was conducted by internal faculty. Some specialized external training programs like dust explosion hazard, tank farm & warehouse management, safe handling of chemicals were also organized for 174 employees.
- During the year, 33 mock drills, 54 fire drills and 23 first aid training programs were conducted. As on date 835 trained first aiders, 1,315 trained fire fighters are available at various locations.
- SHE support was also extended to third party manufacturing facilities and 18 audits & four safety risk assessments were conducted during the year. 43 man-days of training was also organized on various topics like static-electricity hazard and its control and work permit system.

PROCESS SAFETY MANAGEMENT

- Focus during the year was on embedding SHE aspects into our new product development process. Objective of the initiative was to make our manufacturing processes safer, through a comprehensive method for analyzing process hazards.
- A SHE guideline for conducting risk analysis of CTO manufacturing processes was put in place. Aspects of process hazard identification, risk analysis and measures towards risk reduction were considered in the guideline.
- Nine training programs including sessions by globally recognized consultants were organized

Minimizing the environment impact of our operations assumes utmost priority. Our comprehensive SHE policy, as well as dedicated measures we have taken through specialized teams, systems and programs for this purpose are a testament of our commitment to the cause.

to create a knowledge base amongst our technical work groups across PSAI.

- Two new supplementary SHE guidelines were released for smoother implementation of risk analysis procedure and a chemical database listing for referral during risk analysis was created.
- Process risk analysis for 12 CTO products was completed with a detailed action plan for implementing the recommendations. A process risk analysis guideline for FTO manufacturing processes was also developed.
- A process to identify hazardous chemicals handled in our facilities was initiated to establish measures towards risk reduction in hazardous chemical handling. This exercise has been completed in two facilities so far.

OCCUPATIONAL HEALTH

- Occupational health surveillance was conducted at all CTO units.
- Industrial hygiene qualitative risk assessment was carried out at all manufacturing facilities using in-house tool based on hazard and control banding concept.
- Basic occupational health awareness training was conducted for 180 shop floor operators and block-in-charges.

ENVIRONMENT MANAGEMENT

- Post the commissioning of the Zero Liquid Discharge Plant (ZLDP), the absolute water consumption at the Biologics Development Center has come down by 50%.
- Effluent treatment plant at CTO – 1 was upgraded by adding RO based polishing plant and one more ZLDP being commissioned in FTO – 3
- Waste minimization teams were formed at CTO manufacturing units to achieve significant effluent load reduction.
- Two new guidelines on Environment Management to ensure a uniform documented system for environment management were released.
- World Environment Day was celebrated across all units. Clearance from Ministry of Environment and Forests was obtained for new SEZ projects.
- 1,747 MT of organic residue from CTO units was disposed as auxiliary fuel to cement plants. This constituted 50 % of the total organic waste generated and the rest was sent for incineration at TSDF facility.
- 71 energy conservation measures were initiated this year resulting in an annual saving of 5.0 million kwh.

WEB BASED TRACKING OF SAFETY, HEALTH & ENVIRONMENT INFORMATION

The SHE Infosite (an exhaustive information& action tracking website on the intranet) was upgraded and deployed for use. Separate workflows were created for:

- SHE audit recommendations, SHE incident reporting and status of corrective action implementation.
- Statutory compliances of pressure vessels and lifting tools and tackles testing
- Regulatory compliance tracking system for Strategic Business Partners (SBP) which supply key starting material to CTO units.
- Database for logging minutes of safety committee meetings.

Dedicated efforts continue towards resource conservation, strengthening safety culture and upgradation of physical facilities to deliver better safety and environmental performance.



ZERO LIQUID DISCHARGE (ZLD) UNIT AT CTO FACILITY IN BOLLARAM, HYDERABAD, INDIA.


Dr.Reddy's

SAFETY TRAINING: A FIRE DRILL AT THE CORPORATE HEADQUARTERS

Note:
CTO: Chemical Technical Operations (Manufacturing facility for Active Pharmaceutical Ingredients (APIs))
FTO: Formulation Technical Operations (Manufacturing facility for finished dosages / formulations)

CORPORATE SOCIAL RESPONSIBILITY



A DEEP COMMITMENT

"Dr. Reddy's Foundation (DRF) was born out of my anger", says Dr. K Anji Reddy, Founder Chairman of Dr. Reddy's. It was a Newsweek article which commented that "some parts of India were worse off than Sub-Saharan Africa" that triggered a call for action. Dr. Reddy set out to seek an answer to the query – what can we do to improve the condition of our country?

DRF, founded in 1996, through its pioneering efforts in the field of livelihood creation and education, has changed the lives of millions while achieving measurable social impact. It has exemplified the change that could be brought in the lives of the underprivileged through corporate initiatives. Past efforts have given us the confidence and hope that we can do much more in the coming years for the betterment of the marginalized sections of society.

FLOOD RELIEF INITIATIVE

DRF played an active part in providing relief to victims of the massive floods which hit Andhra Pradesh, India in October 2009.

Health camps were organized to provide immediate health services to the needy. Free treatment, essential medicines and technical advisers were made available by Dr. Reddy's, while DRF carried out the community mobilization and camp management activities. In a week-long operation from 13-19 October 2009, about 5,800 patients from over 30,000 families were treated in 38 villages and 21 urban slums. The Company also made a contribution of Rs. 10 million to the Chief Minister's Relief Fund and employees based out of India contributed their one day's basic salary towards the cause.

DR. REDDY'S FOUNDATION (DRF)

DRF has made significant progress in its social development endeavor in FY10 through several initiatives in the areas of creating ***Sustainable livelihoods*** and providing ***Quality education.***

LIVELIHOODS UPDATE

Livelihood Advancement Business School (LABS)

A total of 20,820 livelihoods were generated by LABS in 2009-10 through various partnerships. (refer LABS Partnership table)

Andhra Pradesh in India accounted for 30% of the total livelihoods generated followed by Delhi and UP which accounts for approximately 8% and 7% respectively. 68% of 20,820 youths trained were placed with an average salary of Rs. 3,618. A total income of Rs. 611,491,659 (Rs. 611 million) was generated for the financial year 2009-10 with 14,157 families being the beneficiaries of this increase in income.

Rural Livelihoods

The Rural Livelihoods Department of DRF undertook two projects last year:

LABS Partnership

Name of the Corporate	Partnership with	Livelihoods
CII Yi LABS	CII Yi	178
Accenture LABS	Accenture	403
ASHA LABS	Tata Teleservices	20
PCC LABS	CII Yi	130
WORLD VISION	WORLD VISION	105
Total		**836**

Name of Government Bodies	Partnership with	Livelihoods
Grameen LABS – National	MoRD, Government of India	8,673
EGMM – III	EGMM, Government of AP	1,498
EGMM – IV	EGMM, Government of AP	795
MEPMA	MEPMA, Government of AP	2,211
MEPMA – II	MEPMA, Government of AP	1,093
Corporation LABS	Corporation of Chennai, Tamil Nadu	410
MPRLP	MPRLP, Government of AP	110
NABARD	MoRD and NABARD, Uttar Pradesh	1,178
SHG LABS	WBSRDA, West Bengal	125
Total		**16,093**

Name of International NGOs	Partnership with	Livelihoods
MSDF LABS	Michael & Susan Dell Foundation	3,891
Total		**3,891**
Total Livelihoods Generated		**20,820**

DRF, founded in 1996, through its pioneering efforts in the field of livelihood creation and education, has changed the lives of millions while achieving measurable social impact. It has exemplified the change that could be brought in the lives of the underprivileged through corporate initiatives.

1. Pilot project in 10 villages in Sadshivpet Mandal of Medak District, Andhra Pradesh, India
2. Pilot project in 10 villages in Daund Taluka of Pune District, Maharashtra, India.

Wage Employment

205 youth were trained and placed in jobs in local areas (without migration) with an average salary of Rs. 3000 per month. As of 31 March 2010, a further 173 youth were undergoing training and 24, after having completed training were awaiting placement.

Self Employment

Apart from wage employment, 50 youth at Daund, Maharashtra, India have been helped to gain self employment. They were provided training and linked to banks to obtain loans. Around Rs. 18 million was mobilized as bank loan. The average monthly income of youths engaged in self employment is Rs. 4,000 per month. Youths have been assisted to set up poultry farms, dairy farming, auto repair shops and other small establishments in the village.

Capacity building of farmers

At Daund, DRF provided a grant of Rs. 50,000 to Farmer's Club to procure good quality seeds and conducted tours to expose them to new technologies. This helped them improve their farm output thus leading to increased income. A total of 200 farmers have benefitted from this project with an increase in income of Rs. 2,000 per farmer.

LABS PARTNERSHIPS INITIATED THIS YEAR

Based on the experiences and results gained in the pilot projects, DRF has been able to sign up for the below sponsored projects:

» **Lafarge India Private Limited** A MoU was signed with Lafarge India Pvt. Ltd. for conducting diagnostic study to access the feasibility of initiating a skill development and employability program for rural youth in Himachal Pradesh and Rajasthan.

» **Dalmia Cements and ACC** DRF signed a MoU with Dalmia Cements to support the training of 250 aspirants in five villages and provide them with livelihoods in Gulbarga District, Karnataka. A similar MoU has been signed with ACC for training and providing support to 50 aspirants in Chattisgarh.

» **Tata Power Company** DRF initiated the Skilling Rural India Project in Pune in association with Tata Power to train 300 aspirants.

» **Ashta No Kai** DRF has also signed a MoU with a Pune based NGO Ashta No Kai for training and livelihoods support to 100 aspirants in five villages. DRF has raised sponsored projects worth Rs. 4.5 million with a target of skilling 700 youth in the next one year.



GV PRASAD AND SATISH REDDY PRESENTING A CHEQUE TO MR. K ROSAIAH (CHIEF MINISTER OF THE STATE OF ANDHRA PRADESH, INDIA). DR. REDDY'S MADE A CONTRIBUTION OF RS. 10 MILLION TO THE CHIEF MINISTER'S RELIEF FUND IN AID OF THE FLOOD VICTIMS.



A MOBILE HEALTH CAMP IN AID OF FLOOD VICTIMS IN ANDHRA PRADESH, INDIA.

EXPLORING NEW LIVELIHOOD OPTIONS

New programs were launched to meet the needs of the deprived sections of the society and bring out new poverty alleviation programs.

» Program for prisoners

In a bid to enhance the employability of convicts after their release from jail and help them get re-integrated into society, DRF launched the "Prisoners program" to provide technical skills in two domains – automobile mechanism and refrigeration & air conditioning.

The 92 days prisoner's program was conducted in Charlapally Jail in Hyderabad from the 27 October 2009 to 27 January 2010 for 50 prisoners.

» MoU with Nasscom Foundation

DRF signed an MoU with NASSCOM Foundation and Accenture where it would train NASCOMM Knowledge Network partners and associated NGO's who work in similar areas of operations and support these teams in terms of process, curriculum and content, life skills and other operational issues.

» Program for Home Managers

A comprehensive 30 day module covering life skills, housekeeping, first aid, cooking, child and elderly care along with practical training was provided to 22 unemployed girls / women to help them become home managers.

NEW LABS CURRICULUM

» Retail

With demand for entry level skilled manpower increasing manifold, exclusive batches of retail training was planned pan-India. The curriculum involves store management methods, space utilization, store layout, influencing consumer behavior etc.

» Housekeeping

DRF trained aspirants on industrial housekeeping aspects like cleaning and maintenance methods, floor cleaning reagents, manual and mechanical equipments, pest control mechanism etc.

Dr. Reddy's extended its support to victims of the Haiti earthquake by providing free medicines. For its contribution to relief efforts, the company was given a special award at the 'Americares Spirit of Humanity Awards'.

» Security

Trained people on inventory management, vigilance aspects, CCTV operations, fire protection, bomb detection and evacuation procedures, mock drill operations etc.

» In shop Demonstrators

Branded electronic stores require an adept workforce who could answer customer queries while being clear in communication.

DRF piloted a batch which oriented the aspirants on electronics devices. The program, currently rolled out in Delhi and Kolkata, is planned for a pan India launch.

» Pharma Retail

With organized Pharma retail catching steam in India, DRF has tried to fulfill the needs of this sector by training youth on medicines, dosage forms and its selections, human anatomy and physiology, use of insulin pen, respiratory device and glucometer etc.

EDUCATION UPDATE

YUVA YOUTH LEARNING CENTERS

Community-based adolescent youth learning centers established in various urban slum areas around Hyderabad help bring dropouts and working children into the mainstream education system. These centers help eligible students obtain formal academic certification, provide career counseling and job-related training.

Six Yuva Youth Learning Centers were established in 2009-10 with four teachers in each centre.

TRANSIT EDUCATION CENTERS

A transit school comprises of an early childhood education center (crèche), a bridge course camp and a regular primary school. In FY10, 17 Non residential bridge centers, with a total strength of 38 teachers provided education to 575 students. Also, 360 students were taught at four Residential bridge centers with 20 teachers engaged in teaching them.

EDUCATION RESOURCE CENTER (ERC)

ERC is a Resource Center set up to provide academic support to all the Pudami Schools. ERC develops curricular content, material for teachers' education and mechanisms for academic support to schools. To facilitate children's shift to English medium, ERC has prepared an English transition course that aids children recover the academic backlog in any given class.

PUDAMI NEIGHBOURHOOD SCHOOLS

Pudami schools address the rising demand for English medium education from marginalized / lower income communities. Four schools have been set up in Hyderabad and Ranga Reddy district so far where 70 teachers impart education to a combined strength of over 1,400 children drawn from all sections.



A LIVELIHOOD ADVANCEMENT BUSINESS SCHOOL (LABS) CENTER RUN BY DR. REDDY'S FOUNDATION

PUDAMI ENGLISH PRIMARIES

To make quality English-medium education accessible to urban children from lower income groups, DRF set up 29 Pudami English Primaries in Hyderabad and Ranga Reddy Districts in Andhra Pradesh. They have a combined strength of 4,700 students (2,491 pre-primary and 2,209 primary) who are taught by 238 teachers.

KALLAM ANJI REDDY VIDYALAYA (KARV)

The Kallam Anji Reddy Vidyalaya at Hyderabad has 45 teachers providing education to about 1,200 students in both English and Telugu medium.

Kallam Anji Reddy Vocational Junior College at Hyderabad presently offers five 2-year vocational courses at the Intermediate level – Automobile Engineering Technician, Computer Graphics & Animation, Computer Science & Engineering, Hotel Operations and Multi-Purpose Health Worker. It has 450 students who are being trained by 20 teachers.

EARLY CHILDHOOD CARE & EDUCATION CENTER

Early Childhood Care & Education (ECCE) Center takes care of children in the age group of 0-5 years belonging to migrant children living on construction sites in urban Hyderabad, India. In FY10, ten ECCE centers funded by World Bank and 20 ECCE supported by Sarva Sikshya Abhiyan (SSA), a Government of India initiative, supported a total of 1,340 children with help from 15 teachers and 10 assistant teachers.

BRIDGE SCHOOL AT JUVENILE HOME FOR GIRLS AT NIMBOLIADDA, HYDERABAD, INDIA

Started in January 2010, about 84 children in three groups — Juvenile delinquents in special home, under-trials in observation home and children who need care and protection in the children home were housed in the campus. This bridge school has been set up with support from Sarva Sikshya Abhiyan (SSA).

DR. REDDY'S FOUNDATION FOR HEALTH EDUCATION (DRFHE)

DRFHE aims to create professionals (health educators) who would work with the medical fraternity to offer an integrated, multi-disciplinary approach to good health. The programs also aim at building the necessary soft skill capabilities with an objective of strengthening the healthcare delivery system for better patient care.

EDUCATION INITIATIVES

Better understanding through education

» Post Graduate Diploma in Healthcare Management

The seventh batch of the program commenced

from July 2009 where 16 students enrolled. A PGCHM certified Patient Educator would be a combination of a Physician's Assistant, Patient Counselor, Health Educator and a Physician's Associate.

» Certificate Program in Cancer Counseling
Three training programs were conducted in FY10 where fifteen candidates benefited and were placed as Case Managers under leading Oncologists across India.

TRAINING INITIATIVES

Training to deliver better patient care

» INNER CIRCLE
Introduced in 2007 to impart soft skill training of doctors, 53 Inner Circle programs were conducted in FY10 benefiting 1,809 doctors.

» ABHILASHA
Is aimed at helping nurses understand the true importance of their work and boost their self-confidence & motivation.

STUDENTS AT A YUVA LEARNING CENTER IN HYDERABAD, INDIA





ABHILASHA – NURSES TRAINING PROGRAM CONDUCTED BY DRFHE

148 programs were conducted during FY10 benefitting 3,800 nurses.

» SARATHI

Is a program that enables a doctor's assistant to emerge as a sharper, smarter and motivated individual. 60 programs were conducted during FY10 benefitting 1,474 participants.

» SANJEEVANI

Aimed at the pharmacist, this program helps them develop self confidence, empathy towards their customers and effective prescription dispensation. During FY10, 42 programs were conducted benefiting 672 pharmacists.

PATIENT INITIATIVES

Reaching out, touching lives

» Living Well

This program, in partnership with the "Art of Living", is aimed at helping people reduce risk factors and increase their resistance levels through awareness and lifestyle modification. It also helps manage their chronic condition through a self management support system. Seven programs were conducted during FY10 benefiting 70 patients.

» Life at your doorstep (LAYD)

Based on the principle of "Home Care" aspect of Palliative Care, this initiative aims to improve the quality of life for terminally ill patients by providing access to physical, psychological, emotional, social and spiritual support in an appropriate manner. A well-equipped medical van with a team consisting of a doctor, nurse and patient counselor goes to the patient's doorstep to provide home care service. DRFHE is also tying up with DRF – LABS program to provide livelihood to one member of a family where the earning member has been a victim of cancer. During FY10 this service, apart from Hyderabad was also launched at Bangalore, Mumbai, Bhopal, Jabalpur, Kolkata, Cochin and Coimbatore benefiting 2,048 cancer patients.

SOCIAL AUDIT CERTIFICATION

The Social Accounts of DRFHE for the period 2008-09 covering the programs Inner Circle, Abhilasha and Sarathi were discussed and certified by a Social Audit Panel comprising of Alan Kay (Social Audit Network, UK) and select experts in the field of health education on 27 & 28 October 2009.

During FY10, DRFHE significantly scaled up their activities from 192 programs last year to 383 programs this year.

MANAGEMENT DISCUSSION AND ANALYSIS



Note: Unless otherwise stated, financial data given in this section is based on the Company's consolidated IFRS financial statements

Established in 1984, Dr. Reddy's Laboratories ('Dr. Reddy's' or 'the Company') is an integrated global pharmaceutical company committed to providing affordable and innovative medicines through its three core businesses:

» **Global Generics,** which includes branded and unbranded prescription and over-the-counter (OTC) drug products.

» **Pharmaceutical Services and Active Ingredients (PSAI),** comprising Active Pharmaceutical Ingredients and Custom Pharmaceutical Services.

» **Proprietary Products,** comprising Generic Biopharmaceuticals, New Chemical Entities (NCEs), Differentiated Formulations and a dermatology focused specialty company – Promius™ Pharma.

The Company has a strong presence — in highly regulated markets such as the United States, the United Kingdom, Germany, as well as in emerging markets including India, Russia, Venezuela, Romania and certain CIS countries.

STRATEGY

The Company's strategy is to combine industry-leading science and technology, product offering and customer service with execution excellence to provide affordable and innovative medicines for healthier lives. The key elements of Dr. Reddy's strategy include:

STRENGTHENING OF SCIENCE AND TECHNOLOGY

The Company's strengths in science and technology range from synthetic organic chemistry, formulation development, biologics development to small molecule based drug discovery. Such expertise enables the creation of unique competitive advantages with an industry-leading Intellectual Property (IP) and technology-leveraged product portfolio.

OFFERINGS

Global Generics

- **Branded Generics**
  The Company seeks to have a portfolio that is strongly differentiated and offers compelling advantages to doctors and patients.
- **Unbranded Generics**
  It aims to ensure that its customers — pharmacy chains and distributors — are 'first to market' the Company's products; and that they have high product availability combined with low inventories resulting in superior inventory turns while addressing the customer's needs.

Vertical integration and process innovation ensures that the Company's products remain competitive.

PSAI

The Company's product offering is geared to offer IP and technology-advantaged products to enable launches ahead of others at competitive prices.

In the area of services, it aims to offer niche product service capabilities, technology platforms, and competitive cost structures to innovator companies.

Proprietary Products

- **Differentiated Formulations**
  The Company's emerging Differentiated Products portfolio, which comprises of new, synergistic combinations as well as technologies that improve safety and / or efficacy by modifying pharmacokinetics of existing medicines, is focused on significant clinically unmet needs. The Company is also investigating new indications for existing medicines.
- **New Chemical Entities (NCEs)**
  The Company is also focused in the discovery, development, and commercialization of novel small molecule agents in therapeutic areas of bacterial infections, metabolic disorders, and pain / inflammation.
- **Generic Biopharmaceuticals**
  The Company aims to deliver equivalents of

In the US market, 2009 saw Dr. Reddy's enter the list of the Top 10 generic companies. The Company has broken into the Top 10 league by improving its market share from 2.1% to 2.7%. This is a significant milestone, and corroborates Dr. Reddy's longer term target of becoming a leading generics player in the US.

proprietary biopharmaceuticals as affordable alternatives through process development as well as relevant clinical research.

EXECUTION EXCELLENCE (BUILDING BLOCKS)

Execution excellence provides the framework to create sustainable customer value across all the activities of the Company. The key elements of execution excellence as practiced in the company are:

- **Lean Manufacturing**
  Eliminating waste and reducing cycle time with focus on capacity constrained resources.
- **Quality by Design**
  Building quality into all processes and using quality tools to eliminate process risks.
- **Principles of the Theory of Constraints in supply chain and product development**
  This ensures high availability with low inventory through a pull-based logistics system. It also ensures speed in product development through Critical Chain Project Management (CCPM).
- **Leadership Development**
  Developing leaders as well as enhancing leadership behavior across the organization.

KEY EVENTS

FINANCIAL HIGHLIGHTS

» Consolidated revenues for 2009-10 was Rs. 70,277 million.

Excluding revenues from sumatriptan — Dr. Reddy's Authorized Generic version of Imitrex® which was launched in 2008-09 — the Company's overall revenue grew by 9%. In US

API MANUFACTURING FACILITY AT BOLLARUM, HYDERABAD, INDIA


STATUS BOARD
FSSR-19
VENT

CHART A North America: Growing Annuity of Opportunities


Opportunities
FY11
FY12
FY13
FY14
FY15
Assured 180 days exclusivity
1 product
2 products
Settlements / Go early
amlodipine benazepril
rivastigmine desloratidine
finasteride
fenofibrate
Difficult / Limited Competition
omeprazole Mg OTC
fondaparinux / 2 products (Pending approval)
fexofenadine pseudoephedrine*
*under litigation

CHART B The potential Biosimilar pipeline, based on Mammalian Cell Culture


Cell Line Development
Process Development
Tox Study
Clinical Manufacturing
Clinical Study
Product F
Product D
Exp. Launch → FY12
Product B
Exp. Launch → FY11
Product E
Product C
Exp. Launch → FY12
Product A
Exp. Launch → FY11
Product G

dollar terms, 2009-10 revenue was US$ 1.56 billion, compared to US$ 1.37 billion in the previous year. It may be noted that the Company's revenue has been rising at a CAGR of 23% over the last 10 years.

» Adjusted EBITDA of Rs. 15,828 million is highest among pharmaceutical companies in India in the year 2009-10.

» Return on Capital Employed (RoCE) at 17% for 2009-10 as against 14% in 2008-09. This increase is attributable to:

- Core business growth of India, Russia and North America;
- Rationalization of business model; and
- Cost optimization and restructuring initiatives.

BUSINESS HIGHLIGHTS

» In the US market, 2009 saw Dr. Reddy's enter the list of the Top 10 generic companies.

The Company has broken into the Top 10 league by improving its market share from 2.1% to 2.7%. This is a significant milestone, and corroborates Dr. Reddy's longer term target of becoming a leading generics player in the US.

At 6.5%, the Company's growth in the US generics market was one percentage point higher than the average growth recorded by all the generic firms in the industry. In doing so, Dr. Reddy's achieved a prescription growth of 40%.

Nine new products were launched in the US generics market in 2009-10, including one over-the-counter (OTC) product. The key launches include nateglinide, omeprazole magnesium (OTC), metformin glyburide and fluoxetine DR.

» India & Russia, both key emerging markets for the Company, registered impressive performance

In India, branded formulation revenues grew by 20% to Rs. 10,158 million. New product revenues contributed to 5% of total revenues from India formulations. The Company's new product rank improved from 25th in 2008-09 to 8th in 2009-10.

In Russia, Dr. Reddy's revenues grew by 25% — out-performing market growth of 8% in value terms *(Pharmexpert MAT, March 2010)*.

» Germany

Ongoing healthcare reforms and changing market dynamics continue to cause pricing pressures, leading to low margins. To remain competitive in this scenario, the Company has rationalized its field force and moved towards a lean operating model. In 2009-10, the Company recorded a one-time charge of Rs. 912 million related to termination benefits payable to a set of identified employees.

Moreover, the results of additional tenders in Germany led to further deterioration in the market dynamics, thereby resulting in the Company recording an impairment loss of:

- Rs. 2,112 million for the product related intangibles.
- Rs. 5,147 million towards carrying value of goodwill, and

- Rs. 1,211 million towards the trademark / brand, 'beta', which forms a significant portion of the betapharm cash generating unit.

» Successful audits of the Company's formulations and chemical plants

2009-10 saw successful US Food and Drug Authority (USFDA) audits of the Company's formulation plants at Bachupally, Hyderabad and Vishakapatnam, the ANVISA audit of the formulation plant at Vishakapatnam and the MHRA audit of the chemical plants.

» Product pipeline continues to show impressive growth potential

- The Company has filed 158 cumulative Abbreviated New Drug Applications (ANDAs) up to date. As on 31 March 2010, there were 73 ANDAs pending approval at the USFDA, of which 38 are Para-IV filings and 12 have the status of 'first to file'.
- It has filed 19 Drug Master Files (DMFs) in the US during the year, taking the total filings to 156. It also filed five DMFs in Canada, eight in Europe, and four in the Rest of the World (RoW).
- In addition, Dr. Reddy's has generated a sound near-term pipeline of limited competition / high margin opportunities of generic products and biosimilars, as depicted in the **Charts A and B**.
- Dr. Reddy's and Rheoscience announced the first Phase III clinical trial of Balaglitazone (DRF 2593) with results of significant reduction in HbA1c (glycosylated haemoglobin) and improved safety profile.

STRATEGIC PARTNERSHIPS

» Partnering with GlaxoSmithKline plc

Dr. Reddy's has entered into a strategic partnership with GlaxoSmithKline plc (GSK) to develop and market select products across emerging markets outside India. This partnership will expand the Company's reach in emerging economies, and leverage its product portfolio and process development strengths across Generic and Differentiated Formulations with GSK's market knowledge and presence in such markets. The products will be manufactured by Dr. Reddy's; and will be licensed and supplied to GSK in markets such as Latin America, Africa, the Middle East, and Asia Pacific excluding India.

TRENDS IN GLOBAL MARKETS

Note: Global market share numbers referred to in this and subsequent sections are based on latest available reports from IMS Health Inc.

According to IMS Health Inc., the global pharmaceutical market grew by 7% in 2009 to reach US$ 837 billion on a constant-dollar basis — compared with 4.8% growth in 2008. In 2010, the market is expected to grow by 4% to 6% in constant dollar terms, thus exceeding US$ 850 billion. This growth will be largely driven by strong overall growth in the emerging countries, as well as the rising influence of healthcare access and funding on market demand. Moreover, the global market is expected to grow at 5% to 8% CAGR over the next five years, reaching an anticipated US$ 1.1 trillion in 2014.

KEY GLOBAL MARKET TRENDS

» Emerging markets are set to play a pivotal role in future pharmaceutical successes

Currently, emerging pharmaceutical markets are typically small. However, their rapid growth vis-à-vis the more regulated markets make them attractive prospects for the pharmaceutical industry. Rapidly growing economies, increasing population and greater health awareness combined with larger incomes to spend on healthcare will drive the growth of pharmaceuticals in emerging markets. By 2017, IMS forecasts revenues from emerging markets at US$ 290 billion to US$ 320 billion, with a CAGR of 12% to 15%.

» Therapy area growth dynamics will be driven by innovation cycles and unmet needs

As the pharmaceutical industry's research and development (R&D) programs adjust to creating low-cost generic options in many chronic therapy areas, higher growth will occur in those areas where there is significant unmet clinical need. In oncology, diabetes, multiple sclerosis and HIV, annual growth is expected to exceed 10% right up to 2014, as new drugs are brought to market, patient access is expanded and funding is redirected from other areas where lower-cost generics take over.

» Transition from small molecules to big molecules, or the expansion of Biologics in developed markets; and branded and off-patent small molecule medicines in fast growing emerging markets

In the developed markets of the US, Europe and Japan, the industry is perceptibly moving away from the small molecule driven sales model, towards targeting specialist secondary care indications through the use of high-value biologic therapies. The key driver of sales growth up to year 2014 will be injectable biologic therapies for the treatment of more secondary care indications. In emerging markets, branded and off-patent medicines will continue to dominate, with occasional breakthroughs and revenue spikes coming from Biologics. Primary care drugs will still drive sales in these markets, with medicines for infectious diseases and endocrine / metabolic disorder experiencing the largest growth.

» Mergers, acquisitions and strategic partnerships are here to stay

In line with recovery from the global economic downturn, the number of M&A and strategic deals has been on the rise throughout the second half of 2009. While neither M&A nor strategic partnerships can totally offset sales declines from the impending patent cliff of 2011, these partnerships and mergers will offer improved profitability because of higher combined sales, cost saving opportunities and operational synergies.

A number of events may occur in 2010 that could have long term effects on the pharmaceutical market. These include actual initiation of the comprehensive healthcare reform in the US and cost-saving legislative or regulatory actions in other countries.

REGIONAL PERFORMANCE

» The US market's growth to slow down in 2010

In 2009, the US market grew by 5.5% to US$ 322 billion — thus crossing US$ 300 billion mark for the first time. However, the growth is expected to slow down to somewhere between 3% and 5% in 2010. This is due to growing substitution, taking the margin away from innovator brands in favor of generics. Generics have been growing much faster than brands due to the enormous number of patent expiries. Consequently, generics now account for more than 70% of the total US prescriptions.

» Other mature markets: Europe and Japan

Europe contributed US$ 247 billion to the total pharmaceutical market, and showed a growth of 4.8% in 2009 versus 7% in 2008, in constant dollar terms. The expected market growth in Europe is in the 3% to 5% range in 2010. While Europe is seeing increased demand from an ageing population and for preventive care, growth is being hindered by constrained government healthcare budgets, and payer agencies using contracting and auctions to control costs. The Japanese pharmaceutical market grew by 7.6% to US$ 90 billion in 2009, versus 2.1% growth in 2008.

Rapidly growing economies, increasing population and greater health awareness combined with larger incomes to spend on healthcare will drive the growth of pharmaceuticals in emerging markets.

» 'Pharmerging' markets in the aggregate sustain strong growth

Seven 'pharmerging' countries — Brazil, Russia, India, China, South Korea, Turkey and Mexico — are expected in aggregate to grow by 12% to 14% in 2010, and a CAGR of 13% to 16% over the next five years. China's pharmaceutical market is expected to grow at over 20% annually, and contribute 21% of overall global growth right up to 2013. Russia and Turkey may be negatively impacted by new measures intended to reduce the level of healthcare spending.

TRENDS IN NORTH AMERICA

» Patent cliff to drive the generics market through 2014

The impending 2011 patent cliff is set to erode US$ 78 billion in global branded sales from drugs facing patent expiry over 2010–14. This is in addition to another US$ 32 billion from continued erosion of already expired brands. The patent cliff will be a major catalyst for the growth of generic pharmaceutical companies. Generics will be an aggressive driver of sales and, in the process, deliver cheaper drugs for all.

» US healthcare reforms

On 21 March 2010, with the US Congress passing The Patient Protection and Affordable Care Act, there are expectations of significant changes in the US pharmaceutical market. There are three parts to the US healthcare reform. The first is expanding healthcare coverage to citizens, mostly those employed in smaller companies, the unemployed and reducing co-payments for Medicaid — the federal insurance program for the poor. This should boost volumes for generic companies in the long term. The second is a higher emphasis on insurance regulation and access. There will be new regulations governing the insurance industry that will prohibit the denial of coverage due to pre-existing diseases, and ban placing life-time value limits on policy coverage. Indirectly, these reforms, too, should help improve overall generic penetration, and hence the opportunity for Indian pharmaceutical companies. The third part consists of regulations and data exclusivity protection in the biologics drugs space. The legislation grants innovator firms 12 years of data protection, and allows the first interchangeable biosimilar 18 months of exclusivity. This may affect Dr. Reddy's entry in biologics in the US market.

TRENDS IN INDIA

Note: Information in this section is based on the Indian Pharmaceutical Overview Report, published by ORG IMS Research Private Ltd. for the year ended December 2009, and other latest reports from ORG IMS.

The Indian pharmaceutical market has seen a CAGR of about 14% in the last five years. It continues to be highly fragmented and dominated by Indian companies. The domestic pharmaceutical industry grew by 18% in March

CHART C Dr. Reddy's Consolidated Revenue and Share of Markets



35% North America
ROW 11%
India 17%
2008-09
26% Europe
RCIS 11%
30% North America
ROW 15%
India 18%
2009-10
24% Europe
RCIS 13%



69,441
70,277
FY 09
FY 10

2010 (ORG's moving annual total, or MAT) versus 10% in March 2009.

Acute therapy dominates, with a share of over 75% of the total market value. The chronic segment has registered a growth of 21%, versus 16% in the acute segment. Anti-infectives grew by 14%, respiratory and dermatology by 21%, cardiac by 21% and CNS by 20%.

The Government of India's Vision 2015 statement indicates an 18% plus CAGR for the pharmaceutical sector, translating to a doubling of revenues over the next five years. According to this report, growth will be driven by all verticals: domestic formulations, generics exports, and outsourcing. By 2015, the report expects specialty and super-specialty therapies to account for 45% of the market. Growing lifestyle disorders, particularly metabolic disorders like diabetes, obesity and hypertension, coronary heart disease, cardiovascular, neuropsychiatry and oncology drugs are likely to gain significance.

MARKET PERFORMANCE

REVENUES

The Company's consolidated revenues increased marginally by 1% to Rs. 70,277 million (US$ 1.56 billion) in 2009-10. The relevant details are:

- Excluding sumatriptan, the Authorized Generic version of Imitrex®, revenues grew by 9% from Rs. 62,253 million in 2008-09 to Rs. 67,734 million in 2009-10. PSAI grew by 9% and Global Generics by 8%.
- In 2008-09, the Company launched sumatriptan tablets in North America. This contributed to Rs 2,543 million in 2009-10, versus Rs. 7,188 million in 2008-09.

In 2009-10, share of revenue from the international businesses stood at 82%, with 18% coming from India. The revenue composition between geographies changed considerably primarily due to sale of sumatriptan in the US. As a result, North America (US and Canada) contributed to 30% of total revenues in 2009-10, versus 35% last year. Europe accounted for 24% of total sales in 2009-10, compared to 26% in 2008-09. Russia and other CIS countries contributed to 13% of total revenues. And India delivered 18% of total revenues in 2009-10 from 17% in 2008-09. **Chart C** plots the data.

Table 1 gives Dr. Reddy's consolidated business-wise performance under IFRS.

GLOBAL GENERICS BUSINESS

Global Generics revenues were at Rs. 48,606 million in 2009-10, versus Rs. 49,790 million in 2008-09.

North America

North America revenues dropped by 15% to Rs. 16,817 million in 2009-10 — largely due to the lower sales from sumatriptan during the year. As mentioned earlier, sumatriptan contributed Rs. 2,543 million in 2009-10, compared to Rs. 7,188 million in 2008-09.

Excluding sumatriptan, Dr. Reddy's North American generics portfolio witnessed 13% growth. During 2009-10, the Company launched nine new products, including one OTC offering.

TABLE 1 Consolidated Business-Wise Performance under IFRS IN RS. MILLIONS

	2009-10			2008-09		
	Revenue	Gross profits[1]	% to Revenue	Revenue	Gross profits[1]	% to Revenue
Global Generics	48,606	29,146	60	49,790	30,448	61
Pharmaceutical Services and Active Ingredients (PSAI)	20,404	6,660	33	18,758	5,595	30
Proprietary Products	513	396	77	294	196	67
Others	754	138	18	599	261	44
Total	**70,277**	**36,340**	**52**	**69,441**	**36,500**	**53**

NOTE [1] does not include selling, general and administrative expenses, research and development costs and foreign exchange gains and losses.

These new launches — for instance, nateglinide, omeprazole magnesium, metformin glyburide, fluoxetine DR and others — contributed Rs. 763 million or 5% of total North America revenues. OTC revenues grew by 59% to Rs. 1,575 million during 2009-10 from Rs. 992 million in 2008-09.

India

Revenues in India grew by 20% to Rs. 10,158 million in 2009-10 — driven by volume growth of 16%, new product led growth of 6% and a price de-growth of 2%. New products contributed to 5% of total revenues. The Company's revenue growth has outperformed a market growth of 18% *(ORG IMS March 2010, MAT)*.

Dr. Reddy's top-10 brands accounted for revenues of Rs. 3,845 million (38% of India formulations revenue). Some of the details are:

- Omez® and Omez DR®, the Company's brands of omeprazole, grew by 26% compared to a market growth of 18%. Omez™ now accounts for 50% of the total market.
- Reditux™, the Company's brand of rituximab, grew by 17%. It continues to be the only biosimilar launched in India so far. The Dr. Reddy's brand — accompanied by various awareness initiatives — led to this high growth.
- Aided by a focused market campaign, revenues from Razo™ and Razo-D™, the Company's brand of rabeprazole, grew by 18%. The brand has a market share of around 13%.
- Mintop™, Dr. Reddy's brand of minoxidil, grew by 14%, and is ranked first with a market share of over 42%.
- Stamlo®, the Company's brand of amlodipine, grew by 12%, and is ranked first with a market share of over 21%.

Table 2 gives the data for the top-10 brands in India.

Russia and Other CIS Countries

Dr. Reddy's outperformed the market in Russia. While the Russian pharmaceutical market grew by 8% in 2009-10, the Company grew its sales by 25%. Growth was driven by strong contributions from the OTC segment as well as prescription sales. Key brands such as Nise, Cetrine, Keterol, Omez and Ciprolet played a major role.

At present, Dr. Reddy's accounts for 1.39% market share in value terms (*Pharmexpert MAT, March 2010*).

Table 3 gives the revenues from the Company's top five brands in Russia.

Revenues from other CIS countries increased marginally by 4%.

Europe

Revenues from Europe dropped by 19% to Rs. 9,643 million. This was largely due to revenues from the Company's German subsidiary, betapharm, decreasing by 26% — from Rs. 9,854 million in 2008-09 to Rs. 7,298 million in 2009-10. betapharm's revenue decline was on account of severe pricing pressures due to Germany's implementation of the 'lowest bid wins' tender system. Revenues from rest of Europe increased by 15% to Rs. 2,345 million.

TABLE 2 Revenues from the Top 10 Brands in India IN RS. MILLIONS

Product	2009-10	2008-09	Growth
Omez®	928	776	20%
Nise™	690	605	14%
Stamlo®	473	422	12%
Stamlo Beta	326	301	8%
Omez DR®	310	210	48%
Atocor	274	269	2%
Razo™	247	214	15%
Reditux™	232	199	17%
Mintop™	196	172	14%
Razo D™	169	138	23%
Others	6,313	5,172	22%
Total	**10,158**	**8,478**	**20%**

TABLE 3 Revenues from the Top 5 Formulation Brands in Russia IN RS. MILLIONS

Key Products	2009-10	2008-09	Growth
Nise	1,862	1,249	49%
Omez	1,458	1,281	14%
Ketorol	1,287	1,078	19%
Ciprolet	760	701	8%
Cetrine	408	339	20%

CHART D,E Segment-wise Geographical Distribution of Revenues IN RS. MILLIONS


21% India 10,158
Europe 9,643 20%
Russia & Other CIS Countries 9,119 19%
Global Generics 2009-10
Rest of the world 2,868 6%
34% North America 16,817
Rest of the world 7,433 36%
13% India 2,646
PSAI 2009-10
Europe 6,653 33%
North America 3,672 18%

Rest of the World (RoW)

Revenues from RoW markets increased by 48% to Rs. 2,868 million in 2009-10. This was largely contributed by Venezuela, New Zealand and South Africa.

PHARMACEUTICAL SERVICES AND ACTIVE INGREDIENTS (PSAI) BUSINESS

Revenues from PSAI grew by 9% to reach Rs. 20,404 million in 2009-10. International markets accounted for 87% of PSAI's top-line, increasing by 8% to Rs. 17,758 million.

- Revenues from Europe grew by 8% to Rs. 6,653 million in 2009-10, primarily on account of increased sale of gemcitabine, clopidogrel and montelukast. This was partially offset by fall in the sales of ramipril and olanzapine.
- Revenues from North America fell by 5% to Rs. 3,672 million. This was mostly on account of decrease in sales of naproxen, finasteride, ibuprofen, montelukast; and partially offset by increase in sales of levetiracetam.
- Revenues from the emerging markets increased by 17% to Rs. 7,433 million, on account of increased sales from Israel, Turkey, Brazil and Japan.

Chart D, E gives the segment-wise geographical distribution of revenues during 2009-10.

REGULATORY ACTIVITY

Dr. Reddy's has continued with its commitment to build a robust generics and API pipeline.

In 2009-10, the Company filed 13 drug applications in North America, of which 12 ANDAs were in US and one in Canada. Among these were six Para IV filings. These filings address innovator revenues of about US$ 14 billion (IMS MAT, December 2009). As of 31 March 2010, the Company has filed 179 cumulative drug applications in both US and Canada.

Revenues from PSAI business grew by 9% to reach Rs. 20,404 million in 2009-10. International markets accounted for 87% of PSAI's top-line, increasing by 8% to Rs. 17,758 million.

In 2009-10, the Company has received 12 final approvals and five tentative approvals in US, and four in Canada. As of 31 March 2010, the Company's North America generic pipeline comprises 73 ANDAs pending with the USFDA, including 11 tentative approvals. Of these 38 are Para IV filings, with 12 in the category of 'first to file'.

In the Active Ingredients business, the Company filed 36 DMFs in 2009-10. Of these, 19 were filed in US, five in Canada, eight in Europe and four in other countries. As on 31 March 2010, Dr. Reddy's had 378 cumulative filings, with 156 DMFs in the US.

PROPRIETARY PRODUCTS BUSINESS

As on 31 March 2010, Dr. Reddy's had six New Chemical Entities (NCEs), of which five are in clinical development and one in the pre-clinical stage. The Company successfully repositioned its research activities and is working on creating a differentiated product pipeline. Details of the six NCEs are given in **Table 4**.

TABLE 4 Dr. Reddy's Development Pipeline

Compound	Therapeutic Area	Status	Remarks
DRF 2593	Metabolic disorders	Phase III	In Phase III clinical testing for Type 2 diabetes partnered with Nordic Biosciences
DRL 17822	Metabolic disorders / Cardiovascular disorders	Phase I	Targeting dyslipidemia / atherosclerosis
DRF 1042	Oncology	Phase I	Targeting solid tumors
DRL 21994	Dyslipidemia	Phase I	Targeting dyslipidemia
DRL 21995	Dyslipidemia	Phase I	Targeting dyslipidemia
DRL 19440	Anti-Infectives	Pre-Clinical development	Targeting bacterial infections

The Company continues to advance these NCEs through a combination of in-house development, partnerships and co-development initiatives.

HUMAN RESOURCES

The Company's global employee strength crossed 13,000 in 2009-10, of which over 2,600 are based outside India.

TALENT ACQUISITION

During the year, around 4,100 new employees were hired, including replacements. The highlights of the hiring program were:

- India field and manufacturing hires have contributed 25% each to the overall hiring; 24% of the hiring was in quality, R&D and engineering services.
- Critical talent was added in the areas of life cycle strategy, formulations scale-up development, regulatory strategy, legal, corporate development and strategic planning, safety, health and environment, pharmacovigilance and clinical development, bioassay and medical sciences.
- 24 management trainees and laterals were recruited from prestigious business schools including the IIMs, the Indian School of Business and the Tata Institute of Social Sciences. In addition, 628 technical trainees were recruited, which included a number of IIT graduates.
- 399 management, engineering and technical trainees inducted to the organization through an intense and systematic campus-to-corporate induction program.

In 2009-10, the Company filed 13 drug applications in North America, of which 12 ANDAs were in North America and one in Canada. Among these were six Para IV filings. These filings address innovator revenues of about US$ 14 billion

TALENT MANAGEMENT

Institutionalized a talent management framework based on the performance-potential matrix to review breadth and depth of talent and to facilitate downstream interventions.

The Company has partnered with a global consulting firm to build a robust talent management competency model.

BUILDING AN INCLUSIVE ORGANIZATION

During the year, several new employee enabling policies like flexible work timings, sabbatical leave, part-time work, paternity leave & adoption were introduced with an aim to provide flexibility and work life balance to employees.

HR AWARDS

Received the Recruiting And Staffing Best In Class award (RASBIC) 2009-10 for the 'Best Overall Recruiting and Staffing Organization' and 'Best Recruiting Evaluation Techniques'.

Received two employer awards at the World HRD Congress for 'Organization with Innovative HR Practices' and 'Outstanding Contribution to the Cause of Education'.

Adjudicated the best rank in the 'Great Places to Work Survey' in the pharmaceutical and biotechnology industry.

SAFETY, HEALTH AND ENVIRONMENT

As a part of the Company's commitment towards the principles of sustainable development, safety, health and environment continue to be priority areas.

Dr. Reddy has been publishing its Sustainability Report for the last six years. These give full account of its activities in safety, health and environment, and go well beyond the statutory requirements. The Sustainability Report is prepared according to internationally accepted guidelines issued by Global Reporting Initiatives, commonly known as GRI guidelines. GRI is an official collaborating center of the United Nations Environment Program (UNEP), and works in cooperation with the UN Secretary General's Global Compact.

Some of the major activities in the area of safety, health and environment have been:

- The Company joined the Green Chemistry Institute® Pharmaceutical Roundtable of the American Chemical Society (ACS). Green chemistry can play a major role in improving the Company's environmental performance and contribute towards sustainable operations while actually improving competitiveness.
- Dr. Reddy's has 6 zero liquid discharge plants — where the entire effluent generated is treated, and the treated effluent is recycled as cooling tower make-up or boiler feed water. Significant efforts have been made across the Company to reduce water consumption, effluent quantity and load reduction.
- Efforts to find environment friendly ways to dispose organic residue have begun to yield results. In 2009-10, over 1,700 metric ton, constituting about 50% of the Company's organic residue generation, was disposed off to the cement industry for use as auxiliary fuel, and the balance was incinerated.
- To maintain alertness and awareness on safety at the desired level, monthly safety campaigns were carried out across all manufacturing sites. As on date, there are 1,315 trained fire fighters and 835 trained first aid resources available at various locations.

TABLE 5 Abridged IFRS Consolidated Financial Performance

IN RS. MILLIONS

	2009-10		2008-09		Increase / (decrease)
	Rs. Mn	% to sales	Rs. Mn	% to sales	
Revenues	70,277	100%	69,441	100%	1%
Gross profit	36,340	52%	36,500	53%	0%
Selling, general and administrative expenses	22,505	32%	21,020	30%	7%
Research and development expenses	3,793	5%	4,037	6%	(6%)
Impairment loss on other intangible assets	3,456	5%	3,167	5%	NC
Impairment loss on goodwill	5,147	7%	10,856	16%	NC
Other expenses / (income), net	(569)	0%	254	0%	NC
Operating (expense) / income	2,008	3%	(2,834)	(4%)	NC
Finance expense	(372)	(1)%	(1,668)	(3%)	(78%)
Finance income	369	1%	482	1%	(24%)
Finance (expense) / income, net	(3)	0%	(1,186)	(2%)	(100%)
Share of profit of equity accounted investees	48	0%	24	0%	100%
Profit / (loss) before income tax	2,053	3%	(3,996)	(6%)	NC
Income tax (expense) / benefit	(985)	(1)%	(1,172)	(1%)	(16%)
Profit / (loss) for the year	1,068	2%	(5,168)	(7%)	NC

Notes: NC = Not Comparable

- 71 energy conservation initiatives were started during the year 2009-10, resulting in a saving of approximately 5 million KWH.
- Several other activities such as occupational health surveillance, batch chemical safety cards and manufacturing process safety initiatives have also been carried out. Efforts at resource conservation, strengthening the safety culture, and continuous upgradation of physical facilities to deliver better safety and environmental performance will continue.

FINANCIALS

The financials are given in three sub-sections:

- Abridged IFRS accounts for Dr. Reddy's as a consolidated entity.
- Abridged Indian GAAP consolidated accounts.
- Abridged Indian GAAP stand-alone accounts for Dr. Reddy's, as statutorily required under India's Companies Act, 1956.

IFRS CONSOLIDATED FINANCIALS

Table 5 gives the abridged IFRS consolidated financial performance of Dr. Reddy's for 2009-10 and 2008-09.

REVENUES

Revenues increased by 1% to Rs. 70,277 million in 2009-10. In November 2008, the Company launched sumatriptan, the Authorized Generic version of Imitrex®, which contributed Rs. 7,188 million in 2008-09 as against Rs. 2,543 million in 2009-10. Excluding sumatriptan revenues from both the years, the Company's revenues grew by 9% in 2009-10.

GROSS PROFIT

Dr. Reddy's gross profit remains almost flat at Rs. 36,340 million. Gross profit as a percentage of revenue was 52% in 2009-10, versus 53% in 2008-09. The minor decrease in gross margin was primarily due to a fall in revenues from sumatriptan, which contributed a significantly higher margin in 2008-09.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased by 7% to Rs. 22,505 million in 2009-10. During the year, the Company recorded a one-time charge of Rs. 912 million related to termination benefits payable to a set of identified employees in Germany. During the year, we also closed our research facility at Atlanta, Georgia, USA, and announced re-organization of our North America Generics business in Charlotte, North Carolina, USA, which triggered one time closure related costs. Other than the above, the selling and administrative expenses remained flat primarily due to increase in salaries and inflation in our India business, offset by a decrease in overall costs in Germany due to restructuring.

Amortization expenses have almost remained flat at Rs. 1,479 million in 2009-10, versus Rs. 1,503 million in 2008-09.

R&D EXPENSES

R&D expenses fell by 6% to Rs. 3,793 million. As a share of total revenue, R&D expenditure was at 5% in 2009-10, compared to 6% in 2008-09. The fall in R&D expenses was due to lower project expenses and bio-studies costs in 2009-10.



USFDA APPROVED FORMULATION MANUFACTURING FACILITY AT BACHUPALLY, HYDERABAD, INDIA

IMPAIRMENT LOSS ON OTHER INTANGIBLE ASSETS AND GOODWILL

During the year 2009-10, the Company recorded a write-down of intangible assets of Rs. 3,456 million, and a write down of goodwill of Rs. 5,147 million. In 2008-09, the comparable numbers were Rs. 3,167 million and Rs. 10,856 million, respectively.

For both years, the impairment losses have been due to betapharm and the state of the tender-based German generics market. The decrease in market prices due to tender, which began in 2008-09, continued in 2009-10. The year saw additional tenders being announced by several State Healthcare Insurance (SHI) funds. The Company participated in these tenders through betapharm. The final results of a majority of these tenders were announced with betapharm having a lower than anticipated success rate.

Due to these results, the Company needed to re-assess the impact of such tenders on future sales and profits in the German market. In light of further deterioration and adverse market conditions in 2009-10, the Company recorded an impairment loss of:

- Rs. 2,112 million for the product related intangibles;
- Rs. 5,147 million towards carrying value of goodwill; and
- Rs. 1,211 million towards the trademark / brand — 'beta' which forms a significant portion of the betapharm cash generating unit.

These have been recorded in the income statement.

In addition, the Company recorded a write down of Rs. 133 million towards customer related intangibles of US subsidiary, Dr. Reddy's Louisiana. This arose from the evidence of revenue decline of a product from a customer — on which customer related intangibles had been recognized at the time of acquisition in early 2008-09.

OTHER EXPENSE / (INCOME), NET

In 2009-10, net other income amounted to Rs. 569 million compared to net other expense of Rs. 254 million in 2008-09. The higher net other expenses in 2008-09 was largely due to an expense of Rs. 916 million on account of liquidated damages paid to Eli Lilly arising out of an unfavorable court decision relating to patent of olanzapine in Germany.

FINANCE (EXPENSES) / INCOME, NET

Finance income / (expense) includes both net interest income / (expense) and foreign exchange gain / loss. Net expense in 2009-10 amounted to Rs. 3 million as against an expense of Rs. 1,186 million in 2008-09. This was largely due to a foreign exchange gain of Rs. 72 million in 2009-10, versus a loss of Rs. 634 million in previous year. Moreover, there has been a reduction in the interest expense by 64% during 2009-10, due to a fall in interest rates and repayment of long term borrowings.

INCOME TAX

Provision for income tax for 2009-10 amounted to Rs. 985 million as against Rs. 1,172 million in 2008-09. Excluding the impact of impairment, revenues from sumatriptan in both the years ended 31 March 2010 and 2009 and liquidated damages relating to olanzapine patent in Germany in 2009, the company's effective tax rate for the year ended 31 March 2010 was at 16.7% of profit before tax as compared to 12.4% for the year ended 31 March 2009. This movement is largely on account of lower R&D expenditure resulting in lower weighted deduction, under Indian Tax law and also lower mix of profits from tax exempted manufacturing units in India.

PROFIT / (LOSS) FOR THE YEAR

Dr. Reddy's net profit was Rs. 1,068 million in 2009-10, versus a net loss of Rs. 5,168 million in 2008-09.

LIQUIDITY AND CAPITAL RESOURCES

Table 6 gives the Company's IFRS consolidated cash flow for 2009-10 and 2008-09.

The Company's cash flow for 2009-10 is higher primarily due to higher cash generated from its operating activities. Investing activities includes net investment in property, plant and equipment of Rs. 4,136 million to meet the business growth, compared to Rs. 4,426 million in 2008-09. Investment in mutual funds net of proceeds from sale amounted to Rs. 3,009 million. Net cash outflow from financing activities in 2009-10 mainly represents the repayment of Rs. 3,479 million of long term debt, and payment of dividends amounting to Rs. 1,233 million.

Table 7 gives the Company's consolidated working capital.

DEBT-EQUITY

The debt-equity position of the Company as on 31 March 2010 and 2009 is given in **Table 8**.

Stockholders' equity increased marginally in 2008-09 even after impairment of intangibles and goodwill. Long-term debt, including the current and non-current portions, decreased by Rs. 4,542

TABLE 6 IFRS consolidated cash flow — IN RS. MILLIONS

	2009-10	2008-09
Opening Cash & Cash Equivalents	5,378	6,986
Cash Flows from		
(a) Operating Activities	13,226	4,505
(b) Investing Activities	(7,146)	(3,472)
(c) Financing Activities	(5,159)	(2,527)
Effect of exchange rate changes	246	(114)
Closing Cash & Cash Equivalents	6,545	5,378

TABLE 7 Dr. Reddy's Consolidated Working Capital — IN RS. MILLIONS

	31 March 10	31 March 09	Change
Accounts receivable (A)	11,960	14,592	(2,632)
Inventories (B)	13,371	13,226	145
Trade Accounts Payable (C)	9,322	5,987	3,335
Working Capital (A+B-C)	**16,009**	**21,831**	**(5,822)**
Other current Assets (D)	16,732	11,192	5,540
Total Current Assets (A+B+D)	**42,063**	**39,010**	**3,053**
Short and long term loans and borrowings, current portion (E)	9,310	9,569	(259)
Other current liabilities (F)	10,389	10,973	(584)
Total Current Liabilities (C+E+F)	**29,021**	**26,529**	**2,492**

TABLE 8 Dr. Reddy's Debt-Equity Position — IN RS. MILLIONS

	31 March 10	31 March 09	Change
Total Stockholders' Equity	**42,915**	**42,045**	**870**
Long-term Debt (non-current)	5,385	10,132	(4,747)
Long-term Debt (current)	3,706	3,501	205
Bank Borrowings	5,604	6,068	(464)
Total Debt	**14,695**	**19,701**	**(5,006)**

million in 2008-09 due to repayments of loan taken on account of betapharm acquisition.

The Company's ratio of total debt-to-stockholders' equity decreased to 0.34 as on 31 March 2010 from 0.47 on 31 March 2009.

INDIAN GAAP CONSOLIDATED FINANCIALS

Table 9 gives the break-up of Indian GAAP consolidated financials for 2009-10 and 2008-09.

- Gross sales increased by 1% to Rs. 68,833 million in 2009-10.
- Material costs increased to Rs. 23,722 million in 2009-10 from Rs. 23,610 million in 2008-09.
- Personnel costs rose by 19% to Rs. 11,833 million in 2009-10. This was on account of annual increments and increase in number of employees. As a share of total income, personnel costs increased to 17% in 2009-10, from 15% in 2008-09.
- Selling expenses grew by 6% to Rs. 7,030 million in 2009-10. This was on account of symposiums, media expenses, sales development costs and higher field expenses.
- Depreciation and amortization decreased by 17% to Rs. 4,131 million in 2009-10 due to lower amortization charge on betapharm intangibles, resulting from impairment charge recorded in 2008-09.
- R&D expenses decreased by 9% to Rs. 3,731 million in 2009-10. As a share of total income, it reduced from 6% in 2008-09 to 5% in 2009-10.
- Provision for income tax (inclusive of fringe benefit tax) for 2009-10 amounted to Rs. 2,668 million against Rs. 2,608 million in 2008-09
- PAT increased from Rs. (9,172) million in 2008-09 to Rs. 3,515 million in 2009-10.

INDIAN GAAP STAND-ALONE FINANCIALS

Table 10 gives the break-up of Indian GAAP stand-alone financials for 2009-10 and 2008-09.

INTERNAL CONTROLS AND RISK MANAGEMENT

Dr. Reddy's has a comprehensive system of internal controls with the objective of safeguarding the Company's assets, ensuring that transactions are properly authorized, and providing significant assurance at reasonable cost, of the integrity, objectivity and reliability of financial information. The management of Dr. Reddy's duly considers and takes appropriate action on recommendations made by the statutory auditors, internal auditors and the Audit Committee of the Board of Directors. More details on internal controls is given in the chapter on Corporate Governance.

In a very dynamic business environment, the traditional base business model is exposed to much volatility, both upwards and downwards. While the upsides create nonlinear value for the

TABLE 9 Financials, Indian GAAP Consolidated IN RS. MILLIONS

Particulars	2009-10	2008-09	Increase / (Decrease)
Gross Sales	68,833	68,326	1%
Less: Excise Duty	316	422	(25%)
Net Sales	**68,516**	**67,904**	**1%**
License fees and Service Income	1,795	1,103	63%
Other operating income	611	493	24%
Total Income	**70,923**	**69,499**	**2%**
Expenditure			
Material consumed	23,722	23,610	0%
Research and development expenses, net	3,731	4,093	(9%)
Personnel costs	11,833	9,920	19%
Selling expenses	7,030	6,654	6%
Other expenditure	9,803	11,709	(16%)
Depreciation and Amortization	4,131	4,978	(17%)
Total Expenditure	**60,249**	**60,964**	**(1%)**
Profit from operations	**10,674**	**8,536**	25%
Other Income	404	501	(19%)
Interest Expense	312	972	(68%)
Impairment of goodwill and intangibles	4,583	14,628	(69%)
Profit / (loss) before tax	**6,183**	**(6,563)**	**NC**
Provision for Taxation	2,668	2,608	2%
Minority interest	–	–	–
Equity in loss of associates	–	1	(100%)
Net Profit	**3,515**	**(9,172)**	**NC**

TABLE 10 Financials, Indian GAAP Stand-alone IN RS. MILLIONS

Particulars	2009-10	2008-09	Increase / (Decrease)
Gross Sales	44,327	40,419	10%
Less: Excise Duty	316	422	(25%)
Net Sales	**44,011**	**39,996**	**10%**
License fees and Service Income	1,111	1,979	(44%)
Other Operating Income	410	326	26%
Total Income	**45,532**	**42,302**	**8%**
Expenditure			
Material costs	15,245	15,086	1%
Research and development expenses, net	3,643	3,847	(5%)
Personnel costs	5,100	4,133	23%
Selling costs	4,485	4,628	(3%)
Other expenditure	5,269	5,755	(8%)
Depreciation and amortisation	2,224	1,936	15%
Provision for decline in the value of long-term investments	321	112	187%
Total Expenditure	**36,287**	**35,497**	**2%**
Profit from Operations	**9,245**	**6,805**	**36%**
Other Income	1,714	676	154%
Interest Expense	(111)	(185)	(40%)
Profit before tax	**10,848**	**7,295**	**49%**
Tax expense	2,388	1,687	42%
Profit after tax	**8,461**	**5,609**	**51%**

organization, there is a conscious attempt to protect it against the downsides.

Enterprise-wide Risk Management (ERM)

Risk Management at Dr. Reddy's is modeled around the COSO (Committee of Sponsoring Organizations) ERM framework. The ERM function operates with the following objectives:

- Identifies and highlights risks to the relevant stakeholders proactively;
- Facilitate discussions around risk prioritization and risk mitigation;
- Provide a framework to assess risk capacity and risk appetite and develop systems to warn when the appetite is getting breached; and
- Provide an analysis that a formal and focused risk management process is facilitating reduction in residual risks.

A 'Central' ERM team connects with each business unit and function. These units / functions are the primary source for risk identification.

Risk Identification and mitigation at the business unit / function level

The ERM team conducts interviews, facilitates 'polls' and enables prioritisation at the unit / function level. While there are independent assurance processes for compliance and SOX [financial] related risks, the ERM team focuses on identification of operational and strategic risks, as well as potential compliance and financial issues. Mitigation plans for the key 'business risks' are identified with timelines and owners. While the responsibility for risk mitigation lies with the risk owners, the ERM team periodically ensures oversight of the mitigation process through formal reviews.

Risk aggregation, prioritization and mitigation at the organization level

Risks are aggregated at the unit / function and organization level by risk groups [approximately '60' groups] and bucketed into Strategic, Operational, Financial and Compliance categories.

A Risk Committee [RC] comprising of heads of Business Segment, Finance, Legal, HR and Quality is entrusted with organization wide risk prioritisation and mitigation in line with risk capacity and appetite.

Reviewing the status of mitigation projects and residual risk thereon

The ERM function's responsibility is to provide a periodic review of (a) risks identified and prioritized company wide (b) any RA breaches and how the same has been dealt with (c) the status of mitigation and (d) residual risks there from is carried out to provide assurance on the effectiveness of the risk management activities in the organization.

Update to and review by the Board [including the Audit Committee]

The Chief Risk Officer provides periodic updates to the Board:

a. Quarterly, on the status of key de-risking initiatives



QUALITY COMPLIANCE CHECKS AT OUR CHEMICALS MANUFACTURING FACILITY IN HYDERABAD, INDIA

b. Annually, on the key risks and their movement compared to the previous year(s) along with a measure of the residual risk.

THREATS, RISKS AND CONCERNS

The pharmaceutical industry works in a dynamic environment. Compared with other industries, the risk and compliance profile span the full pharmaceutical product life cycle — from invention to testing, manufacturing, and marketing. Given below are some key threats, risks and concerns.

» Health care reforms across the globe

Increasingly, healthcare expenses — especially public expenditure — have been the subject of attention across the globe. Both private and government entities are seeking ways to contain healthcare costs. The consequence has been unanticipated reductions, especially in Generics and Active Ingredient prices.

» Germany's tender model

The German market has become very proactive in seeking new ways to rein in costs. More health insurance funds (popularly called 'sick funds') are moving towards consolidation and, therefore, forming groups for introducing tenders. After changing to a tender based model, the German market has now become a high volume-low margin play. With the introduction of new tenders in the market, the dynamics will be even more challenging for the generics industry.

» US healthcare reforms in the biologics space

The US Patient Protection and Affordable Care Act, 2010, consists of regulations and data exclusivity protection in the biologics space, which grants innovators 12 years of data protection. This may effect Dr. Reddy's entry in biologics in the US market.

» Russia reference pricing

The Russian government's healthcare prioritization plan for the pharmaceutical market is making a slow transition from a largely out-of-pocket market to the western European model of centralized reimbursements. Through this, the government will play a more active role in regulating market access, particularly for high-cost medicines. The Russian government is extremely focused on regulating price of essential drugs by way of reference pricing, which may impact the Company's Russia revenues.

» Price controls in India

The Government of India through its Drugs (Prices Control) Order, 1995 (DPCO) imposes price controls for specified pharmaceutical products under certain circumstances. Adverse changes in the DPCO list or a widening of the span of price



PACKAGING LINE AT OUR FORMULATIONS MANUFACTURING FACILITY IN BACHUPALLY, HYDERABAD, INDIA

control can affect pricing, and hence, Indian revenues.

» Regulatory and compliance (i.e. rising audit burdens, inspections and fines)

In the recent past, the pharmaceutical industry has witnessed rising regulatory and compliance barriers, as seen in increased inspections and warning letters from USFDA. While the Company continues to give top priority to compliance and quality year on year, an increasing audit burden could impact the business.

» Proprietary products

Dr. Reddy's long term research efforts will depend, to a large extent, upon its ability to successfully patent and commercialize its own NCE molecules and differentiated formulations. There are significant risks of execution, as the process of development and commercialization of new molecules is time consuming as well as costly.

» Generics

The Company's generic business remains challenging due to increased competition from India and Eastern Europe. The segment has inherent risks with regard to patent litigation, product liability, pricing pressure, increasing regulation and compliance related issues. The business could be negatively impacted if innovator pharmaceutical companies are successful in limiting the use of generics through aggressive legal defense as well as authorized generics deals, development of combination products and over-the-counter switching. In view of the number of patent expiries coming up in the near future, sales of patent expiry drugs in the US as well as in Europe represent significant opportunity for all generics and API manufacturers. However, obtaining 180-days exclusivity is getting increasingly difficult in the US, and the generics market is becoming rapidly commoditized.

» Foreign exchange fluctuations

In 2009-10, the Indian rupee appreciated by approximately 12% vis-à-vis the US dollar closing at Rs. 44.95 per USD for year ending 31 March 2010 — from Rs. 50.87 per USD for year ending 31 March 2009. Appreciation of the Indian rupee may impact top-line growth partly for Indian companies with higher exposure to the US dollar.

» Launch at risk

At times, the Company seeks approval to market generic products before the expiration of patents — based on the belief that such patents are invalid, unenforceable, or would not be infringed by the Company's products. As a result, the company is involved in patent litigation, the negative outcome of which could adversely affect the business.

Based upon a complex analysis of a variety of legal and commercial factors, the Company may



elect to market a generic product ('launch at risk') even though litigation is still pending. If the final court decision is adverse, the Company could be required to cease the sale of the infringing products, and face substantial liability for patent infringement. These damages may be significant.

In April 2006, the Company launched, and continues to sell fexofenadine, the generic version of Allegra®. This is despite the fact that there is an ongoing litigation with the company that holds the patents for and sells this branded product. This is the only product that the Company has launched at risk in the US.

In Germany, the Company had 'launch at risk' of oxycodon. A cost sharing agreement had been entered to with the supplier to reimburse up to 20% of losses resulting from any damage claim by innovator.

OUTLOOK

The Company believes its focus on profitable growth and targeting a leadership position in Global Generics and Pharmaceutical Services & Active Ingredients (PSAI) will create significant value in the near term. It is addressing the need for infrastructure / capacity increases to meet future growth.

In the Global Generics segment, improving depth in key markets through portfolio expansion, consistent delivery of limited competition opportunities and supply chain excellence should lead to a leadership position in these markets.

In the PSAI segment, we intend to be the partner of choice by creating compelling value for customers through leveraging IP, technology and cost leadership.

In our Proprietary Products business, we aim to create a viable business by calibrating investments to produce a self sustainable model.

We have been steadily building capabilities and capacity over the years, and have strengthened these further with initiatives at improving productivity and reducing costs. We expect these initiatives shall deliver value in the near term.

CAUTIONARY STATEMENT

The management of Dr. Reddy's has prepared and is responsible for the financial statements that appear in this report. These financial statements are in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board and accounting principles generally accepted in India and therefore include amounts based on informed judgments and estimates. The management also accepts responsibility for the preparation of other financial information that is included in this report.

This write-up includes some forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. The management has based these forward-looking statements on its current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. These factors include, but are not limited to, changes in local and global economic conditions, the Company's ability to successfully implement its strategy, the market's acceptance of and demand for its products, growth and expansion, technological change and exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

BOARD OF DIRECTORS



DR. K ANJI REDDY
CHAIRMAN



is the Founder-Chairman of Dr. Reddy's. He served in the state-owned Indian Drugs and Pharmaceuticals Limited from 1969 to 1975, was Founder-Managing Director of Uniloids Ltd. from 1976 to 1980 and Standard Organics Limited from 1980 to 1984, before founding Dr. Reddy's in 1984. Under Dr. Reddy's leadership, the Company became a pioneer in the Indian Pharmaceutical industry. It turned the Indian bulk drug industry from an import-dependent in the mid-80s to a self-reliant one in the mid-90s and, finally, into the export-oriented industry that it is today. Dr. Reddy's was the first company to initiate drug discovery research in India in 1993 and has led the industry in turning from 'immitators' into innovators. Dr. Reddy's was listed on the New York Stock Exchange in April 2001 (RDY) – the first non-Japanese Asian pharmaceutical company to be listed on the NYSE.

Dr. Reddy holds a Bachelor of Science degree in Pharmaceuticals and Fine Chemicals from Bombay University and a Ph.D. in Chemical Engineering from National Chemical Laboratory, Pune.

MR. G V PRASAD
VICE CHAIRMAN AND CHIEF EXECUTIVE OFFICER



joined the Board in 1986 and leads the core team that drives the growth and performance of Dr. Reddy's. He has been Vice-Chairman & CEO of Dr. Reddy's since 2001, when Cheminor Drugs Ltd, the company of which he was then Managing Director, merged with Dr. Reddy's. Prasad has played a key role in the evolution of Dr. Reddy's from a mid-sized pharmaceutical company into a globally respected pharmaceutical major.
He is widely credited as the architect of Dr. Reddy's successful global generics strategy. He envisioned new business platforms like the Custom Pharmaceutical Services business and Differentiated Formulations. He is dedicated to building the innovation side of the business and drives the Sustainability agenda at Dr. Reddy's.

Prasad earned his degree in Chemical Engineering from the Illinois Institute of Technology in Chicago in 1982 and his Masters in Industrial Administration from Purdue University in 1983.

MR. SATISH REDDY
MANAGING DIRECTOR AND CHIEF OPERATING OFFICER



joined Dr. Reddy's in 1993 as Executive Director. He played an instrumental role in the company's transition from a bulk drugs manufacturer to a global player in the branded space by spearheading entry into emerging markets.
Satish steers Dr. Reddy's Pharmaceutical Services and Active Ingredients (PSAI) and Global Generics businesses, two of the company's core revenue generating streams. In 1997, he was appointed Managing Director. In the mid-90s, as the company prepared for its global foray, Satish anchored the establishment of key systems and initiatives that positioned Dr. Reddy's for rapid expansion and helped build the Company's brand and corporate identity. He was the major force behind the successful acquisition of American Remedies Limited (1999). Besides, he was instrumental in setting up wholly owned subsidiaries in Russia and Latin America and joint ventures in China and South Africa.

Satish graduated in Chemical Engineering from Osmania University, Hyderabad, in 1988 and went on to receive his Masters in Medicinal Chemistry from Purdue University in 1990.

DR. OMKAR GOSWAMI
INDEPENDENT DIRECTOR



joined the Company's Board in 2000. Since April 2004, he has been the Founder and Chairman of CERG Advisory Private Limited, a consulting and advisory firm. He taught and researched economics for 18 years at Oxford, Delhi School of Economics, Harvard, Tufts, Jawaharlal Nehru University, Rutgers University and the Indian Statistical Institute, New Delhi. In March 1997, he moved away from formal academics to become the Editor of Business India, one of India's prestigious business magazines. From August 1998 up to March 2004, Dr. Goswami served as the Chief Economist of the Confederation of Indian Industry – the premier apex industry organization of India. He is also an Independent Director on the Boards of Infosys Technologies Limited, Crompton Greaves Limited, IDFC Limited, Ambuja Cements Limited, Cairn India Limited, DSP Black Rock Investment Managers Private Limited, Godrej Consumer Products Limited, Max New York Life Insurance Company Limited, Max India Limited and Avantha Power and Infrastructure Limited.

A professional economist, Dr. Goswami did his Masters in Economics from the Delhi School of Economics and his D.Phil. (Ph.D.) from Oxford University.

MR. RAVI BHOOTHALINGAM
INDEPENDENT DIRECTOR



joined the Company's Board in 2000.
Mr. Bhoothalingam has served as the President of The Oberoi Group of Hotels and was responsible for the operations of the Group worldwide. He has also served as Head of Personnel at British American Tobacco (BAT) plc, Managing Director of VST Industries Limited and as a Director of ITC Limited. He is also a Director of Sona Koyo Steering Systems Limited.

Mr. Bhoothalingam holds a Bachelor of Science degree in Physics from St. Stephens College, Delhi and Master's degree in Experimental Psychology from Gonville and Caius College, Cambridge University.

MR. ANUPAM PURI
INDEPENDENT DIRECTOR



joined the Company's Board in 2002. From 1970 to 2000, Mr. Anupam Puri was with McKinsey & Company, a leading management consultancy firm. He worked globally with corporate clients in several industries on strategy and organizational issues, and also served several governments and multilateral institutions on public policy.
Mr. Anupam Puri spearheaded the development of McKinsey's India practice, oversaw the Asian and Latin American offices, and was an elected member of the Board. He is currently a management consultant. He is also on the Boards of ICICI Bank Limited, Mahindra & Mahindra Limited, Tech Mahindra Limited and Mumbai Mantra Media Limited.

Mr. Puri holds a M. Phil. in Economics, Nuffield College, Oxford University, 1969; an MA in Economics from Balliol College, Oxford University, 1967; and a BA in Economics from Delhi University in 1965.

DR. J P MOREAU
INDEPENDENT DIRECTOR



joined the Company's Board in 2007. He founded Biomeasure Incorporated based near Boston and has been its President and CEO. Prior to that he was working as Executive Vice-President and Chief Scientific Officer of the IPSEN Group and was responsible for the Group's Discovery and Innovation with facilities in Paris, London, Barcelona and Boston. He was Vice-President, Research from April 1994 and has been a member of the Executive Committee of IPSEN Group since that date. He has published over 50 articles in scientific journals and is named as an inventor of more than 30 patents. He is a regular speaker at scientific conferences and a member of Nitto Denko Scientific Advisory Board. Dr. Moreau was also responsible for establishing Kinerton Limited in Ireland in March, 1989, a wholesale manufacturer of therapeutic peptides.

Dr. Moreau has a degree in Chemistry from the University of Orleans and a D.Sc. in biochemistry. He has also conducted post-doctorate research at the École Polytechnique.

MS. KALPANA MORPARIA
INDEPENDENT DIRECTOR



joined the Company's Board in 2007. She is the Chief Executive Officer of J.P. Morgan, India, where she leads their Business Groups (investment banking, asset management, treasury services and principal investment management) & Service Groups (global research, finance, technology and operations). She is also a member of J.P. Morgan's global strategy team headquartered in New York and the J.P. Morgan Asia Pacific Executive Committee.

Prior to becoming CEO of J.P. Morgan India, Ms. Morparia served as Vice Chair on the Boards of ICICI Group. She joined the ICICI Group in 1975 and was the Joint Managing Director of ICICI Group from 2001 to 2007. She was named one of 'The 50 Most Powerful Women' in 'International Business' by Fortune magazine in 2008; one of the 25 most powerful women in Indian business by Business Today, a leading Indian business journal, in 2004, 2005, 2006 and 2008 and one of 'The 100 most Powerful Women' by Forbes magazine in 2006. She also serves on the Board of Bennett, Coleman & Co. Limited and CMC Limited.

A graduate in law from Bombay University, Ms. Morparia has served on several committees constituted by the Government of India.

DR. BRUCE L A CARTER
INDEPENDENT DIRECTOR



joined the Company's Board in 2008. He is the Chairman of the Board and Chief Executive Officer of ZymoGenetics, Inc. USA. Dr. Carter was appointed Chairman of the Board of ZymoGenetics in April 2005. From April, 1998 to January, 2009, he served as Chief Executive Officer of ZymoGenetics. Dr. Carter first joined ZymoGenetics in 1986 as Vice President of Research and Development. In 1988, Novo Nordisk acquired ZymoGenetics and in 1994, Dr. Carter was promoted to Corporate Executive Vice President and Chief Scientific Officer for Novo Nordisk A/S, the then parent company of ZymoGenetics. Dr. Carter led the negotiations that established ZymoGenetics as an independent company from Novo Nordisk in 2000. Dr. Carter held various positions of increasing responsibility at G. D. Searle & Co., Ltd. from 1982 to 1986 and was a Lecturer at Trinity College, University of Dublin from 1975 to 1982.

Dr. Carter received a B.Sc. with Honors in Botany from the University of Nottingham, England, and a Ph.D. in Microbiology from Queen Elizabeth College, University of London.

DR. ASHOK SEKHAR GANGULY
INDEPENDENT DIRECTOR



joined the Company's Board on 23 October 2009. He is the Chairman of Firstsource Solutions Limited and ABP Private Ltd. and was a Director on the Central Board of the Reserve Bank of India from 2001 to 2009. He also serves as a non-Executive Director of Mahindra & Mahindra Limited, Wipro Limited, Hemogenomics Private Limited and Tata AIG life Insurance Company Limited. He is a Director on the Advisory Board of Microsoft Corporation (India) Private Limited and the Blackstone Group.

He was the Chairman of Hindustan Lever Limited from 1980 to 1990, and member of the Unilever Board from 1990 to 1997 with responsibility for research and technology. He is a recipient of the Padma Bhushan as well as the Padma Vibhushan, two of India's prestigious civilian honours. At present, he serves as a member of the Rajya Sabha, the upper house of the Parliament of India.

MANAGEMENT COUNCIL



THE MANAGEMENT COUNCIL MEMBERS IN PICTURE

ROW 1 SITTING L TO R
SATISH REDDY
G V PRASAD

ROW 2 SITTING L TO R
DR. CARTIKEYA REDDY
VILAS M DHOLYE
ABHIJIT MUKHERJEE
PRABIR KUMAR JHA

BACK ROW STANDING L TO R
AMIT PATEL
UMANG VOHRA
K B SANKARA RAO
SAUMEN CHAKRABORTY
DR. RAGHAV CHARI

NAME	DESIGNATION	QUALIFICATION	AGE	DATE OF JOINING THE COMPANY
G V PRASAD	VICE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	B.SC. (CHEM. ENG.), M.S. (INDL. ADMN.)	50	30-JUN-90
SATISH REDDY	MANAGING DIRECTOR AND CHIEF OPERATING OFFICER	B.TECH., M.S.(MEDICINAL CHEMISTRY)	43	18-JAN-93
ABHIJIT MUKHERJEE	PRESIDENT, GLOBAL GENERICS	B.TECH. (CHEM.)	52	15-JAN-03
AMIT PATEL	SENIOR VICE-PRESIDENT, NORTH AMERICA GENERICS	B.S., B.A.S., M.B.A.	36	06-AUG-03
DR. CARTIKEYA REDDY	SENIOR VICE-PRESIDENT, BIOLOGICS	B.TECH., M.S., PH.D.	40	20-JUL-04
K B SANKARA RAO	EXECUTIVE VICE-PRESIDENT, INTEGRATED PRODUCT DEVELOPMENT	M.PHARMA.	56	29-SEP-86
PRABIR KUMAR JHA	SENIOR VICE-PRESIDENT AND GLOBAL CHIEF OF HR	M.A., P.G.D.M. (XLRI)	43	29-NOV-02
DR. RAGHAV CHARI	SENIOR VICE PRESIDENT, PROPRIETARY PRODUCTS	M.S. (PHYSICS), PH.D.	40	25-SEP-06
SAUMEN CHAKRABORTY	PRESIDENT, CORPORATE	B.SC. (H), MBA - IIM	49	02-JUL-01
UMANG VOHRA	SENIOR VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER	B.E., M.B.A.	39	18-FEB-02
VILAS M DHOLYE	EXECUTIVE VICE-PRESIDENT, FORMULATIONS MANUFACTURING	B.TECH. (CHEM.)	61	18-DEC-00

CORPORATE GOVERNANCE



Dr. Reddy's Laboratories Limited ('the Company' or 'Dr. Reddy's') has a philosophy of corporate governance which stems from the belief that timely disclosures, transparent accounting policies and a strong & Independent Board go a long way to preserving shareholders trust while maximizing long-term corporate value.

Keeping in view the Company's size and complexity in operations, Dr. Reddy's corporate governance framework is based on the following main principles:

- Appropriate composition and size of the Board, with each Director bringing in key expertise in different areas.
- Proactive flow of information to the members of the Board and Board Committees to enable effective discharge of fiduciary duties.
- Ethical business conduct by the Board, management and employees.
- Full-fledged systems and processes for internal controls on all operations, risk management and financial reporting.
- Timely and accurate disclosure of all material operational and financial information to the stakeholders.

The Securities and Exchange Board of India (SEBI) regulates corporate governance for listed companies through Clause 49 of the Listing Agreement. Dr. Reddy's is in full compliance with Clause 49. It is also in compliance with the applicable corporate governance standards of the New York Stock Exchange (NYSE). This chapter of the Annual Report, the information given under the chapters, *Management Discussion and Analysis* and *Additional Shareholders' Information* together constitute the compliance report of the Company on corporate governance during the year 2009-10.

BOARD OF DIRECTORS

COMPOSITION

As on 31 March 2010, the Board of Dr. Reddy's had 10 Directors, comprising three Executive Directors (including the Chairman) and seven Independent Directors as defined under the Listing Agreement with Indian Stock Exchanges and the Corporate Governance Guidelines of the NYSE Listed Company Manual. Detailed profiles of the Directors have been discussed in this annual report.

The Directors have expertise in the fields of strategy, management, finance, operations, technology, human resource development and economics. The Board provides leadership, strategic guidance, objective and independent view to the Company's management while discharging its fiduciary responsibilities, thereby ensuring that the management adheres to high standards of ethics, transparency and disclosure.

Each Director informs the Company on an annual basis about the Board and Board Committee positions he / she occupies in other companies including Chairmanships and notifies changes during the term of their directorship in the Company.

Table 1 gives the composition of Dr. Reddy's Board, their positions, relationship with other Directors, date of joining the Board, other Directorships and memberships of Committees held by each of them.

TERM OF BOARD MEMBERSHIP

As per the provisions of the Companies Act, 1956, one-third of the Board members (other than Executive Directors) who are subjected to retire by rotation shall retire every year; and approval of the shareholders is sought for the re-appointment of such retiring members who are so eligible. Executive Directors are appointed by the shareholders for a maximum period of five years at a time, but are eligible for re-appointment upon completion of the term. The Board, on the recommendations of the Governance and Compensation Committee, considers the appointment and re-appointment of Directors.

SELECTION AND APPOINTMENT OF NEW DIRECTORS

Induction of any new member on the Board of Directors is the responsibility of the Governance and Compensation Committee, which is entirely composed of Independent Directors. Taking into account the existing composition and organization of the Board, and the requirement of new skill sets, if any, the Governance and Compensation Committee reviews potential candidates in terms of their expertise, skills, attributes, personal and professional backgrounds and their ability to attend meetings in India. The Governance and Compensation Committee places the candidates that meet these criteria to the full Board of Directors for its consideration. If the Board approves, the person is appointed as an Additional Director, subject to her / his appointment being ratified by the shareholders in the Company's Annual General Meeting.

DIRECTORS' SHAREHOLDING IN THE COMPANY

Table 2 on page 48 gives details of shares and stock options held by each of the Directors as on 31 March 2010.

MEETINGS OF THE BOARD

The Company plans and prepares the schedule of the Board and Board Committee meetings a year in advance to assist the Directors in scheduling their program. The schedule of meetings and agenda for meeting is finalized in consultation with the Directors of the Company. The agenda of the meeting is pre-circulated with presentations, detailed notes, supporting documents and executive summary.

Under Indian laws, the Board of Directors must meet at least four times a year, with a maximum time gap of four months between two Board meetings. Dr. Reddy's Board met six times during the financial year under review: on 18 May 2009, 21 July 2009, 7 September 2009, 23 October 2009, 20 January 2010 and 31 March 2010. The Company held a minimum of one Board meeting in each quarter as required under the Companies Act, 1956.

TABLE 1 Composition of Dr. Reddy's Board and directorships held AS ON 31 MARCH 2010

Name	Position	Relationship with other Directors	Date of joining	Directorships in India u / s 275 of the Companies Act, 1956	Other Directorships[1]	Committee membership[2]	Chairmanship in Committees[2]
Dr. K Anji Reddy	Executive Chairman	Father of Mr. Satish Reddy and father-in-law of Mr. G V Prasad	24 February 1984	6	30	–	–
Mr. G V Prasad	Vice Chairman and CEO	Son-in-law of Dr. K Anji Reddy and brother-in-law of Mr. Satish Reddy	8 April 1986	9	36	1	1
Mr. Satish Reddy	Managing Director and COO	Son of Dr. K Anji Reddy and brother-in-law of Mr. G V Prasad	18 January 1993	7	42	3	–
Dr. Omkar Goswami	Independent Director	None	30 October 2000	10	2	7	2
Mr. Ravi Bhoothalingam	Independent Director	None	30 October 2000	2	–	1	2
Mr. Anupam Puri	Independent Director	None	4 June 2002	5	–	2	–
Dr. J P Moreau	Independent Director	None	18 May 2007	1	–	–	–
Ms. Kalpana Morparia	Independent Director	None	5 June 2007	3	2	2	1
Dr. Bruce L A Carter	Independent Director	None	21 July 2008	1	3	–	–
Dr. Ashok S Ganguly[3]	Independent Director	None	23 October 2009	5	4	1	1

(1) Other Directorships are those, which are not covered under Section 275 of the Companies Act, 1956.

(2) Membership / Chairmanship in Audit and Shareholders' Grievance Committees of all public limited companies, whether listed or not, including Dr. Reddy's are considered. Foreign companies, private limited companies and companies under Section 25 of the Companies Act, 1956 have been excluded.

(3) Dr. Ashok S Ganguly joined the Board of the Company effective 23 October 2009.

TABLE 2 Shares and stock options held by the Directors AS ON 31 MARCH 2010

Name	No. of shares held	Stock Options held[2]
Dr. K Anji Reddy[1]	700,956	–
Mr. G V Prasad	1,365,840	–
Mr. Satish Reddy	1,205,832	–
Dr. Omkar Goswami	15,000	3000
Mr. Ravi Bhoothalingam	15,000	3000
Mr. Anupam Puri (ADRs)	13,500	3000[3]
Dr. J P Moreau (ADRs)	3,000	3000[3]
Ms. Kalpana Morparia	3,000	3000
Dr. Bruce L A Carter (ADRs)	4,000	3000[3]
Dr. Ashok S Ganguly	–	–

[1] *Shares held in individual capacity. In addition, Dr. K Anji Reddy owns 40.00% of Dr. Reddy's Holdings Limited, which in turn owns 39,128,328 shares of Dr. Reddy's Laboratories Limited. Various members of his family own the balance shares in Dr. Reddy's Holdings Limited.*
[2] *Stock Options held were granted to Independent Directors in the Board meetings held on 18 May 2009.*
[3] *Stock Options held pursuant to ADR Stock Option Scheme, 2007.*

TABLE 3 Directors' attendance at Dr. Reddy's Board meetings and AGM IN FINANCIAL YEAR 2009-10

Name	Meetings held in Director's tenure	Number of Board meetings attended	Attendance in last AGM on 22 July 2009
Dr. K Anji Reddy	6	6	Present
Mr. G V Prasad	6	6	Present
Mr. Satish Reddy	6	5[2]	Present
Dr. Omkar Goswami	6	5[2]	Present
Mr. Ravi Bhoothalingam	6	6	Present
Mr. Anupam Puri	6	4[2][3]	Not Present
Dr. J P Moreau	6	5[2][3]	Present
Ms. Kalpana Morparia	6	6	Present
Dr. Bruce L A Carter	6	5[3]	Present
Dr. Ashok S Ganguly[1]	3	2[3]	NA

[1] *Dr. Ashok S Ganguly joined the Board of the Company effective 23 October 2009.*
[2] *Were given leave of absence on request.*
[3] *In addition to the above, one meeting was attended through teleconference. No sitting fee was paid for participation through teleconference.*

Details of Directors and their attendance in Board meetings and Annual General Meeting are given in **Table 3.**

The Board and its Committee meetings at Dr. Reddy's extended for either one or two days sessions. In the course of these meetings, the business unit heads and key management personnel made presentations to the Board.

INFORMATION GIVEN TO THE BOARD

The Company provides the following information to the Board and the Board Committees. Such information is submitted either as part of the agenda papers in advance of the meetings or by way of presentations and discussion material during the meetings.

- Annual operating plans and budgets, capital budgets, updates and all variances;
- Quarterly, half yearly and annual results of the Company and its operating divisions or business segments;
- Detailed presentations on the progress in Research and Development and new drug discoveries;
- Minutes of meetings of Audit Committee and other Committees;
- Information on recruitment and remuneration of key executives below the Board level;
- Significant regulatory matters concerning Indian or Foreign regulatory authorities;
- Issue which involves possible public or product liability claims of a substantial nature;
- Risk analysis of various products, markets and businesses;
- Detailed analysis of potential acquisition targets or possible divestments;
- Details of any Joint Venture or collaboration agreements;
- Transactions that involve substantial payment towards goodwill, brand equity or intellectual property;
- Significant sale of investments, subsidiaries, assets, which are not in the normal course of business;
- Contracts in which Director(s) are deemed to be interested;
- Materially important show cause, demand, prosecution and penalty notices;
- Fatal or serious accidents or dangerous occurrences, if any;
- Significant effluent or pollution problems;

TABLE 4 Remuneration paid or payable to the Directors for the financial year 2009-10 (IN RS. THOUSANDS)

Name of Directors	Sitting fees[1]	Commission[2]	Salaries	Perquisites[3]	Total	Stock Options[4]
Dr. K Anji Reddy	NA	100,000	5,400	684	106,084	NA
Mr. G V Prasad	NA	60,000	3,600	867	64,467	NA
Mr. Satish Reddy	NA	60,000	3,600	885	64,485	NA
Dr. Omkar Goswami	55	3,210	NA	NA	3,265	2,400
Mr. Ravi Bhoothalingam	95	3,188	NA	NA	3,283	2,400
Mr. Anupam Puri	35	3,188	NA	NA	3,223	2,400[5]
Dr. J P Moreau	40	3,098	NA	NA	3,138	2,400[5]
Ms. Kalpana Morparia	70	2,829	NA	NA	2,899	2,400
Dr. Bruce L A Carter	35	3,098	NA	NA	3,133	2,400[5]
Dr. Ashok S Ganguly[6]	10	2,021	NA	NA	2,031	2,400

- Materially relevant default in financial obligations to and by the Company or substantial non-payment for goods sold by the Company;
- Significant labor problems and their proposed solutions;
- Significant development in the human resources and industrial relations fronts;
- Quarterly details of foreign exchange exposure and the steps taken by management to limit the risks of adverse exchange rate movement;
- Non-compliance of any regulatory or statutory nature or listing requirements as well as shareholder services such as non-payment of dividend and delays in share transfer; and
- Subsidiary companies minutes, financial statements, significant investments and significant transactions and arrangements.

MEETINGS OF INDEPENDENT DIRECTORS IN EXECUTIVE SESSION

During the financial year, the Independent Directors of Dr. Reddy's met four times without the management in executive sessions. The Company intends to further facilitate such sessions as and when required by the Independent Directors. An Independent Director, with or without other Independent Directors, takes the lead to provide structured feedback to the Board about the key elements that emerge out of these executive sessions.

ANNUAL BOARD RETREAT

During the financial year, the Annual Board Retreat was organized at Hyderabad, India in September 2009. In the retreat the Board discussed various business strategy and governance matters. Presentations were made on topics covering global pharmaceutical trends as well as an outside-in view of Dr. Reddy's. As a part of agenda of the retreat, the Board conducted a strategy and talent review of the Company's business segments.

DIRECTOR'S REMUNERATION

Executive Directors are appointed by shareholders' resolution for a period of five years. No severance fees is payable to the Executive Directors. Except the commission payable, all other components of remuneration to the Executive Directors are fixed and in line with the Company's policies.

The remuneration for the three Executive Directors, including the commission based on net profits of the Company, is recommended by the Board's Governance and Compensation Committee to the Board for consideration. The commission to be paid each year to the Executive Directors is decided by the Board, within the limits approved by the shareholders.

The Independent Directors receive sitting fees for attending meetings of the Board and its Committees, and commission based on the net profits of the Company. The remuneration including commission payable to the Directors during the year under review was in conformity with the applicable provisions of the Companies Act, 1956, duly considered and approved by the Board and the shareholders. The remuneration paid or payable to the Directors for their services rendered during 2009-10 is given in **Table 4**.

The criteria for making payments to the Executive Directors are:

- Salary, as recommended by the Governance and Compensation Committee and approved by the Board and the shareholders. Perquisites and retirement benefits are also paid in accordance with the Company's compensation policies, as applicable to all employees.
- Shareholders of the Company have approved the payment of commission on the net profits calculated in accordance with Sections 198 / 349 of the Companies Act, 1956 to all Executive Directors.
- The Governance and Compensation Committee decides the amount of commission payable every year within the overall limit.
- Remuneration paid to the Executive Directors is determined keeping in view the industry benchmarks.

NOTE TABLE 4

[1] Sitting fees include fees for Board as well as Board Committee meetings @ Rs. 5,000 per meeting.

[2] Payment of commission is variable, and based on percentage of net profit calculated according to Sections 198 / 349 of the Companies Act, 1956. The commission would be paid after the Annual General Meeting, scheduled on 23 July 2010. The Board of Directors recommended for a fixed commission of Rs. 2,694,000 (US$ 60,000) per Independent Director, a specific commission of Rs. 449,000 (US$ 10,000) to the Chairman of Audit Committee, Rs. 224,500 (US$ 5,000) to the respective Chairman of other Committees and Rs. 67,350 (US$ 1,500) to the members of the Committees. Other than the above, a specific compensation of Rs. 67,350 (US$ 1,500) per meeting was paid towards foreign travel to the Directors residing outside India.

[3] Perquisites include medical reimbursement for self and family according to the rules of the Company, leave travel assistance, personal accident insurance, Company's vehicle for official use with driver, telephone at residence and mobile phone, contribution to Provident Fund and Superannuation Scheme. All these benefits are fixed in nature.

[4] The Company granted stock options to Independent Directors on 6 May 2010. The exercise price of such options is Rs. 5 each. The options vest at the end of one year from the date of grant. The exercise period of options is 5 years from the date of vesting.

[5] Stock Options granted under ADR Stock Options Scheme, 2007 on 6 May 2010.

[6] Dr. Ashok S Ganguly joined the Board of the Company effective 23 October 2009.

The criteria for making payments to the Independent Directors are given below:

- Independent Directors are paid sitting fees for each meeting of the Board or Board Committee @ Rs. 5,000 per meeting attended by them.
- Shareholders of the Company have approved payment of commission up to 0.5 per cent of net profits calculated in accordance with Sections 198 / 349 of the Companies Act, 1956 collectively to all the Independent Directors. The Board decides the amount of commission payable to Independent Directors every year, within the overall limit of 0.5 per cent of net profits.
- Remuneration paid to Independent Directors is determined by keeping in view the industry benchmarks, and also on the basis of their memberships in various committees of the Board.
- Shareholders of the Company approved granting of up to 200,000 stock options in aggregate at any point of time during the financial years starting from 2006–07 and ending with 2010–11 to all the Directors (except the three Executive Directors). Of this, up to 60,000 stock options can be granted in a single financial year to the Directors, as aforesaid, under any of the stock option plans, either existing or to be framed in future, on such terms and conditions as the Governance and Compensation Committee / Board of Directors may think fit.

INDEPENDENT DIRECTORS

The Independent Directors of the Company head the following governance and / or Board Committee functions:

Mr. Anupam Puri Governance, corporate strategy and driving agenda for Board and Board Committee meetings and its improvement;

Ms. Kalpana Morparia Internal audit and control

Dr. Omkar Goswami Finance, internal controls and risk management.

Mr. Ravi Bhoothalingam Compliance and Chief Ombudsman for the Whistle Blower Policy of the Company; and

Dr. J P Moreau Pharma Regulatory Compliance and its improvement.

RISK MANAGEMENT

The Company has an enterprise-wide risk management system in place. During the year, detailed presentations were made to the Board members on the enterprise-wide risk management and a process was set up to inform Board members about the risk assessment and minimization procedures. These are periodically reviewed to ensure that the management controls the risk through means of a properly defined framework.

A section on risk management and practices of the Company in minimizing the risk is part of Management Discussion & Analysis section of this annual report.

COMPLIANCE REVIEWS

Dr. Reddy's has a dedicated team under an identified compliance officer (other than such an officer under the Listing Agreement) and a defined framework to review the compliances with all laws applicable to the Company. The compliance status is periodically updated to the senior management team. Presentations are scheduled periodically in the Audit Committee meetings regarding the status on compliance.

CODE OF BUSINESS CONDUCT AND ETHICS AND OMBUDSMAN PROCEDURE

The Company has adopted a Code of Business Conduct and Ethics (the 'Code'), which applies to all employees and Directors of the Company, its subsidiaries and affiliates. It is the responsibility of all employees and Directors to familiarize themselves with this Code and comply with its standards.

An Ombudsman Procedure has also been made under this Code, which (i) describes the ombudsman framework (ii) procedures for investigation and communication of any report on any violation or suspected violation of the Code (iii) appeal against any decision taken by Ombudsman and (iv) submission of complaint against any retaliation action against any employee. An Independent Director has been appointed as Chief Ombudsman and the reports and complaints submitted to the Company are to be reported to the Audit Committee.

The Code of Business Conduct and Ethics and Ombudsman Procedure has been posted on the Company's website – *www.drreddys.com*

The Board and the senior management affirms compliance with the Code of Business Conduct and Ethics annually. A certificate of the Vice-Chairman and Chief Executive Officer of the Company to this effect is enclosed as **Exhibit 1** to this section.

RELATED PARTY TRANSACTIONS

The details of related party transactions are discussed in detail in page no. 116 of this Annual Report.

All related party transactions during the year, whether in the ordinary course of business or not, were placed before the Audit Committee and subsequently before the Board. All related party transactions were on arm's length basis.

SUBSIDIARY COMPANIES

The Audit Committee of the Company reviews the financial statements of the subsidiary companies. During the year, the Audit Committee also reviewed the investments made by the subsidiary companies, minutes of the Board meetings of the subsidiary companies and statement of all significant transactions and arrangements entered into by the subsidiary companies. No Indian subsidiary of the Company falls under the term 'material non-listed Indian subsidiary' as defined under Clause 49 of the Listing Agreement.

DISCLOSURE ON ACCOUNTING TREATMENT

In the preparation of financial statements for 2009-10, there is no treatment of any transaction different from that prescribed in the Accounting Standards notified by the Government of India under Section 211 (3C) of the Companies Act, 1956.

COMMITTEES OF THE BOARD

The Board Committees focus on specific areas and make informed decisions within the authority delegated. Each Committee of the Board is guided by its Charter, which defines the composition, scope and powers of the Committee.

The Committees also make specific recommendations to the Board on various matters from time-to time. All observations, recommendations and decisions of the Committees are placed before the Board for information or for approval.

The Company has five Board-level Committees, namely:

- Audit Committee
- Governance and Compensation Committee
- Shareholders' Grievance Committee
- Investment Committee and
- Management Committee

AUDIT COMMITTEE

The management is responsible for the Company's internal controls and the financial reporting process while the statutory auditors are responsible for performing Independent audits of the Company's financial statements in accordance with generally accepted auditing practices and for issuing reports based on such audits. The Board of Directors has entrusted the Audit Committee to supervise these processes and thus ensure accurate and timely disclosures that maintain the transparency, integrity and quality of financial control and reporting. The primary responsibilities of the Audit Committee are to:

- Supervise the financial reporting process;
- Review the quarterly and annual financial results before placing them to the Board along with related disclosures and filing requirements;
- Review the adequacy of internal controls in the Company, including the plan, scope and performance of the internal audit function;
- Discuss with management the Company's major policies with respect to risk assessment and risk management;
- Hold discussions with statutory auditors on the nature and scope of audits and any views that they have about the financial control and reporting processes;
- Ensure compliance with accounting standards and with listing requirements with respect to the financial statements;
- Recommend the appointment and removal of external auditors and their fees;
- Review the independence of auditors;
- Ensure that adequate safeguards have been taken for legal compliance both for the Company and its other Indian as well as foreign subsidiaries;
- Review related party transactions;
- Review the functioning of Whistle Blower mechanism; and
- Implementation of the applicable provisions of the Sarbanes Oxley Act, 2002.

The Audit Committee is entirely composed of Independent Directors. All members of the Audit Committee are financially literate and bring in expertise in the fields of finance, economics, human resource development, strategy and management.

Presently the Committee consists of Dr. Omkar Goswami (Chairman), Mr. Ravi Bhoothalingam and Ms. Kalpana Morparia and all have accounting and / or related financial mangement expertise.

The Audit Committee met five times during the year: on 18 May 2009, 21 July 2009, 23 October 2009, 20 January 2010 and 31 March 2010. The Committee also met the key members of finance team and internal audit team along with CEO, COO and CFO to discuss matters relating to audit, compliance and accounting on 25 November 2009. The Committee also met Statutory Auditors without the presence of the management on more than one occasion, during the year.

The Company is in compliance with the provisions of the amended Clause 49 of the Listing Agreement on the time gap between any two Audit Committee meetings. In addition, the Chairman of the Audit Committee and the other members of the Audit Committee met additionally to review other processes, particularly the progress on internal control mechanisms to prepare for certification under Section 404 of the Sarbanes Oxley Act, 2002.

TABLE 5 Audit Committee attendance IN FINANCIAL YEAR 2009-10

Committee members	Position	Meetings held	Meetings attended
Dr. Omkar Goswami	Chairman	5	4(1)
Mr. Ravi Bhoothalingam	Member	5	5
Ms. Kalpana Morparia	Member	5	5

(1) was given leave of absence on grounds of health.

TABLE 6 Governance & Compensation Committee attendance IN FINANCIAL YEAR 2009-10

Committee members	Position	Meetings held	Meetings attended
Mr. Anupam Puri	Chairman	2	2
Dr. Omkar Goswami	Member	2	1(1)
Mr. Ravi Bhoothalingam	Member	2	2
Ms. Kalpana Morparia	Member	2	2
Dr. J P Moreau	Member	2	2
Dr. Bruce L A Carter	Member	2	2

(1) was given leave of absence on grounds of health.

Table 5 gives the composition and attendance record of Audit Committee.

The CEO, CFO and Chief Internal Auditor are permanent invitees to all Audit Committee meetings. The statutory auditors of the Company are present in the Audit Committee meetings during the year. The Company Secretary officiates as the secretary of the Committee.

Audit Committee meetings are generally preceded by pre-Audit Committee conference calls with the Audit Committee members, the CFO, the internal audit and compliance teams, the external auditors and other key personnel from the Company. These calls discuss major audit related issues and identify items that need further discussion in the formal face-to-face Audit Committee meetings.

The agenda for the Audit Committee included the following items:

- Review of financial performance, including business level financial performance;
- Internal audit, control matters and risk management, including action-taken reports;
- Status on the implementation of the compliance with Section 404 of the Sarbanes Oxley Act, 2002 and its sustenance;
- Discussion with statutory auditors, including new accounting policies relating to Indian Generally Accepted Accounting Principles (IGAAP) as well as IFRS; and
- Detailed operational and financial risk appraisals, as well as risks relating to legal compliance.

The internal and statutory auditors of the Company discuss their audit findings and updates with the Audit Committee and submit their views directly to the Committee. Separate meetings are held with the internal auditors to focus on compliance issues and to conduct detailed reviews of the processes and internal controls in the Company.

The report of the Audit Committee is enclosed as **Exhibit 2** to this chapter.

GOVERNANCE AND COMPENSATION COMMITTEE

The Board of Directors of the Company at their meeting held on 18 May 2009 merged the Governance Committee with the Compensation Committee and named it as the Governance and Compensation Committee, which entirely comprises of Independent Directors.

The role of the Governance and Compensation Committee is to:

- Shortlist and suggest nominees for induction to the Board of the Company; and recommend appointment and resignation of Board members to the Board of Directors, for its consideration
- Review the principles of corporate governance of the Company.
- Review the performance of the Executive Directors and senior executives one level below the Board, and the remuneration package offered by the Company to different grades / levels of its employees.

The Committee also administers Dr. Reddy's Employees Stock Option Scheme, 2002, and Dr. Reddy's Employees ADR Stock Option Scheme, 2007. The details of stock options granted by the Committee have been discussed in the Directors' Report.

The Chief of Human Resources (HR) makes periodic presentations to the Committee on organization structure, performance appraisals, increments, performance bonus recommendations and other HR matters.

In addition to one meeting each of erstwhile Governance Committee and Compensation Committee on 18 May 2009, the Governance and Compensation Committee met twice during the year: on 23 October 2009 and 19 January 2010. **Table 6** gives the composition and attendance record of the Governance and Compensation Committee.

The Chief of Human Resources is the secretary of the Committee. The report of the Governance and Compensation Committee is enclosed as **Exhibit 3** to this chapter.

SHAREHOLDERS' GRIEVANCE COMMITTEE

The Shareholders' Grievance Committee is empowered to perform all the functions of the Board in relation to handling of Shareholders' Grievances. It primarily focuses on:

- Review of investor complaints and their redressal;
- Review of queries received from investors;
- Review of work done by the Share Transfer Agent; and

TABLE 7 Shareholders' Grievance Committee attendance IN FINANCIAL YEAR 2009-10

Committee members	Position	Meetings	Meetings attended
Mr. Ravi Bhoothalingam	Chairman	4	4
Mr. G V Prasad	Member	4	4
Mr. Satish Reddy	Member	4	4

- Review of corporate actions related to shareholder issues.

The Shareholders' Grievance Committee consists of three Directors, including two Executive Directors.

The Chairman of the Committee is an Independent Director. The Committee met four times during the year: on 18 May 2009, 21 July 2009, 23 October 2009 and 19 January 2010. **Table 7** gives the composition and attendance record of the Shareholders' Grievance Committee. The Company Secretary officiates as the secretary of the Committee.

The Company Secretary has been designated as Compliance Officer of the Company in line with the Listing Agreement with the Stock Exchanges. An analysis of investor queries and complaints received during the year and pending disposal is given in this Annual Report in the chapter on Additional Shareholders Information.

INVESTMENT COMMITTEE

The Investment Committee reviews the Company's capital investment proposals and ongoing projects. It approve loans to subsidiaries or other entities / persons up to an overall limit of Rs. 250 million; and approve borrowings from any person up to an overall limit of Rs. 250 million. It consists of three Directors, including two Executive Directors. The Chairman of the Committee is an Executive Director. The Committee met twice during the year on 14 December 2009 and 31 March 2010. Mr. Ravi Bhoothalingam could not attend the meeting on 14 December 2009; and Mr. Satish Reddy could not attend on 31 March 2010. At their request, the leave of absence was granted. The Company Secretary officiates as the secretary of the Committee.

MANAGEMENT COMMITTEE

The role of Management Committee is to authorize Directors and officers of the Company to deal with day-to-day business operations such as banking, treasury, insurance, excise, customs, administrative and dealing with other government / non-government authorities. The Management Committee consists of three Directors including one Independent Director. The Chairman of the Committee is an Executive Director. The Committee held six meetings during the year: on 13 April 2009, 18 May 2009, 21 July 2009, 23 October 2009, 14 December 2009 and 21 January 2010. The Company Secretary officiates as the secretary of the Committee.

MANAGEMENT

The management of Dr. Reddy's has developed and implemented policies, procedures and practices that attempt to translate the Company's core purpose and mission into reality. The management also identifies, measures, monitors and minimizes risk factors in the business and ensures safe, sound and efficient operation. These are internally supervised and monitored through the Management Council.

MANAGEMENT COUNCIL

Dr. Reddy's Management Council consists of senior management members from the business and corporate functions. It has a balanced representation from the Indian as well as its overseas offices. Page no. 45 of this Annual Report give details of the members of the Management Council.

The Management Council meets once in a quarter for two to three full-day sessions. Background notes for the meetings are circulated in advance to facilitate decision-making. Listed below are some of the key issues that were considered by the Management Council during the year under review:

- Company's long term strategy, growth initiatives and priorities;
- Monitoring overall Company performance, including those of various business units;
- Decision on major corporate policies;
- Discussion and sign-off on annual plans, budgets and investments and any other major initiatives; and
- Discussion on business alliances proposals and organizational design.

MANAGEMENT DISCUSSION AND ANALYSIS

This chapter of the annual report constitutes the Company's Management Discussion and Analysis.

MANAGEMENT DISCLOSURES

Senior management of the Company (employees at Senior Director level and above, as well as certain identified key employees) make annual disclosures to the Board relating to all material financial and commercial transactions in which they may have personal interest, and which may have a potential conflict with the interest of the Company. Transactions with key managerial personnel have been discussed in financials sections of this annual report under Related Party Transactions.

PROHIBITION OF INSIDER TRADING

The Company has implemented a policy prohibiting Insider Trading in conformity with applicable regulations of the Securities Exchange Board of India (SEBI) and Securities Exchange Commission (SEC) of the USA. Necessary procedures have been laid down for Directors, employees, connected persons and persons deemed to be connected for trading in the securities of the Company. The policy and the procedures are periodically communicated to the employees who are considered as insiders of the Company. Trading window closure / blackouts / quiet periods, when the employees are not permitted to trade in the securities of the Company, are intimated to all employees, in advance, whenever required.

INTERNAL CONTROL SYSTEMS

Dr. Reddy's has both external and internal audit systems in place. Auditors have access to all records and information of the Company. The Board and the management periodically review the findings and recommendations of the auditors and take necessary corrective actions whenever necessary. The Board recognizes the work of the auditors as an independent check on the information received from the management on the operations and performance of the Company.

INTERNAL CONTROLS

The Company maintains a system of internal controls designed to provide reasonable assurance regarding:

- Effectiveness and efficiency of operations;
- Adequacy of safeguards for assets;
- Reliability of financial controls; and
- Compliance with applicable laws and regulations.

The integrity and reliability of the internal control systems are achieved through clear policies and procedures, process automation, careful selection, training and development of employees and an organization structure that segregates responsibilities.

Internal Audit at Dr. Reddy's is an independent and objective assurance function, responsible for evaluating and improving the effectiveness of risk management, control and governance processes.

The internal audit department prepares annual audit plans based on risk assessment, and conducts extensive reviews covering financial, operational and compliance controls and risk mitigation. Areas requiring specialized knowledge are reviewed in partnership with external experts. Suggested improvement in processes are identified during reviews, and communicated to the management on an on-going basis.

The Audit Committee of the Board monitors the performance of internal audit department on a periodic basis through review of audit plans, audit findings and speed of issue resolution through follow ups. Each year, there are at least four meetings held, where the Audit Committee reviews internal audit findings, in addition to special meetings and teleconferences.

CEO & CFO CERTIFICATION

A certificate of the Vice-Chairman and Chief Executive Officer as well as the Chief Financial Officer of the Company on financial statements and applicable internal controls as stipulated under Clause 49 of the Listing Agreement is enclosed as **Exhibit 4** to this chapter.

STATUTORY AND IFRS AUDITS

For 2009-10, B S R & Co. audited the financial statements prepared under the Indian GAAP. The Company had appointed KPMG as independent auditors for the purpose of issuing opinion on the financial statements prepared under IFRS.

While auditing the operations of the Company, the external auditors recorded their observations and findings with the management. These were then discussed by the management and the auditors at Audit Committee meetings as well as conference calls with members of the Audit Committee. Remedial measures suggested by the auditors and the Audit Committee have been either implemented or taken up for implementation by the management. Independent auditors render an opinion regarding the fair presentation in the financial statements of the Company's financial condition and operating results. Their audits are made in accordance with generally accepted auditing standards, and include a review of the internal controls, to the extent necessary, to determine the audit procedures required to support their opinion.

AUDITORS' FEES

During the year, the Company paid Rs. 8 million to B S R & Co. the statutory auditors as auditors' fees. The Company also paid Rs. 8 million to the statutory auditors, B S R & Co. for non audit services.

INFORMATION TO STAKEHOLDERS

DISSEMINATION OF INFORMATION

The Company has established systems and procedures to disseminate relevant information to its stakeholders, including shareholders, analysts, suppliers, customers, employees and the society at large. It also conducts earning calls with analysts and investors and also communicates the financial results to the shareholders through their registered email address. The primary source of information regarding the operations of the Company is the corporate website: *www.drreddys.com*.

All official news releases and presentations made to institutional investors and analysts are posted on the Company's website. An analysis of the various means of dissemination of information in the year under review is produced in **Table 8.**

Quarterly and Annual results of the Company are published in widely circulated national newspapers such as *The Business Standard* and the local daily *Andhra Prabha*. These are also disseminated internationally through Business Wire.

In addition to the corporate website, the Company maintains various portals such as *www.customer2drl.com*, *www.vikreta2drl.com* and *www.housecallsindia.com* which have proved to be effective and widely appreciated tools for information dissemination.

TABLE 8 Details of communication made IN FINANCIAL YEAR 2009-10

Means of communication	Frequency
Press releases / statements	16
Earnings calls	4
Publication of results	4

ADDITIONAL INFORMATION OF DIRECTORS RECOMMENDED FOR APPOINTMENT OR SEEKING RE-APPOINTMENT AT THE ENSUING ANNUAL GENERAL MEETING

Ms. Kalpana Morparia

Ms. Kalpana Morparia was appointed as Director on the Board of the Company on 5 June 2007. She is the Chief Executive Officer of J.P. Morgan, India, and leads the business groups (investment banking, asset management, treasury services and principal investment management) and service groups (global research, finance, technology and operations) in India. Ms. Morparia is also a member of J.P. Morgan's global strategy team headquartered in New York and the J.P. Morgan Asia Pacific Executive Committee.

Prior to becoming CEO of J.P. Morgan India, she served as Vice Chair on the Boards of the ICICI group. She was Joint Managing Director of the ICICI Group from 2001 to 2007. She had been with the ICICI group since 1975, India's second largest bank and having leadership positions in banking, insurance, asset management and private equity.

A graduate in law from Bombay University, Ms. Morparia has served on several committees constituted by the Government of India. She was named one of the 'The 50 Most Powerful Women' in 'International Business' by the *Fortune* magazine in 2008; one of the 25 most powerful women in Indian Business by *Business Today*, a leading Indian business journal, in 2004, 2005, 2006 and 2008; and one of the 'The 100 most Powerful Women' by the *Forbes* magazine in 2006.

Ms. Kalpana Morparia holds directorship in CMC Limited, Bennett Coleman & Company Limited, J.P. Morgan Services India Private Limited and J.P. Morgan Asset Management India Private Limited.

She also holds the following positions in the Board Committees of the following companies:

Name of the Company	As Chairperson	As Member
Bennett, Coleman & Co. Ltd.	Audit Committee	–
CMC Ltd.	–	Audit Committee Executive Committee Governance Committee

Ms. Morparia holds 3,000 Equity Shares of the Company as on 31 March 2010.

Dr. J P Moreau

Dr. J P Moreau was appointed as Director on the Board of the Company on 18 May 2007. He founded Biomeasure Incorporated, based near Boston, and has been its President and CEO. Prior to that, he was working as Executive Vice-President and Chief Scientific Officer of the IPSEN Group and was responsible for the Group's Discovery and Innovation with facilities in Paris, London, Barcelona and Boston. He was a Vice-President (Research) from April 1994 and has been a member of the Executive Committee of IPSEN Group since that date.

Dr. Moreau has a degree in chemistry from the University of Orleans and a D.Sc in biochemistry. He has also conducted post-doctorate research at the Ecole Polytechnique. He has published over 50 articles in scientific journals and is named as an inventor of more than 30 patents. He is a regular speaker at scientific conferences and a member of Nitto Denko Scientific Advisory Board. Dr. Moreau was also responsible for establishing Kinerton Ltd. in Ireland in March 1989, a wholesale manufacturer of therapeutic peptides.

Dr. Moreau holds 3,000 ADRs having 3,000 underlying shares in the Company as on 31 March 2010

Dr. Ashok Sekhar Ganguly

Dr. Ashok Sekhar Ganguly was appointed as Director on the Board of the Company on 23 October 2009. He is the Chairman of Firstsource Solutions Limited and ABP Private Ltd.

and was a Director on the Central Board of the Reserve Bank of India from 2001 to 2009. He also serves as a non-Executive Drector of Mahindra & Mahindra Limited, Wipro Limited, Hemogenomics Private Limited and Tata AIG life Insurance Company Limited. He is a Director on the Advisory Board of Microsoft Corporation (India) Private Limited and the Blackstone Group.

Dr. Ganguly's principal professional career spanned 35 years with Unilever Plc / NV. He was the Chairman of Hindustan Lever Limited from 1980 to 1990, and member of the Unilever Board from 1990 to 1997 with responsibility for research and technology.

He has served on several public bodies, principal among them being, as member of Science Advisory Council to the Prime Minister of India (1985-89) and the UK Advisory Board of Research Councils (1991-94). Currently, he is a member of the Prime Minister's Council on Trade and Industry, Investment Commission (2004–2009) and the India-USA CEO Council, set up by the Prime Minister of India and the President of the USA.

Dr. Ganguly has authored 'Industry and Liberalization' (1994), 'Strategic Manufacturing for Competitive Advantage' (1998) and 'Business Driven R&D — Managing Knowledge to Create Wealth' (1999), besides several publications in science, technology & management.

He is a recipient of the Padma Bhushan as well as the Padma Vibhushan, two of India's prestigious civilian honours. At present, he serves as a member of the Rajya Sabha, the upper house of the Parliament of India.

Dr. Ganguly holds the following positions in the Board Committees of the following companies:

Name of the Company	As Chairman	As Member
Mahindra & Mahindra Ltd.	Research & Development Committee	–
Tata AIG life Insurance Co. Ltd.	Audit Committee	–
Firstsource Solutions Ltd.	– Compensation cum Board Grievance Committee – Committee for Issue of Securities – Strategy Committee	Investors' / Shareholders' Governance Committee
Wipro Limited	– Corporate Governance Committee – Nomination Committee	–
Microsoft Corporation of India Ltd.	Advisory Board	–

Dr. Ganguly did not hold any share in the Company as on 31 March 2010.

COMPLIANCE REPORT ON NYSE CORPORATE GOVERNANCE GUIDELINES

Pursuant to Section 303A.11 of the NYSE Listed Company Manual, Dr. Reddy's which is a foreign private issuer as defined by SEC, must make its US investors aware of the significant ways in which the corporate governance practices differ from those required of domestic companies under NYSE listing standards. A detailed analysis of this is posted on Dr. Reddy's website *www.drreddys.com*.

COMPLIANCE REPORT ON NON-MANDATORY REQUIREMENTS UNDER CLAUSE 49

(1) The Board: The Chairman of Dr. Reddy's is an Executive Director and he maintains the Chairman's office at the Company's expenses.

(2) Remuneration Committee: The Board of Directors has a Governance and Compensation Committee, which is composed of only Independent Directors. This Committee also discharges the duties and responsibilities of Remuneration Committee as contemplated under non-mandatory requirements of Clause 49. Details of the Governance and Compensation Committee and its powers have been discussed in this chapter.

(3) Shareholders Rights: The Company did not send half yearly results to each household of the shareholders in 2009-10. However, in addition to displaying its quarterly and half-yearly results on its website *www.drreddys.com* and publishing in widely circulated newspapers, it sends the quarterly financial results and press release to the registered e-mail addresses of the shareholders.

(4) Audit Qualifications: The auditors have not qualified the financial statements of the Company.

(5) Training of Board Members: The Company believes that the Board be continuously empowered with the knowledge of the latest developments in the Company's businesses and the external environment affecting the industry as a whole. To this end, the Directors were given presentations on the global business environment, as well as all business areas of the Company including business strategy, risks and opportunities. The Directors also visited various manufacturing and research locations of the Company.

(6) Mechanism for Evaluating Non-executive Board Members: A Director among the Independent Directors has been identified to provide structured feedback to the Board on the functioning and performance of the Board, and to encourage healthy discussions and openness amongst the members of the Board.

(7) Whistle Blower Policy: The Company has a Whistle Blower policy.

ADDITIONAL SHAREHOLDERS' INFORMATION

The chapter on Additional Shareholders' Information forms a part of this Annual Report.

EXHIBIT 1

DECLARATION OF THE CHIEF EXECUTIVE OFFICER ON COMPLIANCE WITH CODE OF BUSINESS CONDUCT AND ETHICS

Dr. Reddy's Laboratories Limited has adopted a Code of Business Conduct and Ethics ("the Code") which applied to all employees and Directors of the Company, its subsidiaries and affiliates. Under the Code, it is the responsibility of all employees and Directors to familiarize themselves with the Code and comply with its Standards.

I hereby certify that the Board members and senior management personnel of Dr. Reddy's have affirmed compliance with the Code of the Company for the financial year 2009-10.

G V PRASAD
VICE-CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Place: **Hyderabad**
Date: **6 May 2010**

EXHIBIT 2

REPORT OF THE AUDIT COMMITTEE

To the shareholders of Dr. Reddy's Laboratories Limited

The Audit Committee of the Board of Directors comprises three Directors. Each member of the Committee is an Independent Director as defined under Indian laws, Clause 49 of the Listing Agreement and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors, and has been vested with all the powers necessary to effectively discharge its responsibilities.

Dr. Reddy's management has primary responsibility for the financial statements and reporting process, including the systems of internal controls. During the year 2009-10, the Audit Committee met five times. It discussed with the Company's internal auditors and statutory auditors the scope and plans for their respective audits. It also discussed the results of their examination, their evaluation of the Company's internal controls, and overall quality of the Company's financial reporting.

In fulfilling its oversight responsibilities, the Committee reviewed and discussed the Company's quarterly unaudited and annual audited financial statements with the management. B S R & Co., the Company's independent auditors for Indian GAAP, and KPMG, the Company's independent auditors for IFRS financial statements, are responsible for expressing their opinion on the conformity of the Company's audited financial statements with Generally Accepted Accounting Principles.

Relying on the review and discussions with the management and the Independent auditors, the Audit Committee believes that the Company's financial statements are fairly presented in conformity with Generally Accepted Accounting Principles and the IFRS in all material aspects.

To ensure that the accounts of the Company are properly maintained and that accounting transactions are in accordance with the prevailing laws and regulations, the Committee reviewed the internal controls put in place by the Company. And in conducting such reviews, the Committee found no material discrepancy or weakness in the Company's internal control systems.

In 2005-06, the Company became the first Indian manufacturing company to comply with Section 404 of the US Sarbanes-Oxley Act (SOX), in advance of the mandatory deadline of 31 March 2007 which was applicable to foreign private issuers. During the year 2009-10, the Committee devoted considerable time and effort towards the compliance with Section 404 of SOX.

The Committee has also reviewed the non-audited services being provided by the Statutory Auditors and concluded that such services were not in conflict with the independence of the Statutory Auditors.

The Committee also devoted time towards enterprise-wide risk management processes and discussed the risk profiles of the Company as well as their mitigation plans.

The Committee ensures that the Company's Code of Business Conduct and Ethics has a mechanism such that no personnel intending to make a compliant relating to securities and financial reporting shall be denied access to the Audit Committee.

The Audit Committee has recommended to the Board of Directors:

(1) That the audited Standalone and Consolidated financial statements prepared as per Indian GAAP of Dr. Reddy's Laboratories Limited for the year ended 31 March 2010, be accepted by the Board as a true and fair statement of the financial status of the Company.

(2) That the financial statements prepared as per International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB) for the year ended 31 March 2010, be accepted by the Board and included in the Company's Annual Report on Form 20-F, to be filed with the US Securities and Exchange Commission.

Further, the Committee has recommended to the Board the re-appointment of B S R & Co., Chartered Accountants, and KPMG, India as statutory Independent auditors for Indian GAAP and IFRS respectively for the fiscal year ending 31 March 2011.

DR. OMKAR GOSWAMI
CHAIRMAN, AUDIT COMMITTEE

Place: **Hyderabad**
Date: **6 May 2010**

EXHIBIT 3

REPORT OF THE GOVERNANCE AND COMPENSATION COMMITTEE

To the shareholders of Dr. Reddy's Laboratories Limited

The Governance and Compensation Committee of the Board of Directors comprises of six Directors. Each member of the Committee is an Independent Director as defined under Indian laws and New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors. It has been vested with all the powers necessary to effectively discharge its responsibilities.

The Committee believes that its principal objective is to designing a reward system for executive performance that will lead to long-term enhancement of shareholder value. The compensation policies are vital elements in the Company's drive to identify, develop and motivate high-potential leaders to create and sustain outstanding performance. The Committee is responsible for overseeing performance appraisal, approving compensation levels for senior executives and overseeing the administration of the Employees Stock Option Plans.

As on 31 March 2010, the Company had 997,397 outstanding stock options, which amounts to 0.59% of total equity capital. The stock options have been granted to 576 employees (including Independent Directors) of the Company and its subsidiaries under Dr. Reddy's Employees Stock Options Scheme, 2002 and Dr. Reddy's Employees ADR Stock Options Scheme, 2007. Out of the total 997,397 stock options, 100,000 stock options are exercisable at Fair Market Value and 897,397 stock options are exercisable at Par Value i.e. Rs. 5.

The Committee also devoted considerable time discussing the organization design and succession planning for critical positions within the Company. It also monitors the Company's system for hiring, developing and retaining talent.

A second objective of the Committee is to ensure that the Board adopts and implements the best principles of corporate governance. It oversees evaluation of the effectiveness of the Board, considers board composition, recommend appointment of additional directors. We are pleased that during the year, Dr. Ashok Sekhar Ganguly was appointed to the Board.

The Governance and Compensation Committee also recommends to the Board, changes in committee structure and membership and other steps that would improve the board's effectiveness in overseeing the Company.

ANUPAM PURI
CHAIRMAN, GOVERNANCE AND COMPENSATION COMMITTEE

Place: **Hyderabad**
Date: **6 May 2010**

EXHIBIT 4

CEO & CFO CERTIFICATE TO THE BOARD PURSUANT TO CLAUSE 49 OF THE LISTING AGREEMENT

We, G V Prasad, Vice-Chairman and Chief Executive Officer, and Umang Vohra, Chief Financial Officer, to the best of our knowledge and belief, certify that:

a. We have reviewed the financial statements including cash flow statement (standalone and consolidated) for the financial year ended 31 March 2010 and that these statements:
   i. do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading;
   ii. together present a true and fair view of the Company's affairs and are in compliance with existing accounting standards, applicable laws and regulations.
b. There are no transactions entered into by the Company during the year, which are fraudulent, illegal or violative of the Company's Code of Business Conduct and Ethics.
c. We accept responsibility for establishing and maintaining internal controls for financial reporting and that we have evaluated the effectiveness of internal control systems of the Company pertaining to financial reporting and have disclosed to the auditors and the Audit Committee, deficiencies in the design or operation of such internal controls, if any, of which we are aware and the steps we have taken or propose to take to address these deficiencies.

d. We have disclosed, wherever applicable, to the auditors and the Audit Committee:
   i. the significant deficiencies in the internal controls over financial reporting and corrective actions taken;
   ii. that there are no material weaknesses in the internal controls over financial reporting;
   iii. that there are no significant changes in internal control over financial reporting during the year;
   iv. all significant changes in the accounting policies during the year, if any, and the same have been disclosed in the notes to the financial statements; and
   v. that there are no instances of significant fraud of which they have become aware of and involvement therein of the management or an employee having a significant role in the Company's internal control system over financial reporting.

G V PRASAD
VICE-CHAIRMAN AND CHIEF EXECUTIVE OFFICER

UMANG VOHRA
CHIEF FINANCIAL OFFICER

Place: Hyderabad
Date: 6 May 2010

AUDITORS' CERTIFICATE OF CORPORATE GOVERNANCE

To the shareholders of Dr. Reddy's Laboratories Limited

We have examined the compliance of conditions of Corporate Governance by Dr. Reddy's Laboratories Limited ("the Company"), for the year ended on 31 March 2010, as stipulated in Clause 49 of the Listing Agreement of the Company with the Bombay Stock Exchange and the National Stock Exchange.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

for **B S R & CO.**
CHARTERED ACCOUNTANTS
Firm Registration No.: 101248W

S SETHURAMAN
PARTNER
Membership No.: 203491

Place: Hyderabad
Date: 6 May 2010

ADDITIONAL SHAREHOLDERS' INFORMATION



CONTACT INFORMATION

REGISTERED AND CORPORATE OFFICE

Dr. Reddy's Laboratories Limited
7-1-27, Ameerpet, Hyderabad 500 016
Andhra Pradesh, India
T +91-40-2373 1946
F +91-40-2373 1955
W http://www.drreddys.com

REPRESENTING OFFICERS

Correspondence to the following officers may be addressed at the registered and corporate office of the Company.

CHIEF COMPLIANCE OFFICER

Umang Vohra
Chief Financial Officer
T +91-40-2373 1946
F +91-40-2373 1955
E umangvohra@drreddys.com

COMPLIANCE OFFICER UNDER LISTING AGREEMENT

V S Suresh
Company Secretary
T +91-40-2373 4504
F +91-40-2373 1955
E sureshvs@drreddys.com

ADR INVESTORS / INSTITUTIONAL INVESTORS / FINANCIAL ANALYSTS

Kedar Upadhye
Investor Relations
T +91-40-6683 4297
F +91-40-2373 1955
E kedaru@drreddys.com

MEDIA

S Rajan
Corporate Communications
T +91-40-6651 1725
F +91-40-2373 1955
E rajans@drreddys.com

INDIAN RETAIL INVESTORS

Sandeep Poddar
Asst. Company Secretary
T +91-40-2374 5274
F +91-40-2373 1955
E shares@drreddys.com

ANNUAL GENERAL MEETING

Date	Friday, 23 July 2010
Time	11.30 A.M.
Venue	Grand Ball Room Hotel Taj Krishna Road No.1 Banjara Hills Hyderabad 500 034

Last date for receipt of proxy forms – 21 July 2010 before 11.30 A.M.

DIVIDEND

The Board of Directors of the Company proposed a dividend of Rs. 11.25 per share (225%) on equity shares of Rs. 5 each. The dividend, if declared by the shareholders at the Annual General Meeting, will be paid on or after 23 July 2010.

Financial Calendar

Tentative Calendar for Declaration of Financial Results in 2010-11

For the quarter ending 30 June 2010	Last week of July, 2010
For the quarter and half year ending 30 September 2010	Last week of October, 2010
For the quarter and nine months ending 31 December 2010	Last week of January, 2011
For the year ending 31 March 2011	Second week of May, 2011
AGM for the year ending 31 March 2011	Second fortnight of July, 2011

BOOK CLOSURE DATE

The dates of book closure are from Tuesday, 6 July 2010 to Saturday, 10 July 2010 (both days inclusive) for the purpose of payment of dividend.

INTERNATIONAL SECURITIES IDENTIFICATION NUMBER (ISIN)

ISIN is an unique identification number of traded scrip. This number has to be quoted in each transaction relating to the dematerialised equity shares of the Company. The ISIN number of the equity shares of the Company is **INE089A01023**

CUSIP NUMBER FOR ADRs

The Committee on Uniform Security Identification Procedures (CUSIP) of the American Bankers Association has developed a numbering system for securities. A CUSIP number uniquely identifies a security and its issuer and this is recognized globally by organizations adhering to standards issued by the International Securities Organization. The Company's ADRs carry the CUSIP number **256135203.**

DEPOSITORIES

OVERSEAS DEPOSITORY OF ADRs

J P Morgan Chase & Co.
P.O. Box 64504, St. Paul
MN 55164-0504
T (651) 453-2128

INDIAN CUSTODIAN OF ADRs

J P Morgan Chase Bank NA
India Sub-Custody, 6th Floor
Paradigm B Wing
Mindspace, Malad (West)
Mumbai – 400 064
Maharashtra, India
T +91-22-6649 2500
F +91-22-6649 2509 / 2880 1117
E india.custody.client.service@jpmorgan.com

REGISTRAR FOR INDIAN SHARES (COMMON AGENCY FOR DEMAT AND PHYSICAL SHARES)

Bigshare Services Private Limited
G-10 Left Wing, Amrutha Ville
Opp. Yashodha Hospital
Raj Bhavan Road
Hyderabad 500 082
T +91-40-2337 4967
F +91-40-2337 0295
E bsshyd@bigshareonline.com

EQUITY HISTORY OF THE COMPANY

Table 1 on page 62 lists equity history of the Company since incorporation of the Company upto 31 March 2010

DESCRIPTION OF VOTING RIGHTS

All shares issued by the Company carry equal voting rights.

PERSONS HOLDING OVER 1% OF THE SHARES

Table 2 on page 63 gives the names of the persons who hold more than 1 per cent shares of the Company as on 31 March 2010.[1]

STOCK DATA

Table 3 on page 63 gives the monthly high, low and the total number of shares / ADRs traded per month on the BSE, NSE and the NYSE during the financial year 2009-10.

Listing on Stock Exchanges and Stock Codes

EQUITY SHARES	Stock Codes
Bombay Stock Exchange Limited ("BSE")	500124
National Stock Exchange of India Limited ("NSE")	DRREDDY
AMERICAN DEPOSITORY RECEIPTS ("ADRs")	Stock Code
New York Stock Exchange Inc. ("NYSE")	RDY

Notes:
1. *Listing fees for the year 2010-11 has been paid to BSE and NSE.*
2. *Listing fees to NYSE for listing of ADRs has been paid for the calendar year 2010.*
3. *Shares are also traded at other stock exchanges as permitted securities.*
4. *The Stock Code on Reuters is REDY.BO and on Bloomberg is DRRD@IN.*

TABLE 1 Equity history of the Company since incorporation of the Company UP TO 31 MARCH 2010

Date	Particulars	Issued	Cancelled	Cumulative
24-Feb-84	Issue to Promoters	200		200
22-Nov-84	Issue to Promoters	243,300		243,500
14-Jun-86	Issue to Promoters	6,500		250,000
9-Aug-86	Issue to Public	1,116,250		1,366,250
30-Sep-88	Forfeiture of 100 shares		100	1,366,150
9-Aug-89	Rights Issue	819,750		2,185,900
16-Dec-91	Bonus Issue (1:2)	1,092,950		3,278,850
17-Jan-93	Bonus Issue (1:1)	3,278,850		6,557,700
10-May-94	Bonus Issue (2:1)	13,115,400		19,673,100
10-May-94	Issue to Promoters	2,250,000		21,923,100
26-Jul-94	GDRs underlying Equity Shares	4,301,076		26,224,176
29-Sep-95	SEFL Shareholders on merger	263,062		26,487,238
30-Jan-01	CDL Shareholders on merger	5,142,942		31,630,180
30-Jan-01	Cancellation of shares held in CDL		41,400	31,588,780
11-Apr-01	ADRs underlying Equity Shares	6,612,500		38,201,280
9-Jul-01	GDRs conversion into ADRs			38,201,280
24-Sep-01	ARL Shareholders on merger	56,694		38,257,974
25-Oct-01	Sub division of equity shares*			76,515,948
30-Jan-04	Allotment pursuant to exercise of Stock Options	3,001		76,518,949
29-Apr-05	Allotment pursuant to exercise of Stock Options	20,000		76,538,949
13-Feb-06	Allotment pursuant to exercise of Stock Options	68,048		76,606,997
24-Mar-06	Allotment pursuant to exercise of Stock Options	12,573		76,619,570
31-Mar-06	Allotment pursuant to exercise of Stock Options	75,000		76,694,570
11-May-06	Allotment pursuant to exercise of Stock Options	7,683		76,702,253
1-Jul-06	Allotment pursuant to exercise of Stock Options	34,687		76,736,940
16-Aug-06	Allotment pursuant to exercise of Stock Options	20,862		76,757,802
30-Aug-06	Bonus Issue (1:1)	76,757,802		153,515,604
22-Nov-06	ADRs underlying Equity Shares	12,500,000		166,015,604
29-Nov-06	ADRs underlying Equity Shares (Green Shoe option)	1,800,000		167,815,604
19-Dec-06	Allotment pursuant to exercise of Stock Options	13,958		167,829,562
16-Feb-07	Allotment pursuant to exercise of Stock Options	70,782		167,900,344
20-Mar-07	Allotment pursuant to exercise of Stock Options	11,836		167,912,180
21-Jun-07	Allotment pursuant to exercise of Stock Options	137,672		168,049,852
10-Jul-07	Allotment pursuant to exercise of Stock Options	47,590		168,097,442
5-Oct-07	Allotment pursuant to exercise of Stock Options	34,700		168,132,142
4-Jan-08	Allotment pursuant to exercise of Stock Options	3,510		168,135,652
21-Feb-08	Allotment pursuant to exercise of Stock Options	37,094		168,172,746
21-Apr-08	Allotment pursuant to exercise of Stock Options	10,866		168,183,612
03-May-08	Allotment pursuant to exercise of Stock Options	2,870		168,186,482
03-May-08	Allotment pursuant to exercise of ADR Stock Options	17,604		168,204,086
17-Jun-08	Allotment pursuant to exercise of Stock Options	93,297		168,297,383
02-Jul-08	Allotment pursuant to exercise of ADR Stock Options	15,970		168,313,353
27-Aug-08	Allotment pursuant to exercise of Stock Options	65,575		168,378,928
23-Sep-08	Allotment pursuant to exercise of ADR Stock Options	21,800		168,400,728
02-Dec-08	Allotment pursuant to exercise of Stock Options	21,109		168,421,837
02-Dec-08	Allotment pursuant to exercise of ADR Stock Options	300		168,422,137
17-Dec-08	Allotment pursuant to exercise of ADR Stock Options	7,000		168,429,137
09-Mar-09	Allotment pursuant to exercise of Stock Options	29,888		168,459,025
09-Mar-09	Allotment pursuant to exercise of ADR Stock Options	9,752		168,468,777
17-Jun-09	Allotment pursuant to exercise of Stock Options	150,058		168,618,835
17-Jun-09	Allotment pursuant to exercise of ADR Stock Options	48,435		168,667,270
3-Sep-09	Allotment pursuant to exercise of Stock Options	69,519		168,736,789
3-Sep-09	Allotment pursuant to exercise of ADR Stock Options	8,490		168,745,279
5-Oct-09	Allotment pursuant to exercise of Stock Options	41,140		168,786,419
5-Oct-09	Allotment pursuant to exercise of ADR Stock Options	15,282		168,801,701
8-Dec-09	Allotment pursuant to exercise of Stock Options	21,884		168,823,585

TABLE 1 Equity history of the Company since incorporation of the Company (continued) UP TO 31 MARCH 2010

Date	Particulars	Issued	Cancelled	Cumulative
8-Dec-09	Allotment pursuant to exercise of ADR Stock Options	1,450		168,825,035
26-Feb-10	Allotment pursuant to exercise of Stock Options	19,850		168,844,885
26-Feb-10	Allotment pursuant to exercise of ADR Stock Options	500		168,845,385

** Subdivision of 1 equity share of share Rs. 10 face value into 2 equity shares of Rs. 5 face value.*

TABLE 2 Persons holding 1% or more of the shares in the Company AS ON 31 MARCH 2010

Sr. No.	Name	No. of shares	%
1	Dr. Reddy's Holdings Limited	39,128,328[2]	23.17
2	Life Insurance Corporation of India and its associates	18,871,794	11.18
3	HSBC Global Investment Funds	7,366,855	4.36
4	HDFC Trustee Company Limited	4,018,704	2.38
5	The Master Trust Bank of Japan Limited	2,480,105	1.47
6	Abu Dhabi Investment Authority / Council	2,332,852	1.38
7	ICICI Prudential Life Insurance Company Limited	1,898,482	1.12

[1] Does not include ADR holding.
[2] Out of the above, 2,100,000 equity shares were under pledge.

TABLE 3 High, low and number of shares traded per month on BSE, NSE and NYSE IN 2009-10

Month	BSE			NSE			NYSE[1]		
	High (Rs.)	Low (Rs.)	No. of Shares	High (Rs.)	Low (Rs.)	No. of Shares	High (US$)	Low (US$)	No. of ADRs
Apr 2009	573.90	476.10	766,272	579.90	475.30	4,948,309	11.20	9.17	4,536,812
May 2009	681.25	540.00	1,147,331	681.50	537.30	8,792,150	13.89	10.53	6,040,189
Jun 2009	800.00	598.00	2,335,250	800.00	595.50	13,583,031	16.98	13.04	8,536,025
Jul 2009	835.00	728.00	1,906,307	835.90	728.05	8,564,914	17.28	15.12	10,243,789
Aug 2009	850.00	766.10	665,157	836.00	768.10	3,985,949	17.29	15.39	3,932,255
Sep 2009	1,018.50	696.00	3,503,119	1,018.10	745.20	14,543,621	20.88	15.44	8,770,201
Oct 2009	1,036.20	891.50	1,692,232	1,039.00	890.00	11,281,675	22.00	18.55	9,378,600
Nov 2009	1,146.00	1,015.00	1,731,457	1,146.00	1,016.00	10,603,728	24.76	21.46	9,383,230
Dec 2009	1,241.90	1,070.00	1,198,185	1,249.70	1,062.35	9,483,381	26.54	23.10	7,531,323
Jan 2010	1,255.65	1,051.20	1,291,056	1,257.00	1,065.65	10,982,747	27.33	23.27	11,789,651
Feb 2010	1,210.00	1,076.05	672,830	1,192.00	1,080.00	6,957,252	25.22	23.13	5,725,212
Mar 2010	1,317.90	1,131.00	845,774	1,318.20	1,121.65	6,141,195	29.23	24.40	8,519,019

[1] One ADR is equal to one equity share.

CHART 1 Movement of the Company's share price during 2009-10 on NSE


300
260
220
180
140
100
Dr. Reddy's Share Price
S&P CNX Nifty
Apr 09
May 09
Jun 09
Jul 09
Aug 09
Sep 09
Oct 09
Nov 09
Dec 09
Jan 10
Feb 10
Mar 10

Chart 1 gives the movement of the Company's share price on NSE vis-à-vis S&P CNX Nifty during the financial year 2009-10.

Notes:

1. *All values are indexed to 100 as on 1 April 2009*
2. *S&P CNX Nifty is a diversified 50 stock index accounting for 21 sectors of the Indian corporates. It is owned and managed by India Index Services and Products Ltd. (IISL), which is a joint venture between NSE and CRISIL.*

CHART 2 Movement of ADR prices and S&P ADR Index during 2009-10


300
260
220
180
140
100
Dr. Reddy's ADR Price
S&P ADR Index
Apr 09
May 09
Jun 09
Jul 09
Aug 09
Sep 09
Oct 09
Nov 09
Dec 09
Jan 10
Feb 10
Mar 10

Notes:

1. *All values are indexed to 100 as on 1 April 2009.*
2. *The S&P ADR Index is based on the non-US stocks comprising the S&P Global 1200. For details of the methodology used to compute this index please visit www.adr.com.*

Chart 2 gives the movement of Dr. Reddy's ADR prices on NYSE vis-à-vis S&P ADR index during the financial year 2009-10 and **Chart 3** gives premium in per cent on ADR traded at NYSE compared to price quoted at NSE.

CHART 3 Premium on ADR traded on NYSE versus price quoted at the NSE (in %)


6
4
2
0
-2
-4
-6
-8
Apr 09
May 09
Jun 09
Jul 09
Aug 09
Sep 09
Oct 09
Nov 09
Dec 09
Jan 10
Feb 10
Mar 10

Notes:

Premium has been calculated on a daily basis using RBI reference exchange rate.

TABLE 4 Distribution of shareholdings on the basis of ownership

	As on 31 March 2010		As on 31 March 2009		
	No. of shares	% of total	No. of shares	% of total	% change
Promoter's Holding					
– Individuals	4,389,484[1]	2.60	4,489,484	2.67	(0.07)
– Companies	39,128,328[2]	23.17	39,978,328[3]	23.73	(0.56)
Sub-Total	**43,517,812**	**25.77**	**44,467,812**	**26.40**	**(0.63)**
Indian Financial Institutions	19,471,018	11.53	22,599,122	13.41	(1.88)
Banks	47,519	0.03	318,236	0.19	(0.16)
Mutual Funds	10,928,678	6.47	11,076,227	6.57	(0.10)
Foreign holdings					
– Foreign Institutional Investors	46,044,755	27.27	37,324,443	22.16	5.11
– Non Resident Indians	2,917,229	1.73	3,139,883	1.86	(0.13)
– ADRs / Foreign Nationals	24,551,369	14.54	26,514,068	15.74	(1.20)
Sub total	**103,960,568**	**61.57**	**100,971,979**	**59.93**	**1.64**
Indian Public and Corporate	21,367,005	12.66	23,028,986	13.67	(1.01)
Total	**168,845,385**	**100.00**	**168,468,777**	**100.00**	**0.00**

[1] Out of the above, 125,000 equity shares were under pledge.
[2] Out of the above, 2,100,000 equity shares were under pledge.
[3] Out of the above, 11,859,009 equity shares were under pledge.

CHART 4 The Dividend History of the Company from 1996-97


Final Dividend
Interim Dividend
30%
30%
30%
30%
40%
150%
100%
100%
100%
100%
75%
75%
125%
225%
PROPOSED
96-97
97-98
98-99
99-00
00-01
01-02
02-03
03-04
04-05
05-06
06-07
07-08
08-09
09-10

SHAREHOLDING PATTERN AS ON 31 MARCH 2010

Tables 4 and 5 give the data on shareholding classified on the basis of ownership and shareholder class, respectively.

DIVIDEND HISTORY

The dividend recommended by the Board of Directors of the Company for declaration by the shareholders for the year 2009-10 is Rs. 11.25 per share (225%) of Rs. 5 face value. **Chart 4** gives the dividend history of the Company.

NOMINATION FACILITY

Shareholders holding physical shares may, if they so desire, send their nominations in prescribed Form 2B of the Companies (Central Governments) General Rules and Forms, Rules, 1956 to the Registrars & Transfer Agents of the Company. Those holding shares in dematerialised form may contact their respective Depository Participant (DP) to avail the nomination facility.

TABLE 5 Distribution of shareholding according to shareholder class ON 31 MARCH 2010

Shares held	No. of shareholders	% of shareholders	No. of shares held	% of shareholding
1 – 5,000	67,188	94.87	6,190,859	3.67
5,001 – 10,000	1,430	2.02	2,102,253	1.24
10,001 – 20,000	969	1.37	2,862,259	1.69
20,001 – 30,000	330	0.47	1,662,373	0.98
30,001 – 40,000	206	0.29	1,411,660	0.84
40,001 – 50,000	105	0.15	957,036	0.57
50,001 – 100,000	243	0.34	3,323,046	1.97
100,001 and above	347	0.49	125,787,030	74.50
Total, excluding ADRs	**70,818**	**100.00**	**144,296,516**	**85.46**
Equity shares underlying ADRs[1]	1	0.00	24,548,869	14.54
Total	**70,819**	**100.00**	**168,845,385**	**100.00**

[1] *held by beneficial owners outside India.*

TABLE 6 Shares transferred / transmitted in physical form

	2009-10	2008-09
Number of transfers / transmissions	92	115
Number of shares	20,704	23,050

SHARE TRANSFER SYSTEM

All requests relating to share transfers / transmissions and information may be addressed to:

Bigshare Services Private Limited
G-10 Left Wing, Amrutha Ville
Opp. Yashodha Hospital, Raj Bhavan Road
Hyderabad 500 082
T +91-40-2337 4967
F +91-40-2337 0295
E bsshyd@bigshareonline.com

The Company periodically audits the operations of the Share Transfer Agent. The number of shares transferred / transmitted in physical form during the last two financial years are given in **Table 6.**

DEMATERIALISATION OF SHARES

The Company's scrip forms part of the compulsory dematerialisation segment for all investors with effect from 15 February 1999. To facilitate easy access of the dematerialised system to the investors, the Company has signed up with both the depositories — namely the National Securities Depository Limited ("NSDL") and the Central Depository Services (India) Limited ("CDSL") — and has established connectivity with the depositories through its Registrar, Bigshare Services Private Limited.

Chart 5 gives the breakup of dematerialized shares and shares in certificate form as on 31 March 2010 as compared with that of 31 March 2009. Dematerialisation of shares is done through Bigshare Services Private Limited and on an average the dematerialisation process is completed within 10 days from the date of receipt of a valid dematerialisation request along with the relevant documents.

CHART 5 Break up of dematerialized shares and shares in physical form


Electronic Form- CDSL
0.93%
2.09%
Physical Form
Electronic Form- NSDL
96.98%
31 March 2010
Electronic Form- CDSL
1.09%
2.21%
Physical Form
Electronic Form- NSDL
96.70%
31 March 2009

SECRETARIAL AUDIT

For each quarter of the financial year 2009-10, a qualified practicing Company Secretary carried out secretarial audits to reconcile the total admitted capital with NSDL and CDSL, and total issued and listed capital. The audit reports confirm that the total issued / paid up capital is in agreement with the total number of shares in physical form and the total number of dematerialized shares held with NSDL and CDSL.

In addition to the above, a secretarial audit for the year 2009-10 was carried out by Dr. K R Chandratre, practicing Company Secretary. The said secretarial audit report forms part of this Annual Report.

OUTSTANDING ADRs AND THEIR IMPACT ON EQUITY SHARES

The Company's ADRs are traded on New York Stock Exchange ("NYSE"), USA under the ticker symbol 'RDY'. Each ADR is represented by one equity share. As on 31 March 2010, there were approximately 16,103 record holders of ADRs evidencing 24,548,869 ADRs.

QUERIES AND REQUESTS RECEIVED FROM SHAREHOLDERS IN 2009-10

Table 7 gives details of types of shareholder queries received and replied to during 2009-10. Pending queries and requests were either received during the last week of March 2010, or were pending due to non-receipt of information / documents from the shareholders.

DATES AND VENUE OF LAST THREE ANNUAL GENERAL MEETINGS

Table 8 gives the date, time, location and business transacted at last three Annual General Meetings.

There is no proposal to conduct postal ballot for any matter in the ensuing Annual General Meeting.

DISCLOSURE ON LEGAL PROCEEDINGS PERTAINING TO SHARES

There are four pending cases relating to disputes over title of the shares, in which the Company has been made a party. These cases, however, are not material in nature.

UNCLAIMED DIVIDENDS

Pursuant to section 205A of the Companies Act, 1956, unclaimed dividends up to and including for the financial year 2001-02 have been transferred to the general revenue account of the Central Government / Investor Education and Protection Fund.

The dividends for the following years, which remain unclaimed for seven years will be transferred to Investor Education and Protection Fund established by the Central Government under Section 205C of the Companies Act, 1956. **Table 9** gives the transfer dates in this regard. Shareholders who have not claimed these dividends are, therefore, requested to do so before they are statutorily transferred to the Investor Education and Protection Fund. Shareholders who have not encashed their dividend warrants relating to the dividends specified in **Table 9** are requested to immediately approach M/s. Bigshare Services Private Limited, Hyderabad for the issue of duplicate warrants / demand drafts in lieu of the dividend warrants.

NON-COMPLIANCE ON MATTERS RELATING TO CAPITAL MARKETS

There has been no instance of non-compliance relating to capital markets for the last three years.

FINANCIAL RESULTS ON COMPANY'S WEBSITE

The quarterly, half yearly and annual results of the Company are displayed on its website *www.drreddys.com*. Presentations to analysts,

TABLE 7 Shareholder queries and requests received and replied to in 2009-10

Sl. No.	Nature of Letters	Opening Balance	Received	Replied	Closing Balance[1]
1	Change of address	–	88	88	–
2	Revalidation and issue of duplicate dividend warrants	38	365	388	15
3	Sub-division of shares (Exchange)	–	73	72	1
4	Share transfers	–	121	114	7
5	Transmission of shares	–	31	31	–
6	Split / Consolidation of shares	–	5	5	–
7	Stop transfers	–	4	4	–
8	Power of attorney registration	–	–	–	–
9	Change of bank mandate	–	26	26	–
10	Correction of name	–	–	–	–
11	Dematerialization of Shares	3	590	571	22
12	Rematerialization of Shares	–	4	4	–
13	Issue of duplicate share certificates of Dr. Reddy's	3	11	12	2
14	Issue of duplicate share certificates of ARL / SEFL / CDL	–	3	3	–
15	Letters & emails received from Shareholders	–	232	232	–
16	Complaints received from Stock Exchanges / SEBI etc.	1	10	11	–

[1] *The Company has since resolved all the shareholders' complaints which were pending as on 31 March 2010. The above table does not include those shareholders' disputes, which are pending in various courts.*

TABLE 8 Last three Annual General Meetings

Year	Date and time	Location	Special resolution(s) passed
2006-07	24 July 2007 at 11.30 A.M.	Grand Ball Room, Hotel Taj Krishna, Road No. 1, Banjara Hills, Hyderabad – 500 034	No Special resolution was passed
2007-08	22 July 2008 at 11.30 A.M.	Grand Ball Room, Hotel Taj Krishna, Road No. 1, Banjara Hills, Hyderabad – 500 034	• Modification to certain existing terms of the Employees Stock Options Scheme, 2002 and Employees ADR Stock Option Scheme, 2007 for recovery of fringe benefit tax on stock options from employees. • Issue of Equity Share Warrants on Preferential basis to the Promoters.
2008-09	22 July 2009 at 11.30 A.M.	Grand Ball Room, Hotel Taj Krishna, Road No. 1, Banjara Hills, Hyderabad – 500 034	No Special resolution was passed

TABLE 9 Dates of transfer of unclaimed dividend

Year	Type of dividend	Date of declaration	Amount outstanding as on 31 March 2010	Due for transfer on
2002-2003	Final	25.08.2003	1,538,380	01.10.2010
2003-2004	Final	28.07.2004	1,973,740	03.09.2011
2004-2005	Final	27.07.2005	1,688,380	02.09.2012
2005-2006	Final	28.07.2006	1,585,080	03.09.2013
2006-2007	Final	24.07.2007	2,961,135	30.08.2014
2007-2008	Final	22.07.2008	2,701,428	28.08.2015
2008-2009	Final	22.07.2009	4,490,488	28.08.2016

as and when made, are immediately placed on the website for the benefit of the shareholders and public at large. Apart from the above, the Company also regularly provides relevant information to the stock exchanges as per the requirements of the listing agreements.

The Company also send the financial results and other major press releases to the shareholders, at their email addresses registered with the Company.

FACILITY LOCATIONS IN INDIA

Chemical Tech-Ops

CTO – I
Plot No. 137 & 138
IDA Bollaram, Jinnaram Mandal
Medak Dist., Andhra Pradesh, Pin: 502 325

CTO – II
Plot No. 75B, 105, 110 & 111
IDA Bollaram, Jinnaram Mandal
Medak Dist., Andhra Pradesh, Pin: 502 325

CTO – III
Plot No.116, 116A & 126C & SY No. 157
IDA Bollaram, Jinnaram Mandal
Medak Dist., Andhra Pradesh, Pin: 502 325

CTO – IV
Plot No. 9 / A, 9 / B, 22A, 22B & 22C
Phase – III, IDA Jeedimetla
Ranga Reddy Dist., Andhra Pradesh, Pin: 500 055

CTO – V
Peddadevulapally
Tripuraram Mandal
Nalgonda Dist., Andhra Pradesh, Pin: 508 207

CTO – VI
IDA Pydibheemavaram
Ransthal Mandal
Srikakulam Dist., Andhra Pradesh, Pin: 532 409

FORMULATIONS TECH-OPS

FTO – I
Plot No. 146
IDA Bollaram, Jinnaram Mandal
Medak Dist., Andhra Pradesh, Pin: 502 320

FTO – II
S Y No. 42, 45, 46 & 54
Bachupally, Qutubullapur Mandal
Ranga Reddy Dist., Andhra Pradesh, Pin: 500 123

FTO – III
S Y No. 41
Bachupally, Qutubullapur Mandal
Ranga Reddy Dist., Andhra Pradesh, Pin: 500 123

FTO – IV
Ward-F, Block-4
Adavipolam
Yanam, Pondicherry, Pin: 533 464

FTO – VI
Khol, Nalagarh
Solan, Nalagarh Road
Baddi, Himachal Pradesh, Pin: 173 205

FTO – VII
Plot No P1-P9, Phase III
Duvvada, VSEZ
Vishakapatnam, Andhra Pradesh, Pin: 530 046

Biologics
Survey No. 47
Bachupally Village, Qutubullapur Mandal
Ranga Reddy Dist., Andhra Pradesh, Pin: 500 123

Integrated Product Development Organisation (IPDO)
Bachupally Village
Qutubullapur Mandal
Ranga Reddy Dist., Andhra Pradesh, Pin: 500 123

Technology Development Centre I
Bollaram Road
Miyapur, Hyderabad
Andhra Pradesh, Pin: 500 049

Technology Development Centre II
Plot 31A
IDA Jeedimetla
Hyderabad, Andhra Pradesh, Pin: 500 050

Aurigene Discovery Technologies Ltd. (ADTL)
39-40, KIADB Industrial Area
Electronic City Phase II, Hosur Road
Bangalore, Karnataka, Pin: 560 100

ADTL Hyderabad
Bollaram Road
Miyapur
Hyderabad, Andhra Pradesh, Pin: 500 049

FACILITY LOCATIONS OUTSIDE INDIA

Dr. Reddy's Laboratories (UK) Limited
6, Riverview Road
Beverly, East Yorkshire
HU 17 OLD, United Kingdom

Kunshan Rotam Reddy Pharmaceutical Co. Limited
No. 258, Huang Pu Jiang (M) Road
Kunshan Development Zone, Jiangsu Province
P. R. China. Post code: 215 300

Industrias Quimicas Falcon de Mexico S.A. de C.V.
Carretera Federal Cuernavaca-Cuautla
KM 4.5 CIVAC, Jiutepec
Morelos Mexico 62578

Dr. Reddy's Laboratories Louisiana LLC
8800 Line Avenue
Shreveport
LA 71106, USA

Dr. Reddy's Laboratories (EU) Ltd.
Steanard Lane
Mirfield, West Yorkshire
WF 14, 8HZ, UK

Chirotech Technology Limited
162 Cambridge Science Park
Milton Road, Cambridge
Cambridgeshire, CB4 0GH, UK

INFORMATION ON DIRECTORS PROPOSED FOR APPOINTMENT / REAPPOINTMENT

The information is given in the Chapter on Corporate Governance.

QUERIES AT ANNUAL GENERAL MEETING

Shareholders desiring any information with regard to the accounts are requested to write to the Company at an early date so as to enable the management to keep the information ready. The queries relating to operational and financial performance may be raised at the Annual General Meeting.

The Company provides the facility of Investor-Helpdesk at the Annual General Meeting. Shareholders may post their queries relating to shares, dividends etc., at this Investor-Helpdesk.

PROCEDURE FOR CONVENING AN EXTRAORDINARY GENERAL MEETING

An Extraordinary General Meeting of the Company may be called by the requisition of shareholders. Such a requisition shall set out the matters of consideration for which the meeting is to be called on, signed by the requestors and deposited at the registered office of the Company.

Pursuant to the provisions of the Companies Act, 1956, members entitled to the requisition of an Extraordinary General Meeting with regard to any matter shall be those who hold not less than one-tenth of the paid-up capital of the Company as at the date of the deposit of the requisition and carry the right of voting in that matter.

PROCEDURE FOR NOMINATING A DIRECTOR ON THE BOARD

Pursuant to Section 257 of the Companies Act, 1956, any member intending to propose a person for appointment on the Board of the Company shall leave a signed notice signifying candidature to the office of a Director, along with requisite deposit at the registered office of the Company, not less than fourteen days before the shareholders' meeting. All nominations are considered by the Governance and Compensation Committee of the Board of Directors of the Company entirely consisting of Independent Directors.

INFORMATION ON MEMORANDUM AND ARTICLES OF ASSOCIATION

The Memorandum and Articles of Association of the Company are available at the corporate website of the Company, *www.drreddys.com*.

CERTIFICATE FROM THE COMPANY SECRETARY

I, V S Suresh, Company Secretary of Dr. Reddy's Laboratories Limited, hereby confirm that the Company has:

a. Complied with provisions prescribed for Director Identification Number under Companies Act, 1956 and Director Identification Number Rules, 2006 as amended.
b. Maintained all the books of account and statutory registers prescribed under the Companies Act, 1956.
c. Filed all forms and returns and furnished all necessary particulars to the Registrar of Companies and / or Authorities as required under the Companies Act, 1956.
d. Conducted the Board Meetings and Annual General Meetings as per the Companies Act, 1956 and the minutes thereof were properly recorded in the minutes books.
e. Effected share transfers and despatched the certificates within the time limit prescribed by various authorities.
f. Not exceeded the borrowing powers.
g. Paid dividend to the shareholders within the time limit prescribed and has also transferred the unpaid dividend to the Investor Education and Protection Fund within the time limit.
h. Complied with the regulations prescribed by the Stock Exchanges, SEBI and other Statutory Authorities and also the statutory requirements under the Companies Act, 1956 and other applicable statutes in force.

The certificate is given by the undersigned according to the best of his knowledge and belief, knowing fully that on the faith and strength of what is stated above, the shareholders of the Company will place full reliance on it.

V S SURESH
COMPANY SECRETARY

Place: **Hyderabad**
Date: **6 May 2010**

FIVE YEAR AT A GLANCE

Five Years at a Glance — ALL FIGURES IN RS. MILLION EXCEPT EPS

Year ended March 31	2010	2009	2008	2007	2006
Income Statement Data					
Revenues	70,277	69,441	50,006	65,095	24,267
Cost of revenues	33,937	32,941	24,598	34,220	12,417
Gross profit	**36,340**	**36,500**	**25,408**	**30,876**	**11,850**
as a % of revenues	52	*53*	*51*	*47*	*49*
Operating Expenses					
Selling, general and administrative expenses	22,505	21,020	16,835	15,622	8,449
Research and development expenses	3,793	4,037	3,533	2,463	2,153
Impairment loss on other intangible assets	3,456	3,167	3,011	1,770	–
Impairment loss on goodwill	5,147	10,856	90	–	–
Other expense / (income), net	(569)	254	(402)	(460)	(435)
Total operating expenses, net	**34,332**	**39,334**	**23,067**	**19,394**	**10,167**
Operating (expense) / income	**2,008**	**(2,834)**	**2,341**	**11,481**	**1,683**
as a % of revenues	3	*(4)*	*5*	*18*	*7*
Finance Costs, net					
Finance expense	(372)	(1,668)	(1,080)	(1,575)	(425)
Finance income	369	482	1,601	657	718
Finance (expense) / income, net	**(3)**	**(1,186)**	**521**	**(918)**	**293**
Share of profit of equity accounted investees, net of income tax	48	24	2	(63)	(88)
Profit / (loss) before income tax	**2,053**	**(3,996)**	**2,864**	**10,500**	**1,887**
Income tax (expense) / benefit	(985)	(1,172)	972	(1,177)	(258)
Profit / (loss) for the year	**1,068**	**(5,168)**	**3,836**	**9,323**	**1,629**
as a % of revenues	2	*(7)*	*8*	*14*	*7*
Earnings / (loss) per share					
Basic	6.33	(30.69)	22.89	58.82	10.64
Diluted	6.30	(30.69)	22.80	58.56	10.62
Dividend per share of Rs. 5	11.25	6.25	3.75	3.75	5.00
Balance Sheet Data					
Cash and cash equivalents	6,584	5,596	7,421	18,588	5,319
Working capital	13,042	12,481	14,387	18,832	1,345
Total assets	80,312	83,792	85,634	86,755	68,768
Total long-term debt, excluding current portion	5,385	10,132	12,698	17,871	20,937
Total stockholders' equity	42,915	42,045	47,350	42,627	22,272
Additional Data					
Net cash provided by / (used in):					
Operating activities	13,226	4,505	6,528	11,961	1,643
Investing activities	(7,146)	(3,472)	(9,367)	436	(34,524)
Financing activities	(5,159)	(2,527)	(7,865)	1,754	27,211
Effect of exchange rate changes on cash	246	(114)	(372)	118	95
Expenditure on property, plant and equipment	(4,196)	(4,507)	(6,263)	(4,477)	(1,873)

Note:

(1) EPS for 2006 has been adjusted for bonus issue.

(2) Figures for 2010, 2009 and 2008 are based on financials as per IFRS and figures for 2007 and 2006 are based on financials as per U.S. GAAP.

RATIO ANALYSIS BASED ON CONSOLIDATED IFRS FINANCIALS

Ratio Analysis	2010	2009
Performance Ratios		
International revenues / total revenues %	81.8	83.5
Domestic revenues / total revenues %	18.2	16.5
Gross profit / total revenues %	51.7	52.6
– Pharmaceutical Services and Active Ingredients %	32.6	29.9
– Global Generics %	60.0	61.1
Selling, general and administrative expenses / total revenues % [Note 1]	29.9	28.1
R&D expenses / total revenues %	5.4	5.8
Operating profit / total revenues %	2.9	(4.1)
Depreciation and amortization / total revenues % [Note 2]	18.2	25.7
Other operating income, net of expense / total revenues %	0.8	(0.4)
Profit before tax / total revenues %	2.9	(5.8)
Profit after tax / total revenues %	1.5	(7.4)
Balance Sheet Ratios		
Fixed assets turnover ratio	3.2	3.7
Capital expenditure / total revenues %	6.0	6.5
Working capital turnover ratio [Note 3]	5.0	5.6
Debt / equity	0.3	0.5
Debtors turnover (Days)	69.0	56.3
Inventory turnover ratio (Days)	143.0	135.0
Current ratio	1.4	1.5
Cash and equivalents / total assets	8.2	6.7
Investments / total assets	4.9	0.9
Growth Ratios		
Total revenues %	1.2	38.9
– Pharmaceutical Services and Active Ingredients%	8.8	12.8
– Global Generics %	(2.4)	51.5
International revenues %	(0.9)	46.6
Selling, general and administrative expenses %	7.7	28.0
R&D expenses %	(6.0)	14.3
Share Data		
Book value per share (Rs.)	254.2	249.6
Dividend %	225.0	125.0
Dividend per share (Rs.)	11.25	6.25
Basic earnings per share (Rs.)	6.33	(30.69)
Diluted earnings per share (Rs.)	6.30	(30.69)

Note:

(1) Selling, general and administrative expenses excludes amortisation expenses.

(2) Includes impairment.

(3) Working capital is calculated as (Accounts Receivable, Inventories & Other Current Assets) Less (Trade Accounts Payables, Accrued Expenses & Other Current Liabilities).

SECRETARIAL AUDIT REPORT

The Board of Directors
Dr. Reddy's Laboratories Limited
7-1-27, Ameerpet, Hyderabad – 500 016

I have examined the registers, records and documents of Dr. Reddy's Laboratories Limited ("the Company") for the financial year ended on March 31, 2010 according to the provisions of-

1. The Companies Act, 1956 and the Rules made under that Act;
2. The Depositories Act, 1996 and the Regulations and Bye-laws framed under that Act;
3. The following Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 ('SEBI Act');
   a. The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997;
   b. The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992;
   c. The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009;
   d. The Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and
4. The Securities Contracts (Regulation) Act, 1956 ('SCRA') and the Rules made under that Act; and
5. The Equity Listing Agreements with Bombay Stock Exchange Limited and National Stock Exchange of India Limited and Listed Company Manual of New York Stock Exchange Inc.

A. Based on my examination and verification of the registers, records and documents produced to me and according to the information and explanations given to me by the Company, I report that the Company has, in my opinion, complied with the provisions of the Companies Act, 1956 ("the Act") and the Rules made under the Act and the Memorandum and Articles of Association of the Company, with regard to:
   a. maintenance of various statutory registers and documents and making necessary entries therein;
   b. closure of the Register of Members;
   c. forms, returns, documents and resolutions required to be filed with the Registrar of Companies and Central Government;
   d. service of documents by the Company on its Members, and the Registrar of Companies;
   e. notice of Board meetings and Committee meetings of Directors;
   f. the meetings of Directors and Committees of Directors including passing of resolutions by circulation;
   g. the 25th Annual General Meeting held on July 22, 2009;
   h. requirements under section 391-394 of the Act read with Companies (Court) Rules, and the Order of the Hon'ble High Court of Andhra Pradesh with regard to amalgamation of Perlecan Pharma Private Limited with the Company.
   i. minutes of proceedings of General Meetings and of Board and other meetings;
   j. approvals of the Members, the Board of Directors, the Committees of Directors and government authorities, wherever required;
   k. constitution of the Board of Directors / Committee(s) of directors and appointment, retirement and re-appointment of Directors including the Managing Director and Whole-time Directors;
   l. payment of remuneration to the Directors including the Managing Director and Whole-time Directors;
   m. appointment and remuneration of Auditors and Cost Auditors;
   n. transfers and transmissions of the Company's shares, issue and allotment of shares and issue and delivery of original and duplicate certificates of shares;
   o. declaration and payment of dividends;
   p. transfer of certain amounts as required under the Act to the Investor Education and Protection Fund;
   q. borrowings and registration, modification and satisfaction of charges;
   r. investment of the Company's funds including inter corporate loans and investments and loans to others;

s. giving guarantees in connection with loans taken by subsidiaries and associate companies;
t. form of balance sheet as prescribed under Part I of Schedule VI to the Act and requirements as to Profit & Loss Account as per Part II of the said Schedule;
u. contracts, common seal, registered office and publication of name of the Company; and
v. generally, all other applicable provisions of the Act and the Rules made under that Act.

B. I further report that:
a. the Directors have complied with the requirements as to disclosure of interests and concerns in contracts and arrangements, shareholdings / debenture holdings and directorships in other companies and interests in other entities;
b. the Directors have complied with the disclosure requirements in respect of their eligibility of appointment, their being Independent and compliance with the Company's Code of Business Conduct & Ethics (COBE) for Directors and Management Personnel.
c. the Company has obtained all necessary approvals under the various provisions of the Act;
d. there was no prosecution initiated against or show cause notice received by the Company and no fines or penalties were imposed on the Company during the year under review under the Companies Act, SEBI Act, SCRA, Depositories Act, Listing Agreement and Rules, Regulations and Guidelines framed under these Acts against the Company, its Directors and Officers.

C. I further report that the Company has complied with the provisions of the Depositories Act, 1996 and the Bye-laws framed under that Act by the Depositories with regard to dematerialisation / rematerialisation of securities and reconciliation of records of dematerialised securities with all securities issued by the Company.

D. I further report that:
a. the Company has complied with the requirements under the Equity Listing Agreements entered into with the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited and Listed Company Manual of New York Stock Exchange Inc.;
b. the Company has complied with the provisions of the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009;
c. the Company has complied with the provisions of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 including the provisions with regard to disclosures and maintenance of records required under the Regulations;
d. the Company has complied with the provisions of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 including the provisions with regard to disclosures and maintenance of records required under the Regulations; and
e. the Company has complied with the provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 with regard to implementation of Employee Stock Option Scheme, grant of Options and other aspects.

DR. K R CHANDRATRE
PRACTISING COMPANY SECRETARY

Certificate of Practice No. 5144
Dated **27 April 2010**

DIRECTORS' REPORT



Dear Members,
Your Directors are pleased to present the 26th Annual Report for the year ended 31 March 2010.

FINANCIAL HIGHLIGHTS

Table 1 gives the financial highlights of the Company for the financial year 2009-10 as compared to previous financial year on Indian GAAP standalone basis.

DIVIDEND

Your Directors are pleased to recommend a dividend of Rs. 11.25 per equity share of Rs. 5 each (225%) for the financial year 2009-10. The dividend, if approved at the ensuing Annual General Meeting, will be paid to those shareholders whose names appear on the register of members of the Company as on 5 July 2010.

The dividend would be tax-free in the hands of the shareholders.

BONUS DEBENTURES

During the financial year, the Board of Directors recommended issuance of unsecured, redeemable, non-convertible, fully paid up bonus debentures of Rs. 5 each to the members of the Company in the ratio of 6 bonus debentures for every equity share held by the members on a record date to be fixed by the Board.

The said issuance is subject to approval of the regulatory authorities, shareholders and the Hon'ble High Court of Andhra Pradesh.

SHARE CAPITAL

The paid up share capital of your Company increased by Rs. 1.88 million in the financial year ended 31 March 2010, due to allotment of 376,608 equity shares on exercise of stock options by the eligible employees under Dr. Reddy's Employees Stock Option Scheme, 2002 and Dr. Reddy's Employees ADR Stock Option Scheme, 2007.

CORPORATE GOVERNANCE AND ADDITIONAL INFORMATION TO SHAREHOLDERS

A detailed report on the corporate governance system and practices of the Company are given in a separate section of the annual report 2009-10. Detailed information for the shareholders is given in Additional Shareholders' Information section.

MANAGEMENT DISCUSSION AND ANALYSIS

A detailed report on the Management Discussion and Analysis is provided as a separate section in the annual report.

SUBSIDIARY COMPANIES

During the year, Dr. Reddy's Pharma SEZ Limited was incorporated as a wholly-owned subsidiary of the Company for the purpose of formulation manufacturing at Special Economic Zone and Perlecan Pharma Private Limited was amalgamated with the Company. Further, the Company also acquired the balance stake of 30% in Dr. Reddy's (Australia) Pty. Ltd.

The Ministry of Corporate Affairs (MCA) had granted its approval to the Company for not attaching the documents specified in Section 212 of the Companies Act, 1956 in respect to its

TABLE 1 Financial highlights for the financial year ended 31 March (RS. IN MILLIONS)

	2010	2009
Income	**47,247**	**42,979**
Gross profit	**13,072**	**9,232**
Depreciation	2,224	1,937
Profit before tax	10,848	7,295
Taxation		
– Current tax	(2,387)	(1,686)
Net profit for the year	**8,461**	**5,609**
Add: Profit and loss brought forward	20,391	16,575
Add: Adjustment on merger of Perlecan Pharma Private Ltd.	248	–
TOTAL AVAILABLE FOR APPROPRIATION	**28,604**	**22,184**
APPROPRIATIONS		
Proposed dividend on equity shares	1,900	1,053
Tax on proposed dividend	316	178
Dividend of previous year	2	1
Transfer to general reserve	846	561
Balance carried forward	25,540	20,391

subsidiary companies for the financial year 2009-10. The members may refer to the statement under Section 212 of the Companies Act, 1956 and summary information on the financials of subsidiaries, appended to the above statement in this Annual Report, in terms of the said approval of MCA, for further information on these subsidiaries.

The information on financial statements of the aforesaid subsidiaries is also available on the Company's website.

The members, if they desire, may write to Company Secretary at Dr. Reddy's Laboratories Limited, 7-1-27, Ameerpet, Hyderabad – 500016 to obtain a copy of the financials of the subsidiary companies.

The consolidated financial statements, in terms of Clause 32 of the Listing Agreement and prepared in accordance with Accounting Standard 21 as specified in Companies (Accounting Standards) Rules, 2006 also form part of this Annual Report.

FIXED DEPOSITS

Your Company has not accepted any fixed deposit under Section 58A of the Companies Act, 1956 and hence no amount of principal or interest was outstanding as at the Balance Sheet date.

DIRECTORS

Ms. Kalpana Morparia and Dr. J P Moreau retire by rotation at the ensuing Annual General Meeting scheduled on 23 July 2010 and are eligible for re-appointment.

The Board of Directors had appointed Dr. Ashok S Ganguly as an additional director on the Board of the Company on 23 October 2009. He will hold this office till the conclusion of 26th Annual General Meeting of the Company scheduled on 23 July 2010. Requisite notice under Section 257 of the Companies Act, 1956 has been received from a member proposing his appointment. It is proposed to appoint him as a Director of the Company liable to retire by rotation. The resolution for the same has been included in the notice of the 26th Annual General Meeting scheduled to be held on 23 July 2010.

The brief profiles of Ms. Kalpana Morparia, Dr. J P Moreau and Dr. Ashok S Ganguly are given in the Corporate Governance section of the Annual Report for reference of the members.

AUDITORS

The Statutory Auditors of the Company M/s. B S R & Co., Chartered Accountants, retire at the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept office of Statutory Auditors, if reappointed. The Audit Committee and the Board of Directors recommend reappointment of M/s. B S R & Co. as Statutory Auditors of the Company for the financial year 2010-11 for shareholder's approval.

COST AUDIT

Pursuant to Section 233B of the Companies Act, 1956, the Central Government has prescribed cost audit of the Company's Bulk Drug division and Formulation division.

Subject to the approval of the Central Government, the Board had appointed M/s. Sagar & Associates as Cost Auditors of the Company for the financial year 2009-10. The cost audit report would be filed with the Central Government as per timeline.

SECRETARIAL AUDIT REPORT

A secretarial audit for the year 2009-10 was carried out by Dr. K R Chandratre, practicing Company Secretary. The said secretarial audit report forms part of this Annual Report.

The secretarial audit report confirms that the Company has complied with all the applicable provisions of the Companies Act, 1956, Depositories Act, 1996, Listing Agreements with the Stock Exchanges, Securities Contracts (Regulation) Act, 1956 and all the regulations of SEBI as applicable to the Company, including the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.

DIRECTORS' RESPONSIBILITY STATEMENT

In terms of Section 217 (2AA) of the Companies Act, 1956, your Directors confirm as under:

1. In preparation of annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;
2. We have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year 2009-10 and of profit of the Company for that period;
3. We have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;
4. We have prepared the annual accounts on an on-going concern basis.

TRANSFER OF UNPAID AND UNCLAIMED AMOUNTS TO IEPF

Pursuant to the provisions of Section 205A(5) of the Companies Act, 1956, the declared dividends, which remained unpaid or unclaimed for a period of 7 years have been transferred by the Company to the Investor Education and Protection Fund (IEPF) established by the Central Government pursuant to Section 205C of the said Act.

EMPLOYEES STOCK OPTION SCHEMES

Pursuant to the provisions of Guideline 12 of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme), Guidelines, 1999, as amended, the details of stock options as on 31 March 2010 under the "Dr. Reddy's Employees Stock Option Scheme, 2002" and the "Dr. Reddy's Employees ADR Stock Option Scheme, 2007" are set out in the Annexure – 1 to the Directors' Report.

PARTICULARS OF EMPLOYEES

Pursuant to the provisions of Section 217(2A) of the Companies Act, 1956 read with Companies (Particulars of Employees) Rules, 1975 as amended, the names and other particulars of employees are set out in the Annexure – 2 to the Directors' Report.

CONSERVATION OF ENERGY RESEARCH AND DEVELOPMENTS, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNING AND OUTGO

The particulars as prescribed under Section 217(1) (e) of the Companies Act, 1956, read with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rule, 1988 are set out in the Annexure – 3 to the Directors' Report.

GROUP FOR INTER SE TRANSFER OF SHARES

Based on the information received from the Promoters and as required under Clause 3(1)(e)(i) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations, 1997, persons constituting Group as defined in the Monopolies and Restrictive Trade Practices Act, 1969, for the purpose of Regulation 3(1)(e)(i) of the aforesaid SEBI Takeover Regulations comprises:

Dr. Reddy's Holdings Limited, Dr. Reddy's Investments and Advisory LLP, APS Invest Advisory LLP, Dr. K Anji Reddy, Mr. G V Prasad, Mr. Satish Reddy, Ms. K Samrajyam, Ms. G Anuradha and Ms. Deepti Reddy.

ACKNOWLEDGEMENT

Your Directors place on record their sincere appreciation for significant contribution made by the employees through their dedication, hard work and commitment and the trust reposed on us by the medical fraternity and the patients. We also acknowledge the support and wise counsel extended to us by the analysts, bankers, government agencies, shareholders and investors at large. We look forward to having the same support in our endeavor to help people lead healthier lives.

FOR DR. REDDY'S LABORATORIES LIMITED

DR. K ANJI REDDY
CHAIRMAN

Place: Hyderabad
Date: 3 June 2010

ANNEXURE TO THE DIRECTORS' REPORT

ANNEXURE – 1

Pursuant to the provisions of Guideline 12 of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme), Guidelines, 1999, as amended, the details of stock options as on 31 March 2010 under the Dr. Reddy's Employees Stock Option Scheme, 2002 and the Dr. Reddy's Employees ADR Stock Option Scheme, 2007 are as under:

Sl. No.	Description	Details	
		Dr. Reddy's Employees Stock Option Scheme, 2002	Dr. Reddy's Employees ADR Stock Option Scheme, 2007
1	Options granted	5,711,036	355,818
2	The pricing formula	Dr. Reddy's Employees Stock Option Scheme, 2002 provides for the grant of options in two categories:	Dr. Reddy's Employees ADR Stock Option Scheme, 2007 provides for the grant of options in two categories:
		Category A: 600,000 stock options out of the total of 4,590,956 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and	Category A: 382,695 shall be available for grant of Stock Options at the fair market value; and
		Category B: 3,990,956 stock options out of the total of 4,590,956 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs. 5 per option).	Category B: 1,148,084 Options shall be available for grant of Stock Options at par value of the shares i.e. Rs. 5 per option.
		The fair market value of a share on each grant date falling under Category A above is defined as the weighted average closing price for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period.	The fair market value of a share on each grant date falling under Category A above is defined as the closing price of the Company's equity shares on the trading day immediately preceding the date of grant, in the stock exchange where there is highest trading volume during that period.
3	Options vested	159,647	2,250
4	Options exercised	1,366,906	146,583
5	The total number of shares arising as a result of exercise of option	1,366,906	146,583
6	Options lapsed	3,459,123	96,845
7	Variation of terms of options	1. Members of the Company approved the amendment in Dr. Reddy's Employees Stock Option Scheme, 2002 at the Annual General Meeting held on 28 July 2004.	1. Members of the Company approved the amendment in Dr. Reddy's Employees ADR Stock Option Scheme, 2007, at the Annual General Meeting held on 22 July 2008, to exercise the right to recover from the relevant employees, the fringe benefit tax, in respect of options granted to or vested or exercised by the eligible employees under provisions of the Income Tax Act, 1961.
		The amendment enabled the Company to grant Stock Options in two categories as discussed below. Before this amendment Dr. Reddy's Employees Stock Option Scheme, 2002 provided for grant of options at fair market value only.	
		Category A: 1,721,700 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and	
		Category B: 573,778 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs. 5 per option).	

Sl. No.	Description	Details: Dr. Reddy's Employees Stock Option Scheme, 2002	Details: Dr. Reddy's Employees ADR Stock Option Scheme, 2007
		2. Members of the Company approved the amendment in Dr. Reddy's Employees Stock Option Scheme, 2002 at the Annual General Meeting held on 28 July 2004. The amendment enabled the Company to grant Stock Options in two categories as discussed in para 2 above. Before this amendment Dr. Reddy's Employees Stock Option Scheme, 2002 provided for grant of options at fair market value only.	
		3. Members of the Company approved the amendment in Dr. Reddy's Employees Stock Option Scheme, 2002, at the Annual General Meeting held on 22 July 2008, to exercise the right to recover from the relevant employees, the fringe benefit tax, in respect of options granted to or vested or exercised by the eligible employees under provisions of the Income Tax Act, 1961. Further, pursuant to changes in the work levels in the organization structure of the Company approved removing the grades and designations prescribed in the Scheme. During the year the Government of India has abolished fringe benefit tax through the Finance Act 2009. Under this Act the fringe benefit tax payable by the employer as a result of share based payments would be replaced by an income tax payable by the employees as a "perquisite" (as defined in the Indian Income Tax Act, 1961) based on the value of the underlying share as on the date of exercise of the options. Consequent to this abolishment and in furtherance of the resolution passed by the Company on 22 July 2008, management resolved to absorb the consequent perquisite tax for the options granted on or prior to 18 May 2008.	
8	Money realised by exercise of options	Rs. 127,550,704	Rs. 732,915
9	Total number of options in force	885,007	112,390
10	Employee wise details as on 31 March 2010 of options granted to		
	(i) Senior managerial personnel	See table below	See table below
	(ii) Any other employee who receives a grant in any one year of option amounting to 5% or more of option granted during that year.	Nil	Nil

(i) Senior managerial personnel — Dr. Reddy's Employees Stock Option Scheme, 2002:

Name	Exercise price	No. of options
Mr. V S Vasudevan	Fair Market Value	70,000
	Par Value	15,000
Mr. Abhijit Mukherjee	Par Value	20,000
Mr. K B Sankara Rao	Par Value	13,350
Mr. Saumen Chakraborty	Par Value	20,000
Mr. Umang Vohra	Par Value	9,875
Mr. Prabir Kumar Jha	Par Value	11,400
Mr. Cartikeya Reddy	Par Value	18,400
Mr. Vilas Dholye	Par Value	8,200
Mr. Raghav Chari	Par Value	6,750

(i) Senior managerial personnel — Dr. Reddy's Employees ADR Stock Option Scheme, 2007:

Name	Exercise price	No. of options
Amit Patel	Par Value	13,750

Sl. No.	Description	Details	
		Dr. Reddy's Employees Stock Option Scheme, 2002	Dr. Reddy's Employees ADR Stock Option Scheme, 2007
	(iii) Identified employees who were granted option, during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant;	Nil	Nil
11	Diluted Earnings Per Share (EPS) pursuant to issue of shares on exercise of option calculated in accordance with Accounting Standard (AS) 20 'Earnings Per Share'	Rs. 49.81	
12	The difference between the employee compensation cost computed under Intrinsic Value Method and the employee compensation cost that shall have been recognized if the Company had used the Fair Value Methods and its impact on profits and on EPS of the Company	The employee Compensation Cost on account of ESOP in the financial year 2009-10 based on Intrinsic Value Method is Rs. 193 million. Had the Company used the Fair Value Method, the ESOP cost in the financial year would have been Rs. 226 million, which would have a consequential impact on profit. However, there would not have been any significant adverse effect on the Profit and EPS, on using fair value method of accounting.	
13	Weighted-average exercise prices and weighted-average fair values of options for options whose exercise price either equals or exceeds or is less than the market price of the stock	Weighted average exercise price of the outstanding Fair Market Value options as on 31 March 2010 was Rs. 403.02. Weighted average exercise price of the outstanding Par Value options as on 31 March 2010 was Rs. 5. The weighted average fair value of the outstanding options as on 31 March 2010 was Rs. 303.00.	
14	Description of the method and significant assumptions used during the year to estimate the fair values of options:	The Company has opted Intrinsic Value Method for accounting of Compensation Cost arising out of ESOP. However for disclosures in para 12 above the following assumptions have been used:	
	(i) Risk-free interest rate	4.09% - 5.9%	
	(ii) Expected life	12 months to 48 months	
	(iii) Expected volatility	33.30 - 42.08%	
	(iv) Expected dividends	0.82%	
	(v) The price of the underlying share in market at the time of option grant	Rs. 612.95	

ANNEXURE – 2 Information required under Section 217(2A) of the Companies Act, 1956, read with Companies (Particulars of Employees) Rules, 1976 and

Sl. No.	Name of the Employee	Age	Designation	Gross Remuneration	Qualification
Employed for the full year and in receipt of remuneration more than Rs. 24 lacs per annum					
1	Dr. K Anji Reddy	71	Chairman	80,824,891	B.Sc. (Tech.), Ph.D.
2	G V Prasad	50	Vice-Chairman and CEO	44,467,183	B. Sc., (Chem. Eng.), M.S. (Indl. Admn.)
3	K Satish Reddy	43	Managing Director and COO	44,484,650	B.Tech., M.S. (Medicinal Chemistry)
4	Abhijit Mukherjee	52	President	16,581,707	B.Tech. (Chem.)
5	Saumen Chakraborty	49	President	16,334,770	B.Sc. (H), MBA-IIM
6	K B Sankara Rao	56	Executive Vice President	12,157,627	M.Pharm.
7	Vilas M Dholye	61	Executive Vice President	10,570,104	B.Tech. (Chem.)
8	Dr. Cartikeya Reddy	40	Senior Vice President	9,162,337	B.Tech., M.S., Ph.D.
9	Prabir Kumar Jha	43	Senior Vice President	9,863,561	M.A., P.G.D.M. (XLRI)
10	Ritha Chandrachud	46	Senior Vice President	8,043,807	B.Sc., M.M.S.
11	Umang Vohra	39	Senior Vice President and CFO	9,451,854	B.E., M.B.A.
12	Dr. Darshan B Makhey	43	Vice President	8,100,938	M.Pharm., Ph.D.
13	Dr. Harshal P Bhagwatwar	47	Vice President	4,567,359	M.Pharm., M.S., Ph.D.
14	Dr. K V S Ram Rao	47	Vice President	6,316,217	B.Tech., M.E., Ph.D.
15	Dr. K Vyas	52	Vice President	5,864,228	M.Sc., Ph.D.
16	K Ganesh	47	Vice President	5,686,949	B.Com., ACA
17	K N Reddy	56	Vice President	5,197,521	M.Sc.
18	K P Gopala Krishnan	53	Vice President	6,502,722	B.E., P.G.D.P.M.
19	K R Janardana Sarma	57	Vice President	4,401,593	M.Tech.
20	Kalyana Krishnan NH	51	Vice President	4,596,438	M.Sc., M.B.A.
21	Mannam Venkata Narasimham	42	Vice President	3,959,546	B.Com., ACA, Inter ACS
22	Manoj Mehrotra	48	Vice President	5,534,966	B.Tech., P.G.D.B.M.
23	Martin Sanjay Ghosh	45	Vice President	5,236,720	B.Tech., MBA
24	P Yugandhar	38	Vice President	2,854,413	M.M.S.
25	Prabhakaran B Nair	45	Vice President	4,410,858	M.Pharm., MBA
26	Rajesh Kumar	40	Vice President	5,319,000	B.Tech., P.G.D.M.M.
27	Singhai Sunil Chand	55	Vice President	6,362,012	M.Pharm.
28	V V Dikshit	49	Vice President	5,204,133	B.Tech., P.G.D.B.M.
29	V V Parsuram	43	Vice President	4,139,931	ACA, PG Diploma, AICWA
30	Dr. Vilas Dahanukar	44	Vice President	6,266,951	M.Pharm., Ph.D.
31	Zoher T Sihorwala	40	Vice President	4,794,280	M.Pharm.
32	A Karunakar	44	Senior Director	3,132,712	M.Sc., PG Diploma in Patents Law
33	Anindya Chowdhury	40	Senior Director	4,134,413	B.E., P.G.D.M.
34	Atul Dhavle	40	Senior Director	4,599,278	B.E.
35	B V Srinivas	50	Senior Director	4,344,169	B.Com., ACA, MBA
36	Bijaygopal Chakrabarti	43	Senior Director	3,083,160	M.Pharm., P.G.D.B.M.
37	Dr. B Karunakar	49	Senior Director	3,580,903	B.Tech., P.G.D.M., Ph.D.
38	Dr. J Moses Babu	48	Senior Director	4,905,189	M.SC., Ph.D.
39	K Sumesh Reddy	42	Senior Director	4,588,242	B.Sc., LLB, LLM
40	K V V Raju	50	Senior Director	3,654,183	M.Pharm., P.G.D.M.M.
41	Kaushik Mitter	43	Senior Director	4,168,809	M.A., MBA
42	Kaushik Ray	38	Senior Director	4,276,157	B.E., MBA
43	N Thyagarajan	59	Senior Director	3,736,112	B.Tech., P.G.D.M.
44	Nikhil Dilip Shah	33	Senior Director	3,274,521	MBA, ACS
45	P Chandrasekhar Reddy	44	Senior Director	3,109,971	B.Tech., (ME)
46	P Muralidhar	41	Senior Director	3,519,463	B.E., P.G.D.M.

forming part of the Directors' Report for the year ended 31 March 2010

Experience in years	Date of Commencement	Particulars of last employment
40	24.02.1984	Managing Director, Standard Organics Ltd.
26	30.06.1990	Promoter Director, Benzex Labs Pvt. Ltd.
18	18.01.1993	Director, Globe Organics Ltd.
30	15.01.2003	President, Atul Ltd.
26	02.07.2001	Vice President, Tecumseh Products India Pvt. Ltd.
32	29.09.1986	Production Executive, Cipla Ltd.
36	18.12.2000	VP, Pidilite Industries Ltd.
19	20.07.2004	Senior Engineer, Genetech Inc.
21	29.11.2002	Regional Head HR, Mahindra British Telecom
24	14.07.2003	Sr. Director, Fulford (India) Ltd.
15	18.02.2002	Manager, Pepsico, India
20	01.02.2008	Vice President, Mayne Pharma (USA) Inc.
17	02.08.2004	Associate Director, Wockhardt Ltd.
17	03.04.2000	Sr.Manager, Vam Organic Chemicals Ltd.
30	15.07.1994	Post Doctoral Fellow, University of California
22	14.10.2005	Country Treasurer, Philips Electronics Ltd.
32	16.06.1994	Manager, Ranbaxy Laboratories Ltd.
27	16.04.2003	General Manager, Sanmar Speciality Chemicals Ltd.
31	14.09.2005	Consultant, Freelance Consultant
24	10.02.1998	Manager, Torrent Pharmaceuticals Ltd.
19	12.06.2000	Executive Manager, Sanmar Group
13	25.07.2007	Vice President, SRF Ltd.
23	10.03.2008	General Works Manager, Ciba Speciality Chemicals (I) Ltd.
16	21.02.2001	Manager, Eli Lilly Ranbaxy Ltd.
21	23.12.2008	Vice President, IPCA Laboratories Ltd.
13	15.04.2002	Country Manager, Ranbaxy Laboratories Ltd.
32	19.02.2001	General Manager, Ranbaxy Laboratories Ltd.
25	15.06.1994	Deputy Manager, Pfimex International Ltd.
22	06.12.2000	Sr. Manager, Tecumseh Products India Pvt.Ltd.
16	12.06.2003	Senior Principal Scientist, Schering Plough
16	01.04.2008	Vice President, Glenmark Pharmaceutical Ltd.
22	21.05.2004	Group Leader, Dabur Research Foundation
16	02.05.2005	Manager, Hindustan Lever Ltd.
18	07.06.1999	Deputy Manager, Du Pont Fibres Ltd.
26	11.12.1991	Assistant Manager, Fenner Finance Ltd.
19	14.12.2001	General Manager, Intas Pharmaceuticals Ltd.
26	30.03.2005	Head, ICFAI Business School
19	01.10.1993	Lecturer, Wesley College, Hyderabad
28	01.09.2002	Faculty, ISB Middle Earth
25	01.11.1994	Deputy Manager, Biological E.
18	26.09.2005	Consultant Group HR, Tata Sons Ltd.
13	07.07.2008	Associate Vice President-HR, Infosys Technologies Ltd.
39	13.09.2007	Head-Projects, Jubilant Organosys Ltd.
11	20.09.1999	–
13	25.02.2009	Head-Corp. Admn., UBS.
16	16.11.2001	General Manager, Idika Solutions Ltd.

Information required under Section 217(2A) of the Companies Act, 1956, read with Companies (Particulars of Employees) Rules, 1976 and forming

Sl. No.	Name of the Employee	Age	Designation	Gross Remuneration	Qualification
47	Rajorshi Ganguli	39	Senior Director	3,508,709	B.Sc., P.G.D.P.M.I.R.
48	Raju Subramanyam	44	Senior Director	4,909,264	B.Tech., M.M.
49	Dr. Ramesh Kumar	40	Senior Director	4,542,678	M.Sc., Ph.D., LLB
50	S Sriram	40	Senior Director	3,049,621	B.Tech.
51	Sandip Neogi	43	Senior Director	3,049,643	B.Com., ACA, AICWA
52	Sanjay S Shetgar	41	Senior Director	3,746,025	M.Sc.
53	Sanjay Singh	42	Senior Director	3,779,855	M.A., MBA
54	Sanjay Surendra Bhanushali	49	Senior Director	4,346,498	B.Pharma
55	Savya Sachi	48	Senior Director	4,359,475	B.Sc., LLB, D.B.M.
56	Dr. Shashank Narayanrao Lulay	56	Senior Director	4,136,624	M.Pharm, Ph.D.
57	Siraj Attari	57	Senior Director	4,598,851	B.A.
58	Sreedhar Erukulla	37	Senior Director	2,534,904	M.Sc.
59	Dr. Surya Kumar Jayanthi	46	Senior Director	4,027,725	M.Pharm., Ph.D.
60	T S R Gautham Buddha	56	Senior Director	3,850,912	M.Sc., P.G.D.I.E.
61	V Manikya Rao	47	Senior Director	3,799,972	M.Tech., P.G.D.I.E.
62	Dr. V Narayana Reddy	47	Senior Director	3,679,175	M.A., Ph.D.
63	V S Suresh	52	Senior Director	4,226,379	B.Com., AICWA, ACS
64	Dr. V Venkateswarlu	50	Senior Director	4,076,794	M.Pharm., Ph.D.
65	V Viswanath	43	Senior Director	3,776,764	M.Com., AICWA, ACS
66	Dr. Vinayak Nerurkar	45	Senior Director	3,488,679	M.Sc., Ph.D.
67	Anant Wadkar	39	Director	2,581,139	B.V.S.C., P.G.D.R.M., PG.C+
68	C Nirmala Raju	44	Director	2,659,927	M.Sc., Ph.D.
69	Deepak Sapra	35	Director	2,484,910	B.E., PG Diploma in Management, BA
70	Deepti Varma	35	Director	2,538,765	B.Sc., ISTD, FOMS, MBA
71	Dinkar Sindhu	40	Director	2,974,478	B.Tech., P.G.D.M.
72	Durgesh Sharma	36	Director	2,821,596	B.Sc., MBA, IBP (IIMC)
73	Harmeet Singh Lamba	43	Director	2,866,970	B.Pharma., P.G.D.I.T.
74	J K Nayanar	45	Director	2,497,315	M.Pharm.
75	K Raja Sekhar	43	Director	2,636,346	M.Sc.
76	Kacharu S Toshniwal	41	Director	2,780,208	B.Tech.
77	Kedar Upadhye	33	Director	2,545,504	B.Com., AICWA, CS, MBA
78	M R Syam Sundar	45	Director	2,397,413	M.Pharm.
79	Nikhil Jain	34	Director	3,274,521	B.Tech., P.G.D.M.
80	Padma Rajeswari Tata	42	Director	2,870,572	B.E., P.G.D.M.
81	Ramakrishnan Sundaram	45	Director	2,663,616	M.Sc., M.S.
82	S Suryanarayana	56	Director	2,546,193	B.Com., LLB
83	Sandip Banerjee	42	Director	3,134,363	B.Tech.
84	Sandip Bose	45	Director	2,541,067	B.E.
85	Sanjay Deshmukh	46	Director	2,877,122	M.Pharm.
86	Dr. Satyanarayana Subrahmanyam	45	Director	2,819,797	M.Sc., Ph.D.
87	Dr. Shanavas Alikunju	43	Director	2,760,571	M.Sc., Ph.D.
88	Subhadra Ummeda	34	Director	2,415,870	B.E., M.S.
89	Dr. Surya Narayana Devarakonda	40	Director	2,623,977	B.Tech., M.S., Ph.D.
90	Tanneeru Krishna Sai	38	Director	3,049,793	M.S., S.M.P.
91	V Ragunathan	47	Director	2,822,185	M.Sc.
92	Velliyate Ramdas	48	Director	2,509,184	M.Com., P.G.D.M.D.B.A.
93	Vijay Natarajan	42	Director	2,999,334	B.E., M.Tech.
94	Sachin Goswami	41	Associate Director	2,424,988	B.Sc., Diploma in M.E.

part of the Directors' Report for the year ended 31 March 2010 (continued)

Experience in years	Date of Commencement	Particulars of last employment
15	11.08.2004	Senior Officer, BPCL
19	18.02.2008	Project Manager. E I Dupont India Pvt. Ltd.
12	13.01.2000	Research Officer, SIRIS Ltd.
16	04.07.2005	Senior Manager, Wockhardt Ltd.
21	03.01.2005	Manager, CA TCG Software Pvt. Ltd.
20	16.12.2002	Head-QA, CIPLA Ltd.
14	01.02.2005	Senior Division Personal Officer, Indian Railways
27	09.04.1998	Manager, CIPLA Ltd.
24	15.11.1997	Regional Manager, CIPLA Ltd.
27	04.07.2005	General Manager, Wockhard Ltd.
25	03.03.2008	General Manager, Nagarjuna Fertilisers & Chemicals Ltd.
15	05.07.1995	–
20	18.06.2007	Associate Director, Lupin Research Park
32	11.11.1999	Manager, Ranbaxy Research Laboratories Ltd.
23	30.10.2007	Executive Director, BizTune Software Pvt. Ltd.
23	01.03.1990	APO, Novapoan Ltd.
31	02.09.1996	Executive Manager, Fisher-Xomox India Ltd.
25	17.08.2005	Principle & Professor, Kakatiya University
18	16.01.1995	Assistant Manager, Priyadarshini Cement Ltd.
20	26.07.2004	Manager, Wallis Labs Ltd.
14	11.11.2002	Marketing Manager, C & K Management Ltd.
17	19.06.2002	Post Doctoral Fellow, University of Llino, USA
10	23.01.2003	Asst.Divisional Engineer, Indian Railways
12	21.01.2002	Regional Head-HR, NIIT Ltd.
14	05.05.2003	Production Engineer, Indian Railway
12	04.08.2006	General Manager, GVK Biosciences Pvt. Ltd.
19	04.04.2007	General Manager, Rusan Pharma
20	22.01.2001	Production Manager, Asia Pharmaceuticals
19	12.06.1991	–
19	05.04.2007	General Manager, Cadila Pharmaceuticals Ltd.
8	02.06.2004	Finance Executive, PepsiCo India Holdings Pvt. Ltd.
22	07.05.1999	Deputy Manager, Spic Pharma Ltd.
10	10.03.2003	Consultant, RSM & Co.
17	01.10.2008	Global Senior Leadership Development Consultant, Flextronics
19	24.03.2006	Senior Manager, Millenium Pharma Ins, USA
29	25.03.1987	Stores Incharge, CPC Pharmaceuticals Ltd.
19	01.08.2006	Manager, Tata Chemicals Ltd.
21	01.07.1999	Executive, Atul Ltd.
21	11.09.2006	Assistant Vice President, Strides Arcolab Ltd.
11	01.08.2001	Post Doctoral Fellow, Brookhaven National Labs, USA
11	01.10.2001	Post Doctoral Fellow, University of Texas
9	08.03.2004	Senior Consultant, ECS Ltd.
12	02.07.2003	Engineer, Wyeth Research Limit
15	01.02.2008	Project Manager, Genpact
24	27.03.1995	Area Manager, Tech Science Services Pvt. Ltd.
26	19.07.1993	Area Manager, Themis Chemicals
17	07.11.2007	General Manager, Wockhardt Ltd.
20	03.12.2001	Manager, Ranbaxy Laboratories Ltd.

Information required under Section 217(2A) of the Companies Act, 1956, read with Companies (Particulars of Employees) Rules, 1976 and forming

Sl. No.	Name of the Employee	Age	Designation	Gross Remuneration	Qualification
Employed for the part of the year and in receipt of average remuneration above Rs. 2 lacs per month					
95	Jaspal S Bajwa	58	President	20,646,846	B.Sc., MBA
96	Dr. Rajinder Kumar	55	President	19,669,765	M.Sc., M.B.B.S., P.G.D.P.N.
97	V S Vasudevan	59	President	3,684,466	B.Com., ACA
98	Dr. Julius Anthony Vaz	49	Senior Vice President	6,877,096	M.B.B.S., M.D.
99	Rajbeer Singh Sachdeva	44	Senior Vice President	1,647,651	B.Sc., LLB, LLM
100	Sharad Tyagi	49	Senior Vice President	5,364,268	B.E., P.G.D.M.
101	Adnan S Sabir	56	Vice President	3,673,586	M.Pharm., M.S.
102	Dr. Akhilesh D Sharma	41	Vice President	5,185,352	M.B.B.S., M.D.
103	B Madhusudhan Rao	43	Vice President	8,819,096	M.Sc., M.Phil.
104	Dr. C Seshagiri Rao	60	Vice President	5,356,015	M.Sc., Ph.D.
105	C V Narayan Rao	55	Vice President	2,926,366	B.Tech., P.G.D.M.
106	Dr. K B Sunil Kumar	48	Vice President	2,023,370	M.Sc., Ph.D.
107	K Ranga Reddy	54	Vice President	2,021,607	B.Com., C.A. Inter
108	R V Ramesh	41	Vice President	365,622	B.E. (Chem. Engg.)
109	Dr. Raviraj Pillai	49	Vice President	1,947,941	M.S., Ph.D.
110	Dr. Sanjib Mall	51	Vice President	4,108,760	M.Tech., Ph.D.
111	Sharat P Narsapur	44	Vice President	2,264,151	B.Tech. (Chem. Engg.)
112	Ajit Basrur	46	Senior Director	2,490,236	B.Sc., Diploma in BM & TQM
113	Anindya Kumar Shee	39	Senior Director	1,132,740	B.Tech., MBA
114	Dr. Asit Datta	55	Senior Director	1,841,490	M.Sc., MBA, Ph.D.
115	Dinesh Kumar Agarwal	55	Senior Director	2,924,476	B.Sc., B.E.
116	K Subba Raju	59	Senior Director	5,913,310	B.Sc.
117	Dr. P Pratap Reddy	52	Senior Director	2,070,574	M.Sc., Ph.D.
118	Ranjan P Saha	44	Senior Director	1,688,915	B.Sc., P.G.D.P.T.
119	Sanjeev Verma	49	Senior Director	817,603	B.Com.
120	Dr. Subir K Basak	40	Senior Director	5,097,889	B. Tech., M.S., MBA, Ph.D.
121	Dr. Sunil Kumar Singh	48	Senior Director	1,133,414	M.Sc., Ph.D.
122	Adolf Ceaser Goldwyn	41	Director	2,610,775	B.E.
123	Anil V Ghate	59	Director	1,510,513	M.Sc.
124	Debadutta Mishra	35	Director	1,942,908	B.Tech., MBA
125	Dr. K Sreenivas	46	Director	1,169,925	M.Sc., Ph.D.
126	Dr. Kamaldeep Singh Grover	45	Director	2,017,224	M.Sc., M.Phil., Ph.D.
127	Krishna K Venkatesh	37	Director	285,989	B.Pharma, M.S.
128	Dr. Mohamed Takhi	43	Director	697,016	M.Sc., M.Phil., Ph.D.
129	Mohit D Kumar	39	Director	1,090,734	B.E., Diploma in R.D.B.M.S.
130	Pravin Kumar Khatry	44	Director	1,110,885	M.Pharm., Diploma in Pharmacy
131	Raj Kumar Kapoor	46	Director	1,906,422	B.Com., ACA
132	Rajiv Pravinkumar Oza	36	Director	508,292	B.Tech., P.G.D.M. (IIM)
133	Sarina Chohan	33	Director	2,620,518	B.S., MBA
134	Suchitra Shekhar	38	Director	1,379,884	M.Pharm.
135	Dr. Vipan Dhall	40	Director	983,594	M.Pharm., Ph.D.
136	Vipin Kumar Trehan	48	Director	993,318	B.Sc.
137	Lalit Aggarwal	36	Associate Director	255,680	B.Pharma., P.G.D.M.

Notes:

1. All the above employments are contractual.

2. Dr. K Anji Reddy, Mr. G V Prasad and Mr. Satish Reddy are relatives within the meaning of Section 6 of the Companies Act, 1956.

part of the Directors' Report for the year ended 31 March 2010 (continued)

Experience in years	Date of Commencement	Particulars of last employment
33	10.04.2003	Executive Director and COO, Marico Industries Ltd.
27	30.04.2007	CEO and Founding Member, MeRaD Pharmaceuticals Ltd.
37	01.03.2010	Finance Head, Standard Equity Fund Ltd.
20	01.07.2009	Medical Director, Novo Nordisk Pharma India Ltd.
20	23.01.2009	Vice President, Ranbaxy Laboratories Ltd.
25	16.01.2007	Director, Engelhard Asia Pacific India Pvt. Ltd.
21	09.09.2009	Associate Director, Watson Laboratories Inc.
13	14.04.2009	Vice President, Glenmark Pharmaceuticals Ltd.
17	09.07.1993	–
36	21.04.1994	Senior Research Executive, IDPL
32	17.09.2009	Associate Director, Parke Davis (India) Ltd.
18	10.04.1996	Assistant Director, Vimta Labs Ltd.
25	12.08.1985	–
18	12.11.2003	Vice President, Shasun Chemicals & Drugs Ltd.
18	04.07.2005	Associate Director, Ranbaxy Research Laboratories
21	25.05.2009	Head of API R&D, Granules India Ltd.
26	20.01.1998	Project Manager, Shrirang Agro Chem (P) Ltd.
26	30.03.2009	Regional Manager, Nypro Inc.
17	18.01.2010	Global Head-C&B, Wipro Technologies Ltd.
26	03.12.2007	Professor, Indian Institute of Social Welfare & Business Mgmt
17	27.04.2009	Vice President, Reliance Industries Ltd.
32	15.08.1987	Deputy Manager, Du Pont Fibres Ltd.
21	04.08.2003	Associate Professor, Osmania University
21	16.12.2002	Packaging Incharge, Cipla Ltd.
17	18.01.2010	General Manager, Mosar Baer Ltd.
19	31.08.2007	General Manager, Biocon Ltd.
17	01.04.1998	Deputy Manager, Nicholas Piramal India Ltd.
19	21.06.1999	Executive, Excel Industries Ltd.
32	29.09.2005	Senior Research Scientist, Nicholas Piramal Industries Ltd.
13	05.05.2003	Assistant Manager, Indian Oil Corporation Ltd.
16	11.10.2002	Research Scientist, Wockhardt Research Center
18	17.08.2009	General Manager, Wockhardt Ltd.
12	18.03.2010	Director, Teva Pharmaceuticals Inc.
12	30.01.2002	Post Doctoral Fellow, University of Konstanz
17	29.10.2003	Manager, Tata Honeywell Ltd.
16	25.08.2003	Assistant Manager, Janssen Cilag (J&J)
22	06.04.2006	Sr. Manager, Price Water House Coopers Pvt. Ltd.
13	18.01.2010	Group Head-HR, Transformers and Rectifiers India Ltd.
8	28.08.2009	Director, Tethys Bioscience, USA
12	20.01.2003	Sr. Officer, Parke-Davis India Ltd.
13	07.08.2007	Associate Director, NPS Pharmaceuticals
26	10.04.2002	Regional Manager, Lupin Ltd.
14	05.03.2010	Deputy General Manager, Lupin Pharmacare Ltd.

3. Dr. K Anji Reddy, Mr. G V Prasad and Mr. Satish Reddy are also eligible for commission on the net profits of the company. The Commission has been included in the remuneration specified above.

4. No individual employee is holding equivalent to or more than 2% of the shareholding of the Company as on 31 March 2010

ANNEXURE – 3

FORM A

Form for Disclosure of Particulars with respect to Conservation of Energy.

A. Power and fuel consumption		
1. Electricity		2008-09
Purchased		
Unit	164,337,783	139,480,303
Total amount (Rs.)	570,867,152	475,325,793
Rate / unit (Rs.)	3.47	3.41
Own generation – through diesel generator set		
Unit	20,119,308	9,455,950
Units per ltr. of diesel oil	3.35	3.48
Rate / unit (Rs.)	10.61	10.40
2. Coal (used in boiler)		
Quantity (tonnes)	48,326	58,719
Total Cost (Rs.)	167,494,337	204,165,661
Average rate (Rs.)	3,466	3,477
3. Furnace Oil		
Quantity (K Lts.)	5,392	4,333
Total Cost (Rs.)	142,533,434	121,043,314
Rate / unit (Rs.)	26,436	27,936

FORM B

Research and development (R&D)

1. Specific areas in which R&D activities were carried out by the Company are:

Our research and development activities can be classified into several categories, which run parallel to the activities in our principal areas of operations:

» **Global Generics,** where our research and development activities are directed at the development of product formulations, process validation, bioequivalence testing and other data needed to prepare a growing list of drugs that are equivalent to numerous brand name products for sale in the emerging markets or whose patents and regulatory exclusivity periods have expired or are nearing expiration in the highly regulated markets of the United States and Europe. Global Generics also include our biologics business, where research and development activities are directed at the development of biologics products for the emerging as well as highly regulated markets. Our new biologics research and development facility caters to the highest development standards, including cGMP, Good Laboratory Practices and bio-safety level IIA.

» **Pharmaceutical Services and Active Ingredients,** where our research and development activities concentrate on development of chemical processes for the synthesis of active pharmaceutical ingredients and intermediates ("API") for use in our Global Generics segment and for sales in the emerging and developed markets to third parties. Our research and development activities also support our custom pharmaceutical line of business, where we continue to leverage the strength of our process chemistry and finished dosage development expertise to target innovator as well as emerging pharmaceutical companies. The research and development is directed toward providing services to support the entire pharmaceutical value chain — from discovery all the way to the market.

» **Proprietary Products,** where we are actively pursuing discovery and development of new molecules, sometimes referred to as "New Chemical Entity" or "NCEs" and Differentiated Formulations. Our research programs focus on the following therapeutic areas:

- Metabolic disorders
- Cardiovascular disorders
- Bacterial infections
- Pain and inflammation

We are focusing on an integrated research strategy to build a coherent pipeline of New Chemical Entities and Differentiated Formulations with critical mass and demonstrate repeated success in the chosen therapeutic area.

2. Benefits derived as a result of the R&D

- Commercial production of the new products
- Modification of existing manufacturing processes for some of the products and significant savings in cost of production
- Modification of existing manufacturing processes to reduce the time cycle
- Indian patents and US patents filings for protection of Intellectual Property generated during R&D

3. Future plan of action

Commercialisation of new products for which the products are under trials at development stage. Several new products have been identified after a thorough study of the market and the processes to manufacture these products will be developed in the R&D lab.

FORM C
FOREIGN EXCHANGE EARNINGS AND OUTGO

Please refer information given in the notes to the annual accounts of the Company in Schedule 17 Notes to accounts item No. 16 and item No. 17.

4. Expenditure on R&D		FOR THE YEAR ENDED MARCH 31	
			2009
A	Capital (Rs. million)	**254**	365
B	Recurring (Rs. million)	**3,643**	3,847
C	Total (Rs. million)	**3,897**	4,212
	Total R&D expenditure as a percentage of total turnover	**8.79%**	10.42%

Technology, absorption, adaptation and innovation		
1	Efforts, in brief, made towards technology absorption, adaptation and innovation	The Company has a full-fledged R&D Division continuously engaged in research on new products and on process development of existing products. The Company has developed indigenous technology in respect of the products manufactured by it. As soon as the technology is developed for a product, it is tested in Pilot Plant and thereafter commercial production is taken up. It is our philosophy to continuously upgrade the technology.
2	Benefits derived as a result of the above efforts, e.g., product improvement, cost reduction, product development, import substitution, etc.	Product quality improvements, cost reduction, product development, import substitution etc. The continuous up gradation and adoption of new technology has benefited the Company in the form of better production process, better yields, better quality of the end product and cost reduction.
3	In case of imported technology (imported during the last 5 years reckoned from the beginning of the financial year), following information may be furnished: a) Technology imported b) Year of import c) Has technology been fully absorbed d) If not fully absorbed, areas where this has not taken place, reasons there for and future plans of action.	No Imported technology

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IGAAP STANDALONE FINANCIALS

Auditors' Report to the Members of Dr. Reddy's Laboratories Limited

We have audited the attached Balance Sheet of Dr. Reddy's Laboratories Limited ("the Company") as at 31 March 2010, the Profit and Loss Account and the Cash Flow Statement of the Company for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Companies (Auditor's Report) Order, 2003 ('the Order'), as amended, issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that:

(a) we have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit;

(b) in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

(c) the Balance Sheet, Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

(d) in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956, to the extent applicable;

(e) on the basis of written representations received from the directors, and taken on record by the Board of Directors, we report that none of the directors are disqualified as at 31 March 2010 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956; and

(f) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

   (i) in the case of the Balance Sheet, of the state of affairs of the Company as at 31 March 2010;

   (ii) in the case of the Profit and Loss Account, of the profit of the Company for the year ended on that date; and

   (iii) in the case of Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

for **B S R & Co.**
Chartered Accountants
Firm Registration No.: 101248W

S Sethuraman
Partner
Membership No.: 203491

Place: Hyderabad
Date: 6 May 2010

Annexure to the Auditors' Report

The Annexure referred to in the auditors' report to the members of Dr. Reddy's Laboratories Limited ("the Company") for the year ended 31 March 2010. We report that:

i. (a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) The Company has a regular programme of physical verification of its fixed assets by which all fixed assets are verified in a phased manner over a period of 3 years. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets. No material discrepancies were noticed on such verification.

(c) Fixed assets disposed off during the year were not substantial and therefore do not affect the going concern assumption.

ii. (a) The inventory, except goods-in-transit and stocks lying with third parties, has been physically verified by the management during the year. In our opinion, the frequency of such verification is reasonable. For stocks lying with third parties at the year-end, written confirmations have been obtained.

(b) In our opinion, the procedures of physical verification of inventories followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) The Company is maintaining proper records of inventory. The discrepancies noticed on verification between the physical stocks and the book records were not material.

iii. (a) The Company has granted loans to eight companies (of which 2 loans are interest free) covered in the register maintained under Section 301 of the Companies Act, 1956. The maximum amount outstanding during the year was Rs. 8,043 millions and the year-end balance of such loans was Rs. 7,084 millions.

(b) In our opinion, the rate of interest and other terms and conditions on which loans have been granted to companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956 are not, prima facie, prejudicial to the interest of the Company.

(c) In the case of loans granted to companies, firms or other parties listed in the register maintained under Section 301, where stipulations have been made, the borrowers have been regular in repaying the principal amounts as stipulated and in the payment of interest.

(d) There is no overdue amount of more than Rupees one lakh in respect of loans granted to any of the companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956.

(e) The Company has not taken loans secured or unsecured from any companies, firms and other parties covered in the register maintained under Section 301 of the Companies Act, 1956. The opening balance of Rs. 384 million (including interest) from a Company has been eliminated as inter-company balances, pursuant to a court approved scheme of merger.

iv. In our opinion and according to the information and explanations given to us, and having regard to the explanation that purchases of certain items of inventories are for the Company's specialized requirements and similarly certain goods sold are for the specialized requirements of the buyers and suitable alternative sources are not available to obtain comparable quotations, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of inventories and fixed assets and with regard to the sale of goods and services. We have not observed any major weakness in the internal control system during the course of the audit.

v. (a) In our opinion and according to the information and explanations given to us, the particulars of contracts or arrangements referred to in Section 301 of the Companies Act, 1956 have been entered in the register required to be maintained under that section.

(b) In our opinion, and according to the information and explanations given to us, the transactions made in pursuance of contracts and arrangements referred to in point (a) above and exceeding the value of Rs. 5 lakh with any party during the year, have been made at prices which are reasonable having regard to the prevailing market prices at the relevant time except for the purchases of certain items of inventories which are for Company's specialized requirements and similarly for sale of certain goods for the specialized requirements of the buyers and for which suitable alternative sources are not available to obtain comparable quotations. However, on the basis of information and explanations provided, the same appear reasonable.

vi. The Company has not accepted any deposits from the public.

vii. In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

viii. We have broadly reviewed the books of account maintained by the Company pursuant to the rules prescribed by the Central Government for maintenance of cost records under Section 209(1) (d) of the Companies Act, 1956, and are of the opinion that prima facie the prescribed accounts and records have been made and maintained. However, we have not made a detailed examination of the records.

ix. (a) According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted / accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income tax, Sales tax, Wealth tax, Service tax, Customs duty, Excise duty and other material statutory dues have been generally regularly deposited during the year by the Company with the appropriate authorities.

(b) According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income tax, Sales tax, Wealth tax, Service tax, Customs duty, Excise duty and other material statutory dues were in arrears as at 31 March 2010 for a period of more than six months from the date they became payable.

Annexure to the Auditors' Report

(c) Further, there were no dues on account of Cess under Section 441A of the Companies Act, 1956, since the date from which the aforesaid section comes into force has not yet been notified by the Central Government.

(d) According to the information and explanations given to us, the dues set out in Appendix 1 in respect of Income tax, Sales tax, Service tax, Customs duty and Excise duty have not been deposited with the appropriate authorities on account of disputes.

x. The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses during the financial year and in the immediately preceding financial year.

xi. In our opinion and according to the information and explanations given to us, the Company has not defaulted in repayment of dues to its bankers or to any financial institutions.

xii. The Company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

xiii. In our opinion and according to the information and explanations given to us, the Company is not a chit fund / nidhi / mutual fund / society.

xiv. According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments. Accordingly, clause 4(xiv) of the Order is not applicable.

xv. In our opinion and according to the information and explanations given to us, the terms and conditions on which the Company has given guarantees for loans taken by others from banks or financial institutions are not prejudicial to the interests of the Company.

xvi. In our opinion and according to the information and explanations given to us and on the basis of our examination of the books of account, the term loans obtained by the Company were applied for the purpose for which such loans were obtained.

xvii. According to the information and explanations given to us and on an overall examination of the balance sheet of the Company, we are of the opinion that no funds raised on short-term basis have been used for long term investment.

xviii. The Company has not made any preferential allotment of shares to companies, firms or parties covered in the register maintained under Section 301 of the Companies Act, 1956.

xix. The Company did not have any outstanding debentures during the year.

xx. We have verified the end-use of money raised by public issues as disclosed in the notes to the financial statements.

xxi. According to the information and explanations given to us, no fraud on or by the Company has been noticed or reported during the course of our audit. However, an attempt, for misappropriation of funds amounting to Rs. 30 million by a third party was detected and rendered unsuccessful by the Company.

for **B S R & Co.**

Chartered Accountants

Firm Registration No.: 101248W

S Sethuraman

Partner

Membership No.: 203491

Place: Hyderabad

Date: 6 May 2010

Appendix 1 as referred to in para ix (d) of Annexure to the Auditors' Report

NAME OF THE STATUTE	NATURE OF THE DUES	AMOUNT (RS.'000)	PERIOD TO WHICH THE AMOUNT RELATED	FORUM WHERE DISPUTE IS PENDING
Income Taxes				
Income Tax Act,1961	Tax & Interest	368	1991-92	High Court, Andhra Pradesh
Income Tax Act,1961	Tax & Interest	1,371	1992-93	High Court, Andhra Pradesh
Income Tax Act,1961	Tax & Interest	1,815	1993-94	High Court, Andhra Pradesh
Income Tax Act,1961	Tax & Interest	4,469	1994-95	High Court, Andhra Pradesh
Income Tax Act,1961	Tax & Interest	14,849	1999-00	Commissioner Appeals
Income Tax Act,1961	Tax & Interest	733	1993-94	Income Tax Appellate Tribunal
Income Tax Act,1961	Tax & Interest	52,349	2004-05	Commissioner Appeals
Income Tax Act,1961	Tax & Interest	25,214	1993-95	High Court, Andhra Pradesh
Sales Tax (Including Central Sales Tax and Local Sales Tax)				
Central Sales Tax Act, 1956 – Andhra Pradesh	Tax	9,458	2008-09	Assessing Officer
Central Sales Tax Act, 1956 – Andhra Pradesh	Tax	46,734	2009-10	Appellate Deputy Commissioner
Andhra Pradesh Value Added Tax Act, 2005	Tax	57,656	2006-09	Appellate Deputy Commissioner
Central Sales Tax Act, 1956 – Gujarat	Tax	169	2002-03	Appellate Deputy Commissioner
Central Sales Tax Act, 1956 – Gujarat	Tax	3,659	2004-05	Sales Tax Tribunal
Central Sales Tax Act, 1956 – Gujarat	Tax	2,868	2005-06	Sales Tax Tribunal
Central Sales Tax Act, 1956 – Gujarat	Tax	364	2006-07	Appellate Deputy Commissioner
Central Sales Tax Act, 1956 – Kerala	Tax	66	1998-99	Assessing Officer
Kerala General Sales Tax Act, 1963	Tax	630	2000-01	High Court, Kerala
Kerala General Sales Tax Act, 1963	Tax	58	2001-02	Assessing Officer
Kerala General Sales Tax Act, 1963	Tax	800	2001-02	Assessing Officer
Kerala General Sales Tax Act, 1963	Tax	48	2002-03	Assessing Officer
Kerala General Sales Tax Act, 1963	Tax	138	2003-04	Assessing Officer
Kerala General Sales Tax Act, 1963	Tax	144	2004-05	Assessing Officer
West Bengal Sales Tax Act, 1994	Tax	337	2005-06	Appellate Deputy Commissioner
West Bengal Sales Tax Act, 1994	Tax	215	2006-07	Appellate Deputy Commissioner
Central Sales Tax Act, 1956 – Tamil Nadu	Tax	47	2003-04	Appellate Deputy Commissioner
Uttar Pradesh Value Added Tax Act, 2008	Tax	245	2008-09	Assessing Officer
Uttar Pradesh Value Added Tax Act, 2008	Tax	157	2008-09	Appellate Deputy Commissioner
Central Sales Tax Act, 1956 – Assam	Tax	25	2008-09	Appellate Deputy Commissioner
Central Sales Tax Act, 1956 – Himachal Pradesh	Tax	6,345	2006-07	Sales Tax Tribunal
Service Tax				
Finance Act, 1994	Tax & Penalty	57,905	2002-05	Custom Excise & Service Tax Appellate Tribunal (CESTAT), Bangalore
Finance Act, 1994	Tax & Penalty	1,841	2006-08	CESTAT, Bangalore
Finance Act, 1994	Tax & Penalty	3,176	2006-09	Commissioner of Customs & Central Excise (Appeals)
Finance Act, 1994	Tax & Penalty	2,515	2006-08	CESTAT, Bangalore
Finance Act, 1994	Tax & Penalty	458	2008-09	Commissioner of Customs & Central Excise (Appeals)
Finance Act, 1994	Tax & Penalty	983	2006-08	Commissioner of Customs & Central Excise (Appeals)
Finance Act, 1994	Tax & Penalty	881	2006-09	Commissioner of Customs & Central Excise (Appeals)
Finance Act, 1994	Tax & Penalty	1,765	2006-08	CESTAT, Bangalore
Finance Act, 1994	Tax & Penalty	276	2008-09	Commissioner of Customs & Central Excise (Appeals)
Finance Act, 1994	Tax & Penalty	536	2006-08	Commissioner of Customs & Central Excise (Appeals)
Customs Duty				
Customs Act, 1962	Duty	258	2003-04	Commissioner of Central Excise, Hyderabad-II
Customs Act, 1962	Excess DEPB	11,010	2003-07	CESTAT, Bangalore
Excise Duty				
Central Excise Act, 1944	Duty	1,973	2008-09	Additional Commissioner, Hyderabad-I
Central Excise Act, 1944	Duty	1,224	2008-10	Additional Commissioner, Hyderabad-I
Central Excise Act, 1944	Duty	1,665	2008-09	Additional Commissioner, Hyderabad-I
Central Excise Act, 1944	Interest	6,908	2005-09	Commissioner Appeals, Hyderabad
Central Excise Act, 1944	Duty	5,106	2009-10	Commissioner of Central Excise, Hyderabad-I
Central Excise Act, 1944	Duty	19,286	2006-09	Commissioner of Central Excise, Hyderabad-I
Central Excise Act, 1944	Duty	10,646	2008-10	Commissioner of Central Excise, Hyderabad-I
Central Excise Act, 1944	Duty	242	2006-07	CESTAT, Bangalore
Central Excise Act, 1944	Duty	27,380		Commissioner of Central Excise, Hyderabad-I
Central Excise Act, 1944	Duty	575	1999-00	Assistant Commissioner of Central Excise Nalgonda
Central Excise Act, 1944	Duty	2,779	2007-09	Commissioner of Central Excise, Hyderabad-III
Central Excise Act, 1944	Duty	113		Assistant Commissioner of Central Excise, Vizianagaram
Central Excise Act, 1944	Duty	988	2007-09	Additional Commissioner of Central Excise, Vishakapatnam
Central Excise Act, 1944	Duty	1,400	2009-10	Additional Commissioner of Central Excise, Vishakapatnam
Central Excise Act, 1944	Duty	7,450	2006-08	CESTAT, Bangalore
Central Excise Act, 1944	Duty	7,099	2008-10	Commissioner of Central Excise, Hyderabad-I
Central Excise Act, 1944	Duty	3,070	2009-10	Commissioner of Central Excise, Hyderabad-I
Central Excise Act, 1944	Interest	2,660	2006-08	CESTAT, Bangalore
Central Excise Act, 1944	Duty	892	2002-03	Commissioner of Central Excise, Hyderabad
Central Excise Act, 1944	Duty	3,250	2007-10	Additional Commissioner, Hyderabad-I
Central Excise Act, 1944	Duty	225	2005-06	CESTAT, Mumbai
Central Excise Act, 1944	Duty	5,925	2007-10	Commissioner of Central Excise, Vishakapatnam-II
Central Excise Act, 1944	Duty	4,125	2004-06	CESTAT, Bangalore
Central Excise Act, 1944	Duty	8,491	2005-07	Commissioner of Central Excise, Hyderabad-IV
Central Excise Act, 1944	Duty	6,462	2006-08	Commissioner of Central Excise, Hyderabad-IV
Central Excise Act, 1944	Duty	1,972	2007-08	Commissioner of Central Excise, Hyderabad-IV
Central Excise Act, 1944	Duty	14,700	2007-09	Commissioner of Central Excise, Hyderabad-IV
Central Excise Act, 1944	Duty	4,594	2008-10	Commissioner of Central Excise, Hyderabad-IV
Central Excise Act, 1944	Duty	423	2004-05	Assistant Commissioner of Central Excise
Central Excise Act, 1944	Duty	469	2004-05	Assistant Commissioner of Central Excise
Central Excise Act, 1944	Duty	11,786	2005-06	Commissioner of Central Excise, Hyderabad-IV
Central Excise Act, 1944	Duty	18,398	2006 -07	Commissioner of Central Excise, Hyderabad-IV
Central Excise Act, 1944	Duty	10,547	2007-08	Commissioner of Central Excise, Hyderabad-IV
Central Excise Act, 1944	Duty	8,158	2007-09	Commissioner of Central Excise, Hyderabad-IV
Central Excise Act, 1944	Duty	9,981	2008-09	Commissioner of Central Excise, Hyderabad-IV
Central Excise Act, 1944	Duty	4,715	2004-09	Additional Commissioner, Hyderabad-IV
Central Excise Act, 1944	Duty	1,191	2008-10	Additional Commissioner, Hyderabad-IV
Central Excise Act, 1944	Duty	1,969	2008-09	Asst. Commissioner, Hyderabad-L Division
Central Excise Act, 1944	Duty	662	2008-09	Asst. Commissioner, Hyderabad-L Division
Central Excise Act, 1944	Duty	2,723	1999-05	Commissioner of Central Excise, Hyderabad-III
Central Excise Act, 1944	Duty	4,349	2004-05	Commissioner of Central Excise, Hyderabad-III
Central Excise Act, 1944	Duty	7	2008-09	Assistant Commissioner of Central Excise
Central Excise Act, 1944	Duty	1,476	2004-05	Assistant Commissioner of Central Excise
Central Excise Act, 1944	Duty	9,219	2003-05	CESTAT, Chennai
Central Excise Act, 1944	Duty	368	2003-05	Assistant Commissioner of Central Excise, Palghar
Central Excise Act, 1944	Duty	10,001	2001-05	Assistant Commissioner of Central Excise, Thane-II
Central Excise Act, 1944	Duty	398	2004-06	CESTAT, Chennai
Central Excise Act, 1944	Duty	6,913	2001-05	Commissioner of Central Excise, Hyderabad-III
Central Excise Act, 1944	Duty	63	2007-09	Commissioner Appeals, Hyderabad
Central Excise Act, 1944	Duty	334	2006-08	Assistant Commissioner of Central Excise, Hyderabad
Central Excise Act, 1944	Duty	1	2009-10	Assistant Commissioner of Central Excise, Hyderabad
Central Excise Act, 1944	Duty	965	1998-02	CESTAT, Bangalore

Balance Sheet AS AT 31 MARCH 2010

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	SCHEDULE	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
SOURCES OF FUNDS			
Shareholders' funds			
Share capital	1	844	842
Reserves and surplus	2	58,302	51,749
		59,146	**52,591**
Loan funds			
Secured loans	3	8	26
Unsecured loans	4	5,624	6,377
		5,632	**6,403**
Deferred tax liability, net	20(3)	750	904
		65,528	**59,898**
APPLICATION OF FUNDS			
Fixed assets	5		
Gross block		24,257	21,573
Less: Accumulated depreciation and amortisation		(11,101)	(9,465)
Net block		13,156	12,108
Capital work-in-progress (including capital advances)		7,454	4,112
		20,610	**16,220**
Investments	6	25,551	17,038
Current assets, loans and advances			
Inventories	7	8,974	7,351
Sundry debtors	8	10,605	14,197
Cash and bank balances	9	3,680	3,844
Loans and advances	10	13,001	13,085
		36,260	**38,477**
Current liabilities and provisions			
Current liabilities	11	14,475	10,502
Provisions	12	2,418	1,335
		16,893	**11,837**
Net current assets		**19,367**	**26,640**
		65,528	**59,898**
Notes to Accounts	20		
The schedules referred to above form an integral part of the Balance Sheet			

As per our report attached
for **B S R & Co.**
Chartered Accountants
Firm Registration No.: 101248W
S Sethuraman
Partner
Membership No.: 203491
Place: Hyderabad
Date: 6 May 2010

for **DR. REDDY'S LABORATORIES LIMITED**

Dr. K Anji Reddy	Chairman
G V Prasad	Vice Chairman and CEO
K Satish Reddy	Managing Director and COO
Umang Vohra	Chief Financial Officer
V S Suresh	Company Secretary

Profit and Loss Account FOR THE YEAR ENDED 31 MARCH 2010

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	SCHEDULE		FOR THE YEAR ENDED 31 MARCH 2010		FOR THE YEAR ENDED 31 MARCH 2009
INCOME					
Sales, gross			44,327		40,419
Less: Excise duty on sales			(316)		(422)
Sales, net			**44,011**		**39,997**
License fees, net			752		1,600
Service income			359		379
Other income	13		2,124		1,003
			47,246		**42,979**
EXPENDITURE					
Material costs	14		14,821		14,699
Conversion charges			325		298
Excise duty			424		387
Personnel costs	15		5,100		4,133
Operating and other expenses	16		9,429		10,086
Research and development expenses	17		3,643		3,847
Provision for decline in the value of long-term investments			321		112
Finance charges	18		111		185
Depreciation and amortization	5		2,224		1,937
			36,398		**35,684**
Profit before taxation			**10,848**		**7,295**
Income tax expense	19		(2,387)		(1,686)
Profit after taxation			**8,461**		**5,609**
Balance in profit and loss account brought forward		20,391		16,575	
Less: Adjustment on account of merger of Perlecan Pharma Private Limited	20(22)	248	20,143	–	16,575
Amount available for appropriation			**28,604**		**22,184**
APPROPRIATIONS:					
Proposed dividend on equity shares			1,900		1,053
Tax on proposed dividend			316		178
Dividend of previous years			1		1
Transferred to General Reserve			846		561
Balance carried forward			25,541		20,391
			28,604		**22,184**
Earnings per share	20(4)				
Basic – Par value Rs. 5 per share			50.15		33.32
Diluted – Par value Rs. 5 per share			49.81		33.11
Notes to accounts	20				
The schedules referred to above form an integral part of the Profit and Loss Account					

As per our report attached
for **B S R & Co.**
Chartered Accountants
Firm Registration No.: 101248W
S Sethuraman
Partner
Membership No.: 203491
Place: Hyderabad
Date: 6 May 2010

for **DR. REDDY'S LABORATORIES LIMITED**

Dr. K Anji Reddy Chairman
G V Prasad Vice Chairman and CEO
K Satish Reddy Managing Director and COO
Umang Vohra Chief Financial Officer
V S Suresh Company Secretary

Cash Flow Statement

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	10,848	7,295
Adjustments:		
Depreciation and amortization	2,224	1,936
Provision for wealth tax	3	3
Dividend from mutual fund units	(48)	(53)
Amortization of deferred stock compensation expense, net	193	197
Unrealised foreign exchange (gain) / loss	960	(201)
(Profit) / loss on sale of investments, net	–	(87)
Provision for decline in the value of long-term investments	321	112
Reversal of provision for decline in the value of long-term investments	(713)	–
Interest income	(579)	(536)
Finance charges	111	185
(Profit) / loss on sale of fixed assets, net	5	(13)
Inventory write-down	1,077	486
Provision for doubtful debts	79	(8)
Provision for doubtful advances	(81)	486
Bad debts written off	6	119
Operating cash flows before working capital changes	**14,406**	**9,921**
(Increase) / Decrease in sundry debtors	2,711	(4,799)
(Increase) / Decrease in inventories	(2,700)	(1,428)
(Increase) / Decrease in loans and advances	(1,073)	50
Increase / (Decrease) in current liabilities and provisions	1,390	2,828
Cash generated from operations	**14,734**	**6,572**
Income taxes paid	(2,202)	(1,759)
Net cash provided by operating activities	**12,532**	**4,813**
CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES		
Purchase of fixed assets	(3,830)	(5,451)
Proceeds from sale of fixed assets	187	29
Purchase of investments	(26,958)	(13,733)
Cash paid for acquisition of Perlecan Pharma Private Limited	–	(758)
Proceeds from sale of investments	21,102	16,349
Dividend from mutual fund units	48	53
Loans and advances given to subsidiaries, joint ventures & associates	(2,227)	(4,483)
Interest received	567	558
Net cash (used in) investing activities	**(11,111)**	**(7,436)**
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		
Proceeds from issue of share capital	17	5
Repayment of long-term borrowings	(22)	(11)
Repayment of short-term borrowings	(7,469)	(4,386)
Proceeds from short-term borrowings	7,305	6,366
Interest paid	(121)	(180)
Dividend paid (including dividend tax)	(1,232)	(738)
Net cash from / (used in) financing activities	**(1,522)**	**1,056**
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	(101)	(1,567)
Cash and cash equivalents at the beginning of the period (Refer Schedule 9)	3,844	5,367
Effect of exchange gain on cash and cash equivalents	(63)	44

As per our report attached
for **B S R & Co.**
Chartered Accountants
Firm Registration No.: 101248W
S Sethuraman
Partner
Membership No.: 203491
Place: Hyderabad
Date: 6 May 2010

for **DR. REDDY'S LABORATORIES LIMITED**

Dr. K Anji Reddy Chairman
G V Prasad Vice Chairman and CEO
K Satish Reddy Managing Director and COO
Umang Vohra Chief Financial Officer
V S Suresh Company Secretary

Schedules to the Balance Sheet FOR THE YEAR ENDED 31 MARCH 2010

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

		AS AT 31 MARCH 2010		AS AT 31 MARCH 2009
SCHEDULE 1: SHARE CAPITAL				
Authorised				
240,000,000 (previous year: 200,000,000) equity shares of Rs. 5/- each (Refer Note 22 of Schedule 20)		1,200		1,000
Issued				
168,845,585 (previous year: 168,468,977) equity shares of Rs. 5/- each fully paid-up		844		842
Subscribed and paid-up				
168,845,385 (previous year: 168,468,777) equity shares of Rs. 5/- each fully paid-up	844		842	
Add: Forfeited share capital (Note 2)	–	844	–	842
		844		**842**

NOTES:

1. Subscribed and paid-up share capital includes:

   (a) 111,732,202 (previous year: 111,732,202) equity shares of Rs. 5/- each fully paid-up, allotted as bonus shares. Out of total, 34,974,400 shares were allotted by capitalisation of General Reserve and 76,757,802 equity shares allotted as bonus shares by capitalisation of the Securities Premium Account in earlier years.

   (b) 1,052,248 (previous year: 1,052,248) equity shares of Rs. 5/- each allotted pursuant to a scheme of amalgamation with Standard Equity Fund Limited without payments being received in cash.

   (c) 20,571,768 (previous year: 20,571,768) equity shares of Rs. 5/- each allotted and 82,800 (previous year: 82,800) equity shares of Rs. 5/- each extinguished pursuant to a scheme of amalgamation with erstwhile Cheminor Drugs Limited (CDL) without payments being received in cash.

   (d) 40,750,000 (previous year: 40,750,000) equity shares of Rs. 5/- each allotted against American Depository Shares (ADS).

   (e) 17,204,304 (previous year: 17,204,304) equity shares of Rs. 5/- each allotted against Global Depository Receipts (GDR) that were converted into ADS during the year ended 31 March 2002.

   (f) 226,776 (previous year: 226,776) equity shares of Rs. 5/- each allotted to the erstwhile members of American Remedies Limited (ARL) pursuant to a scheme of amalgamation with ARL without payments being received in cash.

   (g) 1,185,283 (previous year: 882,832) equity shares of Rs. 5/- each allotted to the eligible employees of the Company and its subsidiaries on exercise of the vested stock options in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Plan, 2002". (Refer Note 9, Schedule 20)

   (h) 146,583 (previous year: 72,426) equity shares of Rs. 5/- each allotted to the eligible employees of the Company and its subsidiaries on exercise of the vested stock options in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Plan, 2007". (Refer Note 9, Schedule 20)

2. Represents 200 (previous year: 200) equity shares of Rs. 5/- each, amount paid-up Rs. 500/- (rounded off in millions in the Schedule above) forfeited due to non-payment of allotment money.

3. 885,007 (previous year: 914,896) stock options are outstanding to be issued by the Company on exercise of the vested stock options in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Plan, 2002" and 112,390 (previous year: 156,577) stock options are outstanding to be issued by the Company on exercise of the vested stock options in accordance with the terms of exercise under the "Dr. Reddy's Employees ADR Stock Option Plan, 2007" (Refer Note 9, Schedule 20).

Schedules to the Balance Sheet (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
SCHEDULE 2: RESERVES AND SURPLUS		
Capital reserve		
Balance at the beginning of the year	7	7
On account of amalgamation of Perlecan Pharma Private Limited (Refer Note 22, Schedule 20)	260	–
	267	**7**
Securities premium account		
Balance at the beginning of the year	17,814	17,643
Add: Received during the year on exercise of employee stock options	224	171
	18,038	**17,814**
Employee stock options outstanding		
Balance at the beginning of the year	591	579
Add: Options granted during the year	264	278
Less: Options forfeited during the year	(82)	(99)
Less: Options exercised during the year	(209)	(167)
Balance at the end of the year (A)	564	591
Deferred stock compensation cost		
Balance at the beginning of the year	236	254
Add: Options granted during the year	264	278
Less: Amortization during the year, net of forfeiture	(193)	(197)
Less: Options forfeited during the year	(82)	(99)
Balance at the end of the year (B)	225	236
(A-B)	**339**	**355**
General Reserve		
Balance at the beginning of the year	13,173	12,612
Add: Transferred from profit and loss account	846	561
	14,019	**13,173**
Foreign currency translation reserve		
Balance at the beginning of the year	246	124
Additions / deductions during the year (Note 1)	(415)	122
	(169)	**246**
Hedging Reserve		
Balance at the beginning of the year	(237)	(10)
Additions / deductions during the year (Refer Note 18, Schedule 20)	504	(227)
	267	**(237)**
Profit and loss account		
Balance in profit and loss account	**25,541**	**20,391**
	58,302	**51,749**

NOTE:

1. The foreign currency translation reserve comprises exchange difference on monetary items that in substance form part of the net investment in Industrias Quimicas Falcon de Mexico, S.A.de.C.V. (Mexico) and Lacock Holdings Limited, Cyprus, non – integral foreign operations as defined in Accounting Standard (AS) - 11 (Revised 2003) on "Accounting for the Effects of Changes in Foreign Exchange Rates".

Schedules to the Balance Sheet (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
SCHEDULE 3: SECURED LOANS		
From other than banks		
Loan from Indian Renewable Energy Development Agency Limited (Note 1)	1	7
Finance lease obligations (Note 2)	7	19
	8	**26**

NOTES:

1. Loan from Indian Renewable Energy Development Agency Limited is secured by way of hypothecation of specific movable assets pertaining to the Solar Grid Interactive Power Plant. The loan is repayable in quarterly instalments of Rs. 1.48 each quarter and carries an interest rate of 2% per annum.
2. Finance lease obligations represent present value of minimum lease rentals payable for the vehicles leased by the Company (Refer Note 26, Schedule 20).

	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
SCHEDULE 4: UNSECURED LOANS		
Sales tax deferment loan from the Government of Andhra Pradesh (interest free)	55	60
From banks		
Packing credit loans (Note 1)	5,530	5,715
Bank overdraft (Note 2)	39	218
From others (Note 3)	–	384
	5,624	**6,377**

NOTES:

1. Foreign Currency Packing Credit loan is from Standard Chartered Bank, The Bank of Nova Scotia, BNP Paribas, ABN Amro Bank and HSBC carrying interest rates of LIBOR plus 40 – 75 bps, repayable on expiry of 6 months from the date of drawdown. Rupee packing credit is from State Bank of India carrying interest rate of 5% per annum. Packing Credit loans for the previous year comprised foreign currency packing credit loan that were taken from Standard Chartered Bank, The Bank of Nova Scotia and Bank of Tokyo – Mitsubishi UFJ Ltd carrying interest rates of LIBOR plus 100 – 225 bps, repayable on expiry of 6 months from the date of drawdown. Rupee packing credit were from State Bank of India, BNP Paribas and ABN Amro Bank carrying interest rates of 8% – 9%, 7% and 7.25% per annum, respectively.
2. Bank overdraft is on the current accounts with Citibank, State Bank of India and HDFC Bank carrying interest rates of 10.50%, 10.25% and 14.50% per annum, respectively. (previous year interest rates were 13.75%, 10.25% and 14.50% per annum, respectively).
3. Refer Note 5 (c) (xxiii), Schedule 20

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 5: FIXED ASSETS

	GROSS BLOCK				DEPRECIATION / AMORTIZATION				NET BLOCK	
DESCRIPTION	AS AT 1 APRIL 2009	ADDITIONS	DELETIONS	AS AT 31 MARCH 2010	AS AT 1 APRIL 2009	FOR THE YEAR	DELETIONS	AS AT 31 MARCH 2010	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
Land – freehold	957	97	–	1,054	–	–	–	–	1,054	957
Buildings	3,995	559	–	4,554	668	172	–	840	3,714	3,327
Plant and machinery (Note 1)	9,878	2,007	120	11,765	4,756	1,231	86	5,901	5,864	5,122
Electrical equipment	1,394	283	29	1,648	561	180	19	722	926	833
Laboratory equipment	2,471	231	366	2,336	1,378	259	238	1,399	937	1,093
Furniture, fixtures and office equipment	1,316	208	181	1,343	869	235	168	936	407	447
Vehicles	421	79	83	417	228	84	76	236	181	193
Library	1	–	1	–	1	–	1	–	–	–
Intangibles										
Customer contracts	243	–	–	243	241	2	–	243	–	2
Technical know-how	459	–	–	459	411	17	–	428	31	48
Non-compete fees	228	–	–	228	227	–	–	227	1	1
Patents, trademarks, etc. (including marketing / distribution rights)	181	–	–	181	110	34	–	144	37	71
	21,544	**3,464**	**780**	**24,228**	**9,450**	**2,214**	**588**	**11,076**	**13,152**	**12,094**
Assets taken on finance lease										
Vehicles	29	–	–	29	15	10	–	25	4	14
Total	**21,573**	**3,464**	**780**	**24,257**	**9,465**	**2,224**	**588**	**11,101**	**13,156**	**12,108**
Previous year	17,502	4,187	116	21,573	7,628	1,937	100	9,465	12,108	

NOTES:

1. The Company owns treated effluent discharge pipeline with a cost of Rs. 9 (previous year: Rs. 9) and net book value of Rs. Nil (previous year: Rs. Nil) in equal proportion jointly with a third party in Pydibheemavaram pursuant to a mutual agreement.
2. Depreciation for the year includes depreciation amounting to Rs. 374 (previous year: Rs. 366) on assets used for Research and Development. During the year, Company incurred Rs. 254 (previous year Rs. 365) towards capital expenditure for Research and Development.

Schedules to the Balance Sheet (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
SCHEDULE 6: INVESTMENTS		
Long term at cost, unless otherwise specified		
I. QUOTED INVESTMENTS		
Non-trade		
(a) Equity shares (fully paid-up)		
12,000 (previous year: 12,000) equity shares of Rs. 10 each of State Bank of India (Note 1)	3	3
TOTAL QUOTED LONG TERM INVESTMENTS (I)	**3**	**3**
II. UNQUOTED INVESTMENTS		
Trade		
Equity and preference shares (fully paid-up)		
In Subsidiary Companies		
50,000 (previous year: 50,000) equity shares of Rs. 10/- each of DRL Investments Limited, India	1	1
11,625,000 (previous year: 11,625,000) ordinary shares of HK$ 1 each of Reddy Pharmaceuticals Hong Kong Limited, Hong Kong	58	58
Equity shares of OOO JV Reddy Biomed Limited, Russia (Note 2)	7	7
500,000 (previous year: 500,000) equity shares of US$ 1 each of Reddy Antilles N.V., Netherlands	18	18
6,059,231 (previous year: 6,059,231) shares of Real $ 1 each of Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil	97	97
400,750 (previous year: 400,750) ordinary shares of US$ 10 each of Dr. Reddy's Laboratories Inc, USA	175	175
134,513 (previous year: 134,513) equity shares of Rs. 10/- each of Cheminor Investments Limited, India	1	1
2,500 (previous year: 2,500) ordinary shares of FF 100 each of Reddy Cheminor S.A., France	2	2
90,544,104 (previous year: 88,644,161) equity shares of Rs. 10/- each of Aurigene Discovery Technologies Limited, India	974	886
14,750,000 (previous year: Nil) 8% cumulative redeemable preference shares of Rs. 10/- each of Aurigene Discovery Technologies Limited, India	147	–
34,476 (previous year: 34,476) ordinary A shares of GBP 0.01 each of Dr. Reddy's Laboratories (EU) Limited, UK	142	142
98,124 (previous year: 98,124) ordinary shares of GBP 0.01 each of Dr. Reddy's Laboratories (EU) Limited, UK	493	493
360,000 (previous year: 360,000) preference shares of GBP 0.0001 each of Dr. Reddy's Laboratories (EU) Limited, UK	23	23
34,022,070 (previous year: 34,022,070) equity shares of Rs. 10/- each of Dr. Reddy's Bio-sciences Limited, India	266	266
Equity shares of OOO Dr. Reddy's Laboratories Limited, Russia (Note 2)	72	72
60 (previous year: 60) ordinary shares of Rand 1 each of Dr. Reddy's Laboratories (Proprietory) Limited, South Africa (Note 3)	–	–
206 (previous year: 206) equity shares of US$ 0.01 each of Trigenesis Therapeutics Inc, USA	497	497
23,028 (previous year: 20,977 Euro 1.71 each) equity shares of Euro 1 each of Lacock Holdings Limited, Cyprus (Refer Note 24, Schedule 20)	15,428	12,904
140,526,270 (previous year: 140,526,270) Series "A" shares of Peso 1 each of Industrias Quimicas Falcon de Mexico, S.A.de.C.V., Mexico	709	709
5,566,000 (previous year: 5,566,000) ordinary shares of Euro 1 each of Reddy Pharma Iberia, Spain	321	321
1,000,000 (previous year: 700,000) ordinary shares of Aus $ 1 each of Dr. Reddy's Laboratories (Australia) Pty. Limited., Australia	64	25
75,640,410 (previous year: 100,000) ordinary shares of CHF 1 each of Dr. Reddy's Laboratories SA, Switzerland	2,951	3
49,999 (previous year: 49,999) ordinary shares of Macred India Private Limited, India	1	1
Equity shares of Dr. Reddy's Laboratories ILAC TICARET Limited SIRKETI, Turkey (Note 2 & 4)	–	–
Nil (previous year: 17,464,703) equity shares of Re. 1/- each of Perlecan Pharma Private Limited, India (Note 6)	–	928
50,000 (previous year: Nil) equity shares of Re. 1/- each of Dr. Reddy's Pharma SEZ Limited	1	–
In joint venture		
Equity shares held in Kunshan Rotam Reddy Pharmaceutical Co. Limited, China (Note 2)	429	429
Carried forward	**22,877**	**18,058**

Schedules to the Balance Sheet (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 6: INVESTMENTS (CONTINUED)

	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
Brought forward	22,877	18,058
Unquoted trade investments (continued)		
In other companies		
Ordinary shares of Roubles 1,000 each of Biomed Russia Limited, Russia (Note 2)	66	66
In capital of partnership firm (a subsidiary)		
Globe Enterprises, India	2	2
(A partnership firm with Dr. Reddy's Holdings Limited organised under the Indian Partnership Act, 1932 wherein the Company and Dr. Reddy's Holdings Limited share the profit / loss for the year in the ratio of 95:5, respectively)		
Partners capital account:		
Dr. Reddy's Laboratories Limited – Rs. 2,396 thousands		
Dr. Reddy's Holdings Limited – Rs. 101 thousands		
Non-trade		
In Equity Shares		
200,000 (previous year: 200,000) ordinary shares of Rs.10/- each of Altek Engineering Limited, India	2	2
8,859 (previous year: 8,859) equity shares of Rs. 100/- each of Jeedimetla Effluent Treatment Limited, India	1	1
24,000 (previous year: 24,000) equity shares of Rs. 100/- each of Progressive Effluent Treatment Limited, India	2	2
20,000 (previous year: 20,000) equity shares of Rs.10/- each of Shivalik Solid Waste Management Limited, India (Note 5)	–	–
TOTAL UNQUOTED LONG TERM INVESTMENTS (II)	**22,950**	**18,131**
Current Investments at cost or fair value which ever is less		
UNQUOTED INVESTMENTS		
In Certificate of deposits		
3,000 (previous year: Nil), Certificate of deposits of Rs. 99,481.1 each of State Bank of Mysore	298	–
In Mutual Fund		
Nil (previous year: 11,168,576.78) units of HDFC Liquid Fund – Growth	–	195
Nil (previous year: 32,121,245.10) units of Tata Floater Fund – Daily dividend	–	322
44,779,190.82 (previous year: Nil) units of SBNPP Flexible Fund ST Inst.	450	–
145,559.06 (previous year: Nil) units of HDFC Cash Management Fund – Treasury Adv Plan	1	–
50,449,814.27 (previous year: Nil) units of IDFC Money Manager Fund – Inv Plan	505	–
46,224,480.00 (previous year: Nil) units of IDFC Fixed Maturity Plan – Half Yearly Series 9	462	–
50,275,881.37 (previous year: Nil) units of Kotak Quarterly Interval Plan Series 6	503	–
49,972,515.12 (previous year: Nil) units of Reliance Monthly Interval Fund – Inst Div Plan	500	–
1,999.75 (previous year: Nil) units of Reliance Money Manage Fund – Inst Option	2	–
44,502,902.58 (previous year: Nil) units of SBI-SHDF-Short Term – Inst Plan	451	–
40,225,374.32 (previous year: Nil) units of UTI-Fixed Income Interval Fund – Series II	402	–
TOTAL UNQUOTED CURRENT INVESTMENTS (III)	**3,574**	**517**
TOTAL INVESTMENTS (I + II + III)	**26,527**	**18,651**
Less: Provision for decline, other than temporary, in the value of long term investments (Refer Note 7)	(976)	(1,613)
Total investments, net	**25,551**	**17,038**

Schedules to the Balance Sheet (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
SCHEDULE 6: INVESTMENTS (CONTINUED)		
Aggregate cost of quoted investments	3	3
Aggregate cost of unquoted investments	26,524	18,647
Market value of quoted investments	25	13
Market value of mutual funds	3,277	517
Market value of Certificate of deposits	299	–

NOTES:

1. In respect of shares of State Bank of India, the share certificates were misplaced during transfer / lost in transit. The Company has initiated necessary legal action at the appropriate courts.
2. Shares held in Kunshan Rotam Reddy Pharmaceutical Co. Limited, China (Reddy Kunshan), OOO JV Reddy Biomed Limited, Russia, OOO Dr. Reddy's Laboratories Limited, Russia, Dr. Reddy's Laboratories ILAC TICARET Limited SIRKETI, Turkey and Biomed Russia Limited, Russia are not denominated in number of shares as per the laws of the respective countries.
3. Represents 60 (previous year: 60) ordinary shares of Rand 1 each of Dr. Reddy's Laboratories (Proprietary) Limited, South Africa amounting to Rs. 3 thousands; previous year: Rs. 3 thousands (rounded off in millions in the Schedule above).
4. Represents equity shares of Dr. Reddy's Laboratories ILAC TICARET Limited SIRKETI, Turkey amounting to Rs. 161 thousands; previous year: Rs. 161 thousands (rounded off in millions in the Schedule above).
5. Represents 20,000 (previous year: 20,000) equity shares of Rs. 10/- each of Shivalik Solid Waste Management Limited, India amounting to Rs. 200 thousands (previous year: Rs. 200 thousands) (rounded off in millions in the Schedule above).
6. During the current year, the Company concluded a legal reorganization to amalgamate its wholly owned subsidiary, Perlecan Pharma Private Limited ("Perlecan"), into its own operations. The appropriate High Court approval was received by the Company during June 2009, Also refer Note 22 of Schedule 20.
7. During the current year, a provision of Rs. 713 has been reversed since there is a rise in the value of investment in Aurigene Discovery Technologies Limited, India and an amount of Rs. 321 has been provided for decline other than temporary, in the value of investment in Reddy Pharma Iberia, Spain. Also, a provision of Rs. 245 towards decline in the value of the investment has been reversed in giving effect to the scheme of amalgamation of Perlecan Pharma Private Limited (Refer Note 22 of Schedule 20).

	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
SCHEDULE 7: INVENTORIES		
Stores, spares and packing materials	687	646
Raw materials	3,194	2,785
Work-in-process	3,508	2,599
Finished goods	1,585	1,321
	8,974	**7,351**

	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
SCHEDULE 8: SUNDRY DEBTORS		
(Unsecured)		
Debts outstanding for a period exceeding six months		
Considered good	449	1,811
Considered doubtful	229	184
Other debts		
Considered good	10,156	12,386
	10,834	**14,381**
Less: Provision for doubtful debts	(229)	(184)
	10,605	**14,197**

Schedules to the Balance Sheet (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
SCHEDULE 9: CASH AND BANK BALANCES		
Cash in hand	8	15
Balances with scheduled banks		
In current accounts	235	300
In EEFC current accounts	4	203
In deposit accounts	3,201	3,001
In unclaimed dividend accounts	17	14
In unclaimed fractional share pay order accounts	1	1
Balances with non-scheduled banks outside India		
In current accounts	214	310
	3,680	**3,844**

NOTES:

1. Deposits with scheduled and non-scheduled banks include Rs. 1 (previous year: Rs. 1) representing margin money for letters of credit and bank guarantees.
2. Closing balances and maximum amounts outstanding at any time during the year on current accounts with banks outside India:

	MAXIMUM BALANCE		BALANCE AS AT	
	31 MARCH 2010	31 MARCH 2009	31 MARCH 2010	31 MARCH 2009
Citibank, New York [Note (i)]	382	325	–	129
Credit Bank of Moscow, Moscow [Note (i)]	54	60	1	36
ABN Amro Bank, Romania	45	51	5	51
Royal Bank of Scotland, Almaty	10	19	8	19
Prior Bank, Belarus	10	10	2	10
Societe Generale Yugoslav Bank Ad, Yugoslavia [Note (i)]	–	–	–	–
Exim Bank HCMC, Vietnam	3	3	1	–
Standard Chartered Grindlays Bank, Sri Lanka	2	2	1	2
Citibank, Malaysia	1	1	–	1
Citibank NA, China	9	10	4	10
Ukreximbank, Ukraine	7	10	5	1
National Bank of Dubai, UAE	8	10	7	10
Standard Chartered Bank, Ghana [Note (i)]	–	–	–	–
Union Bank of Switzerland, Basel	3	13	3	3
National Bank for Foreign Economic Activity, Uzbekistan	–	1	–	–
PJSCB "ALP JAMOL BANK", Uzbekistan	2	4	1	2
Myanma Investment And Commercial Bank, Yangoon	2	1	2	1
Banca Canarias De, Venezuela	–	3	–	–
Union Bank, Philippines	–	2	–	–
Citibank, Moscow	67	5	28	1
Bank of Shanghai, China [Note (i)]	–	–	–	–
Banco Canarias, Venezuela	54	98	1	22
Banco de Venezuela	165	13	89	5
Banco Mercantil, Venezuela	49	17	49	3
Banco Santander, Venezuela	11	16	–	4
Mercantil Commerce Bank, Venezuela	11	–	7	4
			214	**310**

NOTE:

(i) Amounts in Rs. Thousands (rounded off in millions in the Schedule above)

Schedules to the Balance Sheet (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 9: CASH AND BANK BALANCES (CONTINUED)

	MAXIMUM BALANCE*		BALANCE AS AT*	
	31 MARCH 2010	31 MARCH 2009	31 MARCH 2010	31 MARCH 2009
Citibank, New York	382,240	325,000	26	129,000
Credit Bank of Moscow, Moscow	54,000	60,000	463	36,000
Societe Generale Yugoslav Bank Ad, Yugoslavia	–	44	–	–
Standard Chartered Bank, Ghana	–	4	–	–
Bank of Shanghai, China	170	184	16	170
			505	**165,170**

* Amount in Rs. Thousands

	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
SCHEDULE 10: LOANS AND ADVANCES		
(Unsecured)		
Considered good		
Loans and advances to wholly owned subsidiary companies, step down subsidiary companies, joint venture and associates	8,269	9,574
Advances to material suppliers	515	329
Staff loans and advances	38	66
Interest accrued but not due	18	6
Other advances recoverable in cash or in kind or for value to be received	2,130	1,538
Advance tax (net of provision for income taxes Rs. 7,504, previous year: Rs. 5,321)	81	113
MAT credit entitlement (net of provision for income tax Rs. Nil, previous year: Rs. 25)	–	–
Balances with customs, central excise etc.	1,698	1,333
Deposits	252	126
Considered doubtful		
Advance towards investment	8	8
Loans and advances to a wholly owned subsidiary companies, step down subsidiaries, joint venture and associates	763	827
Other advances recoverable in cash or in kind or for value to be received	58	75
	13,830	**13,995**
Less: Provision for doubtful loans and advances	(829)	(910)
	13,001	**13,085**

Staff loans and advances include:

Loans to an officer of the Company Rs. Nil (previous year: Rs. Nil)

[Maximum amount outstanding at anytime during the year Rs. Nil (previous year: Rs. Nil)]

Schedules to the Balance Sheet (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 10: LOANS AND ADVANCES (CONTINUED)

Loans and advances to wholly owned subsidiary companies, step down subsidiary companies, joint ventures and associates comprise:

	BALANCE AS AT		MAXIMUM AMOUNT OUTSTANDING AT ANY TIME DURING THE YEAR ENDED	
	31 MARCH 2010	31 MARCH 2009	31 MARCH 2010	31 MARCH 2009
Aurigene Discovery Technologies Limited, India	391	359	555	359
DRL Investments Limited, India	9	9	9	9
Cheminor Investments Limited, India (Note 3)	–	–	–	–
Reddy Antilles N.V., Netherlands	247	295	247	295
Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil	757	685	761	685
Dr. Reddy's Bio-sciences Limited, India	62	62	62	79
Dr. Reddy's Laboratories Inc., USA	9	–	33	13
Dr. Reddy's Laboratories (Proprietary) Limited, South Africa	8	7	8	11
APR LLC, USA	120	106	120	106
Lacock Holdings Limited, Cyprus (Refer Note 24, Schedule 20)	3,640	3,355	3,995	3,355
Industrias Quimicas Falcon de Mexico, SA de C.V., Mexico	1,424	1,463	1,517	1,675
Dr. Reddy's Laboratories SA, Switzerland (Note 4)	2,112	3,830	2,321	3,830
Dr. Reddy's Laboratories (Australia) Pty Limited, Australia	221	50	221	50
Macred India Private Limited, India	–	180	180	180
Dr. Reddy's Laboratories ILAC TICARET Limited SIRKETI, Turkey (Note 3)	–	–	–	–
Perlecan Pharma Private Limited, India	–	–	–	764
Dr. Reddy's New Zealand Limited, New Zealand (formerly Affordable Health Care Limited)	–	–	–	8
Dr. Reddy's Laboratories (EU) Limited, UK (Note 3)	16	–	16	–
Chirotech Technologies Limited, UK	15	–	16	4
Dr. Reddy's Laboratories (UK) Limited, UK	1	–	1	–
	9,032	**10,401**		

NOTES:

1. The loans and advances in the nature of loans to the subsidiaries and step down subsidiaries are repayable on demand except for Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil, Dr. Reddy's Laboratories (Proprietary) Limited, South Africa and Lacock Holdings Limited, Cyprus, where the repayment schedule is beyond seven years. In respect of amounts receivable from Industrias Quimicas Falcon de Mexico, SA de C.V., Mexico and Lacock Holdings Limited, Cyprus settlement is neither planned nor likely to occur in foreseeable future. All these loans are interest free loans except for the following loans:

LOAN TO	INTEREST RATE PER ANNUM
Dr. Reddy's Laboratories (Proprietary) Limited, South Africa	6%
Lacock Holdings Limited, Cyprus	4.75% – 5%
Industrias Quimicas Falcon de Mexico, S.A.de.C.V. (Falcon)	MXN TIIE 28d plus 1.5%
Dr. Reddy's Laboratories (Australia) Pty. Limited, Australia	9%
Dr. Reddy's Laboratories SA, Switzerland	LIBOR plus 200 bps
Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil	6%

2. There are no investments made by the loanees in the Company and in any of its subsidiaries except in respect of Aurigene Discovery Technologies Limited, Dr. Reddy's Laboratories Inc., Reddy Antilles N.V., Reddy Holding GmbH, Dr. Reddy's Laboratories SA, Switzerland, Dr. Reddy's Laboratories (EU) Limited and Lacock Holdings Limited which have made investments in their wholly owned subsidiaries or subsidiaries.

3. Amounts in Rs. thousands (rounded of in millions in the Schedule above).

	BALANCE AS AT		MAXIMUM AMOUNT OUTSTANDING AT ANY TIME DURING THE YEAR ENDED	
	31 MARCH 2010	31 MARCH 2009	31 MARCH 2010	31 MARCH 2009
Cheminor Investments Limited, India	7	7	7	7
Dr. Reddy's Laboratories ILAC TICARET Limited SIRKETI, Turkey	–	112	–	112
Dr. Reddy's Laboratories (EU) Limited, UK	15,733	16	15,733	16
	15,740	**135**		

4. Includes advance towards share application money pending allotment Rs. Nil (previous year: Rs. 2,948)

Schedules to the Balance Sheet (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
SCHEDULE 11: CURRENT LIABILITIES		
Sundry creditors		
Due to medium and small enterprises (Note 1-2)	166	50
Others (Note 3)	11,777	7,750
Payable to subsidiary companies, step down subsidiaries, joint ventures and associates	2,385	2,577
Interest accrued but not due on loan	–	10
Unclaimed dividends *	17	14
Trade deposits	50	37
Other Liabilities	80	64
	14,475	**10,502**

* Investor Protection and Education Fund is being credited by the amounts of unclaimed dividends after seven years from the due date.

NOTES:

1. The principal amount paid and that remaining unpaid as at 31 March 2010 in respect of enterprises covered under the "Micro, Small and Medium Enterprises Development Act, 2006" (MSMDA) are Rs. 2,960 (previous year: Rs. 1,187) and Rs. 154 (previous year: Rs. 45) respectively. The interest amount computed based on the provisions under Section 16 of the MSMDA Rs. 12 (previous year: Rs. 5) is remaining unpaid as of 31 March 2010. The interest that remained unpaid as at 31 March 2009 was paid during the year.
2. The list of undertakings covered under MSMDA were determined by the Company on the basis of information available with the Company and have been relied upon by the auditors.
3. Sundry creditors others, includes certain obligations under research and development arrangements, refer Note 21 of Schedule 20.

	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
SCHEDULE 12: PROVISIONS		
Proposed dividend	1,900	1,053
Tax on proposed dividend	316	178
Provision for		
Gratuity (Refer Note 19, Schedule 20)	3	64
Compensated absences	146	40
Long service award benefits (Refer Note 19, Schedule 20)	53	–
	2,418	**1,335**

Schedules to the Profit and Loss Account

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
SCHEDULE 13: OTHER INCOME		
Interest income		
On fixed deposits (gross, tax deducted at source: Rs. 24; previous year: Rs. 43)	188	164
On loans to subsidiaries and joint venture	351	320
On non-trade investments (gross, tax deducted at source: Rs. Nil; previous year: Rs. 1)	–	4
On others	41	49
Dividend from mutual fund units	48	53
Sale of spent chemicals	209	211
Profit on sale of fixed assets, net	–	13
Profit on sale of investments	–	87
Royalty income from subsidiary	10	6
Reversal of provision for decline in the value of long-term investments (Refer Note 7 of Schedule 6)	713	–
Foreign exchange gain, net	340	–
Miscellaneous income	224	96
	2,124	**1,003**

	FOR THE YEAR ENDED 31 MARCH 2010		FOR THE YEAR ENDED 31 MARCH 2009	
SCHEDULE 14: MATERIAL COSTS				
(a) Net (increase) / decrease in stock				
Opening				
Work-in-process	2,599		2,227	
Finished goods	1,321	3,920	1,052	3,279
Closing				
Work-in-process	3,508		2,599	
Finished goods	1,585	5,093	1,321	3,920
Net (increase)		(1,173)		(641)
(b) Raw materials consumed		11,005		9,212
(c) Stores, chemicals, spares and packing material consumed		2,534		3,564
(d) Purchase of traded goods		2,455		2,564
		14,821		**14,699**

NOTES:

1. Raw materials consumed include Rs. 1,077 (previous year: Rs. 486) being stocks written-off / written-down, Rs. 170 (previous year: Rs. 191) being cost of samples issued and is net of Rs. 2,596 (previous year: Rs. 2,166) being sale of raw materials.
2. Raw material consumption is net of DEPB credit availed amounting to Rs. 166 (previous year: Rs. 534).

Schedules to the Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
SCHEDULE 15: PERSONNEL COSTS		
Salaries, wages and bonus	4,156	3,243
Contribution to provident and other funds	234	250
Workmen and staff welfare expenses	517	443
Amortization of deferred stock compensation cost	193	197
	5,100	**4,133**

	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
SCHEDULE 16: OPERATING AND OTHER EXPENSES		
Power and fuel	1,041	900
Repairs and maintenance		
Buildings	58	74
Plant and machinery	848	760
Others	525	397
Rent	116	128
Rates and taxes	89	56
Insurance	91	186
Travelling and conveyance	395	515
Communication	140	160
Advertisements	77	159
Commission on sales	290	329
Carraige outwards	1,282	1,331
Other selling expenses	2,789	2,668
Printing and stationery	79	81
Donations	139	139
Legal and professional charges	773	664
Bad debts written-off (is net of adjustment against provision for doubtful debts of Rs. 34; previous year: Rs. 21)	6	119
Provision for doubtful debt, net	79	(8)
Advance written off (is net of adjustment against provision for doubtful advances Rs. Nil; previous year: Rs. 7)	–	–
Provision for doubtful advances, net	(81)	486
Foreign exchange loss, net	–	363
Directors' sitting fees (Rs. 339 thousands; previous year: Rs. 250 thousands, rounded off in millions)	–	–
Directors' remuneration	257	189
Auditors' remuneration	16	8
Bank charges	49	89
Loss on sale of fixed assets, net	5	–
Sundry expenses	366	293
	9,429	**10,086**

Schedules to the Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
SCHEDULE 17: RESEARCH AND DEVELOPMENT EXPENSES		
Personnel costs	1,088	1,167
Clinical trial expenses	615	860
Consumables / spares	1,083	839
Legal and professional charges	81	73
Power and fuel	91	112
Other expenses	685	796
	3,643	**3,847**

	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
SCHEDULE 18: FINANCE CHARGES		
Interest on packing credit loan	41	149
Other finance charges	70	36
	111	**185**

	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
SCHEDULE 19: INCOME TAXES		
Current taxes		
Domestic taxes	2,565	1,538
Deferred taxes		
Domestic taxes	(154)	35
Fringe benefit tax	(24)	113
	2,387	**1,686**

Schedules to the Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS

1. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of preparation

The financial statements of Dr. Reddy's Laboratories Limited ("DRL" or "the Company") have been prepared and presented in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis. GAAP comprises accounting standards notified by the Central Government of India under Section 211 (3C) of the Companies Act, 1956, other pronouncements of Institute of Chartered Accountants of India, the provisions of Companies Act, 1956 and guidelines issued by Securities and Exchange Board of India. The financial statements are rounded off to the nearest million.

b) Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities on the date of the financial statements and reported amounts of revenues and expenses for the year. Actual results could differ from these estimates. Any revision to accounting estimates is recognised prospectively in the current and future periods.

c) Fixed assets and depreciation

Fixed assets are carried at the cost of acquisition or construction less accumulated depreciation. The cost of fixed assets includes non-refundable taxes, duties, freight and other incidental expenses related to the acquisition and installation of the respective assets. Borrowing costs directly attributable to acquisition or construction of those fixed assets which necessarily take a substantial period of time to get ready for their intended use are capitalised.

Advances paid towards the acquisition of fixed assets outstanding at each balance sheet date and the cost of fixed assets not ready for their intended use before such date are disclosed under capital work-in-progress.

Depreciation on fixed assets is provided using the straight-line method at the rates specified in Schedule XIV to the Companies Act, 1956 or based on the useful life of the assets as estimated by Management, whichever is higher. Depreciation is calculated on a pro-rata basis from the date of installation till the date the assets are sold or disposed. Individual assets costing less than Rs. 5,000/- are depreciated in full in the year of acquisition. Assets acquired on finance leases are depreciated over the period of the lease agreement or the useful life whichever is shorter.

The Management's estimates of the useful lives for various categories of fixed assets are given below:

	YEARS
Buildings	
– Factory and administrative buildings	20 to 30
– Ancillary structures	3 to 10
Plant and machinery	3 to 15
Electrical equipment	5 to 15
Laboratory equipment	5 to 15
Furniture, fixtures and office equipment (other than computer equipment)	4 to 8
Computer equipment	3
Vehicles	4 to 5
Library	2
Leasehold vehicles	3

d) Intangible assets and amortization

Intangible assets are recorded at the consideration paid for acquisition. Intangible assets are amortised over their estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The management estimates the useful lives for the various intangible assets as follows:

	YEARS
Customer contracts	2 to 5
Technical know-how	10
Non-compete fees	1.5 to 10
Patents, trademarks, etc	3 to 10
(including marketing / distribution rights)	

e) Investments

Long-term investments are carried at cost less any other-than-temporary diminution in value, determined separately for each individual investment. The reduction in the carrying amount is reversed when there is a rise in the value of the investment or if the reasons for the reduction no longer exist.

Current investments are carried at the lower of cost and fair value. The comparison of cost and fair value is done separately in respect of each category of investment.

Schedules to the Balance Sheet I Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

f) Inventories

Inventories are valued at the lower of cost and net realisable value. Cost of inventories comprises all cost of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

The methods of determining cost of various categories of inventories are as follows:

Raw materials	First-in-first-out (FIFO)
Stores and spares and packing materials	Weighted average method
Work-in-process and finished goods (manufactured)	FIFO and including an appropriate share of production overheads
Finished goods (traded)	Specific identification method

g) Research and development

Revenue expenditure on research and development is expensed as incurred. Capital expenditure incurred on research and development is capitalised as fixed assets and depreciated in accordance with the depreciation policy of the Company.

h) Employee benefits

Contributions payable to an approved gratuity fund (a defined benefit plan), determined by an independent actuary at the balance sheet date, are charged to the Profit and Loss Account. Provision for compensated absences is made on the basis of actuarial valuation at the balance sheet date, carried out by an independent actuary. Contributions payable to the recognised provident fund and approved superannuation scheme, which are defined contribution schemes, are charged to the Profit and Loss Account. All actuarial gains and losses arising during the year are recognized in the Profit and Loss Account of the year.

i) Foreign currency transactions and balances

Foreign currency transactions are recorded using the exchange rates prevailing on the dates of the respective transactions. Exchange differences arising on foreign currency transactions settled during the year are recognised in the Profit and Loss Account.

Monetary assets and liabilities denominated in foreign currencies as at the balance sheet date, not covered by forward exchange contracts, are translated at year-end rates. The resultant exchange differences are recognised in the Profit and Loss Account. Non-monetary assets are recorded at the rates prevailing on the date of the transaction.

Income and expenditure items at representative offices are translated at the respective monthly average rates. Monetary assets at representative offices at the balance sheet date are translated using the year-end rates. Non-monetary assets are recorded at the rates prevailing on the date of the transaction.

Forward contracts are entered into to hedge the foreign currency risk of the underlying outstanding at the balance sheet date. The premium or discount on all such contracts is amortized as income or expense over the life of the contract. Any profit or loss arising on the cancellation or renewal of forward contracts is recognised as income or expense for the period.

In relation to the forward contracts entered into to hedge the foreign currency risk of the underlying outstanding at the balance sheet date, the exchange difference is calculated and recorded in accordance with AS-11 (revised). The exchange difference on such a forward exchange contract is calculated as the difference of the foreign currency amount of the contract translated at the exchange rate at the reporting date, or the settlement date where the transaction is settled during the reporting period and the corresponding foreign currency amount translated at the later of the date of inception of the forward exchange contract and the last reporting date. Such exchange differences are recognized in the Profit and Loss Account in the reporting period in which the exchange rates change.

Exchange differences arising on a monetary item that, in substance, forms part of an enterprise's net investment in a non-integral foreign operation has been accumulated in a foreign currency translation reserve in the enterprise's financial statements until the disposal of the net investment, at which time they should be recognised as income or as expense.

j) Derivative instruments and hedge accounting

The Company uses foreign exchange forward contracts and options to hedge its movements in foreign exchange rates and does not use the foreign exchange forward contracts and options for trading or speculative purposes.

Pursuant to ICAI Announcement "Accounting for Derivatives" on the early adoption of Accounting Standard AS-30 "Financial Instruments: Recognition and Measurement", the Company has adopted the Standard, to the extent that the adoption does not conflict with existing mandatory accounting standards and other authoritative pronouncements, Company law and other regulatory requirements.

The Company classifies foreign currency options in respect of the forecasted transactions at the inception of each contract meeting the hedging criterion, as cash flow hedges. Changes in the fair value of options classified as cash flow hedges are recognised directly in shareholders' funds (under the head "Hedging Reserves") and are reclassified into the Profit and Loss Account upon the occurrence of the hedged transaction. The gains / losses on options designated as cash flow hedges are included along with the underlying hedged forecasted transactions. The exchange differences relating to options not designated as cash flow hedges are recognised in the Profit and Loss Account as they arise. Further, the changes in fair value relating to the ineffective portion of the cash flow hedges are recognised in the Profit and Loss Account as they arise.

Schedules to the Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

k) Revenue recognition

Revenue from sale of goods is recognised when significant risks and rewards in respect of ownership of products are transferred to customers. Revenue from domestic sales of generic products is recognized upon delivery of products to stockists by clearing and forwarding agents of the Company. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized on delivery of products to customers, from the factories of the Company. Revenue from export sales is recognized when the significant risks and rewards of ownership of products are transferred to the customers, which is based upon the terms of the applicable contract.

Revenue from product sales is stated exclusive of returns, sales tax and applicable trade discounts and allowances.

Service income is recognised as per the terms of contracts with customers when the related services are performed, or the agreed milestones are achieved.

Dividend income is recognised when the unconditional right to receive the income is established. Income from interest on deposits, loans and interest bearing securities is recognised on the time proportionate method.

Export entitlements are recognised as income when the right to receive credit as per the terms of the scheme is established in respect of the exports made and where there is no significant uncertainty regarding the ultimate collection of the relevant export proceeds.

The Company enters into certain dossier sales, licensing and supply arrangements with certain third parties. These arrangements include certain performance obligations by the Company. Revenue from such arrangements is recognized in the period in which the Company completes all its performance obligations.

l) Income-tax expense

Income tax expense comprises current tax and deferred tax charge or credit.

Current tax

The current charge for income taxes is calculated in accordance with the relevant tax regulations applicable to the Company.

Deferred tax

Deferred tax charge or credit reflects the tax effects of timing differences between accounting income and taxable income for the period. The deferred tax charge or credit and the corresponding deferred tax liabilities or assets are recognised using the tax rates that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets are recognised only to the extent there is reasonable certainty that the assets can be realised in future; however, where there is unabsorbed depreciation or carry forward of losses, deferred tax assets are recognised only if there is a virtual certainty of realisation of such assets. Deferred tax assets are reviewed at each balance sheet date and is written-down or written-up to reflect the amount that is reasonably / virtually certain (as the case may be) to be realised. The break-up of the major components of the deferred tax assets and liabilities as at balance sheet date has been arrived at after setting off deferred tax assets and liabilities where the Company has a legally enforceable right to set-off assets against liabilities and where such assets and liabilities relate to taxes on income levied by the same governing taxation laws.

m) Earnings per share

The basic earnings per share ("EPS") is computed by dividing the net profit after tax for the year by the weighted average number of equity shares outstanding during the year. For the purpose of calculating diluted earnings per share, net profit after tax for the year and the weighted average number of shares outstanding during the year are adjusted for the effects of all dilutive potential equity shares. The dilutive potential equity shares are deemed converted as of the beginning of the period, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares).

n) Employee stock option schemes

In accordance with the Securities and Exchange Board of India guidelines, the excess of the market price of shares, at the date of grant of options under the Employee stock option schemes, over the exercise price is treated as employee compensation and amortised over the vesting period.

o) Provisions and contingent liabilities

The Company creates a provision when there is a present obligation as a result of a past event that probably requires an outflow of resources and a reliable estimate can be made of the amount of the obligation. A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

p) Impairment of assets

The Company assesses at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset. If such recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognised in the Profit and Loss Account. If at the balance sheet date there is an indication that if a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the asset is reflected at the recoverable amount subject to a maximum of depreciated historical cost.

Schedules to the Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

q) Leases

Assets taken on lease where the company acquires substantially the entire risks and rewards incidental to ownership are classified as finance leases. The amount recorded is the lesser of the present value of minimum lease rental and other incidental expenses during the lease term or the fair value of the assets taken on lease. The rental obligations, net of interest charges, are reflected as secured loans. Leases that do not transfer substantially all the risks and rewards of ownership are classified as operating leases and recorded as expense as and when the payments are made over the lease term.

Schedules to the Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

2. COMMITMENTS AND CONTINGENT LIABILITIES

		AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
i)	Commitments / contingent liabilities:		
(a)	Guarantees issued by banks	94	90
(b)	Guarantees issued by the Company on behalf of subsidiaries, associates and joint venture	16,527	17,749
(c)	Letters of credit outstanding	20	329
(d)	Contingent consideration payable in respect of subsidiaries acquired	12	12
ii)	Claims against the Company not acknowledged as debts in respect of:		
(a)	Income tax matters, pending decisions on various appeals made by the Company and by the Department	521	541
(b)	Excise matters, under dispute	1	1
(c)	Custom matters, under dispute	97	36
(d)	Sales tax matters, under dispute	151	28
(e)	Other matters, under dispute	5	–
(f)	Demand for payment to the credit of the Drug Prices Equalisation Account under Drugs (Price Control) Order, 1995 which is being contested by the Company in respect of few of its products: The Company has provided fully against the potential liability in respect of the principal amount demanded and believes that possibility of any liability that may arise on account of interest (including accumulated demand to date approximately of Rs. 167) and penalty on this demand is remote.		
iii)	Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	2,859	993
iv)	Commitment under Export Promotion Capital Goods (EPCG) scheme	3,835	–
v)	The Company is also involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that the Company expects to be material in relation to its business.		

3. DEFERRED TAXATION

Deferred tax liability, net included in the balance sheet comprises the following:

	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
Deferred tax assets		
Sundry debtors	–	61
Current liabilities and Provisions	190	56
Current assets, loans and advances	23	110
	213	**227**
Deferred tax liability		
Sundry debtors	(56)	–
Losses on cash flow hedging	–	(80)
Excess of depreciation allowable under Income tax law over depreciation provided in accounts	(907)	(1,051)
	(963)	**(1131)**
Deferred tax liability, net	**(750)**	**(904)**

Schedules to the Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

4. EARNINGS PER SHARE (EPS)

The computation of EPS is set out below:

	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Earnings		
Net profit for the year	**8,461**	**5,609**
Shares		
Number of shares at the beginning of the year	168,468,777	168,172,746
Add: Equity shares issued on exercise of vested stock options	376,608	296,031
Total number of equity shares outstanding at the end of the year	**168,845,385**	**168,468,777**
Weighted average number of equity shares outstanding during the year – Basic	168,706,977	168,349,139
Add: Weighted average number of equity shares arising out of outstanding stock options (net of the stock options forfeited) that have dilutive effect on the EPS	1,152,320	1,046,791
Weighted average number of equity shares outstanding during the year – Diluted	**169,859,297**	**169,395,930**
Earnings per share of par value Rs. 5 – Basic (Rs.)	50.15	33.32
Earnings per share of par value Rs. 5 – Diluted (Rs.)	49.81	33.11

5. RELATED PARTY DISCLOSURES

a. The related parties where control exists are the subsidiaries, step down subsidiaries, joint ventures and the partnership firms. There are no other parties over which the Company has control.

b. Related parties where control exists or where significant influence exists and with whom transactions have taken place during the year:

Subsidiaries including step down subsidiaries

- DRL Investments Limited, India;
- Reddy Pharmaceuticals Hong Kong Limited, Hong Kong;
- OOO JV Reddy Biomed Limited, Russia;
- Reddy Antilles N.V., Netherlands;
- Reddy Netherlands BV, Netherlands;
- Reddy US Therapeutics Inc., USA;
- Dr. Reddy's Laboratories Inc., USA;
- Reddy Cheminor S.A., France;
- Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil;
- Cheminor Investments Limited, India;
- Aurigene Discovery Technologies Limited, India;
- Aurigene Discovery Technologies Inc., USA;
- Dr. Reddy's Laboratories (EU) Limited, UK;
- Dr. Reddy's Laboratories (UK) Limited, UK;
- Dr. Reddy's Laboratories (Proprietary) Limited, South Africa;
- OOO Dr. Reddy's Laboratories Limited, Russia;
- Promius Pharma LLC (formerly Reddy Pharmaceuticals LLC, USA);
- Dr. Reddy's Bio-sciences Limited, India;
- Globe Enterprises (a partnership firm in India);
- Trigenesis Therapeutics Inc., USA;
- Industrias Quimicas Falcon de Mexico, SA.de.C.V., Mexico;
- betapharm Arzneimittel GmbH, Germany;

Schedules to the Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

5. RELATED PARTY DISCLOSURES (CONTINUED)

- beta Healthcare Solutions GmbH, Germany;
- beta institute fur sozialmedizinische Forschung und Entwicklung GmbH, Germany;
- Reddy Holding GmbH, Germany;
- Lacock Holdings Limited, Cyprus;
- Reddy Pharma Iberia SA, Spain;
- Reddy Pharma Italia SPA, Italy;
- Dr. Reddy's Laboratories (Australia) Pty. Limited, Australia;
- Dr. Reddy's Laboratories SA, Switzerland;
- Eurobridge Consulting B.V., Netherlands;
- OOO DRS LLC, Russia;
- Aurigene Discovery Technologies (Malaysia) Sdn Bhd;
- Dr. Reddy's New Zealand Limited, New Zealand (formerly Affordable Health Care Limited)
- Macred India Private Limited, India;
- Dr. Reddy's Laboratories ILAC TICARET Limited SIRKETI, Turkey;
- Dr. Reddy's SRL, Italy (formerly Jet Generici SRL);
- Dr. Reddy's Laboratories Lousiana LLC, USA;
- Chirotech Technology Limited, UK;
- Perlecan Pharma Private Limited, India (Amalgamated with the Company vide order dated June 12, 2009 by the High Court of Judicature, Andhra Pradesh, Hyderabad)
- Dr. Reddy's Pharma SEZ Limited (from 8 July 2009); and
- Dr. Reddy's Laboratories International SA, Switzerland (from 24 March 2010)

Associates

• APR LLC	100% Holding in class 'B' equity shares

Joint venture

• Kunshan Rotam Reddy Pharmaceutical Company Limited ("Reddy Kunshan"), China	Enterprise over which the Company exercises joint control with other joint venture partners and holds 51.33 % equity stake.

Enterprises where principal shareholders have control or significant influence ("Significant interest entities")

• Dr. Reddy's Research Foundation ("Research Foundation")	Enterprise over which the principal shareholders ("Research Foundation") have significant influence
• Dr. Reddy's Holdings Limited	Enterprise owned by principal shareholders
• Institute of Life Sciences	Enterprise over which principal shareholders have significant influence

Others

• Diana Hotels Limited	Enterprise owned by relative of a director
• Ms. K Samrajyam	Spouse of Chairman
• Ms. G Anuradha	Spouse of Vice Chairman and Chief Executive Officer
• Ms. Deepti Reddy	Spouse of Managing Director and Chief Operating Officer
• Dr. Reddy's Heritage Foundation	Enterprise in which the Chairman is a director
• Dr. Reddy's Foundation for Human and Social development	Enterprise where principal shareholders are trustees
• S R Enterprises	Enterprise in which relative of a director has significant influence
• K K Enterprises	Enterprise in which relative of a director has significant influence
• A. R. Life Sciences Private Limited	Enterprise in which relative of a director has significant influence

Schedules to the Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

5. RELATED PARTY DISCLOSURES (CONTINUED)

Key Management Personnel represented on the Board

• Dr. K Anji Reddy	Chairman
• Mr. G V Prasad	Vice Chairman and Chief Executive Officer
• Mr. K Satish Reddy	Managing Director and Chief Operating Officer

Non-Executive and Independent Directors on the Board

- Dr. Omkar Goswami
- Mr. Ravi Bhoothalingam
- Mr. Anupam Puri
- Dr. J P Moreau
- Ms. Kalpana Morparia
- Dr. Bruce L A Carter
- Dr. Ashok Sekhar Ganguly (from 23 October 2009)

Schedules to the Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

5. RELATED PARTY DISCLOSURES (CONTINUED)

c. Particulars of related party transactions

The following is a summary of significant related party transactions:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
i. Sales to:		
Subsidiaries including step down subsidiaries and joint ventures:		
Dr. Reddy's Laboratories Inc., USA	11,011	10,205
OOO Dr. Reddy's Laboratories Limited, Russia	3,013	2957
Dr. Reddy's Laboratories (UK) Limited, UK	1,131	1,073
Others	3,015	1,978
Total	**18,170**	**16,213**
Others:		
A. R. Life Sciences Private Limited	156	135
ii. Interest income from subsidiary including step down subsidiaries:		
Lacock Holdings Limited, Cyprus	155	149
Industrias Quimicas Falcon de Mexico, S.A.de.C.V., Mexico	150	144
Others	46	27
Total	**351**	**320**
iii. Royalty income from subsidiary:		
Dr. Reddy's Laboratories (Proprietary) Limited, South Africa	10	6
iv. Service Income:		
Dr. Reddy's Laboratories Inc., USA	139	165
Dr. Reddy's Laboratories (UK) Limited, UK	6	43
Others (Rs. Nil; previous year: Rs. 134 thousands, rounded off in millions)	–	–
Total	**145**	**208**
v. Licence fees, net:		
Dr. Reddy's Laboratories Inc., USA	649	1,597
Others	4	–
Total	**653**	**1,597**
vi. Purchases from:		
Subsidiaries:		
Dr. Reddy's Laboratories SA, Switzerland	253	653
Others		
A. R. Life Sciences Private Limited	275	284
Others	1	6
Total	**276**	**290**
vii. Operating expenses paid / reimbursed to Subsidiaries:		
Industrias Quimicas Falcon de Mexico, S.A.de.C.V., Mexico	3	–
Dr. Reddy's Laboratories Inc., USA	172	181
Dr. Reddy's Laboratories SA, Switzerland	15	202
Others	19	34
Total	**209**	**417**

Schedules to the Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

5. RELATED PARTY DISCLOSURES (CONTINUED)

c. Particulars of related party transactions

The following is a summary of significant related party transactions:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
viii. Contributions made to others for social development:		
Dr. Reddy's Foundation for Human and Social development	97	104
Dr. Reddy's Research Foundation	1	–
ix. Contribution made to subsidiaries and others for research:		
Reddy US Therapeutics Inc., USA	–	195
Others	4	37
Total	**4**	**232**
x. Hotel expenses paid to:		
Diana Hotels Limited	13	13
xi. Rent paid to:		
Key management personnel:		
Dr. K Anji Reddy	–	1
Mr. K Satish Reddy	13	12
Total	**13**	**13**
Others		
Ms. G Anuradha	11	10
Ms. Deepti Reddy	2	2
Ms. K Samrajyam	1	1
Total	**14**	**13**
Rent deposit repaid:		
Dr. K Anji Reddy	1	–
xii. Executive Directors' remuneration	236	170
Directors' sitting fees (Rs. 339 thousands; previous year: Rs. 250 thousands, rounded off in millions)	–	–
xiii. Investment in subsidiaries, joint venture and associates during the year:		
Lacock Holdings Limited, Cyprus	2,524	1,325
Dr. Reddy's Laboratories SA, Switzerland	2,948	–
Perlecan Pharma Private Limited, India (Also refer Note 22 of Schedule 20)	(927)	758
Macred India Private Limited, India	–	1
Dr. Reddy's ILAC Ticaret Limited, Turkey (Rs. Nil; previous year: Rs. 161 thousands, rounded off in millions)	–	–
Dr. Reddy's Laboratories (Australia) Pty. Limited, Australia	38	–
Aurigene Discovery Technologies Limited, India	235	–
Dr. Reddy's Pharma SEZ Limited	1	–
Total	**4,819**	**2,084**
xiv. Sale of assets to subsidiaries:		
Aurigene Discovery Technologies Limited, India	147	–
xv. Provision for decline in the value of long-term investments:		
Perlecan Pharma Private Limited, India	–	112
Reddy Pharma Iberia, Spain	321	–

Schedules to the Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

5. RELATED PARTY DISCLOSURES (CONTINUED)

c. Particulars of related party transactions

The following is a summary of significant related party transactions:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
xvi. Reversal of provision for decline in the value of long-term investments:		
Aurigene Discovery Technologies Limited, India	713	–
Perlecan Pharma Private Limited, India (Refer Note 22 of Schedule 20)	245	–
xvii. Provision for loans given to subsidiary and associate:		
Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil	–	466
xviii. Reversal of provision for loans given to subsidiary and associate:		
Aurigene Discovery Technologies Limited, India	64	–
xix. Bad debts written off:		
OOO Dr. Reddy's Laboratories Limited, Russia	–	55
xx. Advance made to Dr. Reddy's Holdings Limited towards acquisition of land	367	400
xxi. Guarantee given / (released) on behalf of a subsidiary / joint venture:		
Dr. Reddy's Laboratories SA, Switzerland	782	–
Dr. Reddy's Laboratories Inc., USA	(59)	(112)
Lacock Holdings Limited, Cyprus	(1,663)	953
Aurigene Discovery Technologies Limited, India	(224)	(5)
Dr. Reddy's Laboratories SA, Switzerland	–	212
Others	(58)	2
Total	**(1,222)**	**1,050**
xxii. Reimbursement of operating and other expenses by an subsidiary / associate:		
Dr. Reddy's Laboratories SA, Switzerland	1,331	655
Others	48	–
Total	**1,379**	**655**
xxiii. Loan from Perlecan Pharma Private Limited, India	–	384
a) Loan taken and repaid during the year from Dr. Reddy's Holding Limited, India	–	360
b) Interest on above	–	2

Schedules to the Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

5. RELATED PARTY DISCLOSURES (CONTINUED)

d. The Company has the following amounts dues from / to related parties:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
i. Due from related parties:		
Subsidiaries including step down subsidiaries, associates and joint ventures (included in sundry debtors):		
betapharm Arzneimittel GmbH, Germany	438	415
Dr. Reddy's Laboratories SA, Switzerland	1,039	1,033
Dr. Reddy's Laboratories (UK) Limited, UK	479	508
Dr. Reddy's Laboratories Inc., USA	1,778	5,402
OOO Dr. Reddy's Laboratories Limited, Russia	1,267	1,507
Others	577	332
Total	**5,578**	**9,197**
Significant interest entities:		
Dr. Reddy's Holdings Limited, India (included in capital work-in-progress)	**1,447**	**1,080**
Others (included in sundry debtors):		
A. R. Life Sciences Private Limited	–	43
Total	**–**	**43**
ii. Provision outstanding at the end of the year towards dues from subsidiaries including step down subsidiaries, associates and joint ventures (included in sundry debtors):		
OOO Dr. Reddy's Laboratories Limited, Russia	7	7
Reddy Cheminor S.A., France	–	–
Total	**7**	**7**
iii. Due to related parties (included in current liabilities):		
Subsidiaries including step down subsidiaries, associates and joint ventures:		
Dr. Reddy's Laboratories SA, Switzerland	1,907	1,464
Dr. Reddy's Laboratories Inc., USA	195	941
Promius Pharma LLC, USA	135	68
Reddy US Therapeutics Inc., USA	23	54
Others	104	50
Total	**2,364**	**2,577**
Significant interest entities:		
Dr. Reddy's Research Foundation	21	20
Others:		
A. R. Life Sciences Private Limited	20	68
iv. Due to related parties (included in unsecured loans):		
Perlecan Pharma Private Limited, India	–	384

e. Details of remuneration paid to the whole-time and non-whole-time directors are given in Note 6, Schedule 20.

f. Equity held in subsidiaries, associates and a joint venture have been disclosed under "Investment", (Schedule 6). Loans and advances to subsidiaries, joint venture and an associate have been disclosed under "Loans and advances", (Schedule 10).

Schedules to the Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

6. PARTICULARS OF MANAGERIAL REMUNERATION

The remuneration paid to managerial personnel during the year:

PARTICULARS	CHAIRMAN		VICE-CHAIRMAN & CEO		MANAGING DIRECTOR & COO		NON-EXECUTIVE / INDEPENDENT DIRECTORS	
	FOR THE YEAR ENDED 31 MARCH		FOR THE YEAR ENDED 31 MARCH		FOR THE YEAR ENDED 31 MARCH		FOR THE YEAR ENDED 31 MARCH	
	2010	2009	2010	2009	2010	2009	2010	2009
Salaries and allowances	5	5	4	4	4	4	–	–
Commission	100	75	60	40	60	40	21	19
Other perquisites	1	–	1	1	1	1	–	–
	106	**80**	**65**	**45**	**65**	**45**	**21**	**19**

The executive directors are covered under the Company's gratuity policy along with the other employees of the Company. Proportionate amount of gratuity is not included in the aforementioned disclosure.

Computation of net profit and directors' commission under section 309(5) of the Companies Act, 1956 and commission payable to directors:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Profit after taxation as per profit and loss account	8,461	5,609
Add:		
Income tax expense	2,541	1,651
Provision for wealth tax	3	3
Managerial remuneration to directors	257	189
Director sitting fee (Rs. 339 thousands; previous year: Rs. 250 thousands)	–	–
Depreciation as per books of account	2,224	1,936
Loss on sale of fixed assets, net	5	–
	13,491	**9,388**
Less:		
Depreciation as envisaged under Section 350 of the Companies Act, 1956 (Refer Note 1 below)	2,224	1,936
Profit on sale of fixed assets, net	–	13
Profit for the purpose of calculating directors' commission as per the provisions of the Companies Act, 1956	**11,267**	**7,439**
Commission payable to whole-time directors @ 1.95% (previous year: @ 2.08%)	**220**	**155**
Commission payable to non-whole-time directors:		
Maximum allowed as per the Companies Act, 1956 (1%)	113	74
Maximum approved by the shareholders (0.5 %)	56	37
Commission approved by the Board	**21**	**19**

NOTES:

1. The Company depreciates fixed assets based on estimated useful lives that are lower than those implicit in Schedule XIV to the Companies Act, 1956. Accordingly, the rates of depreciation used by the Company are higher than the minimum rates prescribed by Schedule XIV.
2. Stock compensation cost amounting to Rs. 11 (previous year: Rs. 10) pertaining to stock options issued to non-whole time directors have not been considered as remuneration in the table above. The stock options were issued pursuant to shareholders' resolutions on various dates.

Schedules to the Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

7. AUDITOR'S REMUNERATION

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
a) Audit fees	8	7
b) Other charges		
Taxation matters	4	–
Other matters	3	1
c) Reimbursement of out of pocket expenses	1	–
	16	**8**

8. INTEREST IN JOINT VENTURE

The Company has a 51.33 percent interest in Reddy Kunshan, a joint venture in China. Reddy Kunshan is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediates and formulations in China. The contractual arrangement between shareholders of Reddy Kunshan indicates joint control as the minority shareholders, along with the Company, have significant participating rights such that they jointly control the operations of Reddy Kunshan. The aggregate amounts of the assets, liabilities, income and expenses related to the Company's share in Reddy Kunshan as at and for the year ended 31 March 2010 are given below:

PARTICULARS	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
BALANCE SHEET		
Secured loan	22	78
Foreign currency translation reserve	–	3
Fixed assets, net	82	74
Deferred tax assets, net	11	9
Current assets, loans and advances		
Inventories	32	35
Sundry debtors	118	106
Cash and bank balances	10	33
Loans and advances	29	13
Current liabilities		
Current liabilities	97	115
Net current assets	92	72
Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	2	2

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Income statement		
Income		
Sales	405	314
Other income (previous year: Rs. 341 thousands, rounded off in millions)	13	–
Expenditure		
Material costs	130	107
Personnel costs	83	60
Operating and other expenses	135	113
Research and development expenses	5	4
Finance charges	3	5
Depreciation	2	3
Profit / (Loss) before taxation	60	22
Provision for taxation		
– Deferred tax (expense) / benefit	13	(5)
Profit / (Loss) after taxation	73	17

Schedules to the Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

9. EMPLOYEE STOCK OPTION SCHEME

Dr. Reddy's Employees Stock Option Plan-2002 (the DRL 2002 Plan): The Company instituted the DRL 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on 24 September 2001. The DRL 2002 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, "eligible employees"). Under the Scheme, the Compensation Committee of the Board ('the Committee') shall administer the Scheme and grant stock options to eligible directors and employees of the Company and its subsidiaries. The Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for the options issued on the date of the grant. The options issued under the DRL 2002 plan vests in periods ranging between one and four years and generally have a maximum contractual term of five years.

The DRL 2002 Plan was amended on 28 July 2004 at the Annual General Meeting of shareholders to provide for stock options grants in two categories:

Category A: 1,721,700 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 573,778 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs. 5 per option).

The DRL 2002 Plan was further amended on 27 July 2005 at the Annual General Meeting of shareholders to provide for stock option grants in two categories:

Category A: 300,000 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,995,478 stock options out of the total of 2,295,478 reserved for grant of options having exercise price equal to the par value of the underlying equity shares (i.e., Rs. 5 per option).

The fair market value of a share on each grant date falling under Category A above is defined as the average closing price (after adjustment of Bonus issue) for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after getting the approval of the shareholders in the Annual General Meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

As the number of shares that an individual employee is entitled to receive and the price of the option are known at the grant date, the scheme is considered as a fixed grant.

In the case of termination of employment, all non-vested options would stand cancelled. Options that have vested but have not been exercised can be exercised within the time prescribed under each option agreement by the Committee or if no time limit is prescribed, within three months of the date of employment termination, failing which they would stand cancelled.

During the current year, the Company under the DRL 2002 Plan has issued 359,840 options to eligible employees. The vesting period for the options granted varies from 12 to 48 months.

The date of grant, number of options granted, exercise price fixed by the Compensation Committee for respective options and the market price of the shares of the Company on the date of grant is given below:

DATE OF GRANT	NUMBER OF OPTIONS GRANTED	EXERCISE PRICE (RUPEES)	MARKET PRICE (RUPEES) (AS PER SEBI GUIDELINES)
18 May 2009	359,840	5.00	612.95

The Compensation Committee may, after obtaining the approval of the shareholders in the Annual General Meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

9. EMPLOYEE STOCK OPTION SCHEME (CONTINUED)

Stock option activity under the DRL 2002 Plan was as follows:

Stock option activity under the DRL 2002 Plan for the two categories of options was as follows:

CATEGORY A – FAIR MARKET VALUE OPTIONS	YEAR ENDED 31 MARCH 2010			
	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	136,410	Rs. 362.50 – 531.51	Rs. 417.51	42
Grants during the year	–	–	–	–
Expired / forfeited during the year	(3,670)	442.5 – 531.51	512.11	–
Exercised during the year	(32,740)	373.5 – 531.51	451.17	–
Outstanding at the end of the year	**100,000**	Rs. 362.50 – 531.51	Rs. 403.02	38
Exercisable at the end of the year	**80,000**	Rs. 362.50 – 531.51	Rs. 391.78	27

CATEGORY A – FAIR MARKET VALUE OPTIONS	YEAR ENDED 31 MARCH 2009			
	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	158,780	Rs. 362.50 – 531.51	Rs. 421.79	44
Grants during the year	20,000	448.00	448.00	97
Expired / forfeited during the year	(34,500)	441.50 – 442.50	441.92	–
Exercised during the year	(7,870)	441.50 – 531.51	474.32	–
Outstanding at the end of the year	**136,410**	Rs. 362.50 – 531.51	Rs. 417.51	42
Exercisable at the end of the year	**103,910**	Rs. 362.50 – 531.51	Rs. 418.26	30

CATEGORY B – PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2010			
	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	778,486	Rs. 5.00	Rs. 5.00	72
Granted during the year	359,840	5.00	5.00	91
Forfeited during the year	(83,608)	5.00	5.00	–
Exercised during the year	(269,711)	5.00	5.00	–
Outstanding at the end of the year	**785,007**	Rs. 5.00	Rs. 5.00	72
Exercisable at the end of the year	**79,647**	Rs. 5.00	Rs. 5.00	41

CATEGORY B – PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2009			
	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	773,788	Rs. 5.00	Rs. 5.00	74
Granted during the year	355,820	5.00	5.00	91
Forfeited during the year	(135,387)	5.00	5.00	–
Exercised during the year	(215,735)	5.00	5.00	–
Outstanding at the end of the year	**778,486**	Rs. 5.00	Rs. 5.00	72
Exercisable at the end of the year	**100,209**	Rs. 5.00	Rs. 5.00	46

Dr. Reddy's Employees ADR Stock Option Plan-2007 ("the DRL 2007 Plan"):

The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on 27 July 2005. The DRL 2007 Plan came into effect on approval of the Board of Directors on 22 January 2007. The DRL 2007 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, "eligible employees"). Under the DRL 2007 Plan, the Compensation Committee of the Board (the "Compensation Committee") shall administer the DRL 2007 Plan and grant stock options to eligible employees of the Company and its subsidiaries. The Compensation Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant. The options issued under the DRL 2007 plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

Schedules to the Balance Sheet I Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

9. EMPLOYEE STOCK OPTION SCHEME (CONTINUED)

The Compensation Committee may, after obtaining the approval of the shareholders in the Annual General Meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

During the current year, the Company under the DRL 2007 Plan has issued 74,600 options to eligible employees. The vesting period for the options granted varies from 12 to 48 months.

The date of grant, number of options granted, exercise price fixed by the Committee for respective options and the market price of the shares of the Company on the date of grant is given below:

DATE OF GRANT	NUMBER OF OPTIONS GRANTED	EXERCISE PRICE (RUPEES)	MARKET PRICE (RUPEES) (AS PER SEBI GUIDELINES)
18 May 2009	74,600	5.00	612.95

Stock option activity under the DRL 2007 Plan was as follows:

CATEGORY B – PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2010			
	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	156,577	Rs. 5.00	Rs. 5.00	71
Granted during the year	74,600	5.00	5.00	91
Forfeited during the year	(44,630)	5.00	5.00	–
Exercised during the year	(74,157)	5.00	5.00	–
Outstanding at the end of the year	**112,390**	Rs. 5.00	Rs. 5.00	74
Exercisable at the end of the year	**2,250**	Rs. 5.00	Rs. 5.00	47

CATEGORY B – PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2009			
	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	182,778	Rs. 5.00	Rs. 5.00	73
Granted during the year	74,400	5.00	5.00	89
Forfeited during the year	(28,175)	5.00	5.00	–
Exercised during the year	(72,426)	5.00	5.00	–
Outstanding at the end of the year	**156,577**	Rs. 5.00	Rs. 5.00	71
Exercisable at the end of the year	**24,012**	Rs. 5.00	Rs. 5.00	52

The Company has followed intrinsic method of accounting based on which a compensation expense of Rs. 193 (previous year: Rs. 197) has been recognized in the Profit and Loss Account (Refer Schedule 15).

Schedules to the Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

10. UTILISATION OF FUNDS RAISED ON ADS ISSUE

In November 2006, the Company made a public offering of its American Depository Shares (ADS) to international investors. The offering consisted of 14,300,000 ADS representing 14,300,000 equity shares having face value of Rs. 5 each, at an offering price of US$ 16 per ADS. The aggregate funds raised by such issue was Rs. 10,014 (net of share issue expenses of Rs. 227). The equity shares represented by the ADS carry equivalent rights with respect to voting and dividends as the ordinary equity shares.

The utilisation of the funds raised on ADS issue is as follows:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Working capital requirements	Nil	3,060
Advance towards investment in: Dr. Reddy's Laboratories SA, Switzerland	Nil	2,948
Total utilization during the year	**Nil**	**6,008**

NOTE: Foreign exchange loss has not been considered above.

The information required as per clause 4C and 4D and notes thereon of Part II of Schedule VI to the Companies Act, 1956

11. CAPACITY AND PRODUCTION

Installed capacity and production

CLASS OF GOODS	UNIT	AS AT 31 MARCH 2010		AS AT 31 MARCH 2009	
		INSTALLED CAPACITY (ii)	ACTUAL PRODUCTION	INSTALLED CAPACITY (ii)	ACTUAL PRODUCTION
Formulations (iii)	Million units	5,581*	4,282	3,440*	4,298
Active pharmaceutical ingredients and intermediates (API) (iv)	Tonnes	3,831	3,267	3,912	3,327
Generics	Million Units	10,014	6,578	9,200	4,770
Biotechnology**	Grams	–	6,951	–	4,787

* On single shift basis

** Exempted from the licensing provisions of industries (Development and Regulation) Act, 1951 in terms of notification No. S.O. 477(E) dated 25 July 1991. Installed capacities are variable and subject to changes in product mix, and utilisation of manufacturing facilities given the nature of production

NOTES:

(i) In terms of press Note no 4 (1994 series) dated October 25, 1994 issued by the department of Industrial Development, Ministry of Industry, Government of India and Notification no. S.O. 137 (E) dated March 01, 1999 issued by the Department of industrial Policy and Promotion, Ministry of Industry, Government of India, Industrial licencing has been abolished in respect of bulk drugs and formulations. Hence there are no registered / Licenced capacities for these bulk drugs and formulations.

(ii) Installed capacities are as certified by Management and have not been verified by the auditors as this is a technical matter.

(iii) Actual production of Formulations includes 292 million units (previous year: 326 million units) produced on loan licensing basis from outside parties.

(iv) Actual production of API includes 822 tonnes (previous year: 722 tonnes) produced on loan licensing basis from outside parties.

Schedules to the Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

12. PARTICULARS OF PRODUCTION, SALE AND STOCK

	OPENING STOCK		PRODUCTION	PURCHASES		SALES **		CLOSING STOCK	
CLASS OF GOODS	QUANTITY	VALUE	QUANTITY	TRADED GOODS (UNITS)	VALUE	QUANTITY	VALUE	QUANTITY	VALUE
Formulations (Million units)	601	792	4,282	606	1,384	4,856	16,932	633	778
	(548)	(571)	(4,298)	(369)	(1,210)	(4,614)	(14,744)	(601)	(792)
Active pharmaceutical ingredients and intermediates (Tonnes)	79	215	3,267	626	818	3,794*	17,319	178	321
	(219)	(380)	(3,327)	(513)	(701)	(3,980)*	(16,315)	(79)	(215)
Generics (Million units)	70	110	6,578	–	–	6,178	11,363	470	356
	(16)	(68)	(4770)	–	–	(4,716)	(10,197)	(70)	(110)
Biotechnology (Grams)	564	6	6,951	–	–	7,370	504	145	6
	(478)	(11)	(4,788)	–	–	(4,702)	(396)	(564)	(6)
Custom Pharmaceutical Services (Kgs)	172,220	198	–	198,000	253	1,000,663	1,846	90,520	124
	(12,800)	(22)	–	(1,164,307)	(653)	(1,004,887)	(2,297)	(172,220)	(198)
Total		**1,321**			**2,455**		**47,964**		**1,585**
							(43,949)		
Less: Inter segmental Sales							3,637		
							(3,530)		
Sales (Gross of excise duty) as per profit and loss account							**44,327**		
Previous year		(1,052)			(2,564)		(40,419)		(1,321)

* Includes captive consumption of active pharmaceutical ingredients 1,215 tonnes (previous year: 722 tonnes)

** Sales are net of samples, rejections and damages but include inter segmental sales.

Figures in brackets represent the numbers for the previous year.

13. RAW MATERIALS CONSUMED DURING THE YEAR

	2010		2009	
RAW MATERIALS	QUANTITY (KGS)	VALUE	QUANTITY (KGS)	VALUE
Recemiac-2-azabicyclo (3,3,0) Octane	–	–	1,284	14
2 4-Dichloro-5-Fluoro Acetophenone	439,986	176	472,098	209
Isobutyl Aceto Phenone (HVD)	–	–	184,004	38
2-Acetyl-6-Methoxy Naphthalene	915,200	390	1,244,940	608
Methanol	10,691,128	149	9,091,644	184
Toluene	4,079,487	179	4,320,405	200
Isopropyl Alcohol IP	2,057,419	109	2,015,837	119
Fluoro Quinolonic Acid	524,245	425	483,121	429
(4R-Cis-1,1Dimethylethyl, 1-6-Cynaomethyl)	8,493	101	4,175	56
Others		9,476		7,355
Total		**11,005**		**9,212**

'Others' include no item which in value individually accounts for 10 percent or more of the total value of raw materials consumed.

Schedules to the Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

14. DETAILS OF IMPORTED AND INDIGENOUS RAW MATERIALS, SPARE PARTS, CHEMICALS, PACKING MATERIALS AND COMPONENTS CONSUMED

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2010		FOR THE YEAR ENDED 31 MARCH 2009	
	VALUE	% OF TOTAL CONSUMPTION	VALUE	% OF TOTAL CONSUMPTION
Raw materials				
Imported	3,342	30%	3,570	39%
Indigenous	7,663	70%	5,642	61%
	11,005		**9,212**	
Stores, chemicals, spares and packing materials				
Imported	332	13%	301	8%
Indigenous	2,203	87%	3,263	92%
	2,534		**3,564**	

15. CIF VALUE OF IMPORTS

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Raw materials	4,864	5,538
Capital equipment (including spares and components)	1,107	1,355
	5,971	**6,893**

16. EARNINGS IN FOREIGN CURRENCY

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Exports on FOB basis	30,138	28,925
Interest on deposits with banks	–	–
Interest on loan to subsidiaries	351	320
Service income and license fees	1,111	1,979
Royalty income	10	6
Others	4	3
	31,614	**31,233**

17. EXPENDITURE IN FOREIGN CURRENCY

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Travelling	60	100
Legal and professional fees	666	523
Bio-studies expenses	206	56
Other expenditure	3,311	4,237
	4,243	**4,916**

Schedules to the Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

18. HEDGING AND DERIVATIVES

YEAR ENDED 31 MARCH 2010

CATEGORY	CURRENCY	CROSS CURRENCY	AMOUNT	BUY / SELL	PURPOSE
Forward Contract	USD	INR	166	Sell	Hedging

YEAR ENDED 31 MARCH 2009

CATEGORY	CURRENCY	CROSS CURRENCY	AMOUNT	BUY / SELL	PURPOSE
Forward Contract	USD	INR	67	Sell	Hedging
Forward Contract	USD	INR	3	Buy	Hedging
Forward Contract	EURO	USD	8	Sell	Hedging
Forward Contract	GBP	USD	8	Sell	Hedging

The following are the outstanding foreign currency options, which are classified as cash flow hedges and effective as at:

YEAR ENDED 31 MARCH 2010

CURRENCY	CROSS CURRENCY	NO OF CONTRACTS	AMOUNT	GAIN / (LOSS)
USD	INR	6	USD 180	Rs. 267

YEAR ENDED 31 MARCH 2009

CURRENCY	CROSS CURRENCY	NO OF CONTRACTS	AMOUNT	GAIN / (LOSS)
USD	INR	2	USD 120	Rs. (237)

The year end foreign currency exposures that have not been hedged by a derivative instrument or otherwise are given below:

CURRENCY	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
EURO	18	5
GBP	8	–

The above exposures represent amounts receivable in foreign currency.

19. EMPLOYEE BENEFIT PLANS

The following table set out the status of the gratuity plan as required under AS-15 (Revised)

Reconciliation of opening and closing balances of the present value of the defined benefit obligation

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Opening defined benefit obligation	398	319
Current service cost	48	41
Interest cost	29	27
Actuarial losses / (gain)	17	44
Liabilities assumed on account of acquisition / (Settled on Divestiture)	(10)	–
Benefits paid	(30)	(33)
Closing defined benefit obligation	**452**	**398**

Schedules to the Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

19. EMPLOYEE BENEFIT PLANS (CONTINUED)

Change in the Fair value of assets

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Opening fair value of plan assets	334	289
Expected return on plan assets	25	21
Actuarial gains / (losses)	26	(7)
Contributions by employer	94	64
Benefits paid	(30)	(33)
Closing fair value of plan assets	**449**	**334**

Amount recognized in Balance Sheet

PARTICULARS	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
Present value of funded obligations	452	398
Fair value of plan assets	(449)	(334)
Net Liability	**3**	**64**
Amounts in the balance sheet		
Provision for gratuity	3	64
Net liability / (asset)	**3**	**64**

Expense recognized in statement of Profit and Loss Account

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Current service cost	49	41
Interest on defined benefit obligation	29	27
Expected return on plan assets	(26)	(21)
Net actuarial losses / (gains) recognized in year	(9)	51
Amount, included in "Employee benefit expense"	**43**	**98**
Actual return on plan assets	52	14

Asset Information

CATEGORY OF ASSETS	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
Government of India securities	2%	3%
Corporate bonds	1%	1%
Insurer managed funds	96%	95%
Others	1%	1%
Total	**100%**	**100%**

The approximate market value of the assets as at 31 March 2010 was Rs. 449 (previous Year: Rs. 334), a breakup of the same is as follows:

CATEGORY OF ASSETS	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
Government of India securities	10	12
Corporate bonds	4	5
Insurer managed funds	433	316
Others	2	1
Total	**449**	**334**

Schedules to the Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

19. EMPLOYEE BENEFIT PLANS (CONTINUED)

Summary of Actuarial Assumptions

Financial assumptions at the valuation date:

	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Discount Rate	7.50% p.a	7.15% p.a
Expected Rate of Return on Plan Assets	7.50% p.a	7.50% p.a
Salary Escalation Rate	8% p.a for next 2 years and 6% p.a thereafter	8% p.a for next 3 years & 6% p.a thereafter

Discount Rate: The discount rate is based on the prevailing market yields of Indian government securities as at the balance sheet date for the estimated term of the obligations.

Expected Rate of Return on Plan Assets: This is based on the expectation of the average long term rate of return expected on investments of the fund during the estimated term of the obligations.

Salary Escalation Rate: The estimates of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

The following table set out the status of the long service award benefit plan as required under AS-15 (Revised)

Reconciliation of opening and closing balances of the present value of the defined benefit obligation

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Opening defined benefit obligation	–	–
Current service cost	–	–
Interest cost	–	–
Actuarial losses / (gain)	–	–
Past service cost	53	–
Liabilities assumed on account of acquisition	–	–
Benefits paid	–	–
Closing defined benefit obligation	**53**	–

Amount recognized in Balance Sheet

PARTICULARS	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
Present value of funded obligations	–	–
Fair value of plan assets	–	–
Present value of unfunded obligations	53	–
Net Liability	**53**	–
Amounts in the balance sheet		
Provision for Earned leave	53	–
Net liability / (asset)	**53**	–

Schedules to the Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

19. EMPLOYEE BENEFIT PLANS (CONTINUED)

Expense recognized in statement of Profit and Loss Account

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Current service cost	–	–
Interest on defined benefit obligation	–	–
Expected return on plan assets	–	–
Net actuarial losses / (gains) recognized in year	–	–
Past service cost	53	–
Amount, included in "Employee benefit expense"	**53**	–
Actual return on plan assets	–	–

Summary of Actuarial Assumptions

Financial assumptions at the valuation date:

	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Discount Rate	7.50% p.a	–
Expected Rate of Return on Plan Assets	–	–
Salary Escalation Rate	8% p.a for first 2 years and 6% p.a thereafter	–

Discount Rate: The discount rate is based on the prevailing market yields of Indian government securities as at the balance sheet date for the estimated term of the obligations.

Expected Rate of Return on Plan Assets: This is based on the expectation of the average long term rate of return expected on investments of the fund during the estimated term of the obligations.

Salary Escalation Rate: The estimates of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

Schedules to the Balance Sheet I Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

20. DIVIDEND REMITTANCE IN FOREIGN CURRENCY

The Company does not make any direct remittances of dividends in foreign currencies to ADS holders. The Company remits the equivalent of the dividends payable to the ADS holders in Indian Rupees to the depositary bank, which is the registered shareholder on record for all owners of the Company's ADS. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

21. RESEARCH AND DEVELOPMENT ARRANGEMENTS

I-VEN Pharma arrangement

During the year ended 31 March 2005, the Company had entered into an agreement with I-VEN Pharma Capital Limited ("I-VEN") for the joint development and commercialization of a portfolio of 36 generic drug products. As per the terms of the agreement, I-VEN has a right to fund up to 50% of the project costs (development, registration and legal costs) related to these products and the related U.S. Abbreviated New Drug Applications ("ANDA") filed or to be filed, subject to a maximum contribution of US$ 56. Upon successful commercialization of these products, the Company is required to pay I-VEN a royalty on net sales at agreed rates for a period of 5 years from the date of commercialization of each product.

The first tranche of Rs. 985 (US$ 23) was funded by I-VEN on 28 March 2005. This amount received from I-VEN was initially recorded as an advance and subsequently credited in the income statement as a reduction of research and development expenses upon completion of specific milestones as detailed in the agreement. A milestone (i.e. a product filing as per the terms of the agreement) was considered to be completed once the appropriate ANDA is submitted by the Company to the U.S. FDA. Achievement of a milestone entitled the Company to reduce the advance and credit research and development expenses in a fixed amount equal to I-VEN's share of the research and development costs of the product (which varied depending on whether the ANDA is a Paragraph III or Paragraph IV filing). Accordingly, based on product filings made by the Company through 31 March 2007, an amount of Rs. 933 has been credited to research and development expense during the years ended 31 March 2005, 2006 and 2007.

As per the agreement, in April 2010 and upon successful achievement of certain performance milestones specified in the agreement (e.g. successful commercialization of a specified number of products, and achievement of specified sales milestones), I-VEN has a one-time right to require the Company to pay I-VEN a portfolio termination value amount for such portfolio of products. In the event I-VEN exercises this portfolio termination value option, then it will not be entitled to the sales-based royalty payment for the remaining contractual years.

During the year ended 31 March 2010, the Company and I-VEN have reached an agreement to settle the portfolio termination value option available to I-VEN at a consideration of Rs. 2,680 to be paid by the Company on or before 30 September 2010. The form of settling such consideration is being finalized. The Company has recorded such present obligation as at 31 March 2010 at an equivalent amount and it has reflected in capital advances pending the finalization of the form of aforesaid settlement.

22. SCHEME OF AMALGAMATION OF PERLECAN PHARMA PRIVATE LIMITED WITH THE COMPANY UNDER SECTION 391 AND 394 OF THE COMPANIES ACT, 1956

In October 2008, the Board of Directors approved a scheme of amalgamation ('the Scheme') of Perlecan Pharma Private Limited ("transferor Company") with the Company ("transferee Company") under section 391 and 394 of the Companies Act, 1956. In January 2009, the Company filed a petition for approvals of the Scheme with the Hon'ble High Court of Andhra Pradesh ('the Court'). The Court approved the Scheme vide its order dated 12 June 2009 with the appointed date as 1 January 2006. The Scheme will be effective from the date on which the certified true copy of the scheme is filed with the Registrar Of Companies. The certified true copy of the scheme was filed with the Registrar of Companies on 18 July 2009 and accordingly the effective date is 18 July 2009. The salient features of the Scheme are as follows:

- The transferee Company shall, upon the Scheme coming into effect, record the assets and liabilities of the transferor Company vested in it pursuant to this Scheme at the respective book values thereof and in the same form as appearing in the books of the transferor Company at the close of business of the day immediately preceding the appointed date.
- The transferee Company shall record the reserves of the transferor Company in the same form and at the same values as they appear in the financial statements of the transferor Company at the close of business of the day immediately preceding the appointed date. Balances in profit and loss account of the transferor Company shall be similarly aggregated with balances in profit and loss account of the transferee Company.
- The excess, if any, of the value of the assets over the value of the liabilities of the transferor Company vested in the transferee Company pursuant to the Scheme as recorded in the books of account of the transferee Company shall, after adjusting the amounts recorded, be credited to the Capital Reserve account. The deficit, if any, be debited to the Goodwill account in the books of the transferee Company.
- In case of any differences in accounting policy between the transferor Company and the transferee Company, the impact of the same till the amalgamation be quantified and adjusted in the General Reserve of the transferee Company to ensure that the financial statements of the transferee Company reflect the financial position on the basis of consistent accounting policy.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

22. SCHEME OF AMALGAMATION OF PERLECAN PHARMA PRIVATE LIMITED WITH THE COMPANY UNDER SECTION 391 AND 394 OF THE COMPANIES ACT, 1956 (CONTINUED)

- To the extent there are inter-corporate loans or balances between the transferor Company and the transferee Company, the obligations in respect thereof shall come to an end and corresponding effect shall be given in the books of accounts and records of the transferee Company for the reduction of any assets or liabilities, as the case may be.
- All inter-company transactions between transferor and transferee companies from the appointed date shall be regarded as intra-company transactions.
- From the effective date, the authorised share capital of the transferor Company shall stand combined with the authorised share capital of the transferee Company. Upon the Scheme becoming fully effective, the authorised share capital of the Company would be Rs. 1,200 divided into 240,000,000 equity shares of Rs. 5/- each.
- The equity shares of the transferor Company held by the transferee Company constituting 99.99% of the share capital of transferor Company will stand cancelled and no shares or consideration shall be issued or paid to the transferor Company. In respect of the 2 shares of transferor Company held by shareholders other than transferee Company, the transferee shall pay cash in the ratio of Rs. 50.64 for every equity share of Rs. 1/- each held in the transferor Company.
- All taxes / cess / duties payable by or on behalf of the transferor Company from the appointed date onwards including all or any refunds and claims, including refunds or claims pending with the revenue authorities and including the right of carry forward of accumulated losses, shall, for all purposes, be treated as the tax / cess / duty, liabilities or refunds, claims and accumulated losses of the transferee Company. Accordingly, upon the Scheme becoming effective, the transferee Company is expressly permitted to revise, if it becomes necessary, its Income tax returns, Sales tax returns, Excise & CENVAT returns, Service tax returns, other tax returns, and to restore as input credit of service tax adjusted earlier or claim refunds / credits, pursuant to the provisions of this Scheme.

The amalgamation which is in the nature of a merger has been accounted for as prescribed by the Accounting Standard 14 - Accounting for Amalgamation (hereinafter referred to as 'AS 14') and in accordance with the requirements of the approved Scheme.

Although the scheme of amalgamation requires retrospective accounting from the period 1 January 2006, since the court approvals were received after the previous year financial statements were authorised, the amalgamation has been accounted in the current year and in accounting for such amalgamation the net results of transactions of the transferor Company for the years ended 31 March 2006, 31 March 2007, 31 March 2008 and 31 March 2009 have been included in current year financial statements of the Company as a single line item. The profit and loss account of the Company for the aforesaid years would be as disclosed below, had the effect of the Scheme been given in the respective years:

Schedules to the Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

22. SCHEME OF AMALGAMATION OF PERLECAN PHARMA PRIVATE LIMITED WITH THE COMPANY UNDER SECTION 391 AND 394 OF THE COMPANIES ACT, 1956 (CONTINUED)

PARTICULARS	FOR THE YEAR ENDED 31 MARCH			
	2006	2007	2008	2009
Income				
Sales, gross	20,955	38,280	33,865	40,419
Less: Excise duty on sales	(911)	(779)	(558)	(422)
Sales, net	20,044	37,501	33,307	39,997
License fees	30	1,745	216	1,600
Service income	61	308	376	379
Other income	1,231	1,224	1,952	1,018
	21,366	**40,778**	**35,851**	**42,994**
Expenditure				
Material costs	7,562	11,216	12,535	14,699
Conversion charges	514	1,132	558	298
Excise duty	76	117	287	387
Personnel costs	2,129	2,798	3,686	4,133
Operating and other expenses	5,205	7,200	7,875	10,086
Research and development expenses	1,956	2,830	3,309	3,847
Loss on sale of non-trade investments, net	19	–	–	–
Provision for decline in the value of long-term investments	175	472	–	–
Investments written off				
Finance charges	214	480	102	185
Depreciation and amortization	1,113	1,335	1,620	1,937
	18,963	**27,580**	**29,972**	**35,572**
Profit before taxation	2,403	13,198	5,879	7,422
Income tax expense	(516)	(1,672)	(1,030)	(1,691)
Profit after taxation	**1,887**	**11,526**	**4,849**	**5,731**
Profit after tax before effect of merger	**2,111**	**11,769**	**4,752**	**5,609**
Difference	(a) **(224)**	(b) **(243)**	(c) **97**	(d) **122**
Cumulative difference [(a) + (b) + (c) + (d)]				**(248)**

The effect of the merger on the balances in the profit and loss account as on 31 March 2009 is as follows:

PARTICULARS	(EXPENSE) / INCOME
Research and development expenses recognised	(693)
Operating and other expenses recognised	(32)
Intra group service income de-recognised	(179)
Interest income recognised	130
Provision for decline in investment in Perlecan Pharma de-recognised on account of amalgamation	245
Income tax benefit arising on account of the above transactions	281
Total	**(248)**

The investment in equity shares of the transferor Company held by shareholders other than DRL (hereinafter referred as 'Partners') aggregated to Rs.1,018. During the year, the Company purchased the shares (all except two shares) from the Partners for an aggregate consideration of Rs. 758. The excess of the investment in equity shares by Partners in Perlecan Pharma over the aggregate consideration paid was credited to capital reserve. The details are as follows:

PARTICULARS	AMOUNT
Investment in equity shares of Perlecan Pharma by Partners	1,018
Less: Consideration paid to partners	(758)
Excess credited to capital reserve	**260**

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

23. RESEARCH AND DEVELOPMENT FIXED ASSETS (INCLUDED IN SCHEDULE 5)

	GROSS BLOCK				DEPRECIATION				NET BLOCK	
DESCRIPTION	AS AT 1 APRIL 2009	ADDITIONS	DELETIONS	AS AT 31 MARCH 2010	AS AT 1 APRIL 2009	FOR THE YEAR	DELETIONS	AS AT 31 MARCH 2010	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
Land – freehold	46	24	–	70	–	–	–	–	70	46
Buildings	764	10	–	774	90	30	–	120	654	674
Plant and machinery	1,118	48	100	1,066	568	134	63	639	427	550
Electrical equipment	215	11	23	203	87	22	13	96	107	128
Laboratory equipment	1,515	116	394	1,237	904	142	250	796	441	611
Furniture, fixtures and office equipment	276	45	78	243	171	42	66	147	96	105
Vehicles	28	–	13	15	20	4	11	13	2	8
Grand Total	**3,962**	**254**	**608**	**3,608**	**1,840**	**374**	**403**	**1,811**	**1,797**	**2,122**
Previous year	3,621	365	24	3,962	1,437	366	(36)	1,840	2,122	

24. Investments include an equity investment of Rs. 15,428 (previous year: Rs. 12,904) in Lacock Holdings Limited, Cyprus ('Lacock'), a wholly-owned subsidiary of the Company. As at 31 March 2010, the Company has also extended advances aggregating to Rs. 3,640 (previous year: Rs. 3,355) to Lacock. The Company participates in the German generics business through step-down subsidiaries of Lacock, i.e. Reddy Holdings GmbH and betapharm Arzneimittel GmbH ('betapharm').

During the past 18-24 months, there have been certain significant changes in the German generics market such as reference price cuts, increased presence of discount contracts, announcement of large sales tender from AOK etc. Pursuant to these changes, including the adverse outcome of the AOK sales tender (in which betapharm had participated), the profitability of betapharm is expected to get impacted. The step-down subsidiaries of Lacock have a negative networth as at 31 March 2010. In view of the above, management has commenced the process of restructuring its European operations. These efforts inter alia include operational restructuring of the German betapharm business through reduction of sales force, etc and deriving financial synergies from consolidation of other European operations at the Lacock level. In view of the above, management believes that the advances granted to Lacock would be recovered and that there is no diminution other than temporary in the value of the investment in Lacock as at 31 March 2010. Accordingly, the Company's advances to and investment in Lacock have been carried at cost.

Schedules to the Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

25. SEGMENT INFORMATION

In accordance with AS-17 "Segment Reporting", segment information has been given in the consolidated financial statements of DRL and therefore no separate disclosure on segment information is given in these financial statements.

26. FINANCE LEASE

The Company has acquired vehicles on finance lease. The future minimum lease payments and their present values as at 31 March 2010 are as follows.

PARTICULARS	PRESENT VALUE OF MINIMUM LEASE PAYMENTS	FUTURE INTEREST	MINIMUM LEASE PAYMENTS
Not later than 1 year	7	1	8
Later than 1 year and not later than 5 years	–	–	–
Total	**7**	**1**	**8**

The future minimum lease payments and their present values as at 31 March 2009 are as follows:

PARTICULARS	PRESENT VALUE OF MINIMUM LEASE PAYMENTS	FUTURE INTEREST	MINIMUM LEASE PAYMENTS
Not later than 1 year	11	7	18
Later than 1 year and not later than 5 years	8	1	9
Total	**19**	**8**	**27**

27. OPERATING LEASE

The Company has taken vehicles on non-cancellable operating lease. The total future minimum lease payments under this non-cancellable lease are as follows:

	31 MARCH 2010	31 MARCH 2009
Not later than 1 year	97	32
Later than 1 year and not later than 5 years	198	54
Total	**295**	**86**

Lease rentals on the said lease amounting to Rs. 69 (previous year: Rs. 26) has been charged to the profit and loss account. Lease rent under cancellable lease amounts to Rs. 47 (previous year: Rs. 102).

28. ISSUANCE OF BONUS DEBENTURES

On 31 March 2010, the Board of Directors of the Company approved a scheme of arrangement, for the issue of bonus debentures that would be effected by capitalization of the retained earnings on the successful receipt of the necessary approvals of the shareholders and the Hon'ble High Court of Andhra Pradesh, India. The proposed scheme, entails the issuance and allotment of unsecured, non-convertible, redeemable, fully paid up bonus debentures carrying a face value of Rs. 5/- each ('bonus debentures') to its equity holders, in the ratio of 6 bonus debentures for every 1 equity share of Rs. 5/- each held by them, on a date to be determined in future. The bonus debentures will carry a coupon rate (to be determined in future) that is to be paid annually. Additionally, these bonus debentures would be redeemable at the end of 36 months from the initial date of allotment. No adjustments have been recorded for this proposed scheme in the financial statements; as the proposed scheme is to be approved by the shareholders and the High Court.

29. COMPARATIVE FIGURES

Previous year's figures have been regrouped / reclassified wherever necessary to conform to current year's classification.

As per our report attached
for **B S R & Co.**
Chartered Accountants
Firm Registration No.: 101248W
S Sethuraman
Partner
Membership No.: 203491
Place: Hyderabad
Date: 6 May 2010

for **DR. REDDY'S LABORATORIES LIMITED**

Dr. K Anji Reddy Chairman
G V Prasad Vice Chairman and CEO
K Satish Reddy Managing Director and COO
Umang Vohra Chief Financial Officer
V S Suresh Company Secretary

Balance Sheet Abstract and Company's General Business Profile

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

1. Registration details

Registration No.:	4507	State Code:	01
Balance Sheet Date:	31 03 10 (Date Month Year)		

2. Capital raised during the year (Amount in Rs. millions)

Public Issue:	NIL	Rights Issue:	NIL
Bonus Issue:	NIL	Private Placement:	NIL
		ADR Issue	
Preferential offer of shares under Employees Stock Option Scheme			1.88

3. Position of Moblisation and Deployment of Funds (Amount in Rs. millions)

Total Liabilities:	65528	Total Assets:	65528
Sources of Funds:			
Paid-up Capital:	844	Reserves and Surplus:	58302
Secured Loans:	8	Unsecured Loans:	5624
Deferred tax liability, net:	750		
Application of Funds:			
Net Fixed Assets:	20610	Investments:	25551
Net Current Assets:	19367	Miscellaneous Exp.:	NIL

4. Performance of the Company (Amount in Rs. millions)

Turnover (net):	44011	Other Income:	2124
License Fees & Service Income	1111	Total Expenditure:	36398
Profit Before Tax:	10848	Profit After Tax:	8461
Earning Per Share in Rs.	50.15	Dividend Rate %	225

5. Generic Names of Three Principal Products / Services of Company (as per the monetary terms)

Item Code No.: (ITC Code)	29419003
Product Description:	Ciprofloxacin Hydrochloride
Item Code No.: (ITC Code)	29420001
Product Description:	Norfloxacin
Item Code No.: (ITC Code)	30049038
Product Description:	Omeprazole

IGAAP CONSOLIDATED FINANCIALS

Auditors' Report to the Board of Directors of Dr. Reddy's Laboratories Limited on the Consolidated Financial Statements of Dr. Reddy's Laboratories Limited and its subsidiaries

1. We have audited the attached Consolidated Balance Sheet of Dr. Reddy's Laboratories Limited ("the Company") and its subsidiaries (collectively referred to as the "Dr. Reddy's Group") as at 31 March 2010 and also the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement for the year ended on that date, annexed thereto. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. We did not audit the financial statements and other financial information of certain subsidiaries, which have been audited by other auditors whose reports have been furnished to us, and our opinion is based on the report of other auditors. The attached consolidated financial statements include net assets of Rs. 5,735 million as at 31 March, 2010, revenues of Rs. 14,437 million and net cash inflows amounting to Rs. 172 million in respect of the aforementioned subsidiaries for the year then ended.

4. The consolidated financial statements have been prepared by the Company's management in accordance with the requirements of Accounting Standard 21– Consolidated Financial Statements, Accounting Standard 23– Accounting for Investments in Associates in Consolidated Financial Statements and Accounting Standard 27– Financial Reporting of Interests in Joint Ventures, issued by the Companies (Accounting Standards) Rules, 2006.

5. In our opinion and to the best of our information and according to the explanations given to us, the said consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

   (i) in the case of the Consolidated Balance Sheet, of the consolidated state of affairs of Dr. Reddy's Group as at 31 March 2010;

   (ii) in the case of Consolidated Profit and Loss Account, of the consolidated results of operations of Dr. Reddy's Group for the year ended on that date; and

   (iii) in the case of Consolidated Cash Flow Statement, of the consolidated cash flows of Dr. Reddy's Group for the year ended on that date.

for **B S R & Co.**

Chartered Accountants

Firm Registration No.: 101248W

S Sethuraman

Partner

Membership No.: 203491

Place: Hyderabad

Date: 6 May 2010

Consolidated Balance Sheet AS AT 31 MARCH 2010

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	SCHEDULE	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
SOURCES OF FUNDS			
Shareholders' funds			
Share capital	1	844	842
Reserves and surplus	2	36,924	34,419
		37,768	**35,261**
Loan funds			
Secured loans	3	269	386
Unsecured loans	4	14,571	19,590
		14,840	**19,976**
Deferred tax liabilities	19(8)	750	914
		53,358	**56,151**
APPLICATION OF FUNDS			
Fixed assets and intangibles	5		
Gross block		64,468	65,027
Less: Accumulated depreciation		(40,946)	(35,757)
Net block		23,522	29,270
Capital work-in-progress (including capital advances)		7,622	4,296
		31,144	**33,566**
Deferred tax assets	19(8)	680	376
Investments	6	3,580	523
Current assets, loans and advances			
Inventories	7	13,394	13,250
Sundry debtors	8	11,599	14,406
Cash and bank balances	9	6,600	5,623
Loans and advances	10	6,609	5,519
		38,202	**38,798**
Current liabilities and provisions			
Current liabilities	11	16,746	15,118
Provisions	12	3,502	1,994
		20,248	**17,112**
Net current assets		17,954	21,686
		53,358	**56,151**
Notes to consolidated accounts	19		

The schedules referred to above form an integral part of the Consolidated Balance Sheet

As per our report attached
for **B S R & Co.**
Chartered Accountants
Firm Registration No.: 101248W
S Sethuraman
Partner
Membership No.: 203491
Place: Hyderabad
Date: 6 May 2010

for **DR. REDDY'S LABORATORIES LIMITED**

Dr. K Anji Reddy	Chairman
G V Prasad	Vice Chairman and CEO
K Satish Reddy	Managing Director and COO
Umang Vohra	Chief Financial Officer
V S Suresh	Company Secretary

Consolidated Profit and Loss Account FOR THE YEAR ENDED 31 MARCH 2010

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	SCHEDULE		FOR THE YEAR ENDED 31 MARCH 2010		FOR THE YEAR ENDED 31 MARCH 2009
INCOME					
Sales, gross			68,833		68,326
Less: Excise duty and other similar duties and taxes on sales			(316)		(422)
Sales, net			**68,517**		**67,904**
Service income			1,658		1,060
License fees			135		42
Other income	13		1,014		994
			71,324		**70,000**
EXPENDITURE					
Material costs	14		23,297		23,223
Conversion charges			811		1,158
Excise duty and other similar duties and taxes			424		387
Personnel costs	15		11,832		9,920
Operating and other expenses	16		16,020		17,205
Research and development expenses			3,731		4,093
Finance charges	17		312		972
Depreciation and amortization			4,131		4,977
			60,558		**61,935**
Profit before exceptional item and taxation			**10,766**		**8,065**
Exceptional item (Refer Note 18, Schedule 19)					
– Impairment of Goodwill and Intangibles			4,583		14,628
Profit / (loss) before taxation			**6,183**		**(6,563)**
Income tax expense	18		2,668		2,608
Profit / (loss) before minority interest and equity in loss of associates			**3,515**		**(9,171)**
Minority interest			–		–
Equity in loss of associates	19(5)		–		(1)
Profit / (loss) for the year			**3,515**		**(9,172)**
Balance in profit and loss account brought forward		1,036		12,001	
Less: Adjustment on account of merger of					
Perlecan Pharma Private Limited	19(20)	326	710	–	12,001
Amount available for appropriation			**4,225**		**2,829**
Appropriations:					
Proposed dividend on equity shares			1,900		1,053
Tax on proposed dividend			316		178
Dividend of previous years (including tax)			1		1
Transferred to general reserve			846		561
Balance carried forward			1,162		1,036
			4,225		**2,829**
Earnings per share	19(9)				
Basic – Par value Rs. 5 per share			20.83		(54.48)
Diluted – Par value Rs. 5 per share			20.69		(54.48)
Notes to consolidated accounts	19				

The schedules referred to above form an integral part of the Consolidated Profit and Loss Account

As per our report attached
for **B S R & Co.**
Chartered Accountants
Firm Registration No.: 101248W
S Sethuraman
Partner
Membership No.: 203491
Place: Hyderabad
Date: 6 May 2010

for **DR. REDDY'S LABORATORIES LIMITED**

Dr. K Anji Reddy	Chairman
G V Prasad	Vice Chairman and CEO
K Satish Reddy	Managing Director and COO
Umang Vohra	Chief Financial Officer
V S Suresh	Company Secretary

Consolidated Cash Flow Statement

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit / (loss) before taxation	6,183	(6,563)
Adjustments:		
Depreciation and amortization	4,131	4,977
Provision for wealth tax	3	3
Profit from sale of investments	–	(87)
Dividend from mutual fund units	(47)	(53)
Unrealized foreign exchange (gain) / loss	807	(485)
Impairment of Goodwill and Intangibles	4,583	14,628
Amortization of deferred stock based compensation expense, net	198	204
Interest income	(249)	(347)
Interest expense	312	972
(Profit) / loss on sale of fixed asset, net	24	(14)
Inventory write-down	1,011	833
Bad debts written-off	91	119
Provision for doubtful debts	77	28
Provision for doubtful advances, net	(17)	23
Operating cash flows before working capital changes	**17,107**	**14,238**
(Increase) / decrease in sundry debtors	2,467	(7,790)
(Increase) / decrease in inventories	(1,154)	(2,556)
(Increase) / decrease in loans and advances	(1,076)	(145)
Increase / (decrease) in current liabilities and provisions	3,997	5,035
Cash generated from operations	**21,341**	**8,782**
Income taxes paid	(2,831)	(2,791)
Net cash provided by operating activities	**18,510**	**5,991**
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets and intangibles	(9,665)	(6,419)
Proceeds from sale of fixed assets	60	83
Purchase of investments	(24,112)	(12,022)
Proceeds from sale of investments	21,102	16,401
Interest received	233	368
Cash paid for acquisition, net of cash acquired	–	(3,089)
Cash paid for acquisition of equity accounted investee, net of cash acquired Rs. 386	–	(372)
Acquisition of Minority Interest	(80)	–
Net cash used in investing activities	**(12,462)**	**(5,050)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of share capital	17	5
Proceeds from long-term borrowings	–	61
Repayment of long-term borrowings	(3,646)	(1,955)
Repayment of short-term borrowings	(7,672)	(4,549)
Proceeds from short-term borrowings	7,537	5,596
Interest paid	(321)	(1,071)
Dividends paid (including dividend tax)	(1,232)	(738)
Net cash used in financing activities	**(5,317)**	**(2,651)**
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	731	(1,710)
Cash and cash equivalents at the beginning of the year (Refer Schedule 9)	5,623	7,447
Effect of exchange gain on cash and cash equivalents	246	(114)
Cash and cash equivalents at the end of the year (Refer Schedule 9)	**6,600**	**5,623**

As per our report attached
for **B S R & Co.**
Chartered Accountants
Firm Registration No.: 101248W
S Sethuraman
Partner
Membership No.: 203491
Place: Hyderabad
Date: 6 May 2010

for **DR. REDDY'S LABORATORIES LIMITED**

Dr. K Anji Reddy Chairman
G V Prasad Vice Chairman and CEO
K Satish Reddy Managing Director and COO
Umang Vohra Chief Financial Officer
V S Suresh Company Secretary

Schedules to the Consolidated Balance Sheet

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 1: SHARE CAPITAL		AS AT 31 MARCH 2010		AS AT 31 MARCH 2009
Authorised				
240,000,000 (previous year: 200,000,000) equity shares of Rs. 5/- each (Refer Note 20 of Schedule 19)		1,200		1,000
Issued				
168,845,585 (previous year: 168,468,977) equity shares of Rs. 5/- each fully paid-up		844		842
Subscribed and paid-up				
168,845,385 (previous year: 168,468,777) equity shares of Rs. 5/- each fully paid-up	844		842	
Add: Forfeited share capital (Note 2)	–	844	–	842
		844		842

NOTES:

1. Subscribed and paid-up share capital includes:

   (a) 111,732,202 (previous year: 111,732,202) equity shares of Rs. 5/- each fully paid-up, allotted as bonus shares. Out of total, 34,974,400 shares were allotted by capitalisation of General Reserve and 76,757,802 equity shares allotted as bonus shares by capitalisation of the Securities Premium Account in earlier years.

   (b) 1,052,248 (previous year: 1,052,248) equity shares of Rs. 5/- each allotted pursuant to a scheme of amalgamation with Standard Equity Fund Limited without payments being received in cash.

   (c) 20,571,768 (previous year: 20,571,768) equity shares of Rs. 5/- each allotted and 82,800 (previous year: 82,800) equity shares of Rs. 5/- each extinguished pursuant to a scheme of amalgamation with erstwhile Cheminor Drugs Limited (CDL) without payments being received in cash.

   (d) 40,750,000 (previous year: 40,750,000) equity shares of Rs. 5/- each allotted against American Depository Shares (ADS).

   (e) 17,204,304 (previous year: 17,204,304) equity shares of Rs. 5/- each allotted against Global Depository Receipts (GDR) that were converted into ADS during the year ended 31 March 2002.

   (f) 226,776 (previous year: 226,776) equity shares of Rs. 5/- each allotted to the erstwhile members of American Remedies Limited (ARL) pursuant to a scheme of amalgamation with ARL without payments being received in cash.

   (g) 1,185,283 (previous year: 882,832) equity shares of Rs. 5/- each allotted to the eligible employees of the Company and its subsidiaries on exercise of the vested stock options in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Plan, 2002". (Refer Note 13, Schedule 19)

   (h) 146,583 (previous year: 72,426) equity shares of Rs. 5/- each allotted to the eligible employees of the Company and its subsidiaries on exercise of the vested stock options in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Plan, 2007". (Refer Note 13, Schedule 19)

2. Represents 200 (previous year: 200) equity shares of Rs. 5/- each, amount paid-up Rs. 500/- (rounded off in millions in the Schedule above) forfeited due to non-payment of allotment money.

3. 885,007 (previous year: 914,896) stock options are outstanding to be issued by the Company on exercise of the vested stock options in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Plan, 2002" and 112,390 (previous year: 156,557) stock options are outstanding to be issued by the Company on exercise of the vested stock options in accordance with the terms of exercise under the "Dr. Reddy's Employees ADR Stock Option Plan 2007" (Refer Note 13, Schedule 19).

Schedules to the Consolidated Balance Sheet (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
SCHEDULE 2: RESERVES AND SURPLUS		
Capital Reserve		
Balance at the beginning of the year	14	14
On account of amalgamation of Perlecan Pharma Private Limited (Refer Note 20 of Schedule 19)	260	–
	274	**14**
Securities premium account		
Balance at the beginning of the year	17,813	17,642
Add: Received during the year on exercise of employee stock options	224	171
	18,037	**17,813**
Employees stock options outstanding		
Balance at the beginning of the year	628	616
Add: Options granted during the year	264	278
Less: Options forfeited during the year	(82)	(99)
Less: Options excercised during the year	(237)	(167)
Balance at the end of the year (A)	573	628
Deferred stock compensation cost		
Balance at the beginning of the year	239	264
Add: Options granted during the year	264	278
Less: Amortization during the year, net of forfeitures	(198)	(204)
Less: Options forfeited during the year	(82)	(99)
Balance at the end of the year (B)	223	239
(A) – (B)	**350**	**389**
General reserve		
Balance at the beginning of the year	13,212	12,651
Add: Transferred from profit and loss account	846	561
	14,058	**13,212**
Hedge Reserve		
Balance at the beginning of the year	(237)	(10)
Movement for the year	745	(227)
	508	**(237)**
Foreign Currency Translation Reserve		
Balance at the beginning of the year	2,192	1,478
Movement for the year	343	714
	2,535	**2,192**
Balance in consolidated profit and loss account	**1,162**	**1,036**
	36,924	**34,419**

Schedules to the Consolidated Balance Sheet (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
SCHEDULE 3: SECURED LOANS		
Loans from banks (Note 1)	15	79
Loans from institutions		
Finance lease obligations (Note 2)	253	300
Loan from Indian Renewable Energy Development Agency Limited (Note 3)	1	7
	269	**386**

NOTES:

1. Loan from Kunshan Rural Commercial Bank taken by Kunshan Rotam Reddy Pharmaceutical Company Limited ("Reddy Kunshan"), a consolidated joint venture carries an interest rate of 5.0445% per annum. Also, loan from the ICICI Bank taken by Aurigene Discovery Technologies Limited ("Aurigene") is secured by way of hypothecation of vehicles acquired by Aurigene, the loan carries an interest rate of 7 % per annum.
2. Finance lease obligations represent present value of minimum lease rental payable for the building and vehicles taken by the Company and its subsidiary companies respectively. (Refer Note 16, Schedule 19)
3. Loan from Indian Renewable Energy Development Agency Limited is secured by way of hypothecation of specific movable assets pertaining to the Solar Grid Interactive Power Plant. The loan is repayable in quarterly installments of Rs. 1.48 each quarter and carries an interest rate of 2% per annum.

	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
SCHEDULE 4: UNSECURED LOANS		
Sales tax deferment loan from the Government of Andhra Pradesh (interest free)	55	60
From Banks		
Packing credit loan (Note 1)	5,530	5,715
Long term foreign currency loan (Note 2)	8,899	13,457
Bank Overdraft (Note 3)	38	218
Others (Note 4)	49	140
	14,571	**19,590**

NOTES:

1. Foreign Currency Packing Credit loan is from Standard Chartered Bank, The Bank of Nova Scotia, BNP Paribas, ABN Amro and HSBC carrying interest rates of LIBOR plus 40 – 75 bps, repayable on expiry of 6 months from the date of drawdown. Rupee packing credit were from State Bank of India carrying interest rate of 5% per annum. Packing Credit loans for the previous year comprised foreign currency packing credit loan that were taken from Standard Chartered Bank, The Bank of Nova Scotia and Bank of Tokyo – Mitsubishi UFJ Ltd carrying interest rates of LIBOR plus 100 – 225 bps, repayable on expiry of 6 months from the date of drawdown. Rupee packing credit from State Bank of India, BNP Paribas and ABN Amro Bank carrying interest rates of 8% – 9%, 7% and 7.25% per annum, respectively.
2. Long term foreign currency loan has been guaranteed by the Company and certain subsidiaries of the Group. The loan carried an interest rate of EURIBOR plus 150 basis points. Effective 24 November 2006, the interest rate has been changed to EURIBOR plus 70 basis points on euro portion of the loan and LIBOR plus 70 basis points on dollar portion of the loan.
3. Bank overdraft is on the current accounts with Citibank, State Bank of India and HDFC Bank carrying interest rates of 10.75%, 10.25% and 14.50% per annum, respectively. (Previous year interest rates were 13.75%, 10.25% and 14.50% per annum, respectively)
4. Loan from the State Bank of India taken by Aurigene is covered by way of Corporate Guarantee given by Parent Company. The loan carries an interest rate of 11.75% per annum. Fund based working capital loan taken from State Bank of India by Kunshan Rotam Reddy Pharmaceutical Company Limited ("Reddy Kunshan"), a consolidated joint venture carries an interest rate of 2.74875% per annum.

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 5: FIXED ASSETS

	GROSS BLOCK					DEPRECIATION / AMORTIZATION / IMPAIRMENT						NET BLOCK	
DESCRIPTION	AS AT 1 APRIL 2009	ADDITIONS	DELETIONS	FOREIGN EXCHANGE ADJUSTMENTS	AS AT 31 MARCH 2010	AS AT 1 APRIL 2009	FOR THE YEAR	IMPAIRMENT (NOTE 4)	DELETIONS	FOREIGN EXCHANGE ADJUSTMENTS	AS AT 31 MARCH 2010	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
Land – freehold (Note 1)	1,907	97	–	(4)	2,000	–	–	–	–	–	–	2,000	1,907
Land – leasehold	164	1	–	(7)	158	4	2	–	–	–	6	152	160
Buildings	5,154	579	17	(51)	5,665	865	229	–	11	(5)	1,078	4,587	4,289
Plant and machinery (Note 2)	11,814	2,295	195	(45)	13,869	5,189	1,456	–	124	(21)	6,500	7,369	6,625
Electrical equipment	1,501	273	7	–	1,767	621	180	–	7	–	794	973	880
Laboratory equipment	2,834	287	26	2	3,097	1,567	325	–	28	2	1,866	1,231	1,267
Furniture, fixtures and office equipment	1,991	267	152	(36)	2,070	1,261	353	–	150	(30)	1,434	636	730
Vehicles	458	90	85	2	465	244	90	–	78	(9)	247	218	214
Library	1	–	1	–	–	1	–	–	1	–	–	–	–
Intangibles													
Customer contracts	649	–	–	(47)	602	288	253	–	–	(20)	521	81	361
Goodwill (Note 5, 6 and 7)	26,980	78	406	(2,593)	24,059	18,747	700	3,696	58	(2,293)	20,792	3,267	8,233
Patents, trademarks, etc.	10,579	100	–	(929)	9,750	6,285	508	887	–	(690)	6,990	2,760	4,294
Technical know–how	459	–	–	–	459	411	17	–	–	–	428	31	48
Non-compete fees	228	–	–	–	228	228	–	–	–	–	228	–	–
	64,719	**4,067**	**889**	**(3,708)**	**64,189**	**35,711**	**4,113**	**4,583**	**457**	**(3,066)**	**40,884**	**23,305**	**29,008**
Assets taken on lease													
Buildings	279	–	–	(29)	250	31	9	–	–	(2)	38	212	248
Vehicles	29	–	–	–	29	15	9	–	–	–	24	5	14
Total	**65,027**	**4,067**	**889**	**(3,737)**	**64,468**	**35,757**	**4,131**	**4,583**	**457**	**(3,068)**	**40,946**	**23,522**	**29,270**
Previous year	54,878	8,133	223	2,240	65,027	15,752	4,977	14,628	175	575	35,757	29,270	

NOTES:

1. In pursuance of an allotment letter ("the letter") dated 16 October 2001, received from Karnataka Industrial Area Development Board, Aurigene Discovery Technologies Limited, a consolidated subsidiary, acquired land located at Electronics City, Bangalore, on a lease-cum-sale basis. In terms of the letter, the lease shall be converted into a sale at the end of six years subject to fulfilment of all the terms and conditions of the allotment. Pending completion of the period of six years and fulfilment of the terms and conditions of the allotment, the amount incurred on the land acquisition aggregating to Rs. 50 (previous year: Rs. 50) has been accounted as leasehold land. Since the period of six years has been completed, converting lease into sale is under process.
2. The Group owns a treated effluent discharge pipeline with a cost of Rs. 9 (previous year: Rs. 9) and net book value of Rs. Nil (previous year: Rs. Nil) in equal proportion jointly with a third party in Pydibheemavaram pursuant to a mutual agreement.
3. Foreign exchange adjustments represents exchange differences resulting from translation of fixed assets relating to non-integral foreign operations.
4. The details of impairment losses have been set out in the Note 18 of Schedule 19.
5. The details of the deletions to goodwill have been set out in Note 5 and 20 of Schedule 19.
6. During the year, DRL acquired 1,899,943 shares from the shareholders of Aurigene Discovery Technologies Limited at an agreed price of Rs. 46 per share, which resulted in a goodwill of Rs. 40.
7. During the year, DRL entered into an agreement with Biogenerics Australia Pty. Limited for acquisition of their interest in Dr. Reddy's Laboratories (Australia) Pty. Limited (DRLA) resulting in a goodwill of Rs. 38. The total purchase consideration payable includes an amount of Rs. 25 which is contingent upon either DRLA achieving certain sales targets on or before 31 December 2010 or upon the listing of a certain number of products under the Pharmaceutical Benefit Scheme in Australia by 31 March 2012.

Schedules to the Consolidated Balance Sheet (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
SCHEDULE 6: INVESTMENTS		
Long term, unless otherwise specified		
Investment in associates (see Note 5 of Schedule 19)	–	–
Other investments (at cost)		
Aggregate cost of quoted investments (Note 1)	3	3
Aggregate cost of unquoted investments	71	71
Current Investments, at the lower of cost or fair value		
Mutual funds	3,276	517
Certificate of deposits	298	–
	3,648	591
Less: Provision for decline, other than temporary, in the value of investments	(68)	(68)
	3,580	**523**
Market value of quoted investments	25	13
Market value of current investments	3,277	517
Market value of Certificate of deposits	299	–

NOTE:

1. In respect of shares of State Bank of India, the share certificates were misplaced during transfer / lost in transit. The Company has initiated necessary legal action at the appropriate courts.

	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
SCHEDULE 7: INVENTORIES		
Stores, spares and packing materials	988	879
Raw materials	4,051	3,769
Work-in-process	3,901	2,989
Finished goods	4,454	5,613
	13,394	**13,250**

	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
SCHEDULE 8: SUNDRY DEBTORS		
(Unsecured)		
Debts outstanding for a period exceeding six months		
Considered good	789	452
Considered doubtful	419	342
Other debts		
Considered good	10,810	13,954
	12,018	**14,748**
Less: Provision for doubtful debts	(419)	(342)
	11,599	**14,406**

	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
SCHEDULE 9: CASH AND BANK BALANCES		
Cash in hand	9	15
Balances with banks		
In current accounts	3,298	2,389
In EEFC current accounts	4	203
In deposit accounts	3,271	3,001
In unclaimed dividend accounts	17	14
In unclaimed fractional share pay order accounts	1	1
	6,600	**5,623**

Deposits with banks include:

(i) Deposits with scheduled and non-scheduled banks include Rs. 1 (previous year: Rs. 1) representing margin money for letters of credit and bank guarantees.

Schedules to the Consolidated Balance Sheet (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
SCHEDULE 10: LOANS AND ADVANCES		
(Unsecured)		
Considered good		
Advances to material suppliers	515	397
Staff loans and advances	47	79
Interest accrued on investments	22	7
Other advances recoverable in cash or in kind or for value to be received	3,491	2,768
Advance tax, net of provision for current taxes	221	148
Balances with statutory authorities	1,995	1,885
Deposits	318	235
	6,609	5,519
Considered doubtful		
Other advances recoverable in cash or in kind or for value to be received	51	68
Advances towards investment	8	8
	6,668	5,595
Less: Provision for doubtful advances	(59)	(76)
	6,609	**5,519**

	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
SCHEDULE 11: CURRENT LIABILITIES		
Sundry creditors and accrued expenses (Note 1 – 3)	16,679	15,056
Interest accrued but not due on loan	–	10
Unclaimed dividends	17	14
Trade deposits	50	38
	16,746	**15,118**

NOTES:

1. The principal amount paid and that remaining unpaid as at 31 March 2010 in respect of enterprises covered under the "Micro, Small and Medium Enterprises Development Act, 2006" (MSMDA) are Rs. 2,960 (previous year: Rs. 1,187) and Rs. 154 (previous year: Rs. 45) respectively. The interest amount computed based on the provisions under Section 16 of the MSMDA Rs. 12 (previous year: Rs. 5) is remaining unpaid as of 31 March 2010. The interest that remained unpaid as at 31 March 2009 was paid during the year.
2. The list of undertakings covered under MSMDA were determined by the Company on the basis of information available with the Company and have been relied upon by the auditors.
3. Sundry creditors and accrued expenses include certain obligations under research and development arrangements. (Refer Note 14 of Schedule 19)

	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
SCHEDULE 12: PROVISIONS		
Proposed dividend	1,900	1,053
Tax on proposed dividend	316	178
Provision for		
Gratuity	26	70
Long service award benefit plan	53	–
Pension, Seniority and Severance Indemnity plan	59	68
Compensated absences	151	42
Taxation, net of advance taxes	997	583
	3,502	**1,994**

Schedules to the Consolidated Profit and Loss Account

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
SCHEDULE 13: OTHER INCOME		
Interest Income:		
On fixed deposits (gross, tax deducted at source: Rs. 24; previous year: Rs. 43)	197	164
On non-trade investments (gross, tax deducted at source: Nil; previous year: Rs. 1)	–	4
On others	52	179
Profit on sale of fixed assets, net	–	14
Dividend from mutual fund units	47	53
Sale of spent chemicals	209	211
Profit on sale of investments	–	87
Foreign exchange gain, net	73	–
Miscellaneous income	436	282
	1,014	**994**

	FOR THE YEAR ENDED 31 MARCH 2010		FOR THE YEAR ENDED 31 MARCH 2009	
SCHEDULE 14: MATERIAL COSTS				
(a) Net (increase) / decrease in stock				
Opening				
Work-in-process	2,989		2,353	
Finished goods	5,613		4,400	
Add: Stocks acquired on acquisitions (Note 1)	–	8,602	508	7,261
Closing				
Work-in-process	3,901		2,989	
Finished goods	4,454	8,355	5,613	8,602
Net (increase)		247		(1,341)
(b) Raw materials consumed (Note 2 and 3)		14,557		16,505
(c) Stores, chemicals, spares and packing material consumed		2,680		4,206
(d) Purchase of traded goods		5,813		3,853
		23,297		**23,223**

NOTES:

1. During the previous year, stock added on acquisition include Rs. 231 on acquisition of an unit of The Dow Chemical Company, Rs. 249 on acquisition of BASF Corporation's manufacturing facility in Shreveport, Louisiana, USA and related pharmaceutical contract manufacturing business and Rs. 29 on acquisition of Dr. Reddy's SRL (formerly Jet Generici SRL) (Refer Note 7 of Schedule 19).
2. Raw materials consumed include Rs. 2,489 (previous year: Rs. 833) being stocks written-off / written-down, Rs. 170 (previous year: Rs. 192) being cost of samples issued and is net of Rs. 2,596 (previous year: Rs. 2,166) being sale of raw materials.
3. Raw material consumption is net of DEPB credit availed amounting to Rs. 166 (previous year: Rs. 534).

	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
SCHEDULE 15: PERSONNEL COSTS		
Salaries, wages and bonus	9,477	8,195
Contribution to provident and other funds	614	706
Workmen and staff welfare expenses	1,543	815
Amortization of deferred stock compensation expense	198	204
	11,832	**9,920**

Schedules to the Consolidated Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
SCHEDULE 16: OPERATING AND OTHER EXPENSES		
Power and fuel	1,415	1,227
Rent	519	383
Rates and taxes	243	298
Repairs and maintenance		
Buildings	68	78
Plant and machinery	1,015	871
Others	913	747
Insurance	262	296
Travelling and conveyance	760	860
Communication	273	294
Advertisements	477	675
Commission on sales	401	349
Carriage outwards	1,703	1,699
Other selling expenses	4,329	3,790
Printing and stationery	117	119
Legal and professional charges	1,688	2,099
Donations	152	148
Bad debts written-off (is net of adjustment against provision for doubtful debts of Rs. 34; previous year: Rs. 21)	91	119
Provision for doubtful advances, net	(17)	23
Provision for doubtful debts, net	77	28
Advances written off (is net of adjustment against provision for doubtful advances Rs. Nil; previous year: Rs. 7)	–	–
Directors' sitting fees (Rs. 339 thousands; Rs. 250 thousands previous year, rounded off in millions)	–	–
Directors' remuneration	257	189
Auditors' remuneration	16	8
Bank charges	73	110
Loss on sale of fixed assets, net	24	–
Foreign exchange loss, net	–	602
Settlement of legal Claim from Innovator (Refer note 4 of Schedule 19)	–	916
Sundry expenses	1,164	1,277
	16,020	**17,205**

	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
SCHEDULE 17: FINANCE CHARGES		
Interest on packing credit loan	41	149
Interest on long term loan	249	741
Other finance charges	22	82
	312	**972**

	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
SCHEDULE 18: INCOME TAX		
Current taxes		
Domestic taxes	2,565	1,538
Foreign taxes	687	1,186
	3,252	**2,724**
Deferred taxes		
Domestic taxes	(154)	35
Foreign taxes	(406)	(264)
	(560)	**(229)**
Fringe benefit Tax	**(24)**	**113**
	2,668	**2,608**

Schedules to the Consolidated Balance Sheet | Profit and Loss Account

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS

1. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of preparation of consolidated financial statements

The consolidated financial statements have been prepared and presented in accordance with the Indian Generally Accepted Accounting Principles ("GAAP") under the historical cost convention on the accrual basis. GAAP comprises accounting standards notified by the Central Government of India under Section 211 (3C) of the Companies Act, 1956, other pronouncements of Institute of Chartered Accountants of India, the provisions of Companies Act, 1956 and guidelines issued by Securities and Exchange Board of India.

b) Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities on the date of the consolidated financial statements and reported amounts of revenues and expenses for the year. Actual results could differ from these estimates. Any revision to accounting estimates is recognised prospectively in the current and future periods.

c) Principles of consolidation

The consolidated financial statements include the financial statements of Dr. Reddy's Laboratories Limited ("DRL or the Company"), the parent company and all of its subsidiaries (collectively referred to as "the Group" or "Dr. Reddy's Group"), in which the Company has more than one-half of the voting power of an enterprise or where the Company controls the composition of the board of directors. In accordance with AS 27 – "Financial Reporting of Interests in Joint Ventures", issued under Companies (Accounting Standards) Rules, 2006, the Group has accounted for its proportionate share of interest in a joint venture by the proportionate consolidation method. The joint venture arrangement has been more fully described in Note 6 below.

The consolidated financial statements have been prepared on the following basis:

- The financial statements of the parent company and the subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances / transactions and resulting unrealised profits in full. Unrealised losses resulting from intra-group transactions have also been eliminated except to the extent that recoverable value of related assets is lower than their cost to the group. The amounts shown in respect of reserves comprise the amount of the relevant reserves as per the balance sheet of the parent company and its share in the post-acquisition increase in the relevant reserves of the subsidiaries.
- The Group accounts for investments by the equity method of accounting where it is able to exercise significant influence over the operating and financial policies of the investee. Inter company profits and losses have been proportionately eliminated until realised by the investor or investee.
- Pursuant to the adoption of AS 27 "Financial Reporting of Interest in Joint Ventures", the Group does not consolidate entities where, regardless of the share of capital contributions, the minority shareholders have significant participating rights jointly with the Group, that provide for effective involvement in significant financial and operating decisions in the ordinary course of business.
- The proportionate share of Group's interest in Joint Ventures is combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group transactions and resulting unrealised profits, to the extent it pertains to the Group.
- The excess / deficit of cost to the parent company of its investment in the subsidiaries, joint ventures and associates over its portion of equity at the respective dates on which investment in such entities were made is recognised in the financial statements as goodwill / capital reserve. The parent company's portion of equity in such entities is determined on the basis of the book values of assets and liabilities as per the financial statements of such entities as on the date of investment and if not available, the financial statements for the immediately preceding period adjusted for the effects of significant transactions, up to the date of investment. Goodwill / capital reserve arising on the acquisition of an associate by the parent company is included in the carrying amount of investment in the associate but is disclosed separately.
- The consolidated financial statements are presented, to the extent possible, in the same format as that adopted by the parent company for its separate financial statements.
- The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

d) Fixed assets and depreciation

Fixed assets are carried at the cost of acquisition or construction, less accumulated depreciation. The cost of fixed assets includes non-refundable taxes, duties, freight and other incidental expenses related to the acquisition and installation of the respective assets. Borrowing costs directly attributable to acquisition or construction of those fixed assets which necessarily take a substantial period of time to get ready for their intended use are capitalised.

Advances paid towards the acquisition of the fixed assets outstanding at each balance sheet date and the cost of fixed assets not ready for their intended use before such date are disclosed under capital work-in-progress.

Schedules to the Consolidated Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

d) Fixed assets and depreciation (continued)

Depreciation on fixed assets is provided using the straight-line method at the rates specified in schedule XIV to the Companies Act, 1956 or based on the useful lives of the assets as estimated by Management, whichever is higher. Depreciation is calculated on a pro-rata basis from the date of installation till the date the assets are sold or disposed off. Individual assets costing less than Rs. 5,000/- are depreciated in full in the year of acquisition.

The Management's estimates of the useful lives for various categories of fixed assets are given below:

	YEARS
Buildings	
– Factory and administrative buildings	20 to 30
– Ancillary structures	3 to 10
Plant and machinery	3 to 15
Electrical equipment	5 to 15
Laboratory equipment	5 to 15
Furniture, fixtures and office equipment (other than computer equipment)	4 to 8
Computer equipment	3
Vehicles	4 to 5
Library	2
Leased vehicles	3

Leasehold land and buildings are being amortised over the primary period of the lease. Vehicles acquired on finance leases are depreciated over the period of the lease agreement or the useful life, whichever is shorter.

e) Intangible assets and amortization

Intangible assets are recorded at the consideration paid for acquisition. Intangible assets are amortised over their estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Group for its use. The management estimates the useful lives for the various intangible assets as follows:

	YEARS
Goodwill	5 to 20
Patents, trademarks, etc. (including marketing / distribution rights)	3 to 10
Customer contracts	2 to 10
Technical know-how	10
Non-compete fees	1.5 to 10

f) Investments

Long-term investments, other than investments in associates, are stated at cost. A provision for diminution is made to recognise a decline, other than temporary, in the value of long-term investments. Current investments are carried at the lower of cost and fair value. The comparison of cost and fair value is done separately in respect of each category of investment.

Investments in associates, accounted under the equity method of accounting, are initially recorded at cost, identifying any goodwill / capital reserve at the time of acquisition. The carrying amount of such investments is adjusted thereafter for the post acquisition change in the Group's share of net assets of the investee unless there is an agreement to the contrary. The carrying amount of investment in an associate is reduced to recognise a decline, other than temporary, in the value of the investment, such reduction being determined and made for each investment individually.

g) Inventories

Inventories are valued at the lower of cost and net realisable value. Cost of inventories comprises all costs of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

The methods of determining cost of various categories of inventories are as follows:

Raw materials	First in first out (FIFO)
Stores and spares and packing materials	Weighted average method
Work-in-process and finished goods (manufactured)	FIFO and including an appropriate share of production overheads
Finished goods (traded)	Specific identification method

h) Research and development

Revenue expenditure on research and development is expensed as incurred. Capital expenditure incurred on research and development is capitalised as fixed assets and depreciated in accordance with the depreciation policy of the Group.

Schedules to the Consolidated Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

i) Employee benefits

Contributions payable to an approved gratuity fund (a defined benefit plan) and certain defined benefit plans at overseas subsidiaries determined by independent actuaries at the balance sheet date are charged to the profit and loss account. Provision for compensated absences cost is made on the basis of actuarial valuation at the balance sheet date, carried out by an independent actuary.

Contributions payable to recognised provident funds, approved superannuation scheme, employee pension and social security schemes in certain overseas subsidiaries, which are defined contribution schemes, are charged to the profit and loss account.

All actuarial gains and losses arising during the year are recognized in the profit and loss account for the year.

j) Foreign currency transactions, balances and translation of financial statements of foreign subsidiaries and joint venture

Foreign currency transactions are recorded using the exchange rates prevailing on the dates of the respective transactions. Exchange differences arising on foreign currency transactions settled during the year are recognised in the profit and loss account.

Monetary assets and liabilities denominated in foreign currencies as at the balance sheet date not covered by forward exchange contracts are translated at year-end rates. The resultant exchange differences are recognised in the profit and loss account. Non-monetary assets are recorded at the rates prevailing on the date of the transaction.

Forward contracts are entered into to hedge the foreign currency risk of the underlying outstanding at the balance sheet date. The premium or discount on all such contracts arising at the inception of each contract is amortised as expense or income over the life of the contract. Any profit or loss arising on the cancellation or renewal of forward contracts is recognised as income or expense for the period.

In relation to the forward contracts entered into to hedge the foreign currency risk of the underlying outstanding at the balance sheet date, the exchange difference is calculated and recorded in accordance with AS – 11 (revised). The exchange difference on such a forward exchange contract is calculated as the difference of the foreign currency amount of the contract translated at the exchange rate at the reporting date, or the settlement date where the transaction is settled during the reporting period, and the corresponding foreign currency amount translated at the later of the date of inception of the forward exchange contract and the last reporting date. Such exchange differences are recognized in the profit and loss account in the reporting period in which the exchange rates change.

The financial statements of the foreign integral subsidiaries and joint venture, representative offices and 'collectively referred to as the 'foreign integral operations' are translated into Indian rupees as follows:

- Revenue items, except depreciation are translated at the respective monthly average rates. Depreciation is translated at the rates used for the translation of the values of the assets on which depreciation is calculated.
- Monetary items are translated using the closing rate.
- Non-monetary items are translated using the exchange rate at the date of transaction i.e., the date when they were acquired.
- The net exchange difference resulting from the translation of items in the financial statements of foreign integral operations is recognised as income or as expense for the year.
- Contingent liabilities are translated at the closing rate.

  The following consolidated foreign subsidiaries have been identified as non- integral operations in accordance with the requirements of AS –11(Revised 2003):

  - Reddy US Therapeutics Inc.
  - Dr. Reddy's Laboratories (EU) Limited
  - Promius Pharma LLC (formerly Reddy Pharmaceuticals LLC)
  - Dr. Reddy's SRL (formerly Jet Generici SRL)
  - Aurigene Discovery Technologies Inc.
  - Industrias Quimicas Falcon de Mexico S.A.de.C.V.
  - Reddy Holding GmbH
  - betapharm Arzneimittel GmbH

Schedules to the Consolidated Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

j) Foreign currency transactions, balances and translation of financial statements of foreign subsidiaries and joint venture (continued)

- beta institut fur sozialmedizinische Forschung und Entwicklung GmbH
- beta Healthcare Solutions GmbH
- Lacock Holdings Limited
- Reddy Pharma Iberia SA
- Reddy Pharma Italia SpA
- Kunshan Rotam Reddy Pharmaceutical Company Limited
- Chirotech Technology Limited
- Dr. Reddy's Laboratories Louisiana LLC

In accordance with AS –11 (Revised 2003) "The Effect of Changes in Foreign Exchange rates", the financial statements of such non-integral foreign operations are translated into Indian rupees as follows:

- All assets and liabilities, both monetary and non-monetary, are translated using the closing rate.
- Revenue items are translated at the respective monthly average rates.
- The resulting net exchange difference is credited or debited to a foreign currency translation reserve. However, an exchange difference arising out of intragroup monetary item, whether short term or long term is recognised in the profit and loss account.
- Contingent liabilities are translated at the closing rate.

k) Derivative instruments and hedge accounting

The Group uses foreign exchange forward contracts and options to hedge its movements in foreign exchange rates and does not use the foreign exchange forward contracts and options for trading or speculative purposes.

Pursuant to ICAI Announcement "Accounting for Derivatives" on the early adoption of Accounting Standard AS 30 "Financial Instruments: Recognition and Measurement", the Group has adopted the Standard to the extent that the adoption does not conflict with existing mandatory accounting standards and other authoritative pronouncements, Company law and other regulatory requirements.

The Group classifies foreign currency options in respect of the forecasted transactions at the inception of each contract meeting the hedging criterion, as cash flow hedges. Changes in the fair value of options classified as cash flow hedges are recognised directly in shareholders' funds (under the head "Hedging Reserves") and are reclassified into the profit and loss account upon the occurrence of the hedged transaction. The gains / losses on options designated as cash flow hedges are included along with the underlying hedged forecasted transactions. The exchange differences relating to options not designated as cash flow hedges are recognised in the profit and loss account as they arise. Further, the changes in fair value relating to the ineffective portion of the cash flow hedges are recognised in the profit and loss account as they arise.

l) Revenue recognition

Revenue from sale of goods is recognised when significant risks and rewards in respect of ownership of products are transferred to customers. Revenue from domestic sales of generic products is recognized upon delivery of products to stockists by clearing and forwarding agents of the Company. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized on delivery of products to customers, from the factories of the Company. Revenue from export sales is recognized when the significant risks and rewards of ownership of products are transferred to the customers, which is based upon the terms of the applicable contract.

Revenue from product sales is stated exclusive of returns, sales tax and applicable trade discounts and allowances.

Accrual for chargeback, rebates, discounts and medicaid payments are estimated and provided for in the year of sales and recorded as reduction of revenue. A chargeback claim is a claim made by the wholesaler for the difference between the price at which the product is initially invoiced to the wholesaler and the net price at which it is agreed to be procured from the Company. Accrual for such chargeback are accrued and estimated based on historical average chargeback rate actually claimed over a period of time, current contract prices with wholesalers / other customers and estimated inventory holding by the wholesaler. Such provisions are presented as a reduction of trade receivable.

Revenue from services rendered, which primarily relate to contract research, is recognized in profit or loss as the underlying services are performed. Upfront non-refundable payments received under these arrangements are deferred and recognised as revenue over the expected period over which the related services are expected to be performed.

Schedules to the Consolidated Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

l) Revenue recognition (continued)

Dividend income is recognised when the unconditional right to receive the income is established. Income from interest on deposits, loans and interest bearing securities is recognised on the time proportionate method.

Export entitlements are recognised as income when the right to receive credit as per the terms of the scheme is established in respect of the exports made and where there is no significant uncertainty regarding the ultimate collection of the relevant export proceeds.

m) Income tax expense

Income tax expense comprises current tax and deferred tax charge or credit.

Current tax

The current charge for income taxes is calculated in accordance with the relevant tax regulations applicable to the entities in the Group.

Deferred tax

Deferred tax charge or credit reflects the tax effects of timing differences between accounting income and taxable income for the period. The deferred tax charge or credit and the corresponding deferred tax liabilities or assets are recognised using the tax rates that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets are recognised only to the extent there is reasonable certainty that the assets can be realised in future; however, where there is unabsorbed depreciation or carry forward of losses, deferred tax assets are recognised only if there is a virtual certainty of realisation of such assets. Deferred tax assets are reviewed at each balance sheet date and written-down or written-up to reflect the amount that is reasonably or virtually certain (as the case may be) to be realised.

The break-up of the major components of the deferred tax assets and liabilities as at the balance sheet date have been arrived at after setting off deferred tax assets and liabilities where the Group has a legally enforceable right to set-off assets against liabilities, and where such assets and liabilities relate to taxes on income levied by the same governing taxation laws.

n) Earnings per share

The basic earnings per share ("EPS") is computed by dividing the net profit after tax for the year by the weighted average number of equity shares outstanding during the year. For the purpose of calculating diluted earnings per share, net profit after tax for the year and the weighted average number of shares outstanding during the year are adjusted for the effects of all dilutive potential equity shares. The dilutive potential equity shares are deemed converted as of the beginning of the year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares).

o) Employee stock option schemes

In accordance with the Securities and Exchange Board of India guidelines, the excess of the market price of shares, at the date of grant of options under the Employee stock option schemes, over the exercise price is treated as employee compensation and amortised over the vesting period.

p) Impairment of assets

The Group assesses at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. If such recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognised in the profit and loss account. If at the balance sheet date there is an indication that if a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the asset is reflected at the recoverable amount subject to a maximum of depreciated historical cost.

q) Provisions and contingent liabilities

The Group creates a provision when there is a present obligation as a result of a past event that probably requires an outflow of resources and a reliable estimate can be made of the amount of the obligation. A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

r) Leases

Assets taken on lease where the Group acquires substantially the entire risks and rewards incidental to ownership are classified as finance leases. The amount recorded is the lesser of the present value of the minimum lease rental and other incidental expenses during the lease term or the fair value of the assets taken on lease. The rental obligations, net of interest charges, are reflected in secured loan. Leases that do not transfer substantially all of the risks and rewards of ownership are classified as operating leases and recorded as expenses as and when payments are made over the lease term.

Schedules to the Consolidated Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

2. DESCRIPTION OF THE GROUP

The Dr. Reddy's Group is a leading India-based pharmaceutical group headquartered in Hyderabad, India. The Group's principal areas of operation are pharmaceutical services and active ingredients, global generics, custom pharmaceutical services and proprietary products. The Company's principal research and development facilities are located in Andhra Pradesh, India and in the United States; its principal manufacturing facilities are located in Andhra Pradesh, India, Himachal Pradesh, India, Cuernavaca-Cuautla, Mexico, Mirfield, the United Kingdom and Louisiana, the United States; and its principal marketing facilities are located in India, Russia, the United States, the United Kingdom and Germany. The Company's shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and, since 11 April 2001, also on the New York Stock Exchange in the United States.

Dr. Reddy's subsidiaries, step-down subsidiaries, associates and joint venture are listed below:

ENTITY	COUNTRY OF INCORPORATION	PERCENTAGE HOLDING (%)
Subsidiaries		
OOO JV Reddy Biomed Limited ("RBL")	A Company organised under the laws of Russia	100
Reddy Pharmaceuticals Hong Kong Limited	A Company organised under the laws of Hong Kong	100
Reddy Cheminor S.A.	A Company organised under the laws of Chartres, France	100
Reddy Antilles N.V. ("RANV")	A Company organised under the laws of Antilles, Netherlands	100
Dr. Reddy's Farmaceutica Do Brasil Ltda.	A Company organised under the laws of Brazil	100
Aurigene Discovery Technologies Limited	A Company organised under the laws of India	100
Cheminor Investments Limited	A Company organised under the laws of India	100
DRL Investments Limited	A Company organised under the laws of India	100
OOO Dr. Reddy's Laboratories Limited	A Company organised under the laws of Russia	100
Dr. Reddy's Laboratories (Proprietary) Limited	A Company organised under the laws of the Republic of South Africa	60
Dr. Reddy's Bio-Sciences Limited	A Company organised under the laws of India	100
Trigenesis Therapeutics Inc.	A Company organised under the laws of New Jersey, USA	100
Industrias Quimicas Falcon de Mexico S.A.de.C.V.("Falcon")	A Company organised under the laws of Mexico	100
Dr. Reddy's Laboratories (Australia) Pty. Limited	A Company organised under the laws of Australia	100
Reddy Pharma Iberia SA	A Company organised under the laws of Spain	100
Lacock Holdings Limited ("Lacock")	A Company organised under the laws of Cyprus	100
Dr. Reddy's Laboratories SA	A Company organised under the laws of Switzerland	100
Macred India Private Limited	A Company organised under the laws of India	100
Dr. Reddy's Laboratories ILAC TICARET Limited SIRKETI	A Company organised under the laws of Turkey	100
Dr. Reddy's Pharma SEZ Limited	A Company organised under the laws of India	100
Step-down subsidiaries		
Reddy Netherlands B.V.	A subsidiary of Reddy Antilles N.V., organised under the laws of Netherlands	100
Reddy US Therapeutics Inc. ("Reddy US")	A subsidiary of Reddy Antilles N.V., organised under the laws of Atlanta, USA	100
Dr. Reddy's Laboratories Inc. ("DRLI")	A subsidiary of Dr. Reddy's Laboratories SA, organised under the laws of New Jersey, USA	100
Promius Pharma LLC (formerly Reddy Pharmaceuticals LLC)	A subsidiary of Dr. Reddy's Laboratories Inc., organised under the laws of Delaware, USA	100
Dr. Reddy's Laboratories (EU) Limited ("DREU")	A subsidiary of Dr. Reddy's Laboratories SA, organised under the laws of the United Kingdom	100
Dr. Reddy's Laboratories (UK) Limited ("DRUK")	A subsidiary of Dr. Reddy's Laboratories (EU) Limited, organised under the laws of the United Kingdom	100
Aurigene Discovery Technologies Inc. ("AI")	A subsidiary of Aurigene Discovery Technologies Limited, organised under the laws of Massachusetts, USA	100
Reddy Holding GmbH ("RHG")	A subsidiary of Lacock Holdings Limited organised under the laws of Germany	100
betapharm Arzneimittel GmbH	A subsidiary of Reddy Holding GmbH organised under the laws of Germany	100
beta Healthcare Solutions GmbH	A subsidiary of Reddy Holding GmbH organised under the laws of Germany	100
beta institut fur sozialmedizinische Forschung und Entwicklung GmbH	A subsidiary of Reddy Holding GmbH organised under the laws of Germany	100
Reddy Pharma Italia SPA	A subsidiary of Lacock Holdings Limited organised under the laws of Italy	100
Eurobridge Consulting B.V.	A subsidiary of Reddy Antilles N.V. organised under the laws of Netherlands	100
OOO DRS LLC	A subsidiary of Eurobridge Consulting B.V. organised under the laws of Russia	100

Schedules to the Consolidated Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

2. DESCRIPTION OF THE GROUP (CONTINUED)

ENTITY	COUNTRY OF INCORPORATION	PERCENTAGE HOLDING (%)
Aurigene Discovery Technologies (Malaysia) Sdn bhd	A subsidiary of Aurigine Discovery Technologies Limited organised under the laws of Malaysia	100
Dr. Reddy's New Zealand Limited (formerly Affordable Health Care Limited)	A subsidiary of Dr. Reddy's Laboratories SA organised under laws of New Zealand	100
Dr. Reddy's SRL (formerly Jet Generici SRL)	A subsidiary of Reddy Pharma Italia SPA organised under the laws of Italy	100
Chirotech Technology Limited	A subsidiary of Dr. Reddy's Laboratories (EU) Limited organised under the laws of United Kingdom	100
Dr. Reddy's Laboratories Louisiana LLC	A subsidiary of Dr. Reddy's Laboratories Inc. organised under the laws of New Jersey, USA	100
Dr. Reddy's Laboratories International SA	A subsidiary of Reddy Holding GmbH and Dr. Reddy's Laboratories SA organised under laws of Switzerland	100
Partnership firms		
Globe Enterprises	A partnership firm with Dr. Reddy's Holdings Limited organised under the laws of India, wherein the Company and Dr. Reddy's Holdings Limited share the profits in the ratio of 95:5	95
Joint Venture		
Kunshan Rotam Reddy Pharmaceutical Company Limited ("Reddy Kunshan" or "KRRP")	A Company organised under the laws of China	51.33
Associates		
APR LLC, USA	Enterprise over which the Group has significant influence, through 100% of Class B interest	
Perlecan Pharma Private Limited, India (till 30 July 2008)	Enterprise over which the Company had significant influence through 14.31% of shareholding and through representation on the Board of Directors of Perlecan Pharma Private Limited. (Refer Note 5 and 20)	

3. COMMITMENTS AND CONTINGENT LIABILITIES

	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
(i) Commitments / contingent liabilities:		
(a) Guarantees issued by banks	94	90
(b) Letters of credit outstanding	20	329
(c) Contingent consideration payable in respect of subsidiaries acquired	12	12
(ii) Claims against the Group not acknowledged as debts in respect of:		
(a) Income tax matters, pending decisions on various appeals made by the Group and by the Department	521	541
(b) Excise matters, under dispute	1	1
(c) Customs matter, under dispute	97	36
(d) Sales tax matters, under dispute	151	28
(e) Other matters, under dispute	5	–

(f) Demand for payment to the credit of the Drug Prices Equalisation Account under Drugs (Price Control) Order, 1995 which is being contested by the Company in respect of few of its products. The Company has provided fully against the potential liability in respect of the principal amount demanded and believes that possibility of any liability that may arise on account of interest (including accumulated demand to date approximately of Rs. 167) and penalty on this demand is remote.

Schedules to the Consolidated Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

3. COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

		AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
(iii)	Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	2,950	997
(iv)	Commitment under Export Promotion Capital Goods (EPCG) Scheme	3,835	–

(v) In April 2006, the Company launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are generic versions of Sanofi-Aventis' ("Aventis") Allegra® tablets. The Company is presently defending patent infringement actions brought by Aventis in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two active pharmaceutical ingredients ("API") patents which are at issue in the litigation. The Company has obtained summary judgment in respect of each of the formulation patents. Teva Pharmaceuticals Industries Limited ("Teva") and Barr Pharmaceuticals, Inc. ("Barr") have been defending a similar action in the same court. In September 2005, pursuant to an agreement with Barr, Teva launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated (bioequivalent) to Aventis' Allegra® tablets. Aventis has brought patent infringement actions against Teva and its API supplier in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two API patents at issue in the litigation. Teva has obtained summary judgment in respect of each of the formulation patents. On 27 January 2006, the District Court denied Aventis' motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and one of the API patents, finding that patent likely to be not infringed. The issues presented during Teva's hearing are likely to be substantially similar to those which will be presented with respect to Company's tablet products.

Subsequent to the preliminary injunction hearing, Aventis sued Teva and Barr for infringement of a new patent claiming polymorphic forms of fexofenadine. The Company utilizes an internally developed polymorph and has not been sued for infringement of the new patent. On 18 November 2008, Teva and Barr announced settlement of their litigation with Aventis. Litigation between the Company and Aventis continues. No trial has been scheduled at this time. If Aventis is ultimately successful in its allegation of patent infringement, the Company could be required to pay damages related to fexofenadine hydrochloride tablet sales made by the Company, and could also be prohibited from selling these products in the future.

(vi) Additionally, the Group is involved in other disputes, lawsuits, claims, governmental and / or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The Group believes that there are no such pending matters that are expected to have any material adverse effect on its financial statements in any given accounting period.

4. SETTLEMENT OF LEGAL CLAIM FROM INNOVATOR

During the year ended 31 March 2008, Eli Lilly's German patent covering olanzapine was invalidated by the German Patent Court. Eli Lilly, the innovator, appealed this decision before the German Federal Court of Justice. The Company's German subsidiary betapharm and certain other competitors had launched olanzapine products in Germany pending the decision from the German Federal Court of Justice. Eli Lilly filed an application for an interim order against betapharm claiming patent infringement at the court in Düsseldorf, Germany. However, in August 2008, the court decided not to grant the interim order due to lack of urgency. In December 2008, the Federal Court of Justice overruled the German Patent Court and decided to maintain the olanzapine patent in favor of Eli Lilly, the innovator. The Company subsequently stopped marketing this product in the German market. In March 2009, Eli Lilly, as part of the litigation has claimed damages from the Company. During the previous year, the Company has recorded a liability towards the damage claim amounting to Rs. 916 under the head operating and other expenses.

Schedules to the Consolidated Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

5. ACCOUNTING FOR ASSOCIATES

The details of the accounting for its investments under the equity method as per AS 23 – "Accounting for Investments in Associates in Consolidated Financial Statements" are as below:

APR LLC ("APR")

The Group exercises significant influence over the financial and operating policy decisions of this entity. On 30 January 2004, the Group invested Rs. 21 in the Class B Interest of APR. APR is a development stage Company in the process of developing an active pharmaceutical ingredient. In accordance with a Development and Supply Agreement between the Group and APR, the Group has agreed to fund APR's development expenses, provided certain milestones are achieved. Such funding is repayable by APR upon successful commercialisation of the product in the future. In addition to its equity investment of Rs. 21 the Group has advanced Rs. 106 to APR through 31 March 2010 including Rs. Nil for the year ended 31 March 2010. The Company's investment and advances were adjusted against the Group's share of losses, thereby reducing the Group's investment to Rs. Nil as at 31 March 2010.

Perlecan Pharma Private Limited

Pursuant to a share purchase agreement dated 30 July 2008, the Company had acquired all the shares (except two shares) held by parties other than DRL, for an aggregate consideration of Rs. 758. Consequently, Perlecan became 99.99% subsidiary of the Company with effect from 31 July 2008. The Group accounted for its investment in Perlecan under the equity method until 30 July 2008. The Group's share of loss of Perlecan amounting to Rs. 1 has been recognised in the financial statement till 30 July 2008. Effective from 31 July 2008, Perlecan became a subsidiary; the results of its operation were consolidated on a line-by-line basis. Subsequently as more fully discussed in Note 20 of Schedule 19, Perlecan was merged with the Company as per the High Court order dated 12 June 2009.

6. ACCOUNTING FOR INTEREST IN A JOINT VENTURE (JV)

Kunshan Rotam Reddy Pharmaceuticals Company Limited ("Reddy Kunshan")

The Group has a 51.33 % interest in Reddy Kunshan, a joint venture (JV) in China. Reddy Kunshan is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediates and formulations in China. The contractual arrangement between shareholders of Reddy Kunshan indicates joint control as the minority shareholders, along with the Group, have significant participating rights such that they jointly control the financial and operating policies of Reddy Kunshan in the ordinary course of business.

The Group has, in accordance with AS 27 "Financial Reporting of Interests in Joint Ventures" issued under the Companies (Accounting Standards) Rules 2006, accounted for its 51.33% interest in the JV by the proportionate consolidation method. Thus the Group's income statement, balance sheet and cash flow statement incorporate the Group's share of income, expenses, assets, liabilities and cash flows of the JV on a line-by-line basis.

The aggregate amount of the assets, liabilities, income and expenses related to the Group's share in the JV included in these financial statements as of and for the year ended 31 March 2010 are given below:

PARTICULARS	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
BALANCE SHEET		
Secured loan	22	78
Foreign currency translation reserve	–	3
Fixed assets, net	82	74
Deferred tax assets, net	11	9
Current assets, loans and advances		
Inventories	32	35
Sundry debtors	118	106
Cash and bank balances	10	33
Loans and advances	29	13
Current liabilities and provisions		
Current liabilities	97	115
Net current assets	92	72
Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	2	2

Schedules to the Consolidated Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

6. ACCOUNTING FOR INTEREST IN A JOINT VENTURE (JV) (CONTINUED)

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
INCOME STATEMENT		
Income		
Sales	405	314
Other income (previous year Rs. 341 thousands, rounded off in millions)	13	–
Expenditure		
Material costs	130	107
Personnel costs	83	60
Operating and other expenses	135	113
Research and development expenses	5	4
Finance charges	3	5
Depreciation	2	3
Profit / (Loss) before taxation	60	22
Provision for taxation		
– Deferred tax (expense) / benefit	13	(5)
Profit / (Loss) after taxation	73	17

7. ACQUISITIONS

(a) Acquisition of a unit of The Dow Chemical Company

During the previous year, the Company, through its wholly owned subsidiary Dr. Reddy's Laboratories (EU) Limited ("DRL EU"), acquired a unit of The Dow Chemical Company (Dowpharma) associated with its United Kingdom sites in Mirfield and Cambridge for a total cash consideration of Rs. 1,302 (US$ 32 million), including direct acquisition cost of Rs. 13. The acquisition includes the Dowpharma's Small Molecules facilities located in Mirfield, United Kingdom (a unit of Dowpharma) and in Cambridge, United Kingdom (Chirotech Technology Limited, a Dowpharma subsidiary). The acquisition of Chirotech Technology Limited also included customer contracts / relationships, associated API products, process technology and know-how, technology licensing rights, etc. The Company also took over the existing work force as a part of the acquisition. This acquisition results in technology related synergies for Pharmaceutical Services and Active Ingredients segment and gives access to an experienced research and development team.

The details of the acquired assets and liabilities and the resultant goodwill are as follows:

Purchase consideration		1,302
Fixed assets	722	
Intangible assets	3	
Inventories	231	
Net Current liabilities	(132)	824
Resultant goodwill		**478**

(b) Acquisition of BASF Corporation's manufacturing facility in Shreveport, Louisiana, USA and related pharmaceutical contract manufacturing business

During the previous year, the Company acquired BASF Corporation's pharmaceuticals contract manufacturing business and its manufacturing facility in Shreveport, Louisiana, USA for a total cash consideration of Rs. 1,639 (US$ 40 million), including direct acquisition cost of Rs. 31. The acquisition includes customer and product related intangibles, trademarks in addition to the Shreveport manufacturing facility. The Company also took over the existing work force as a part of the acquisition. This acquisition relates to the Company's Global Generics business.

The details of the acquired assets and liabilities and the resultant goodwill are as follows:

Purchase consideration		1,639
Fixed assets	755	
Intangible assets	482	
Inventories	249	1,486
Resultant goodwill		**153**

Schedules to the Consolidated Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

7. ACQUISITIONS (CONTINUED)

(c) Dr. Reddy's SRL (formerly Jet Generici SRL)

During the previous year, the Company acquired Dr. Reddy's SRL (formerly Jet Generici SRL), a company engaged in the sale of generic finished dosages in Italy for a total cash consideration of Rs. 148 (Euro 2.34 million). This acquisition resulted in the Company gaining entry in the Italian market, acquisition of product related intangibles, employee workforce and access to customers. The excess of the purchase consideration over the net assets and liabilities acquired resulted in goodwill of Rs. 139 net of assets and liabilities acquired.

8. DEFERRED TAXATION

	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
Deferred tax assets		
Tax losses carried forward	380	438
Sundry debtors	–	100
Provisions	191	64
Inventories	70	10
Loans and advances	259	106
Current liabilities	174	75
	1,074	**793**
Deferred tax liability		
Sundry debtors	(59)	–
Stock based compensation expense	(76)	(85)
Excess of depreciation allowable under Income tax law over depreciation provided in accounts	(1,009)	(1,157)
Losses on cash flow hedging	–	(89)
	(1,144)	**(1,331)**
Deferred tax liability, net	**(70)**	**(538)**

The net deferred tax liability of Rs. 70 (previous year: Rs. 538) has the following breakdown.

	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
Deferred tax asset	680	376
Deferred tax liabilities	(750)	(914)
	(70)	**(538)**

9. EARNINGS PER SHARE (EPS)

The computation of EPS is set out below:

	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Earnings		
Net profit / (loss) for the year	**3,515**	**(9,172)**
Shares		
Number of shares at the beginning of the year	168,468,777	168,172,746
Add: Equity shares issued on exercise of vested stock options	376,608	296,031
Total number of equity shares outstanding at the end of the year	**168,845,385**	**168,468,777**
Weighted average number of equity shares outstanding during the year – Basic	168,706,977	168,349,139
Add: Weighted average number of equity shares arising out of outstanding stock options (net of the stock options forfeited) that have dilutive effect on the EPS	1,152,320	1,046,791
Weighted average number of equity shares outstanding during the year – Diluted	**169,859,297**	**169,395,930**
Earnings per share of par value Rs. 5 – Basic (Rs.)	20.83	(54.48)
Earnings per share of par value Rs. 5 – Diluted (Rs.)	20.69	(54.48)

Schedules to the Consolidated Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

10. RELATED PARTY DISCLOSURES

a. The related parties where control exists are the subsidiaries, step-down subsidiaries and partnership firms as described in Note 2. There are no other parties over which the Group has control.

b. Other related parties with whom transactions have taken place during the year:

Associates	
APR LLC, USA	Enterprise over which the Group has significant influence, through 100% of Class B interest.
Joint Venture	
Kunshan Rotam Reddy Pharmaceutical Company Limited ("Reddy Kunshan"), China	Enterprise over which the group exercises joint control with other joint venture partners and holds 51.33% equity stake
Enterprises where principal shareholders have control or significant influence ("significant interest entities")	
Dr. Reddy's Research Foundation ("Research Foundation")	Enterprise over which the principal shareholders have significant influence
Dr. Reddy's Holdings Limited	Enterprise owned by principal shareholders
Institute of Life Sciences	Enterprise over which principal shareholders having significant influence
Others	
Diana Hotels Limited	Enterprise owned by relative of a director
Ms. K Samrajyam	Spouse of the Chairman
Ms. G Anuradha	Spouse of the Vice Chairman and Chief Executive Officer
Ms. Deepti Reddy	Spouse of the Managing Director and Chief Operating Officer
Dr. Reddy's Heritage Foundation	Enterprise in which the Chairman is a director
Dr. Reddy's Foundation for Human and Social development	Enterprise where principal shareholders are trustees
S R Enterprises	Enterprise in which relative of a director has significant influence
K K Enterprises	Enterprise in which relative of a director has significant influence
A. R. Life Sciences Private Limited	Enterprise in which relative of a director has significant influence
Key management personnel represented on the Board	
Dr. K Anji Reddy	Chairman
Mr. G V Prasad	Vice Chairman and Chief Executive Officer
Mr. K Satish Reddy	Managing Director and Chief Operating Officer
Non-Executive and Independent directors on the Board	
Dr. Omkar Goswami	
Mr. Ravi Bhoothalingam	
Mr. Anupam Puri	
Ms. Kalpana Morparia	
Dr. J P Moreau	
Dr. Bruce L A Carter	
Dr. Ashok Sekhar Ganguly (from 23 October 2009)	

Schedules to the Consolidated Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

10. RELATED PARTY DISCLOSURES (CONTINUED)

c. Particulars of related party transactions

The following is a summary of significant related party transactions:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
i. Sales to:		
Others		
A. R. Life Sciences Private Limited	156	135
ii. Service income from:		
Institute of Life Sciences	4	–
iii. Purchases from:		
Others		
A. R. Life Sciences Private Limited	275	284
Others	1	6
iv. Contributions made to others for social development:		
Dr. Reddy's Foundation for Human and Social development	97	104
Research Foundation	1	–
v. Contribution made for research		
Institute of Life Sciences	50	20
vi. Hotel expenses paid to:		
Diana Hotels Limited	13	13
vii. Rent paid to:		
Key management personnel		
Dr. K Anji Reddy	–	1
Mr. K Satish Reddy	13	12
Others:		
Ms. G Anuradha	11	10
Ms. Deepti Reddy	2	2
Ms. K Samrajyam	1	1
Rent Deposit repaid:		
Dr. K Anji Reddy	1	–
viii. Executive Directors' Remuneration	236	170
Directors' sitting fees (Rs. 339 thousands; previous year: Rs. 250 thousands, rounded off in millions) (See Note 1 below)	–	–
ix. Loss pick up of associates	–	1
x. Advance made to Dr. Reddy's Holding Limited towards acquisitions of land	367	400
xi. a) Loans taken and repaid during the year from Dr.Reddy's Holding Limited	–	360
b) Interest on above	–	2

d. The Group has the following amounts due from / to related parties:

PARTICULARS	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
i. Due from related parties (included in loans and advances and sundry debtors):		
Significant interest entities:		
Dr. Reddy's Holdings Limited	1,447	1,080
Institute of Life Sciences	3	–
Others:		
A. R. Life Sciences Private Limited	–	43
ii. Due to related parties (included in current liabilities):		
Research Foundation	21	20
A. R. Life Sciences Private Limited	20	68

Note 1: Details of remuneration paid to the whole-time and non-whole-time directors are given in Note 12 to Schedule 19.

Schedules to the Consolidated Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

11. SEGMENT REPORTING

The primary and secondary reportable segments are business and geographic segments, respectively.

Business segments:

In view of certain changes in the business operations, organisational structure and management reporting to the Board of Directors and to the Chief Executive Officer, the Company has revised the structure of its segments which was reported earlier. This change in segment is effective from 1 April, 2008. Accordingly, the Group is organised on a worldwide basis into the following businesses which are reportable segments:

- Pharmaceutical services and Active Ingredients ("PSAI");
- Global Generics; and
- Proprietary Products.

Pharmaceutical Services and Active Ingredients: This segment includes active pharmaceutical ingredients and intermediaries, also known as active pharmaceutical products or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediaries become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes contract research services and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements. This segment was formed by aggregating our former Active pharmaceutical ingredients and intermediates segment and Custom pharmaceutical services segment.

Global Generics: This segment consists of finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the Company's former formulations and generics segments.

Proprietary Products: This segment involves the discovery of new chemical entities for subsequent commercialization and out-licensing. It also involves the Company's speciality pharmaceuticals business which has launched sales and marketing operations for in-licensed and co-developed dermatology products.

Geographic segments:

The Group's business is organised into five key geographic segments. Revenues are attributable to individual geographic segments based on the location of the customer.

Segment revenues and expenses: All segment revenues and expenses are directly attributable to the segments.

Segment assets and liabilities: All segment assets are directly attributable to segments. According to the internal organisation and management structure of the Group and its system of internal financial reporting, the Chief Operating Decision Maker does not review the liabilities for each reportable segment. These liabilities are not fully identifiable with / allocable to individual reportable segments. Consequently, the Management believes that it is not practicable to provide segmental disclosures relating to total liabilities by primary segments.

Inter-segment transfers: Segment revenue, segment expenses and segment result include transfers between business segments. Inter-segment transfers are accounted for at cost to the transferring segment. Such transfers are eliminated on consolidation.

Accounting policies: The accounting policies consistently used in the preparation of the financial statements are also applied to items of revenues and expenditure in individual segments.

Unallocable and Head office expenses: General administrative expenses, head-office expenses, and other expenses that arise at the corporate level and relate to the Group as a whole, are shown as unallocable items.

Schedules to the Consolidated Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

11. SEGMENT REPORTING (CONTINUED)

Segment information for the year ended 31 March 2010

PARTICULARS	PSAI	GLOBAL GENERICS	PROPRIETARY PRODUCTS	OTHERS	ELIMINATIONS	UNALLOCABLE ITEMS	TOTAL
External sales (Gross)	19,324	48,988	521	–	–	–	68,833
Inter – segment sales	2,780	17	–	–	(2,797)	–	–
Less: Excise duty and other similar duties and taxes on sales	(169)	(147)	–	–	–	–	(316)
Total Sales	**21,935**	**48,858**	**521**	**–**	**(2,797)**	**–**	**68,517**
Income from services	904	–	–	754	–	–	1,658
License fees	–	135	–	–	–	–	135
Sale of spent chemicals	209	–	–	–	–	–	209
Miscellaneous income	202	208	3	22	–	–	435
Segment revenues	**23,250**	**49,201**	**524**	**776**	**(2,797)**	**–**	**70,954**
Interest income	–	–	–	–	–	249	249
Other unallocable income	–	–	–	–	–	121	121
Total revenue							**71,324**
Segment result	**4,186**	**5,305**	**(1,641)**	**(75)**	**–**	**–**	**7,775**
Unallocated expense						(1,281)	(1,280)
Finance charges						(312)	(312)
Profit / (loss) before taxation							**6,183**
Income tax expense							2,668
Profit / (loss) before minority interest and equity in loss of associates							**3,515**
Equity in loss of associates							–
Minority interest							–
Profit for the year							**3,515**

Segment information for the year ended 31 March 2009

PARTICULARS	PSAI	GLOBAL GENERICS	PROPRIETARY PRODUCTS	OTHERS	ELIMINATIONS	UNALLOCABLE ITEMS	TOTAL
External sales (Gross)	18,235	49,802	289	–	–	–	68,326
Inter – segment sales	2,371	18	–	–	(2,389)	–	–
Less: Excise duty and other similar duties and taxes on sales	(224)	(198)	–	–	–	–	(422)
Total sales	**20,382**	**49,622**	**289**	**–**	**(2,389)**	**–**	**67,904**
Income from services	460	–	–	600	–	–	1,060
License fees	–	42	–	–	–	–	42
Sale of spent chemicals	211	–	–	–	–	–	211
Miscellaneous income	124	139	1	18	–	–	282
Segment revenues	**21,177**	**49,803**	**290**	**618**	**(2,389)**	**–**	**69,499**
Interest income	–	–	–	–	–	347	347
Other unallocable income	–	–	–	–	–	154	154
Total revenue							**70,000**
Segment result	**6,030**	**(5,926)**	**(2,093)**	**107**	**–**	**–**	**(1,882)**
Unallocated expense						(3,709)	(3,709)
Finance charges						(972)	(972)
Profit / (loss) before taxation							**(6,563)**
Income tax expense							(2,608)
Profit / (loss) before minority interest and equity in loss of associates							**(9,171)**
Equity in loss of associates							(1)
Minority interest							–
Loss for the year							**(9,172)**

Schedules to the Consolidated Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

11. SEGMENT REPORTING (CONTINUED)

Analysis of assets by business segments

	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
PSAI	26,746	23,889
Global Generics	37,402	42,346
Proprietary Products	103	1,294
Others	9,355	5,734
	73,606	**73,263**

Analysis of depreciation and amortization by business segments

	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
PSAI	1,287	1,079
Global Generics	2,453	3,490
Proprietary Products	125	191
Others	266	217
	4,131	**4,977**

The following table shows the distribution of the Group's sales by geographical markets, based on the location of the customer:

Sales by markets:

Sales revenues by geographic markets (Gross of excise and other similar duties)

	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
India	11,559	10,689
North America	20,852	23,683
Russia and other CIS countries	9,119	7,415
Europe	16,604	17,931
Others	10,699	8,608
	68,833	**68,326**

Analysis of assets by geography

	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
India	45,001	36,327
North America	10,819	12,821
Russia and other CIS countries	3,613	3,477
Europe	13,051	19,349
Others	1,122	1,289
	73,606	**73,263**

Cost of tangible and intangible fixed assets acquired by geography

	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
India	3,616	4,784
North America	290	1,683
Russia and other CIS countries	11	45
Europe	130	1,602
Others	20	19
	4,067	**8,133**

Schedules to the Consolidated Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

12. PARTICULARS OF MANAGERIAL REMUNERATION

The remuneration paid to managerial personnel during the year:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Remuneration and Commission to whole-time directors		
Salaries and allowances	13	13
Commission	220	155
Other perquisites	3	2
	236	**170**
Commission to non-whole-time directors	21	19
	257	**189**

The executive directors are covered under the Company's gratuity policy along with the other employees of the Company. Proportionate amount of gratuity is not included in the aforementioned disclosure.

Note: Computation of Net Profits under Section 309(5) of the Companies Act, 1956 ("the Act") and the computation of limit on commission payable to non-whole-time directors have not been disclosed as the limits prescribed under the Act do not apply to the consolidated financial statements of the Company.

13. EMPLOYEE STOCK OPTION SCHEME

Dr. Reddy's Employees Stock Option Plan-2002 (the DRL 2002 Plan):

The Company instituted the DRL 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on 24 September 2001. The DRL 2002 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, "eligible employees"). Under the Scheme, the Compensation Committee of the Board ('the Committee') shall administer the Scheme and grant stock options to eligible directors and employees of the Company and its subsidiaries. The Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for the options issued on the date of the grant. The options issued under the 2002 plan vests in periods ranging between one and four years and generally have a maximum contractual term of five years.

The DRL 2002 Plan was amended on 28 July 2004 at the Annual General Meeting of shareholders to provide for stock options grants in two categories:

Category A: 1,721,700 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 573,778 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs. 5 per option).

The DRL 2002 Plan was further amended on 27 July 2005 at the Annual General Meeting of shareholders to provide for stock option grants in two categories:

Category A: 300,000 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,995,478 stock options out of the total of 2,295,478 reserved for grant of options having exercise price equal to the par value of the underlying equity shares (i.e., Rs. 5 per option).

The fair market value of a share on each grant date falling under Category A above is defined as the average closing price (after adjustment of Bonus issue) for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after getting the approval of the shareholders in the Annual General Meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

As the number of shares that an individual employee is entitled to receive and the price of the option are known at the grant date, the scheme is considered as a fixed grant.

In the case of termination of employment, all non-vested options would stand cancelled. Options that have vested but have not been exercised can be exercised within the time prescribed under each option agreement by the Committee or if no time limit is prescribed, within three months of the date of employment termination, failing which they would stand cancelled.

During the current year, the Company under the DRL 2002 Plan has issued 359,840 options to eligible employees. The vesting period for the options granted varies from 12 to 48 months.

The date of grant, number of options granted, exercise price fixed by the Committee for respective options and the market price of the shares of the Company on the date of grant is given below:

Schedules to the Consolidated Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

13. EMPLOYEE STOCK OPTION SCHEME (CONTINUED)

DATE OF GRANT	NUMBER OF OPTIONS GRANTED	EXERCISE PRICE (RUPEES)	MARKET PRICE (RUPEES) (AS PER SEBI GUIDELINES)
18 May 2009	359,840	5.00	612.95

The Compensation Committee may, after obtaining the approval of the shareholders in the Annual General Meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

Stock option activity under the DRL 2002 Plan was as follows:

Stock Options activity under the DRL 2002 Plan for the two categories of options was as follows:

CATEGORY A – FAIR MARKET VALUE OPTIONS	YEAR ENDED 31 MARCH 2010			
	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	136,410	Rs. 362.50 – 531.51	Rs. 417.51	42
Grants during the year	–	–	–	–
(Expired / forfeited)during the year	(3,670)	442.5 – 531.51	512.11	–
Exercised during the year	(32,740)	373.5 – 531.51	451.17	–
Outstanding at the end of the year	**100,000**	Rs. 362.50 – 531.51	Rs. 403.02	38
Exercisable at the end of the year	**80,000**	Rs. 362.50 – 531.51	Rs. 391.78	27

CATEGORY A – FAIR MARKET VALUE OPTIONS	YEAR ENDED 31 MARCH 2009			
	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	158,780	Rs. 362.50 – 531.51	Rs. 421.79	44
Grants during the year	20,000	448.00	448.00	97
(Expired / forfeited)during the year	(34,500)	441.50 – 442.50	441.92	–
Exercised during the year	(7,870)	441.50 – 531.51	474.32	–
Outstanding at the end of the year	**136,410**	Rs. 362.50 – 531.51	Rs. 417.51	42
Exercisable at the end of the year	**103,910**	Rs. 362.50 – 531.51	Rs. 418.26	30

CATEGORY B – PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2010			
	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	778,486	Rs. 5.00	Rs. 5.00	72
Granted during the year	359,840	5.00	5.00	91
Forfeited during the year	(83,608)	5.00	5.00	–
Exercised during the year	(269,711)	5.00	5.00	–
Outstanding at the end of the year	**785,007**	Rs. 5.00	Rs. 5.00	72
Exercisable at the end of the year	**79,647**	Rs. 5.00	Rs. 5.00	41

CATEGORY B – PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2009			
	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	773,788	Rs. 5.00	Rs. 5.00	74
Granted during the year	355,820	5.00	5.00	91
Forfeited during the year	(135,387)	5.00	5.00	–
Exercised during the year	(215,735)	5.00	5.00	–
Outstanding at the end of the year	**778,486**	Rs. 5.00	Rs. 5.00	72
Exercisable at the end of the year	**100,209**	Rs. 5.00	Rs. 5.00	46

Schedules to the Consolidated Balance Sheet I Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

13. EMPLOYEE STOCK OPTION SCHEME (CONTINUED)

Dr. Reddy's Employees ADR Stock Option Plan-2007 ("the DRL 2007 Plan"):

The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on 27 July 2005. The 2007 Plan came into effect on approval of the Board of Directors on 22 January 2007. The DRL 2007 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, "eligible employees"). Under the DRL 2007 Plan, the Compensation Committee of the Board (the "Compensation Committee") shall administer the DRL 2007 Plan and grant stock options to eligible employees of the Company and its subsidiaries. The Compensation Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant. The options issued under the DRL 2007 plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

The Compensation Committee may, after obtaining the approval of the shareholders in the Annual General Meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

During the current year, the Company under the DRL 2007 Plan has issued 74,600 options to eligible employees. The vesting period for the options granted varies from 12 to 48 months.

The date of grant, number of options granted, exercise price fixed by the Compensation Committee for respective options and the market price of the shares of the Company on the date of grant is given below:

DATE OF GRANT	NUMBER OF OPTIONS GRANTED	EXERCISE PRICE (RUPEES)	MARKET PRICE (RUPEES) (AS PER SEBI GUIDELINES)
18 May 2009	74,600	5.00	612.95

Stock option activity under the 2007 Plan was as follows:

CATEGORY B – PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2010			
	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	156,577	Rs. 5.00	Rs. 5.00	71
Granted during the year	74,600	5.00	5.00	91
Forfeited during the year	(44,630)	5.00	5.00	–
Exercised during the year	(74,157)	5.00	5.00	–
Outstanding at the end of the year	**112,390**	Rs. 5.00	Rs. 5.00	74
Exercisable at the end of the year	**2,250**	Rs. 5.00	Rs. 5.00	47

CATEGORY B – PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2009			
	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	182,778	Rs. 5.00	Rs. 5.00	73
Granted during the year	74,400	5.00	5.00	89
Forfeited during the year	(28,175)	5.00	5.00	–
Exercised during the year	(72,426)	5.00	5.00	–
Outstanding at the end of the period	**156,577**	Rs. 5.00	Rs. 5.00	71
Exercisable at the end of the year	**24,012**	Rs. 5.00	Rs. 5.00	52

The Company has followed intrinsic method of accounting based on which a compensation expense of Rs. 193 (previous year: Rs. 197) has been recognized in the profit and loss account (Schedule 15)

Aurigene Discovery Technologies Ltd. Employee Stock Option Plan (the "Aurigene ESOP Plan"):

In fiscal 2004, Aurigene Discovery Technologies Limited ("Aurigene"), a consolidated subsidiary, adopted the Aurigene ESOP Plan to provide for issuance of stock options to employees. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene ESOP Plan, stock options may be granted at a price per share as may be determined by the Compensation Committee. The options vest from a period ranging from 1 to 3 years, including certain options which vest immediately on grant.

Schedules to the Consolidated Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

13. EMPLOYEE STOCK OPTION SCHEME (CONTINUED)

Stock option activity under the Aurigene ESOP Plan was as follows:

	YEAR ENDED 31 MARCH 2010			
	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	2,916,263	Rs. 10.00 – 14.99	Rs. 13.99	33
Exercised during the year	1,899,943	10.00 – 14.99	10.00	–
(Expired / forfeited) during the year	3,988	10.00 – 14.99	11.63	–
Outstanding at the end of the year	**1,012,332**	Rs. 10.00 – 14.99	Rs. 11.95	34
Exercisable at the end of the year	**850,237**	Rs. 10.00 – 14.99	Rs. 11.36	31

	YEAR ENDED 31 MARCH 2009			
	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	2,961,116	Rs. 10.00 – 14.99	Rs. 13.16	45
(Expired / forfeited) during the year	(44,853)	10.00 – 14.99	11.33	–
Outstanding at the end of the year	**2,916,263**	Rs. 10.00 – 14.99	Rs. 13.99	33
Exercisable at the end of the year	**1,899,943**	Rs. 10.00 – 14.99	Rs. 13.85	26

Aurigene has followed intrinsic method of accounting based on which a compensation expense of Rs. 5 (previous year: Rs. 7) has been recognized in the profit and loss account (Schedule 15 – Deferred stock compensation cost).

Aurigene Discovery Technologies Ltd. Management Group Stock Grant Plan (the "Management Plan"):

In fiscal 2004, Aurigene adopted the Aurigene Discovery Technologies Limited Management Group Stock Grant Plan (the "Aurigene Management Plan") to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 of its ordinary shares for issuance under this plan. Under the Aurigene Management Plan, stock options may be granted at an exercise price as determined by Aurigene's Compensation Committee. The plan was closed by a resolution of the shareholders in January 2008. Accordingly, as of 31 March 2010, there were no stock options outstanding under the Aurigene Management Plan.

14. RESEARCH AND DEVELOPMENT ARRANGEMENT

I-VEN Pharma arrangement

During the year ended 31 March 2005, the Company had entered into an agreement with I-VEN Pharma Capital Limited ("I-VEN") for the joint development and commercialization of a portfolio of 36 generic drug products. As per the terms of the agreement, I-VEN has a right to fund up to 50% of the project costs (development, registration and legal costs) related to these products and the related US Abbreviated New Drug Applications ("ANDA") filed or to be filed, subject to a maximum contribution of US$ 56. Upon successful commercialization of these products, the Company is required to pay I-VEN a royalty on net sales at agreed rates for a period of 5 years from the date of commercialization of each product.

As per the agreement, in April 2010 and upon successful achievement of certain performance milestones specified in the agreement (e.g. successful commercialization of a specified number of products, and achievement of specified sales milestones), I-VEN has a one-time right to require the Company to pay I-VEN a portfolio termination value amount for such portfolio of products. In the event I-VEN exercises this portfolio termination value option, then it will not be entitled to the sales-based royalty payment for the remaining contractual years.

During the year ended 31 March 2010, the Company and I-VEN have reached an agreement to settle the portfolio termination value option available to I-VEN at a consideration of Rs. 2,680 to be paid by the Company on or before 30 September 2010. The form of settling such consideration is being finalized. The Company has recorded such present obligation as at 31 March 2010 at an equivalent amount and it has reflected in capital advances pending the finalization of the form of aforesaid settlement.

Schedules to the Consolidated Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

15. OPERATING LEASE

The Group leases offices, residential facilities and vehicles under operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental expense under those leases was Rs. 519 (previous year: Rs. 383).

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:

	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
Not later than 1 year	154	173
Later than 1 year and not later than 5 years	332	345
Beyond 5 years	–	–
	486	**518**

16. FINANCE LEASE

The Company has taken buildings and vehicles under finance lease. Future minimum lease payments under finance leases as at 31 March 2010 are as follows:

PARTICULARS	PRESENT VALUE OF MINIMUM LEASE PAYMENTS	FUTURE INTEREST	MINIMUM LEASE PAYMENTS
Not later than 1 year	15	1	16
Later than 1 year and not later than 5 years	43	–	43
Beyond 5 years	195	1	196
	253	**2**	**255**

Future minimum lease payments under finance leases as at 31 March 2009 are as follows:

PARTICULARS	PRESENT VALUE OF MINIMUM LEASE PAYMENTS	FUTURE INTEREST	MINIMUM LEASE PAYMENTS
Not later than 1 year	18	6	25
Later than 1 year and not later than 5 years	43	2	45
Beyond 5 years	239	1	239
	300	**9**	**309**

Schedules to the Consolidated Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

17. EMPLOYEE BENEFIT PLANS

17.1 GRATUITY PLAN OF DR. REDDY'S LABORATORIES LIMITED

The disclosure particulars of Dr. Reddy's Laboratories Limited are shown in the tables below:

Reconciliation of opening and closing balance of the present value of the defined benefit obligation

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Opening defined benefit obligation	398	319
Current service cost	49	41
Interest cost	29	27
Actuarial losses / (gains)	17	44
Liabilities assumed on account of acquisition	(10)	–
Benefits paid	(30)	(33)
Closing defined benefit obligation	**452**	**398**

Change in the Fair value of assets

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Opening fair value of plan assets	334	289
Expected return on plan assets	25	21
Actuarial gains / (losses)	26	(7)
Contributions by employer	95	64
Benefits paid	(30)	(33)
Closing defined benefit obligation	**449**	**334**

Amount recognized in Balance Sheet

PARTICULARS	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
Present value of funded obligations	452	398
Fair value of plan assets	(449)	(334)
Net liability	**3**	**64**
Amounts in the balance sheet		
Provision for gratuity	3	64
Net liability / (asset)	**3**	**64**

Expense recognized in statement of Profit and Loss Account

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Current service cost	49	41
Interest on defined benefit obligation	29	27
Expected return on plan assets	(26)	(21)
Net actuarial losses / (gains) recognized in the year	(9)	51
Amount, included in employee benefit expense	**43**	**98**
Actual return on plan assets	52	14

Asset Information

CATEGORY OF ASSETS	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
Government of India securities	2%	3%
Corporate bonds	1%	1%
Insurer managed funds	96%	95%
Others	1%	1%
Total	**100%**	**100%**

Schedules to the Consolidated Balance Sheet I Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

17. EMPLOYEE BENEFIT PLANS (CONTINUED)

17.1 GRATUITY PLAN OF DR. REDDY'S LABORATORIES LIMITED (CONTINUED)

The approximate market value of the assets as at 31 March 2010 was Rs. 449 (previous year: Rs. 334), breakup of the same is as follows:

CATEGORY OF ASSETS	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
Government of India securities	10	12
Corporate bonds	4	5
Insurer managed funds	433	316
Others	2	1
Total	**449**	**334**

Summary of Actuarial Assumptions

Financial assumptions at the valuation date:

	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Discount rate	7.50% p.a	7.15% p.a
Expected rate of return on plan assets	7.50% p.a	7.50% p.a
Salary escalation rate	8% p.a for next 2 years and 6% p.a thereafter	8% p.a for next 3 years & 6% p.a thereafter

Discount rate: The discount rate is based on the prevailing market yields of Indian government securities as at the balance sheet date for the estimated term of the obligations.

Expected rate of return on plan assets: This is based on the expectation of the average long term rate of return expected on investments of the fund during the estimated term of the obligations.

Salary escalation rate: The estimates of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

17.2 GRATUITY PLAN OF AURIGENE DISCOVERY TECHNOLOGIES LIMITED

The disclosure particulars of Aurigene Discovery Technologies Limited are shown in the below tables:

Reconciliation of opening and closing balance of the present value of the defined benefit obligation

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Opening defined benefit obligation	6	3
Current service cost	3	1
Interest cost	1	1
Actuarial losses / (gain)	**1**	**1**
Liabilities assumed on account of acquisition	11	–
Benefits paid	**(1)**	–
Closing defined benefit obligation	**21**	**6**

Amount recognized in Balance Sheet

PARTICULARS	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
Present value of unfunded obligations	21	6
Net liability	**21**	**6**
Amounts in the balance sheet		
Provision for gratuity	21	6
Net liability / (asset)	**21**	**6**

Schedules to the Consolidated Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

17. EMPLOYEE BENEFIT PLANS (CONTINUED)

17.2 GRATUITY PLAN OF AURIGENE DISCOVERY TECHNOLOGIES LIMITED (CONTINUED)

Expense recognized in statement of Profit and Loss Account

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Current service cost	3	1
Interest on defined benefit obligation	1	–
Net actuarial losses / (gains) recognized in the year	1	2
Amount, included in employee benefit expense	**5**	**3**

Summary of Actuarial Assumptions

Financial assumptions at the valuation date:

	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Discount rate	7.50% p.a	7.15% p.a
Salary escalation rate	8.00% p.a	8.00% p.a

Discount rate: The discount rate is based on the prevailing market yields of Indian Government Securities as at the balance sheet date for the estimated term of the obligations.

Salary escalation rate: The estimates of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

17.3 LONG SERVICE AWARD BENEFIT PLAN OF DR. REDDY'S LABORATORIES LIMITED

The disclosure particulars of Dr. Reddy's Laboratories Limited are shown in the below tables:

Reconciliation of opening and closing balances of the present value of the defined benefit obligation

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Opening defined benefit obligation	–	–
Current service cost	–	–
Interest cost	–	–
Actuarial losses / (gain)	–	–
Past service cost	53	–
Liabilities assumed on account of acquisition	–	–
Benefits paid	–	–
Closing defined benefit obligation	**53**	–

Amount recognized in Balance Sheet

PARTICULARS	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
Present value of funded obligations	–	–
Fair value of plan assets	–	–
Present value of unfunded obligations	53	–
Net Liability	**53**	–
Amounts in the balance sheet		
Provision for Earned leave	53	–
Net liability / (asset)	**53**	–

Schedules to the Consolidated Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

17. EMPLOYEE BENEFIT PLANS (CONTINUED)

17.3 LONG SERVICE AWARD BENEFIT PLAN OF DR. REDDY'S LABORATORIES LIMITED (CONTINUED)

Expense recognized in statement of Profit and Loss Account

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Current service cost	–	–
Interest on defined benefit obligation	–	–
Expected return on plan assets	–	–
Net actuarial losses / (gains) recognized in year	–	–
Past service cost	53	–
Amount, included in "Employee benefit expense"	**53**	–
Actual return on plan assets	–	–

Summary of Actuarial Assumptions

Financial assumptions at the valuation date:

	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Discount Rate	7.50% p.a	–
Salary Escalation Rate	8% p.a for next 2 years and 6% p.a thereafter	–

Discount Rate: The discount rate is based on the prevailing market yields of Indian government securities as at the balance sheet date for the estimated term of the obligations.

Salary Escalation Rate: The estimates of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

Schedules to the Consolidated Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

17. EMPLOYEE BENEFIT PLANS (CONTINUED)

17.3 EMPLOYEE BENEFIT PLAN OF INDUSTRIAS QUIMICAS FALCON DE MEXICO S.A. DE. C.V.

17.3. (A) PENSION PLAN

One of the Subsidiaries provides for seniority, a defined benefit retirement plan covering certain categories of employees.

The disclosure particulars of Industrias Quimicas Falcon de Mexico are shown in the below tables:

Reconciliation of opening and closing balance of the present value of the defined benefit obligation

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Opening defined benefit obligation	209	189
Current service cost	11	9
Interest cost	21	15
Actuarial losses / (gains)	33	26
Benefits paid	(4)	(30)
Closing defined benefit obligation	**270**	**209**

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Opening fair value of plan assets	168	203
Expected return on plan assets	19	15
Actuarial gains / (losses)	36	(44)
Contributions by employer	19	24
Benefits paid	(4)	(30)
Closing fair value of plan assets	**238**	**168**

Amount recognized in Balance Sheet

PARTICULARS	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
Present value of funded obligations	270	210
Fair value of plan assets	(238)	(168)
Net liability	**32**	**42**
Amounts in the balance sheet		
Provision for pension	32	42
Net liability / (asset)	**32**	**42**

Expense recognized in statement of Profit and Loss Account

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Current service cost	11	9
Interest on defined benefit obligation	21	15
Expected return on plan assets	(19)	(15)
Net actuarial losses / (gains) recognized in the year	(3)	75
Amount not recognised as an asset	–	–
Amount, included in employee benefit expense	**10**	**84**
Actual return on plan assets	55	(23)

Asset Information

CATEGORY OF ASSETS	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
Corporate bonds	49%	53%
Equity shares of listed companies	51%	47%
Total	**100%**	**100%**

Schedules to the Consolidated Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

17. EMPLOYEE BENEFIT PLANS (CONTINUED)

The approximate market value of the assets as at 31 March 2010 was Rs. 238 (previous year Rs. 168), a breakup of the same is as follows:

CATEGORY OF ASSETS	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
Corporate bonds	115	89
Equity shares of listed companies	123	79
Total	**238**	**168**

Summary of Actuarial assumptions

Financial assumptions at the valuation date:

	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Discount rate	7.91% p.a	9.50% p.a
Expected rate of return on plan assets	10.50%p.a	10.50% p.a
Salary escalation rate	4.50% p.a	4.50% p.a

Discount rate: The discount rate is based on the market yields prevailing in Mexico as at the balance sheet date for the estimated term of the obligations.

Expected rate of return on plan assets: This is based on our expectation of the average long term rate of return expected on investments of the Fund during the estimated term of the obligations.

Salary escalation rate: The estimates of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

17.3. (B) SENIORITY PAY PLANS

One of the Subsidiaries provides for seniority, a defined benefit retirement plan covering certain categories of employees.

The disclosure particulars of Industrias Quimicas Falcon de Mexico are shown in the below tables:

Reconciliation of opening and closing balance of the present value of the defined benefit obligation

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Opening defined benefit obligation	10	13
Current service cost	1	1
Interest cost	1	1
Actuarial losses / (gains)	1	(5)
Benefits paid	(1)	–
Closing defined benefit obligation	**12**	**10**

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Opening fair value of plan assets	9	10
Expected return on plan assets	1	1
Actuarial gains / (losses)	(1)	(2)
Contributions by employer	1	1
Benefits paid	–	(1)
Closing fair value of plan assets	**10**	**9**

Amount recognized in Balance Sheet

PARTICULARS	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
Present value of funded obligations	12	10
Fair value of plan assets	(10)	(9)
Net liability	**2**	**1**
Amounts in the balance sheet		
Provision for seniority pay	2	1
Net liability / (asset)	**2**	**1**

Schedules to the Consolidated Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

17. EMPLOYEE BENEFIT PLANS (CONTINUED)

Expense recognized in the statement of Profit and Loss Account

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Current service cost	1	1
Interest on defined benefit obligation	1	1
Expected return on plan assets	(1)	(1)
Net actuarial losses / (gains) recognized in the year	1	(3)
Total, included in employee benefit expense	**2**	**(2)**
Actual return on plan assets	–	(1)

Asset Information

CATEGORY OF ASSETS	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
Corporate bonds	53%	53%
Equity shares of listed Companies	47%	47%
Total	**100%**	**100%**

The approximate market value of the assets as at 31 March 2010 was Rs. 10 (previous year Rs. 9), a breakup of the same is as follows:

CATEGORY OF ASSETS	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
Corporate bonds	5	5
Equity shares of listed Companies	5	4
Total	**10**	**9**

Summary of actuarial assumptions

Financial assumptions at the valuation date:

	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Discount rate	7.91% p.a	9.50% p.a
Expected rate of return on plan assets	10.50% p.a	10.50% p.a
Salary escalation rate	4.50% p.a	4.50% p.a

Discount rate: The discount rate is based on the market yields prevailing in Mexico as at the balance sheet date for the estimated term of the obligations.

Expected rate of return on plan assets: This is based on our expectation of the average long term rate of return expected on investments of the Fund during the estimated term of the obligations.

Salary escalation rate: The estimates of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

17.3 (C) SEVERANCE PAY PLAN

One of the subsidiaries has a scheme of severance pay for the employees who are dismissed from the services of the Employer without any justifiable reason.

The disclosure particulars of Industrias Quimicas Falcon de Mexico are shown in the below tables:

Reconciliation of opening and closing balance of the present value of the defined benefit obligation

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Opening defined benefit obligation	25	50
Current service cost	2	4
Interest cost	2	4
Actuarial losses / (gains)	(2)	(22)
Benefits paid	(2)	(11)
Closing defined benefit obligation	**25**	**25**

Schedules to the Consolidated Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

17. EMPLOYEE BENEFIT PLANS (CONTINUED)

Amount recognized in Balance Sheet

PARTICULARS	AS AT 31 MARCH 2010	AS AT 31 MARCH 2009
Present value of unfunded obligations	25	25
Net liability	**25**	**25**
Amounts in the balance sheet		
Provision for severance pay	25	25
Net liability / (asset)	**25**	**25**

Expense recognized in the statement of Profit and Loss Account

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Current service cost	2	4
Interest on defined benefit obligation	2	4
Net actuarial losses / (gains) recognized in the year	(2)	(22)
Amount, included in employee benefit expense	**2**	**(14)**

The severance pay scheme liabilities of the company are unfunded and hence there are no assets held to meet the liabilities.

Summary of Actuarial Assumptions

Financial assumptions at the valuation date:

	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009
Discount rate	7.91% p.a	9.50% p.a
Salary escalation rate	4.50% p.a	4.50% p.a

Discount rate: The discount rate is based on the market yields prevailing in Mexico as at the balance sheet date for the estimated term of the obligations.

Salary escalation rate: The estimates of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors

Schedules to the Consolidated Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

18. EXCEPTIONAL ITEM – IMPAIRMENT OF GOODWILL AND INTANGIBLES

During the past 18-24 months, there have been certain significant changes in the German generics market such as reference price cuts, increased presence of discount contracts, announcement of large sales tender from AOK, etc. Pursuant to these changes including the developments during the current year such as further deterioration in market conditions and adverse outcome of the more recent tenders, the Company has tested the carrying values of betapharm's intangibles (primarily product related) and goodwill for impairment as at 31 March 2010. The recoverable amount was determined to be the Value-In-Use ("ViU") The impairment testing indicated that the carrying value of certain product related intangibles was higher than its recoverable amount and accordingly, the Group has recorded an impairment loss with respect to such intangible assets amounting to Rs. 887 as at 31 March 2010 (previous year Rs. 862). Additionally, as regards goodwill, the carrying value of the betapharm CGU was also higher than the recoverable amount resulting in a goodwill imparment of Rs. 3,696 (previous year Rs. 13,766).

The aforesaid impairment losses (computed with the assistance of independent valuers) in the consolidated income statement for the year ended 31 March 2010 relate to the Company's Global Generics segment. The key assumptions considered in the ViU calculation are as follows:

- Revenue projections are based on the approved revised budgets for the fiscal year ending 31 March 2011, based on management's visibility of current order book and the actual performance during recent months. These projections take into account the expected long term growth rate in the German generics industry. Accordingly, based on the industry reports and other information, the Company projects a constant 1% decline in revenue on a year-on-year basis for existing products.
- The net cash flows have been discounted based on a post tax discounting tax rate of 7.44 to 9.34%

19. HEDGING & DERIVATIVES

The following are the outstanding forward exchange contracts entered into by the Company:

YEAR ENDED 31 MARCH 2010

CATEGORY	CURRENCY	CROSS CURRENCY	AMOUNT	BUY / SELL	PURPOSE
Forward Contract	USD	INR	166	Sell	Hedging

YEAR ENDED 31 MARCH 2009

CATEGORY	CURRENCY	CROSS CURRENCY	AMOUNT	BUY / SELL	PURPOSE
Forward Contract	USD	INR	67	Sell	Hedging
Forward Contract	USD	INR	3	Buy	Hedging
Forward Contract	EURO	USD	8	Sell	Hedging
Forward Contract	GBP	USD	8	Sell	Hedging

The following are the outstanding foreign currency options, which are classified as cash flow hedges and effective as at:

YEAR ENDED 31 MARCH 2010

CURRENCY	CROSS CURRENCY	NO OF CONTRACTS	AMOUNT	GAIN / (LOSS)
USD	INR	12	USD 410	Rs. 508

YEAR ENDED 31 MARCH 2009

CURRENCY	CROSS CURRENCY	NO OF CONTRACTS	AMOUNT	GAIN / (LOSS)
USD	INR	2	USD 120	Rs. (237)

Schedules to the Consolidated Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

20. SCHEME OF AMALGAMATION OF PERLECAN PHARMA PRIVATE LIMITED ("PERLECAN PHARMA") WITH THE COMPANY UNDER SECTION 391 AND 394 OF THE COMPANIES ACT, 1956

In October 2008, the Board of Directors approved a scheme of amalgamation ('the Scheme') of Perlecan Pharma ("transferor Company") with the Company ("transferee Company") under section 391 and 394 of the Companies Act, 1956. In January 2009, the Company filed a petition for approvals of the Scheme with the Hon'ble High Court of Andhra Pradesh ('the Court'). The Court approved the Scheme vide its order dated 12 June 2009 with the appointed date as 1 January 2006. The Scheme will be effective from the date on which the certified true copy of the scheme is filed with the Registrar of Companies. The certified true copy of the scheme was filed with the Registrar of Companies on 18 July 2009 and accordingly the effective date is 18 July 2009. The salient features of the Scheme are as follows:

The transferee Company shall, upon the Scheme coming into effect, record the assets and liabilities of the transferor Company vested in it pursuant to this Scheme at the respective book values thereof and in the same form as appearing in the books of the transferor Company at the close of business of the day immediately preceding the appointed date.

The transferee Company shall record the reserves of the transferor Company in the same form and at the same values as they appear in the financial statements of the transferor Company at the close of business of the day immediately preceding the appointed date. Balances in profit and loss account of the transferor Company shall be similarly aggregated with balances in profit and loss account of the transferee Company.

The excess, if any, of the value of the assets over the value of the liabilities of the transferor Company vested in the transferee Company pursuant to the Scheme as recorded in the books of account of the transferee Company shall, after adjusting the amounts recorded, be credited to the Capital Reserve account. The deficit, if any, be debited to the Goodwill account in the books of the transferee Company.

In case of any differences in accounting policy between the transferor Company and the transferee Company, the impact of the same till the amalgamation be quantified and adjusted in the General Reserve of the transferee Company to ensure that the financial statements of the transferee Company reflect the financial position on the basis of consistent accounting policy.

To the extent there are inter-corporate loans or balances between the transferor Company and the transferee Company, the obligations in respect thereof shall come to an end and corresponding effect shall be given in the books of accounts and records of the transferee Company for the reduction of any assets or liabilities, as the case may be.

All inter-company transactions between transferor and transferee companies from the appointed date shall be regarded as intra-company transactions.

From the effective date, the authorised share capital of the transferor Company shall stand combined with the authorised share capital of the transferee Company. Upon the Scheme becoming fully effective, the authorised share capital of the Company would be Rs. 1,200 divided into 240,000,000 equity shares of Rs. 5/- each.

The equity shares of the transferor Company held by the transferee Company constituting 99.99% of the share capital of transferor Company will stand cancelled and no shares or consideration shall be issued or paid to the transferor Company. In respect of the 2 shares of transferor Company held by shareholders other than transferee Company, the transferee shall pay cash in the ratio of Rs. 50.64 for every equity share of Rs. 1/- each held in the transferor Company.

All taxes/ cess/ duties payable by or on behalf of the transferor Company from the appointed date onwards including all or any refunds and claims, including refunds or claims pending with the revenue authorities and including the right of carry forward of accumulated losses, shall, for all purposes, be treated as the tax/ cess/ duty, liabilities or refunds, claims and accumulated losses of the transferee Company. Accordingly, upon the Scheme becoming effective, the transferee Company is expressly permitted to revise, if it becomes necessary, its Income tax returns, Sales tax returns, Excise & CENVAT returns, Service tax returns, other tax returns, and to restore as input credit of service tax adjusted earlier or claim refunds / credits, pursuant to the provisions of this Scheme.

The amalgamation which is in the nature of a merger has been accounted for as prescribed by the Accounting Standard 14 – Accounting for Amalgamation (hereinafter referred to as 'AS 14') and in accordance with the requirements of the approved Scheme.

Although the scheme of amalgamation requires retrospective accounting from the period 1 January 2006, since the court approvals were received after the previous year financial statements were authorised, the amalgamation has been accounted in the current year and in accounting for such amalgamation the net results of transactions of the transferor Company for the years ended 31 March 2006, 31 March 2007, 31 March 2008 and 31 March 2009 have been included in current year financial statements of the Company as a single line item

Schedules to the Consolidated Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

20. SCHEME OF AMALGAMATION OF PERLECAN PHARMA PRIVATE LIMITED ("PERLECAN PHARMA") WITH THE COMPANY UNDER SECTION 391 AND 394 OF THE COMPANIES ACT, 1956 (CONTINUED)

The effect of the transactions on the balances in the profit and loss account balance as on 31 March 2009 is as follows:

PARTICULARS	(EXPENSE)/ INCOME
Research and development expenses recognised	(693)
Operating and other expenses recognised	(32)
Intra group service income de-recognised	(179)
Interest income recognised	130
Reversal of the loss pick up of the prior year i.e. up to 31 March 2008	109
Amortization of the Goodwill	58
Income tax benefit arising on account of the above transactions	281
Total	**(326)**

The investment in equity shares of the transferor Company held by shareholders other than DRL (hereinafter referred as 'Partners') aggregated to Rs. 1,018. During the year, the Company purchased the shares (all except two shares) from the Partners for an aggregate consideration of Rs. 758. The excess of the investment in equity shares by Partners in Perlecan Pharma over the aggregate consideration paid was credited to capital reserve. The details are as follows:

PARTICULARS	AMOUNT
Investment in equity shares of Perlecan Pharma by Partners	1,018
Less: Consideration paid to partners	(758)
Excess credited to capital reserve	**260**

21. ISSUANCE OF BONUS DEBENTURES

On 31 March 2010, the Board of Directors of the Company approved a scheme of arrangement, for the issue of bonus debentures that would be effected by capitalization of the retained earnings on the successful receipt of the necessary approvals of the shareholders and the Hon'ble High Court of Andhra Pradesh, India. The proposed scheme, entails the issuance and allotment of unsecured, non-convertible, redeemable, fully paid up bonus debentures carrying a face value of Rs. 5/- each ('bonus debentures') to its equity holders, in the ratio of 6 bonus debentures for every 1 equity share of Rs. 5/- each held by them, on a date to be determined in future. The bonus debentures will carry a coupon rate (to be determined in future) that is to be paid annually. Additionally, these bonus debentures would be redeemable at the end of 36 months from the initial date of allotment. No adjustments have been recorded for this proposed scheme in the consolidated financial statements; as the proposed scheme is to be approved by the shareholders and the High Court.

22. COMPARATIVE FIGURES

Previous year's figures have been regrouped / reclassified wherever necessary, to conform to current year's classification.

As per our report attached
for **B S R & Co.**
Chartered Accountants
Firm Registration No.: 101248W
S Sethuraman
Partner
Membership No.: 203491
Place: Hyderabad
Date: 6 May 2010

for **DR. REDDY'S LABORATORIES LIMITED**

Dr. K Anji Reddy Chairman
G V Prasad Vice Chairman and CEO
K Satish Reddy Managing Director and COO
Umang Vohra Chief Financial Officer
V S Suresh Company Secretary

This page has been intentionally left blank.

IFRS CONSOLIDATED FINANCIALS

Extract of Consolidated IFRS Financial Statements

We have adopted IFRS as issued by International Accounting Standards Board (IASB) for preparing our financial statements for the purpose of filings with SEC. We have furnished all our interim financial reports of fiscal 2010 with SEC which were prepared under IFRS. The Annual Report in Form 20-F will also be made available at the Company's website. A hard copy of such Annual Report in Form 20-F will be made available to the shareholders, free of charge, upon request. For details visit www.drreddys.com

The extract of the consolidated financial statements prepared under IFRS has been provided here under.

Consolidated Statement of Financial Position

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND PER SHARE DATA

	AS OF 31 MARCH 2010	AS OF 31 MARCH 2009
ASSETS		
Current assets		
Cash and cash equivalents	Rs. 6,584	Rs. 5,596
Other investments	3,600	530
Trade receivables, net	11,960	14,592
Inventories	13,371	13,226
Derivative financial instruments	573	–
Current tax assets	530	58
Other current assets	5,445	5,008
Total current assets	**Rs. 42,063**	**Rs. 39,010**
Non-current assets		
Property, plant and equipment	22,459	20,882
Goodwill	2,174	7,300
Other intangible assets	11,799	14,879
Investment in equity accounted investees	310	262
Deferred income tax assets	1,282	1,259
Other non-current assets	243	200
Total non-current assets	**Rs. 38,267**	**Rs. 44,782**
Total assets	**Rs. 80,330**	**Rs. 83,792**
LIABILITIES AND EQUITY		
Current liabilities		
Trade payables	Rs. 9,322	Rs. 5,987
Derivative financial instruments	–	332
Current income tax liabilities	1,432	632
Bank overdraft	39	218
Short-term borrowings	5,565	5,850
Long-term borrowings, current portion	3,706	3,501
Provisions	1,094	1,928
Other current liabilities	7,864	8,105
Total current liabilities	**Rs. 29,022**	**Rs. 26,553**
Non-current liabilities		
Long-term loans and borrowings, excluding current portion	Rs. 5,385	Rs.10,132
Provisions	39	42
Deferred tax liabilities	2,720	4,670
Other liabilities	249	350
Total non-current liabilities	**Rs. 8,393**	**Rs. 15,194**
Total liabilities	**Rs. 37,415**	**Rs. 41,747**
Equity		
Share capital	Rs. 844	Rs. 842
Equity shares held by controlled trust	(5)	(5)
Share premium	20,429	20,204
Share based payment reserve	692	676
Retained earnings	18,035	18,305
Other components of equity	2,920	2,023
Total equity attributable to:		
Equity holders of the Company	**Rs. 42,915**	**Rs. 42,045**
Non-controlling interests	–	–
Total equity	**Rs. 42,915**	**Rs. 42,045**
Total liabilities and equity	**Rs. 80,330**	**Rs. 83,792**

Consolidated Income Statement

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND PER SHARE DATA

	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009	FOR THE YEAR ENDED 31 MARCH 2008
Revenues	Rs. 70,277	Rs. 69,441	Rs. 50,006
Cost of revenues	33,937	32,941	24,598
Gross profit	**Rs. 36,340**	**Rs. 36,500**	**Rs. 25,408**
Selling, general and administrative expenses	22,505	21,020	16,835
Research and development expenses	3,793	4,037	3,533
Impairment loss on other intangible assets	3,456	3,167	3,011
Impairment loss on goodwill	5,147	10,856	90
Other expense / (income), net	(569)	254	(402)
Total operating expenses, net	**Rs. 34,332**	**Rs. 39,334**	**Rs. 23,067**
Results from operating activities	**2,008**	**(2,834)**	**2,341**
Finance expense	(372)	(1,668)	(1,080)
Finance income	369	482	1,601
Finance (expense) / income, net	**(3)**	**(1,186)**	**521**
Share of profit of equity accounted investees, net of income tax	48	24	2
Profit / (loss) before income tax	**2,053**	**(3,996)**	**2,864**
Income tax (expense) / benefit	(985)	(1,172)	972
Profit / (loss) for the year	**Rs. 1,068**	**Rs. (5,168)**	**Rs. 3,836**
Attributable to:			
Equity holders of the Company	1,068	(5,168)	3,846
Non-controlling interests	–	–	(10)
Profit / (loss) for the year	**Rs. 1,068**	**Rs. (5,168)**	**Rs. 3,836**
Earnings / (loss) per share			
Basic	Rs. 6.33	Rs. (30.69)	Rs. 22.88
Diluted	Rs. 6.30	Rs. (30.69)	Rs. 22.80
Weighted average number of equity shares used in computing earnings / (loss) per equity share			
Basic	168,706,977	168,349,139	168,075,840
Diluted	169,615,943	168,349,139	168,690,774

Consolidated Statement of Comprehensive Income

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND PER SHARE DATA

	FOR THE YEAR ENDED 31 MARCH 2010	FOR THE YEAR ENDED 31 MARCH 2009	FOR THE YEAR ENDED 31 MARCH 2008
Profit / (loss) for the year	**Rs. 1,068**	**Rs. (5,168)**	**Rs. 3,836**
Other comprehensive income / (loss)			
Changes in fair value of available for sale financial instruments	Rs. 13	Rs. 18	Rs. 158
Foreign currency translation adjustments	241	642	1,265
Effective portion of changes in fair value of cash flow hedges, net	745	(227)	(10)
Income tax on other comprehensive income	(102)	32	(74)
Other comprehensive income / (loss) for the year, net of income tax	**Rs. 897**	**Rs. 465**	**Rs. 1,339**
Total comprehensive income / (loss) for the year	**Rs. 1,965**	**Rs. (4,703)**	**Rs. 5,175**
Attributable to:			
Equity holders of the Company	1,965	(4,703)	5,185
Non-controlling interests	–	–	(10)
Total comprehensive income / (loss) for the year	**Rs. 1,965**	**Rs. (4,703)**	**Rs. 5,175**

Statement pursuant to Section 212 of the Companies Act, 1956

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NAME OF THE SUBSIDIARY	THE FINANCIAL YEAR OF THE SUBSIDIARY COMPANY ENDED ON	NUMBER OF SHARES IN THE SUBSIDIARY COMPANY HELD BY DR. REDDY'S LABORATORIES LIMITED AT THE ABOVE DATE				THE NET AGGREGATE OF PROFITS (LOSSES) OF THE SUBSIDIARY COMPANY FOR IT'S FINANCIAL YEAR SO FAR AS THEY CONCERN THE MEMBERS OF DR. REDDY'S LABORATORIES LIMITED (3)		THE NET AGGREGATE OF PROFITS (LOSSES) OF THE SUBSIDIARY COMPANY FOR IT'S PREVIOUS FINANCIAL YEARS SO FAR AS THEY CONCERN THE MEMBERS OF DR. REDDY'S LABORATORIES LIMITED (3)		CHANGES IN THE INTEREST OF DR. REDDY'S LABORATORIES LIMITED, BETWEEN THE END OF THE LAST FINANCIAL YEAR AND 31 MARCH 2010	MATERIAL CHANGES BETWEEN THE END OF THE LAST FINANCIAL YEAR AND 31 MARCH 2010
		EQUITY SHARES	PREFERENCE SHARES	EQUITY HOLDING %	PREFERENCE HOLDING %	A) DEALT WITH IN THE ACCOUNT OF DR. REDDY'S LABORATORIES LIMITED FOR THE YEAR ENDED 31.03.2010	B) NOT DEALT WITH IN THE ACCOUNT OF DR. REDDY'S LABORATORIES LIMITED FOR THE YEAR ENDED 31.03.2010	A) DEALT WITH IN THE ACCOUNT OF DR. REDDY'S LABORATORIES LIMITED FOR THE YEAR ENDED 31.03.2009	B) NOT DEALT WITH IN THE ACCOUNT OF DR. REDDY'S LABORATORIES LIMITED FOR THE YEAR ENDED 31.03.2009		
DRL Investments Limited	31.03.2010	50,000	–	100	–	–	(3)	–	–	–	–
Reddy Pharmaceuticals Hong Kong Limited	31.03.2010	11,625,000	–	100	–	–	(88)	–	23	–	–
OOO JV Reddy Biomed Limited	31.03.2010	(2)	–	100	–	–	37	–	(9)	–	–
Reddy Antilles N.V.	31.03.2010	500,000	–	100	–	–	(5)	–	(3)	–	–
Dr. Reddy's Farmaceutica do Brasil Ltda.	31.03.2010	6,059,231	–	100	–	–	(157)	–	(357)	–	–
Dr. Reddy's Laboratories Inc.	31.03.2010	(1)	–	–	–	–	1,399	–	1,977	–	–
Reddy US Therapeutics Inc.	31.03.2010	(1)	–	–	–	–	(89)	–	1	–	–
Reddy Cheminor S.A.	31.03.2010	2,500	–	100	–	–	10	–	(1)	–	–
Cheminor Investments Limited	31.03.2010	134,513	–	100	–	–	–	–	–	–	–
Aurigene Discovery Technologies Limited	31.03.2010	90,544,104	14,750,000	100	100	–	77	–	92	Capital increased	–
Kunshan Rotam Reddy Pharmaceutical Co. Limited	31.03.2010	(2)	–	51.33	–	–	133	–	9	–	–
Reddy Netherlands B.V.	31.03.2010	(1)	–	–	–	–	(11)	–	(4)	–	–
Aurigene Discovery Technologies Inc.	31.03.2010	(1)	–	–	–	–	(1)	–	3	–	–
Dr. Reddy's Laboratories (EU) Limited	31.03.2010	(1)	–	–	–	–	195	–	94	–	–
Dr. Reddy's Laboratories (U.K.) Limited	31.03.2010	(1)	–	–	–	–	39	–	(16)	–	–
Dr. Reddy's Laboratories (Proprietary) Limited	31.03.2010	60	–	60	–	–	30	–	(33)	–	–
Promius Pharma LLC (formerly Reddy Pharmaceuticals LLC)	31.03.2010	(1)	–	–	–	–	(852)	–	(494)	–	–
OOO Dr. Reddy's Laboratories Limited	31.03.2010	(2)	–	–	–	–	(328)	–	35	–	–
Dr. Reddy's Bio-Sciences Limited	31.03.2010	34,022,070	–	100	–	–	–	–	–	–	–
Trigenesis Therapeutics Inc.	31.03.2010	206	–	100	–	–	(1)	–	(1)	–	–
Industrias Quimicas Falcon de Mexico SA de CV	31.03.2010	140,526,270	–	100	–	–	176	–	(98)	–	–
Lacock Holdings Limited	31.03.2010	23,028	–	100	–	–	359	–	528	Capital increased	–
betapharm Arzneimittel GmbH	31.03.2010	(1)	–	–	–	–	(1,635)	–	70	–	–
beta Healthcare Solutions GmbH	31.03.2010	(1)	–	–	–	–	(9)	–	(9)	–	–
beta Institut fur soziaimedizinische Forschung and Entwicklung GmbH	31.03.2010	(1)	–	–	–	–	–	–	–	–	–
Reddy Holding GmbH	31.03.2010	(1)	–	–	–	–	(666)	–	(3,044)	–	–
Reddy Pharma Italia SPA	31.03.2010	(1)	–	–	–	–	(14)	–	–	–	–
Reddy Pharma Iberia SA	31.03.2010	120,000	–	100	–	–	(164)	–	(184)	–	–
Dr. Reddy's Laboratories (Australia) Pty. Ltd.	31.03.2010	1,000,000	–	100	–	–	(152)	–	(42)	Acquisition of minority interest	–
Aurigene Discovery Technologies (Malaysia) SDN BHD	31.03.2010	(1)	–	–	–	–	(12)	–	(8)		–
Eurobridge Consulting B.V.	31.03.2010	(1)	–	–	–	–	(1)	–	–	–	–
OOO DRS LLC	31.03.2010	(1)	–	–	–	–	(10)	–	4	–	–
Dr. Reddy's New Zealand Limited (formerly Affordable Healthcare Limited)	31.03.2010	(1)	–	–	–	–	12	–	(3)	–	–
Dr. Reddy's Laboratories SA	31.03.2010	75,640,410	–	100	–	–	3,048	–	1,953	–	–
Dr. Reddy's Laboratories Louisiana LLC	31.03.2010	(1)	–	–	–	–	(513)	–	(206)	–	–
Dr. Reddy's Laboratories ILAC TICARET Limited	31.03.2010	5,000	–	100	–	–	–	–	–	–	–
Macred India Private Limited	31.03.2010	50,000	–	100	–	–	–	–	–	–	–
Dr. Reddy's SRL (formerly Jet Generici SRL)	31.03.2010	(1)	–	–	–	–	(161)	–	(207)	–	–
Chirotech Technology Limited	31.03.2010	(1)	–	–	–	–	(44)	–	14	–	–
Dr. Reddy's Pharma SEZ Limited	31.03.2010	50,000	–	100	–	–	–	–	–	New Subsidiary	–
Dr. Reddy's Laboratories International SA	31.03.2010	(1)	–	–	–	–	–	–	–	New Subsidiary	–

(1) Step down subsidiary (2) No concept of share capital (3) The amounts shown in this column represent the net aggregate amount of profits / (losses) of the subsidiary attributable to the direct holding of the Company. (4) Dr. Reddy's Pharma SEZ Limited was incorporated on 8th July, 2009. (5) Dr. Reddy's Laboratories International SA was incorporated on 24th March, 2010.

for **Dr. Reddy's Laboratories Limited**

Place: Hyderabad
Date: 6 May 2010

Dr. K Anji Reddy
Chairman

G V Prasad
Vice Chairman and CEO

K Satish Reddy
Managing Director and COO

Umang Vohra
Chief Financial Officer

V S Suresh
Company Secretary

Information on the financials of subsidiaries (Prepared as per IGAAP)

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NAME OF THE SUBSIDIARY	CAPITAL	RESERVES	TOTAL ASSETS	TOTAL LIABILITIES	INVESTMENTS (EXCL. INVESTMENT IN SUBSIDIARIES)	TURNOVER	PROFIT BEFORE TAX	PROVISION FOR TAX	PROFIT AFTER TAX	PROPOSED DIVIDEND
DRL Investments Limited	1	(3)	6	6	–	–	(3)	–	(3)	–
Reddy Pharmaceuticals Hong Kong Limited	58	(50)	10	10	–	–	(88)	–	(88)	–
OOO JV Reddy Biomed Limited	5	22	27	27	–	–	37	–	37	–
Reddy Antilles N.V.	18	174	451	451	–	–	(5)	–	(5)	–
Dr. Reddy's Farmaceutica do Brasil Ltda.	97	(935)	163	163	–	157	(200)	(43)	(157)	–
Dr. Reddy's Laboratories Inc.	580	4,735	9,889	9,889	–	18,655	1,492	93	1,399	–
Reddy US Therapeutics Inc.	94	(102)	25	25	–	–	(63)	26	(89)	–
Reddy Cheminor S.A.	2	(2)	5	5	–	–	10	–	10	–
Cheminor Investments Limited	1	–	1	1	–	–	–	–	–	–
Aurigene Discovery Technologies Limited	1,053	(334)	1,308	1,308	–	754	77	–	77	–
Kunshan Rotam Reddy Pharmaceutical Co. Limited	791	(479)	519	519	–	788	115	(18)	133	–
Reddy Netherlands B.V.	1	(23)	1	1	–	–	(11)	–	(11)	–
Aurigene Discovery Technologies Inc.	210	(221)	11	11	–	–	(1)	–	(1)	–
Dr. Reddy's Laboratories (EU) Limited	723	355	1,929	1,929	–	771	235	40	195	–
Dr. Reddy's Laboratories (U.K.) Limited	–	212	1,003	1,003	–	1,965	57	18	39	–
Dr. Reddy's Laboratories (Proprietary) Limited	–	(40)	303	303	–	444	22	(8)	30	–
Promius Pharma LLC (formerly Reddy Pharmaceuticals LLC)	123	(1,078)	412	412	–	521	(852)	–	(852)	–
OOO Dr. Reddy's Laboratories Limited	72	89	3,275	3,275	–	7,110	(405)	(77)	(328)	–
Dr. Reddy's Bio–Sciences Limited	362	(154)	262	262	–	–	–	–	–	–
Trigenesis Therapeutics Inc.	–	20	20	20	–	–	(1)	–	(1)	–
Industrias Quimicas Falcon de Mexico SA de CV	594	19	2,476	2,476	–	2,513	241	65	176	–
Lacock Holdings Limited	1	16,752	30,821	30,821	–	–	399	40	359	–
betapharm Arzneimittel GmbH	59	1,797	4,597	4,597	–	7,288	(1,635)	–	(1,635)	–
beta Healthcare Solutions GmbH	1	(28)	–	–	–	–	(9)	–	(9)	–
beta Institut fur soziaimedizinische Forschung and Entwicklung GmbH	6	–	123	123	–	–	–	–	–	–
Reddy Holding GmbH	1	4,424	26,969	26,969	–	40	(892)	(226)	(666)	–
Reddy Pharma Italia SPA	63	(50)	606	606	–	–	(14)	–	(14)	–
Reddy Pharma Iberia SA	321	(661)	35	35	–	56	(164)	–	(164)	–
Dr. Reddy's Laboratories (Australia) Pty. Ltd.	35	(235)	44	44	–	15	(152)	–	(152)	–
Aurigene Discovery Technologies (Malaysia) SDN BHD	1	(20)	26	26	–	–	(12)	–	(12)	–
Eurobridge Consulting B.V.	30	120	155	155	–	–	(1)	–	(1)	–
OOO DRS LLC	30	113	246	246	–	–	(10)	–	(10)	–
Dr. Reddy's New Zealand Limited (formerly Affordable Healthcare Limited)	–	84	183	183	–	351	28	16	12	–
Dr. Reddy's Laboratories SA	2,951	4,488	11,373	11,373	–	8,649	3,393	345	3,048	–
Dr. Reddy's Laboratories Louisiana LLC	–	1,112	1,590	1,590	–	1,475	(513)	–	(513)	–
Dr. Reddy's Laboratories ILAC TICARET Limited	–	–	–	–	–	–	–	–	–	–
Macred India Private Limited	1	–	1	1	–	–	–	–	–	–
Dr. Reddy's SRL (formerly Jet Generici SRL)	6	(334)	193	193	–	123	(161)	–	(161)	–
Chirotech Technology Limited	67	(169)	468	468	–	729	(43)	1	(44)	–
Dr. Reddy's Pharma SEZ Limited	1	–	1	1	–	–	–	–	–	–
Dr. Reddy's Laboratories International SA	4	–	4	4	–	–	–	–	–	–

Notice of Annual General Meeting

Notice is hereby given that the 26th Annual General Meeting of the members of the Company will be held on Friday, 23 July 2010 at 11.30 A.M. at the Grand Ball Room, Hotel Taj Krishna, Road No. 1, Banjara Hills, Hyderabad – 500 034 to transact the following business:

ORDINARY BUSINESS:

1. To receive, consider and adopt the Balance Sheet as at 31 March 2010 and the Profit & Loss Account of the Company for the year ended on that date along with the Reports of the Directors' and Auditors' thereon.
2. To declare dividend on the equity shares for the financial year 2009–10.
3. To appoint a Director in place of Dr. J P Moreau, who retires by rotation, and being eligible, seeks re-appointment.
4. To appoint a Director in place of Ms. Kalpana Morparia, who retires by rotation, and being eligible, seeks re-appointment.
5. To appoint the Statutory Auditors and fix their remuneration. The retiring Auditors B S R & Co., Chartered Accountants are eligible for re-appointment.

SPECIAL BUSINESS:

6. **APPOINTMENT OF DR. ASHOK SEKHAR GANGULY AS A DIRECTOR OF THE COMPANY**

   To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution:

   "**RESOLVED THAT** pursuant to the provisions of Section 260 of the Companies Act, 1956 and Article 103 of the Articles of Association of the Company, Dr. Ashok Sekhar Ganguly, who was appointed as an Additional Director at the meeting of the Board of Directors of the Company and who holds office up to the date of ensuing Annual General Meeting of the Company and in respect of whom the Company has received notice from a member under Section 257 of the Companies Act, 1956 proposing his candidature, be and is hereby appointed as a Director of the Company, liable to retire by rotation."

NOTES:

1. An explanatory statement pursuant to Section 173 (2) of the Companies Act, 1956 in respect of the special business is annexed hereto.
2. **A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of himself / herself and the proxy need not be a member of the Company. The instrument of proxy in order to be effective, must be deposited at the registered office of the Company, duly completed and signed not less than 48 hours before the meeting.**
3. The register of members and the share transfer books of the Company will remain closed from Tuesday, 6 July 2010 to Saturday, 10 July 2010 (both days inclusive).
4. The Board of Directors in their meeting held on 6 May 2010 has recommended a dividend of Rs. 11.25 per share on equity share of Rs. 5 each as final dividend for the financial year 2009-10. Dividend, if declared, at the annual general meeting, will be paid on or after 23 July 2010.
5. The shareholders are requested to intimate immediately, any change in their address or bank mandates to their depository participants with whom they are maintaining their demat accounts or to the Company's Share Transfer Agent, M/s. Bigshare Services Private Limited, if the shares are held by them in certificate form.
6. Shareholders desiring any information relating to the accounts are requested to write to the Company at an early date so as to enable the management to keep the information ready.
7. For the convenience of members and for proper conduct of the meeting, entry to the place of meeting will be regulated by attendance slip, which is a part of the annual report. Members are requested to sign at the place provided on the attendance slip and hand it over at the entrance to the venue.
8. Members are requested to kindly bring their copy of the Annual Report with them at the Annual General Meeting, as no extra copy of Annual Report would be made available at the Annual General Meeting.
9. Consequent upon the introduction of Section 109A of the Companies Act, 1956, shareholders are entitled to make a nomination in respect of shares held by them in physical form. Shareholders desirous of making a nomination are requested to send their requests in Form No. 2B in duplicate (which will be made available on request) to the Registrar and Share Transfer Agent of the Company.
10. The brief profile of the Directors proposed to be appointed / re-appointed is given in the section on Corporate Governance.

By Order of the Board

Place: **Hyderabad**
Date: **3 June 2010**

V S Suresh
Company Secretary

Annexure to Notice

Explanatory statement pursuant to Section 173(2) of the Companies Act, 1956

ITEM NO. 6

The Board of Directors of the Company at their meeting held on 23 October 2009 had appointed Dr. Ashok Sekhar Ganguly as an Additional Director of the Company.

Dr. Ganguly is the Chairman of Firstsource Solutions Limited and ABP Private Ltd. and was a Director on the Central Board of the Reserve Bank of India from 2001 to 2009. He also serves as a non-Executive Director of Mahindra & Mahindra Limited, Wipro Limited, Hemogenomics Private Limited and Tata AIG life Insurance Company Limited. He is a Director on the Advisory Board of Microsoft Corporation (India) Private Limited and the Blackstone Group.

Dr. Ganguly's principal professional career spanned 35 years with Unilever Plc / NV. He was the Chairman of Hindustan Lever Limited from 1980 to 1990, and member of the Unilever Board from 1990 to 1997 with responsibility for research and technology.

He has served on several public bodies, principal among them being, as member of Science Advisory Council to the Prime Minister of India (1985-89) and the UK Advisory Board of Research Councils (1991-94). Currently, he is a member of the Prime Minister's Council on Trade and Industry, Investment Commission (2004-09) and the India-USA CEO Council, set up by the Prime Minister of India and the President of the USA.

Dr. Ganguly has authored 'Industry and Liberalization' (1994), 'Strategic Manufacturing for Competitive Advantage' (1998) and 'Business Driven R&D — Managing Knowledge to Create Wealth' (1999), besides several publications in science, technology & management.

He is a recipient of the Padma Bhushan as well as the Padma Vibhushan, two of India's prestigious civilian honours. At present, he serves as a member of the Rajya Sabha, the upper house of the Parliament of India.

As per the provisions of Section 260 of the Companies Act, 1956, he holds office of Director up to the date of the Annual General Meeting unless approved by the shareholders. The Company has received a notice as required under section 257 of the Companies Act, 1956 along with a deposit of Rs. 500 from a member of the Company, proposing his candidature for the office of the Director.

The Board recommends the resolution set forth in item no. 6 for approval of the members.

None of the Directors of the Company other than Dr. Ashok Sekhar Ganguly are deemed to be concerned or interested in the above resolution.

By Order of the Board

Place: **Hyderabad**
Date: **3 June 2010**

V S Suresh
Company Secretary

Glossary

ACS	American Chemical Society
ADR	American Depository Receipt
ADS	American Depository Share
AG	Authorized Generics
AGM	Annual General Meeting
ANDA	Abbreviated New Drug Application
ANVISA	Agência Nacional de Vigilância Sanitária
API	Active Pharmaceutical Ingredients and Intermediates
ARL	American Remedies Limited
AS	Accounting Standards
AVWG	Arzneimittelversorgungs-Wirtschaftlichkeisgestz (Economic Optimization of Pharmaceutical Care Act)
BSE	Bombay Stock Exchange Limited
CAGR	Compounded Annual Growth Rate
CCPM	Critical Chain Project Management
CDL	Cheminor Drugs Limited
CDSL	Central Depository Services (India) Limited
CEO	Chief Executive Officer
CESTAT	Customs Excise Service Tax Appellate Tribunal
CFO	Chief Financial Officer
cGMP	Current Good Manufacturing Practices
CIA	Chief Internal Auditor
CII	Confederation of Indian Industry
CIS	Commonwealth of Independent States
COBE	Code Of Business Conduct and Ethics
COO	Chief Operating Officer
CSR	Corporate Social Responsibility
CTO	Chemical Tech-Ops
DMF	Drug Master File
DP	Depository Participant
DPCO	Drugs (Prices Control) Order, 1995
DRF	Dr. Reddy's Foundation
DRFHE	Dr. Reddy's Foundation for Health Education
EBIDTA	Earnings Before Interest, Depreciation and Taxes
ECCE	Early Childhood Care and Education
EPS	Earnings Per Share
ERC	Education Resource Centre
ERM	Enterprise-wide Risk Management
ESOP	Employees Stock Option Plan
ESOS	Employees Stock Option Scheme
EU	European Union
FDAAA	Food and Drug Administration Amendments Act of 2007
FI	Financial Institution
FII	Foreign Institutional Investor
FTO	Formulation Tech-Ops
FY	Financial Year
GDR	Global Depository Receipts
GRI	Global Reporting Initiatives
HR	Human Resources
IASB	International Accounting Standard Board
ICAI	Institute of Chartered Accountants of India
IFRS	International Financial Reporting Standards
IGAAP	Indian Generally Accepted Accounting Principles
IMS	IMS Health Inc.
IPDO	Integrated Product Development Organization
IP	Intellectual Property
IPO	Initial Public Offer
IREDA	Indian Renewable Energy Development Agency
IT	Information Technology
ITAT	Income Tax Appellate Tribunal
KARV	Kallam Anji Reddy Vidyalaya
LABS	Livelihood Advancement Business School
LAYD	Life at Your Door Step
M&A	Mergers and Acquisitions
MC	Management Council
MCA	Ministry of Corporate Affairs
MHRA	UK's Medicines and Health products Regulatory Agency
MoU	Memorandum of Understanding
NCEs	New Chemical Entity's
NGO	Non Government Organization
NRI	Non Resident Indian
NSDL	National Securities Depository Limited
NSE	National Stock Exchange of India Limited
NYSE	New York Stock Exchange, Inc.
OBC	Overseas Bodies Corporate
OTC	Over The Counter
PSAI	Pharmaceuticals Services and Active Ingredients
QBD	Quality by Design
R&D	Research and Development
RC	Risk Committee
RoCE	Return on Capital Employed
RoW	Rest of the World
Rs.	Indian Rupees
SBP	Strategic Business Partners
SEBI	Securities and Exchange Board of India
SEC	Securities and Exchange Commission
SEFL	Standard Equity Fund Limited
SEZ	Special Economic Zone
SHE	Safety, Health and Environment
SMT	Self Managed Team
SOX	Sarbanes Oxley Act, 2002
SRS	Solvent Recovery System
SSA	Sarva Siksha Abhiyan
TDC	Technology Development Centre
TGA	Therapeutic Goods Administration
TMB	Talent Management Board
UK	United Kingdom
UNEP	United Nations Environment Program
US / USA	United States of America
US$	United States Dollar
USFDA	United States Food and Drug Administration
USGAAP	United States Generally Accepted Accounting Principles
VAT	Value Added Tax
WHO	World Health Organization
WSG	Wettbewerbsstarkungsgesetz (Statutory Health Insurance Competition Strengthening Act)
WTO	World Trade Organization
ZLDP	Zero Liquid Discharge Plant

DR.REDDY'S

Dr. Reddy's Laboratories Limited

Regd. Office: 7-1-27, Ameerpet, Hyderabad – 500 016

Attendance Slip

Regd. Folio No. / Client ID :

Name & Address of
First / Sole Shareholder :

No. of Shares held :

I hereby record my presence at the 26th Annual General Meeting of the Company to be held on Friday, 23 July 2010 at 11.30 A.M. at the Grand Ball Room, Hotel Taj Krishna, Road No.1, Banjara Hills, Hyderabad – 500 034.

Signature of the Member / Proxy

Notes:

a) **Only Member / Proxy can attend the meeting. No minors would be allowed at the meeting.**
b) Member / Proxy wish to attend the meeting must bring this attendance slip to the meeting and handover at the entrance duly filled in and signed.
c) Member / Proxy should bring his / her copy of the Annual Report for reference at the meeting.

DR.REDDY'S

Dr. Reddy's Laboratories Limited

Regd. Office: 7-1-27, Ameerpet, Hyderabad – 500 016

Proxy Form

Regd. Folio No. / Client ID :

No. of Shares held :

I / We ____

of ____ being a member / members

of the above named Company, hereby appoint ____ of

____ or

failing him / her ______________________ of ______________________

as my / our Proxy to attend and vote for me / us on my / our behalf at the 26th Annual General Meeting of the Company to be held on Friday, 23 July 2010 at 11.30 A.M. at the Grand Ball Room, Hotel Taj Krishna, Road No.1, Banjara Hills, Hyderabad – 500 034, and at any adjournment(s) thereof.

Revenue Stamp

Signed this ______________ day of ______________ 2010

Notes:

a) Proxy need not be a member of the Company.
b) The Proxy form duly filled in and signed by the member(s) across Revenue Stamp should reach the Company's Registered Office: Dr. Reddy's Laboratories Ltd., 7-1-27, Ameerpet, Hyderabad – 500 016 at least 48 hours before the time fixed for the meeting.
c) Corporate members intending to send their authorised representative(s) to attend the meeting are requested to send a Certified Copy of the Board Resolution authorizing their representative(s) to attend and vote on their behalf at the meeting.


PLANET
PEOPLE
PURPOSE

The cover and thematic pages of this Annual Report are printed on 100% recycled paper.

DR. REDDY'S LABORATORIES LIMITED | 7-1-27 AMEERPET | HYDERABAD 500 016 | INDIA | www.drreddys.com